As filed with the Securities and Exchange Commission on November 29, 2002
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BLACK HILLS CORPORATION
(Exact name of Registrant as specified in its charter)

South Dakota (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	46-0458824 (I.R.S. Employer Identification No.)

625 Ninth Street
Rapid City, South Dakota 57701
(605) 721-1700
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)

Steven J. Helmers
625 Ninth Street
Rapid City, South Dakota 57701
(605) 721-1700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Dennis M. Jackson, Esq. Holland & Hart LLP 555 Seventeenth Street, Suite 3200 Denver, Colorado 80202 (303) 295-8115	Alan P. Baden, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103-0040 (917) 206-8001

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $1.00 per share	487,576	$1.03	$11,413,704	$1,051

(1)
Represents 487,576 shares, the maximum number of shares of Black Hills Corporation common stock, par value $1.00 per share, issuable upon the conversion, pursuant to the merger described herein, of (i) 10,779,718 shares of common stock, par value $.01 per share, of Mallon Resources Corporation outstanding on November 21, 2002 and (ii) up to 301,548 shares of Mallon Resources Corporation common stock that may be issued upon the exercise of outstanding options and warrants to purchase Mallon Resources Corporation common stock between November 21, 2002 and the consummation of the merger, based upon the exchange ratio of .044 of a share of Black Hills Corporation common stock for each share of Mallon Resources Corporation common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended, based upon the product of $1.03 (the average of the high and low prices of Mallon Resources Corporation’s common stock on November 21, 2002 on the OTC Bulletin Board) multiplied by (i) 10,779,718 shares of common stock of Mallon Resources Corporation common stock outstanding on November 21, 2002 plus (ii) 301,548 shares of Mallon Resources Corporation common stock that may be issued upon the exercise of outstanding options and warrants.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2002

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Black Hills Corporation, or Black Hills, and Mallon Resources Corporation, or Mallon, have agreed on a merger involving our two companies. Before we can complete the merger, we must obtain the approval of Mallon’s common shareholders. We are sending you this proxy statement/prospectus to ask you to vote in favor of the merger.

In the merger, Black Hills Acquisition Corp., a wholly-owned subsidiary of Black Hills, will merge with and into Mallon. Upon consummation of the merger, Mallon will be the surviving company and a wholly-owned subsidiary of Black Hills. As a Mallon shareholder, you will be entitled to receive .044 shares of Black Hills common stock for each share of Mallon common stock and cash instead of any fractional shares you would otherwise receive in the merger.

Black Hills’ common stock is traded on the New York Stock Exchange under the symbol “BKH.” On                 , the closing price of Black Hills common stock was $             per share and the closing price of Mallon common stock was $             per share. We encourage you to obtain more recent quotations. Shares of Mallon common stock will be deregistered if the merger is consummated.

Mallon will hold a special meeting of its shareholders on                         , 2003, at 9:00 a.m. local time, at                         , located at                                 , Denver, Colorado, to consider and vote on the merger agreement. At Mallon’s special meeting, Mallon will ask its common shareholders to consider and vote on the merger agreement. Shareholder approval of the proposal is a prerequisite to consummation of the merger. Holders of Mallon common stock are entitled to dissenters’ rights in connection with the merger, which are discussed in greater detail on page 37.

TO CAST YOUR VOTE FOR THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE.

The enclosed form of proxy, when executed and returned, will be voted as set forth therein. Any shareholder signing a proxy has the power to revoke the proxy in writing, addressed to Mallon, or in person at the meeting at any time before the proxy is exercised.

This document is a prospectus of Black Hills relating to the issuance of shares of Black Hills’ common stock in connection with the merger and a proxy statement for Mallon to use in soliciting proxies for its special meeting. It contains answers to frequently asked questions and a summary description of the merger (beginning on page 24), followed by a more detailed discussion of the merger and related matters. YOU SHOULD ALSO CONSIDER THE MATTERS DISCUSSED UNDER “ RISK FACTORS” COMMENCING ON PAGE 11 OF THE ENCLOSED PROXY STATEMENT/PROSPECTUS. WE URGE YOU TO CAREFULLY REVIEW THIS ENTIRE DOCUMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROXY STATEMENT/PROSPECTUS IS DATED                     , 2003 AND IS FIRST BEING MAILED TO SHAREHOLDERS ON OR ABOUT JANUARY     , 2003.

MALLON RESOURCES CORPORATION
999 18TH STREET, SUITE 1700
DENVER, COLORADO 80202
(303) 293-2333

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                        , 2003

To Shareholders of Mallon Resources Corporation:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Mallon Resources Corporation, a Colorado corporation, or Mallon, will be held at                        , on                         , 2003 at 9:00 a.m., local time, for the following purposes:

1.    To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated October 1, 2002, among Black Hills Corporation, Black Hills Acquisition Corp. and Mallon.

2.    To transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only common shareholders of record at the close of business on                        , 200   are entitled to notice of and to vote at the Mallon special meeting or at any adjournments or postponements thereof. Approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Mallon common stock. Approval of the merger agreement is a prerequisite to the completion of the merger. Holders of Mallon common stock are entitled to dissenters’ rights under the Colorado Business Corporation Act in respect of the merger.

The Mallon board of directors has determined that the terms of the merger agreement and the transactions contemplated by it are advisable and in the best interests of Mallon and its shareholders. Accordingly, the members of the Mallon board of directors have unanimously approved the merger and the merger agreement and recommend that common shareholders vote at the special meeting to approve the merger agreement.

Please do not send us any Mallon stock certificates at this time. If the merger is approved by the common shareholders of Mallon, and if the other conditions to the merger agreement are satisfied or waived, forms to be used to exchange your shares of Mallon common stock for shares of Black Hills Corporation common stock will be mailed to you.

By Order of the Board of Directors,

George O. Mallon, Jr. Chairman

Denver, Colorado
                    , 2003

YOUR VOTE IS VERY IMPORTANT. EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU DO ATTEND THE SPECIAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about our companies from documents we have filed with the Securities and Exchange Commission, or SEC, but have not included or delivered with this document. If you call or write us, we will send you these documents, excluding exhibits, without charge. You can contact us at:

Black Hills Corporation 625 Ninth Street Rapid City, South Dakota	Mallon Resources Corporation 999 18th Street, Suite 1700 Denver, Colorado 80202

Attention: Steven J. Helmers 605-721-2300	Attention: Roy K. Ross 303-293-2333

PLEASE REQUEST DOCUMENTS FROM EITHER COMPANY NOT LATER THAN                     , 2003. IF YOU REQUEST ANY DOCUMENTS, WE WILL MAIL THE DOCUMENTS TO YOU BY FIRST CLASS MAIL, OR ANOTHER EQUALLY PROMPT MEANS, BY THE NEXT BUSINESS DAY AFTER WE RECEIVE YOUR REQUEST.

See “Where You Can Find More Information” on page 127 for more information about the documents referred to in this document.

i

TABLE OF CONTENTS—(Continued)

TABLE OF CONTENTS—(Continued)

TABLE OF CONTENTS—(Continued)

LIST OF ANNEXES

Annex A—	Agreement and Plan of Merger dated as of October 1, 2002 by and among Black Hills Corporation, Black Hills Acquisition Corp. and Mallon Resources Corporation

Annex B—	Opinion of Waterous & Co. Limited dated October 1, 2002

Annex C—	Provisions of Colorado Business Corporation Act relating to dissenters’ rights

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A:
The proposed merger will combine the businesses of Black Hills and Mallon. Our companies are proposing the merger because we believe that the combined company, with its larger, more diverse asset base and expanded cash flow, will be better positioned to continue growing in the independent energy industry. We believe that the merger will, among other things:

•	support Black Hills’ integrated energy strategy by substantially increasing its current natural gas production and reserves;

•	increase Black Hills’ exploitation drilling potential;

•	result in administrative cost savings and operating efficiencies on a combined basis; and

•	improve the liquidity of Mallon’s shareholders.

Please review the more detailed description of our reasons for the merger on pages 28-29.

Q:	HOW WILL THE MERGER WORK?

A:
Black Hills Acquisition Corp., a wholly-owned subsidiary of Black Hills, will merge with and into Mallon and Mallon will continue as the surviving corporation and will be a wholly-owned subsidiary of Black Hills. We refer to Black Hills Acquisition Corp. as “Merger Sub” in this document. Shareholders of Mallon will become shareholders of Black Hills.

Q:	WHAT WILL HAPPEN TO MALLON COMMON STOCK AND STOCK OPTIONS IN THE MERGER?

A:
Mallon shareholders will receive .044 of a share of Black Hills common stock for each share of Mallon common stock they own. Mallon shareholders will also receive cash for any fractional Black Hills shares they would otherwise receive in the merger. As of the close of business on the effective date of the merger, all outstanding options to purchase Mallon common stock that are not exercised will be cancelled and terminated automatically. Each holder of an option who exercises such option concurrently with the consummation of the merger will receive .044 of a share of Black Hills common stock for each share of Mallon common stock received upon exercise of such option.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	Subject to shareholder and regulatory approval, we hope to complete the merger in the first quarter of 2003.

Q:	WHEN IS THE SPECIAL SHAREHOLDERS’ MEETING?

A:	Mallon’s special meeting of shareholders will take place on , 2003. The time and location of the special meeting is specified on the cover page of this document.

Q:	WHAT WILL HAPPEN AT THE SPECIAL SHAREHOLDERS’ MEETING?

A:	Mallon’s shareholders will vote on whether to approve the merger agreement and the transactions contemplated by the merger agreement.

Q:	WHAT VOTE IS REQUIRED FOR THE PROPOSAL?

A:	At the Mallon special meeting, approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Mallon common stock.

v

Q:	WHAT DO I NEED TO DO TO VOTE?

A:
If you own Mallon common stock, after reading this document, indicate on the enclosed proxy how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at the special meeting. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at the special meeting. The failure to return your proxy card will have the same effect as voting against the merger.

You may attend the special meeting and vote your shares in person, rather than signing and mailing your proxy card. In addition, you may revoke your proxy on or before the day of the special meeting by following the instructions on page 22. You then may either change your vote or attend the special meeting and vote in person.

THE MEMBERS OF THE MALLON BOARD OF DIRECTORS HAVE UNANIMOUSLY APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMEND THAT MALLON SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT.

Q:	IF MY SHARES ARE HELD IN “STREET NAME” BY MY BROKER, WILL MY BROKER VOTE THEM FOR ME?

A:	Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker.

Q:	SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:
No. After the merger is completed, we will send you written instructions that explain how to exchange your stock certificates for certificates representing Black Hills common stock. Please do not send in any stock certificates until you receive these written instructions and the letter of transmittal.

Q:	WILL MALLON SHAREHOLDERS BE ABLE TO TRADE THE BLACK HILLS COMMON STOCK THAT THEY RECEIVE IN THE MERGER?

A:
Yes. Except for Black Hills common stock to be held by certain affiliates of Mallon, the Black Hills common stock received in the merger will be freely tradable. The Black Hills common stock issued in connection with the merger will be listed on the New York Stock Exchange under the symbol “BKH.”

Q:	AM I ENTITLED TO DISSENTERS’ RIGHTS?

A:	Yes. Holders of Mallon common stock are entitled to dissenters’ rights in connection with the merger. See the detailed description beginning on page 37.

Q:	WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO BLACK HILLS AND MALLON COMMON SHAREHOLDERS?

A:
A summary of certain United States federal income tax consequences of the merger likely to be material to typical shareholders of Mallon and Black Hills is included in the section “Certain Material United States Federal Income Tax Consequences of the Merger” beginning on page 50.

Q:	ARE THERE RISKS ASSOCIATED WITH THE MERGER THAT I SHOULD CONSIDER IN DECIDING HOW TO VOTE?

A:	Yes. You should carefully read the detailed description of the risks associated with the merger and Black Hills beginning on page 11.

Q:	WHO CAN HELP ANSWER MY QUESTIONS?

A:	If you have more questions about the merger you should contact:

Roy K. Ross
Mallon Resources Corporation
999 18th Street, Suite 1700
Denver, Colorado 80202
(303) 293-2333

Q:	WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?

A:
Both of our companies file periodic reports with the SEC. You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information about the reference room. This information is also available through the Internet at the Edgar database maintained by the SEC at http://www.sec.gov and, with respect to Black Hills, at the offices of the New York Stock Exchange.

SUMMARY

This summary primarily highlights selected information from this document and does not contain all of the information that may be important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the other available information referred to in “Where You Can Find More Information” on page 127. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. The merger agreement is the legal document that governs the merger and is included as Annex A to this proxy statement/prospectus. If you are not familiar with certain industry terms used in this document, you should read “Glossary of Oil and Gas Terms” on pages 126-127.

The Companies (see pages 83-84 and pages 106-110)

Black Hills Corporation
P. O. Box 1400 (57709-1400)
625 Ninth Street
Rapid City, South Dakota 57701
605-721-1700

Black Hills is a growth oriented, diversified energy holding company operating principally in the United States. Its regulated and unregulated businesses have expanded significantly in recent years. Its integrated energy group produces and markets power and fuel. Black Hills produces and sells electricity in a number of markets, with a strong emphasis on the western United States. It also produces coal, natural gas and crude oil primarily in the Rocky Mountain region and markets fuel products nationwide. Its electric utility serves an average of 59,600 customers in South Dakota, Wyoming and Montana. Black Hills’ communications group offers state-of-the-art broadband communication services to over 23,700 residential and business customers in Rapid City and the northern Black Hills region of South Dakota. Its predecessor company was incorporated and began providing electric utility service in 1941 and began selling and marketing various forms of energy on an unregulated basis in 1956.

Mallon Resources Corporation
999 18th Street, Suite 1700
Denver, Colorado 80202
303-293-2333

Mallon is an independent energy company engaged in oil and natural gas exploration, development and production. Mallon conducts its operations through its wholly-owned subsidiary, Mallon Oil Company. Mallon operates primarily in New Mexico, where nearly all of its estimated proved reserves are located in the San Juan Basin. Mallon has been active in the San Juan Basin since 1984.

The Merger

In the merger, Merger Sub will merge with and into Mallon and Mallon will continue as the surviving corporation and will be a wholly-owned subsidiary of Black Hills. Mallon’s shareholders will receive .044 of a share of Black Hills common stock for each share of Mallon common stock they own and cash in lieu of any fractional shares of Black Hills common stock. As of the close of business on the effective date of the merger, all outstanding options to purchase Mallon common stock that are not exercised will be cancelled and terminated automatically. Each holder of an option who exercises such option concurrently with the consummation of the merger will receive .044 of a share of Black Hills common stock for each share of Mallon common stock received upon exercise of such option and cash in lieu of any fractional shares of Black Hills common stock.

The Mallon Special Meeting (see pages 20-23)

A special meeting of Mallon shareholders will be held on                         , 2003 at                         , commencing at 9:00 a.m., local time. At the Mallon special meeting, holders of Mallon common stock will be asked to:

•	approve the merger agreement and the transactions contemplated thereby; and

•	act on other matters that may be submitted to a vote at the meeting.

Approval of the merger agreement is a prerequisite to completion of the merger.

Mallon’s Recommendation to Shareholders (see pages 28-29)

The Mallon board of directors has unanimously approved the merger and the merger agreement and recommends that holders of Mallon common stock vote “FOR” approval of the merger agreement.

Opinion of Mallon’s Financial Advisor (see pages 29-34)

In deciding to approve the merger agreement, the Mallon board of directors considered the opinion from its financial advisor. Mallon received a written opinion dated October 1, 2002 from its financial advisor, Waterous & Co., that as of that date, the exchange ratio was fair, from a financial point of view, to Mallon’s shareholders. The full text of this opinion describes the basis and assumptions on which it was rendered and is attached hereto as Annex B. You are encouraged to read this opinion in its entirety.

Record Date and Voting Power

You can vote at the meeting of Mallon shareholders if you owned common stock at the close of business on                         . You can cast one vote for each share of Mallon common stock you owned at such time.

Quorum and Vote Required

The transaction of business at the Mallon special meeting requires the presence in person or by proxy of the holders of one third of the shares of Mallon common stock entitled to vote. Approval of the merger and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Mallon common stock. Abstentions and broker non-votes will count in determining whether a quorum is present at the special meeting. However, abstentions and broker non-votes will be the equivalent of a “no” vote on the proposal to approve the merger and adopt the merger agreement.

Credit Agreement (see pages 49 and 101-103)

At the time of executing the merger agreement, Aquila Energy Capital Corporation, or Aquila, assigned to Black Hills the credit agreement dated as of September 9, 1999, as amended, that Aquila had in place with Mallon and Mallon Oil. At that time, Mallon and Mallon Oil owed to Aquila approximately $29.3 million in principal and accrued interest, which Black Hills paid to Aquila on October 1, 2002 in consideration for the assignment. Upon the assignment of the credit agreement to Black Hills, Mallon and Mallon Oil became indebted to Black Hills for that amount. In connection with the assignment of the credit agreement: (i) Aquila and Mallon released one another, and Black Hills and Aquila released one another, from all claims that may have arisen under the credit agreement, (ii) Aquila assigned to Mallon the 615,000 shares of Mallon common stock that Mallon had issued to Aquila in connection with the credit agreement and various amendments thereof (which shares were subsequently cancelled), (iii) Aquila and Mallon terminated their agency agreement, and (iv) Aquila Merchant Services, Inc., or AMS, Mallon and Mallon Oil terminated certain hedge agreements among them in exchange for a payment of approximately $1.2 million to AMS.

Immediately after the assignment of the credit agreement to Black Hills, Black Hills, Mallon and Mallon Oil entered into an amended and restated credit agreement dated as of October 1, 2002, by which the parties amended and restated the original credit agreement that had been assigned to Black Hills. Under the amended and restated credit agreement, Black Hills loaned to Mallon and Mallon Oil the following additional amounts subject to the following conditions: (i) approximately $1.2 million to be paid to AMS as consideration to AMS for the termination of two ISDA Master Agreements and the hedge agreements related thereto and (ii) approximately $1.4 million to settle a tax dispute with the Jicarilla Apache Indian Nation, or the Nation. Black Hills also agreed to loan at the request of Mallon and Mallon Oil, after Black Hills has received an applicable AFE acceptable to it in its reasonable discretion, amounts to cover costs incurred in drilling four wells on certain land of the Nation. The drilling advance is not to exceed the difference between $2.5 million and the advance made to the Nation to settle the tax dispute.

Voting Agreements (see pages 20-21)

Each of George O. Mallon, Jr., Roy K. Ross, Peter H. Blum, Christopher H. B. Mills, Roger R. Mitchell, Francis J. Reinhardt, Jr., J.O. Hambro Capital Management Limited and Hare & Co. A/C Bank of New York entered into a voting agreement with Black Hills and Merger Sub to vote all of the shares of Mallon stock owned, controlled or subsequently acquired by them in favor of the merger agreement.

The aggregate amount of shares of Mallon common stock subject to the Mallon voting agreements represents approximately         % of the outstanding Mallon common stock as of the record date for the Mallon special meeting. The Mallon voting agreements terminate upon the earlier to occur of the written mutual consent of the parties, the effective time of the merger, or the termination of the merger agreement in accordance with its terms.

Accounting Treatment (see page 35)

The merger will be accounted for as a purchase transaction for financial accounting purposes. Upon completion of the merger, Black Hills will record the assets acquired and the liabilities assumed from Mallon based upon their estimated fair market value. Black Hills will account for its oil and natural gas operations using the full cost method of accounting.

Certain Material United States Federal Income Tax Consequences (see pages 50-56)

We expect that, for United States federal income tax purposes, the merger will be classified as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Assuming that the merger meets this classification: (1) Mallon shareholders who are United States persons (as defined in Section 7701(a)(30) of the Code) generally will not recognize any gain or loss as a result of the exchange of shares of Mallon common stock for shares of Black Hills common stock in the merger; (2) Mallon shareholders who are not United States persons (as defined in Section 7701(a)(30) of the Code) may recognize gain or loss as a result of the exchange of shares of Mallon common stock for shares of Black Hill common stock in the merger; (3) Mallon shareholders that exercise compensatory options to purchase Mallon common shares in connection with the merger will be required to recognize ordinary income with respect to such exercise; and (4) Mallon shareholders that successfully exercise dissenters’ rights in connection with the merger generally will be required to recognize gain or loss.

It is a condition to the merger that Black Hills and Mallon each receive an opinion from tax counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on customary assumptions and customary representations made by, among others, Black Hills and Mallon. These opinions will represent the legal judgment of tax counsel to Black Hills and Mallon and will neither bind the Internal Revenue Service, or the IRS, nor preclude the IRS or the courts from adopting a contrary position. Neither Black Hills nor Mallon intends to obtain a ruling from the IRS regarding the tax consequences of the merger.

TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. MALLON SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

Board of Directors and Management of the Surviving Corporation Following the Merger

Upon completion of the merger, Merger Sub will merge with and into Mallon and Mallon will continue as the surviving corporation and will be a wholly owned subsidiary of Black Hills. The directors and officers of Merger Sub immediately prior to the merger will be the directors and officers of the surviving corporation. The articles of incorporation and bylaws of Merger Sub will be the articles of incorporation and bylaws of the surviving corporation. The surviving corporation will change its name to MRC Resources Corporation.

Regulatory Matters (see page 35)

To our knowledge, the merger does not require the approval of any U.S. federal or state agency, other than the effectiveness of the registration statement of which this proxy statement/prospectus is a part and compliance with the Colorado Business Corporation Act.

Comparative Per Share Market Price Information

Shares of Black Hills common stock are listed on the NYSE and shares of Mallon common stock are traded on the OTC Bulletin Board. The following table sets forth the closing prices per share of Black Hills common stock and Mallon common stock and the equivalent pro forma per share price for Mallon common stock as of October 1, 2002, the last trading day prior to the first public announcement of the execution of the merger agreement:

Black Hills	$26.57
Mallon	$.43
Mallon equivalent price	$1.17

Dissenters’ Rights for Shareholders (see pages 37-40)

Under Colorado law, holders of Mallon common stock are entitled to dissent and obtain payment of the fair value of their shares in connection with the merger. Shareholders who dissent from the merger may require Mallon to purchase their “dissenting shares” for cash at a price equal to the fair value of the shares. If the merger is approved, shareholders of Mallon who are then entitled to demand payment for their shares will be sent separately a notice of dissenters’ rights and instructions regarding how to exercise such rights.

Conditions to the Merger (see pages 46-47)

We will complete the merger only if a number of conditions to the merger are satisfied or waived. In addition to customary conditions relating to the accuracy of representations and warranties and Black Hills’ and Mallon’s compliance with the merger agreement, these conditions include the following:

•	the merger and the merger agreement shall have been approved and adopted by the required vote of Mallon shareholders;

•	the waiting period applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, shall be expired or terminated;

•
other than the articles of merger, all authorizations or orders or registrations, declarations or filings with, or expirations of waiting periods imposed by, any governmental authority shall have been filed, been obtained or occurred;

•
the registration statement, of which this proxy statement/prospectus is a part, shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

•
no governmental authority or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, regulation or order which is in effect and which has the effect of making the merger illegal or otherwise prohibiting completion of the merger;

•	all of the shares of Black Hills common stock to be issued in connection with the merger shall have been approved for listing in the NYSE, subject to official notice of issuance;

•	the Mallon employee royalty bonus pool shall have been terminated;

•	Black Hills and Mallon shall have received an opinion from their respective counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization;

•	Black Hills shall have received a “comfort” letter from Mallon’s independent auditors;

•	holders of not more than 5% of the shares of Mallon common stock entitled to vote on the merger shall have dissented to the merger;

•	Mallon’s officers and directors shall have resigned their positions; and

•
Mallon shall have taken all such actions as have been reasonably requested by Black Hills to satisfy any outstanding liens and obligations to the Jicarilla Apache Indian Nation pursuant to the notice of lien for possessory interest taxes for the year 2002.

Termination of the Merger Agreement (see pages 47-48)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the common shareholders of Mallon:

•	by the mutual written consent of Black Hills and Mallon;

•	by either Black Hills or Mallon in certain circumstances if the effective time of the merger shall not have occurred by April 30, 2003;

•
by either Black Hills or Mallon if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the merger agreement, which breach would, if uncured as of the effective time, cause certain closing conditions not to be satisfied and shall not have been cured within 20 business days following the breaching party’s receipt of written notice of such breach from the other party;

•
by either Black Hills or Mallon if a court of competent jurisdiction or other governmental authority shall have issued a nonappealable final order or taken any other nonappealable final action, in each case having the effect of permanently enjoining or otherwise permanently prohibiting the merger;

•
by Black Hills if (i) the board of directors of Mallon has withdrawn or modified, in a manner adverse to Black Hills, its recommendation of the merger agreement or the merger; or (ii) the board of directors of Mallon has recommended to the shareholders of Mallon a superior proposal;

•
by Mallon in connection with the execution of a definitive agreement providing for a superior proposal in accordance with requirements of the merger agreement, provided that Mallon has complied with all applicable provisions of the merger agreement and, concurrently with such termination, Mallon pays the termination fee required by the merger agreement;

•	by either Black Hills or Mallon if any of the conditions to such party’s obligation to consummate the transactions contemplated by the merger agreement will have become impossible to satisfy; or

•	by either Black Hills or Mallon if at the Mallon special meeting (including any adjournment or postponement thereof) the requisite shareholder approval is not obtained.

Payments Upon Termination (see page 48)

Mallon will pay Black Hills a termination fee of $1,500,000 if the merger agreement is terminated in the following circumstances:

•
by Black Hills if (i) the board of directors of Mallon has withdrawn or modified, in a manner adverse to Black Hills, its recommendation of the merger agreement or the merger; or (ii) the board of directors of Mallon has recommended to the shareholders of Mallon a superior proposal; or

•	by Mallon in connection with the execution of a definitive agreement providing for a superior proposal as described in the merger agreement.

Interests of Certain Persons in the Merger That Differ from Your Interests (see pages 35-37)

Some Mallon directors and officers have interests in the merger that differ from, or are in addition to, your interest as a shareholder of Mallon. Some Mallon officers and directors hold stock options under which the exercise price will be reduced to $0.01 per share as a result of the merger. Some Mallon officers and directors will receive employment severance payments made under the Mallon Severance and Sale Program or under their employment contracts with Mallon. Some Mallon officers and directors will receive payments made in connection with the termination of the Mallon employee royalty bonus pool as a result of the merger. Two of Mallon’s officers and directors have entered into consulting agreements with Black Hills, which will become effective upon consummation of the merger. Three Mallon officers and directors own interests in Deep Gas, LLC, which has entered into a farmout agreement with Black Hills. Mallon’s board of directors was aware of these interests and considered them in approving the merger.

No Solicitation (see pages 44-45)

Mallon agreed, subject to certain exceptions, not to initiate or engage in any discussions with another party regarding a business combination while the merger is pending. However, prior to obtaining the requisite shareholder approval:

•
Mallon may provide information to, and otherwise engage in discussions with, another person in response to an unsolicited acquisition proposal or an offer if Mallon’s board of directors determines in good faith that such action is legally advisable for the board to comply with its fiduciary duties, the offer or proposal is not subject to any financing contingencies or is, in the good faith judgment of Mallon’s board of directors, reasonably capable of being financed, and Mallon’s board of directors determines in good faith after consultation with its independent counsel and financial advisor that such offer or proposal constitutes or may reasonably be expected to result in a superior proposal. Mallon must obtain a confidentiality agreement from the interested third party prior to providing information in response to a proposal. Mallon must promptly notify Black Hills of such proposal.

•
The Mallon board of directors may approve or recommend an acquisition proposal but only if (i) a period of 24 hours has elapsed following the delivery of the required notice to Black Hills and (ii) the acquisition proposal is deemed to be a superior proposal by the affirmative vote of a majority of the Mallon board of directors, taking into account any adjustments to the terms of the merger proposed by Black Hills.

•	Mallon may enter into a definitive agreement with a third person regarding a superior proposal, provided that Mallon has complied with the provisions set forth above and has paid the termination fee.

Material Differences in the Rights of Shareholders (see pages 119-125)

As a result of the merger, Merger Sub will merge with and into Mallon and Mallon will continue as the surviving corporation, which will be a wholly-owned subsidiary of Black Hills. Mallon shareholders will become shareholders of Black Hills. Mallon is a Colorado corporation and Black Hills is a South Dakota corporation. The rights of Mallon shareholders are currently governed by the Colorado Business Corporations Act, or the CBCA, and Mallon’s articles of incorporation and bylaws. As shareholders of Black Hills, their rights will be governed by the South Dakota Business Corporation Act, or the SDCA, and by Black Hills’ articles of incorporation and bylaws. South Dakota law and the articles of incorporation and bylaws of Black Hills differ in some material respects from Colorado law and the articles of incorporation and bylaws of Mallon.

Summary Selected Historical Consolidated Financial Data

The following tables set forth summary selected historical consolidated financial data for Black Hills and Mallon for the periods presented. The following data has been derived from, and should be read in conjunction with, the consolidated financial statements and other supplemental financial information incorporated by reference in this document.

Black Hills

	Nine months ended September 30		Years ended December 31
	2002	2001	2001	2000	1999	1998	1997
	(in thousands except per share data)
Total assets	$1,903,922	$1,646,768	$1,658,767	$1,320,320	$668,492	$559,417	$508,741
Property and investments:
Total property and investments	$1,829,247	$1,499,231	$1,564,664	$1,072,013	$699,928	$619,549	$598,306
Accumulated depreciation and depletion	398,137	312,109	328,325	277,797	245,992	229,942	197,179
Capital expenditures	201,792	502,601	594,142	173,517 *	152,948	27,225	28,319
Capitalization:
Long-term debt	$561,399	$434,993	$415,798	$307,092	$160,700	$162,030	$163,360
Preferred stock equity	5,549	5,549	5,549	4,000	—	—	—
Common stock equity	529,278	500,458	509,615	278,346	216,606	206,666	205,403

Total capitalization	$1,096,226	$941,000	$930,962	$589,438	$377,306	$368,696	$368,763

Capitalization ratios:
Long-term debt	51.2%	46.2%	44.7%	52.1%	42.6%	43.9%	44.3%
Preferred stock equity	0.5	0.6	0.6	0.7	—	—	—
Common stock equity	48.3	53.2	54.7	47.2	57.4	56.1	55.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Total operating revenues	$312,215	$365,800	$461,938	$292,142	$185,287	$180,674	$171,936
Income from continuing operations	$47,063	$82,969	$87,584	$52,812	$37,738	$25,808 **	$32,359
Dividends paid on common stock	$23,326	$20,752	$28,517	$23,527	$22,602	$21,737	$20,540
Common stock data:
Shares outstanding, basic	26,778	24,988	25,374	22,118	21,445	21,623	21,692
Shares outstanding, diluted	27,052	25,404	25,771	22,281	21,482	21,665	21,706
Shares outstanding, end of period	26,887	26,459	26,652	22,921	21,372	21,578	21,705
Basic earnings per share—Continuing operations	$1.75	$3.30	$3.43	$2.39	$1.76	$1.19	$1.49
Diluted earnings per share—Continuing operations	$1.74	$3.27	$3.40	$2.37	$1.76	$1.19	$1.49
Dividends paid per share	$0.87	$0.84	$1.12	$1.08	$1.04	$1.00	$0.95

*	Excludes the non-cash acquisition of Indeck Capital, Inc.
**	Includes impact of $8.8 million after tax, or 41 cents per average share, write-down of certain oil and gas properties.

Mallon
	Nine months ended September 30		Years ended December 31
	2002	2001	2001	2000	1999	1998	1997
	(in thousands except per share data)
Total assets	$33,559	$45,777	$37,971	$91,710	$65,426	$58,452	$51,426
Property and equipment:
Total property	$105,227	$102,151	$103,666	$130,644	$112,740	$102,888	$66,573
Accumulated depreciation and depletion	74,818	69,280	70,414	59,057	53,428	48,748	26,393
Capital expenditures	1,628	15,309	16,785	17,937	9,852	36,354	20,169
Capitalization:
Long-term debt	$3,724	28,130	$28,970	$40,180	$34,874	$27,183	$1
Series B stock*	—	—	—	798	1,341	1,329	1,317
Mandatorily redeemable common stock	5,362	4,694	4,853	4,248	3,450	—	—
Total shareholders’ equity (deficit)	(10,713)	4,872	(599)	28,536	19,490	22,164	40,196

Total capitalization	$(1,627)	$37,696	$33,224	$73,762	$59,155	$50,676	$41,514

Capitalization ratios:
Long-term debt	328.9%	74.6%	87.2%	54.4%	59.0%	53.7%	0.0%
Series B stock*	0.0	0.0	0.0	1.1	2.2	2.6	3.2
Mandatorily redeemable common stock	429.6	12.5	14.6	5.8	5.9	0.0	0.0
Common stock equity	(658.5)	12.9	(1.8)	38.7	32.9	43.7	96.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Total revenues	$8,001	$16,893	$19,795	$17,307	$13,298	$13,178	$8,651
Loss from continuing operations	$(8,523)	$(25,851)	$(31,365)	$(6,531)	$(2,777)	$(18,186)	$(3,704)
Common stock data:
Shares outstanding, basic**	10,940	10,668	10,686	8,525	7,283	7,015	4,682
Shares outstanding, end of period	11,395	10,725	10,772	10,605	7,833	7,021	6,995
Basic loss per share—Continuing operations	$(0.83)	$(2.47)	$(2.99)	$(0.83)	$(0.41)	$(2.61)	$(0.92)

*	Series B Mandatorily Redeemable Convertible Preferred Stock.
**	Because of Mallon’s loss position for all years presented, all common stock equivalents are anti-dilutive; therefore, only basic shares and loss per share data are presented.

Mallon Estimated Proved Oil and Gas Reserves

Set forth below is a summary of the net quantities of Mallon’s proved crude oil and natural gas reserves estimated by independent consulting petroleum engineering firms for the year ended December 31, 2001. All of Mallon’s reserves are located in the continental United States.

	2001
	Oil	Gas
	(in thousands of barrels of oil and MMcf of gas)
Estimated proved developed and undeveloped reserves:
Balance at beginning of year	2,138	110,471
Production	(105)	(5,954)
Additions	(2)	12,690
Property sales	(1,782)	(28,858)
Revisions to previous estimates	(221)	(35,210)

Balance at end of year	28	53,139

Estimated proved developed reserves at end of year included above	16	37,635

Year-end prices (average well-head)	$16.50	$1.92

Comparative Per Share Data

The following table sets forth certain historical per share data for Black Hills and Mallon and pro forma and combined per share data after giving effect to the proposed merger under the purchase method of accounting. The unaudited pro forma financial statements contained on pages 57 through 62 and other pro forma financial information in this document are provided for information purposes only, and do not purport to represent what the financial position and results of operations of the combined company would actually have been had the merger in fact occurred on the dates indicated in the pro forma disclosures. Further, the pro forma financials and information do not purport to represent the future results that the combined company will achieve after the merger.

	Black Hills Historical	Combined Company Pro Forma	Mallon
			Historical	Equivalent Pro Forma
Net earnings (loss) per share from continuing operations:
Basic:
Year ended December 31, 2001	$3.43	$2.74	$(2.99)	$0.12
Nine months ended September 30, 2002	$1.75	$1.59	$(0.83)	$0.07
Diluted:
Year ended December 31, 2001	$3.40	$2.72	$(2.99)	$0.12
Nine months ended September 30, 2002	$1.74	$1.58	$(0.83)	$0.07
Cash dividends per share:
Year ended December 31, 2001	$1.12	$1.12	$—	$0.05
Nine months ended September 30, 2002	$0.87	$0.87	$—	$0.04
Book value per share:
As of September 30, 2002	$19.89	$20.00	$(0.98)	$0.88

Mallon’s equivalent pro forma amounts have been calculated by multiplying the combined company’s pro forma net earnings from continuing operations, cash dividends and book value per share amounts by the exchange ratio of 0.044 shares of Black Hills common stock for each share of Mallon common stock.

RISK FACTORS

In considering the merger, you should be aware that there are various risks including those described below. You should consider carefully these risks together with all of the other information included in this document and the documents to which we have referred you. See “Where You Can Find More Information” on pages 127-129.

Risk s Related to the Merger

The market value of shares of Black Hills common stock that Mallon shareholders receive in the merger will vary as a result of the fixed exchange ratio and possible stock price fluctuations.

As a result of the merger, each outstanding share of Mallon common stock will be converted into .044 of a share of Black Hills common stock. The exchange ratio is a fixed ratio that will not be adjusted as a result of any increase or decrease in the price of either shares of Black Hills common stock or shares of Mallon common stock. The price of shares of Black Hills common stock at the time the merger is completed may be higher or lower than the price of Black Hills common stock on the date of this document or on the date of the special meeting of shareholders. Changes in the business, operations or prospects of Black Hills, market assessments of the benefits of the merger and of the likelihood that the merger will be completed, regulatory considerations, oil and natural gas prices, general market and economic conditions, or other factors may affect the prices of shares of Black Hills common stock. Most of these factors are beyond our control.

Because the merger will be completed only after the special meeting of Mallon’s shareholders, we cannot assure you that the price of the shares of Black Hills common stock now, or on the date of the special meeting, will be indicative of their respective prices at the time the merger is completed. We urge you to obtain current market quotations for both shares of Black Hills and Mallon common stock. Neither Black Hills nor Mallon has a right to terminate the merger agreement solely because of adverse changes in the oil and natural gas industry prior to the effective date of the merger.

Some of Mallon’s directors and officers have interests in the merger that are different from your interests.

Some of the directors and officers of Mallon are parties to agreements, or participate in other arrangements, that give them interests in the merger that are different from your interests. For a discussion of these interests, see “The Merger—Interests of Certain Persons in the Merger,” on pages 35-37. Mallon shareholders should consider these interests in connection with their vote on the merger, including whether these interests may have influenced those directors and officers to recommend or support the merger.

Risk s Related to Black Hills After the Merger

Black Hills has substantial indebtedness and will require significant additional amounts of debt and equity capital to grow its businesses and service its indebtedness. Black Hills’ future access to these funds is not certain, and its inability to access funds in the future could adversely affect its liquidity.

Financing for construction requirements and operational needs is dependent upon the cost and availability of external funds from capital markets and financial institutions at both company and project levels. Access to funds is dependent upon factors such as:

•	general economic conditions;

•	regulatory authorizations and policies;

•	its credit rating;

•	the operations of the projects funded;

•	the credit ratings of project counterparties; and

•	the economics of the projects under construction.

Counterparty Credit Risk

Black Hills performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by its review of their current credit information. Black Hills continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issue that it has identified. Black Hills cannot guarantee that it will continue to experience the same credit loss rates that it has in the past or that an investment grade counterparty will not default, as was the case with Enron in 2001.

Black Hills’ agreements with counterparties that have recently experienced downgrades in their credit ratings expose it to the risk of counterparty default, which could adversely affect its cash flow and profitability.

The credit ratings of the senior unsecured debt of Public Service Company of Colorado (PSCo), Nevada Power Company and Allegheny Energy Supply Company, counterparties under tolling agreements with Black Hills’ subsidiaries, have recently been downgraded by one or more rating agencies. The credit ratings of Nevada Power Company, its parent holding company, Sierra Pacific Resources, and Allegheny Energy Supply Company, have all been downgraded to non-investment grade status. In addition, project level financing arrangements in place for projects in Colorado and New York provide for the potential acceleration of payment obligations in the event of nonperformance by a counterparty under related power purchase agreements. If these or other counterparties fail to perform their obligations under their respective power purchase agreements, Black Hills’ financial condition and results of operation may be adversely affected. Black Hills may not be able to enter into agreements in replacement of its existing power purchase agreements on terms as favorable as its existing agreements, or at all.

Black Hills’ rate freeze agreement with the South Dakota Public Utilities Commission, which prevents it, absent extraordinary circumstances, from passing on to its South Dakota retail customers cost increases it may incur during the rate freeze period, could decrease its operating margins.

Black Hills’ rate freeze agreement with the South Dakota Public Utilities Commission provides that, until January 1, 2005, it may not apply to the Commission for any increase in rates, except upon the occurrence of various extraordinary events. Black Hills’ utility’s historically stable returns could be threatened by plant outages, machinery failure, increases in purchased power costs over which it has no control, acts of nature or other unexpected events that could cause its operating costs to increase and its operating margins to decline. Moreover, in the event of unexpected plant outages or machinery failures, Black Hills may be required to purchase replacement power in wholesale power markets at prices, which exceed the rates it is permitted to charge its retail customers.

Because wholesale power, fuel prices and other costs are subject to volatility, Black Hills’ revenues and expenses may fluctuate.

A substantial portion of Black Hills’ growth in net income in recent years is attributable to increasing wholesale electricity and natural gas sales into a robust market. The prices of energy products in the wholesale power markets have declined significantly since the first half of 2001. Power prices are influenced by many factors outside its control, including:

•	fuel prices;

•	transmission constraints;

•	supply and demand;

•	weather;

•	economic conditions; and

•	the rules, regulations and actions of the system operators in those markets.

Moreover, unlike most other commodities, electricity cannot be stored and therefore must be produced concurrently with its use. As a result, wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable.

Black Hills’ broadband communications business is subject to significant competition for its services and to rapid technological change.

Black Hills’ communications group, which provides a full suite of communication services, faces strong competition for its services from the incumbent local exchange carrier as well as from long distance providers, Internet service providers, the incumbent cable television provider and others.

The communications industry is subject to rapid and significant changes in technology. There can be no assurance that future technological developments will not have a material adverse effect on its competitive position.

Black Hills’ ability to recover its capital investment is dependent on its ability to sustain its customer base and is subject to the risk that technological advances may render its network obsolete. If Black Hills determines that it will be unable to recover its investment, Black Hills would be required to take a non-cash charge to earnings in an amount that could be material in order to write down a portion of its investment in its broadband communications business.

Construction, expansion, refurbishment and operation of power generation and transmission and resource recovery facilities involve significant risks which could lead to lost revenues or increased expenses.

The construction, expansion, refurbishment and operation of power generation and transmission and resource recovery facilities involve many risks, including:

•	the inability to obtain required governmental permits and approvals;

•	the unavailability of equipment;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	social unrest;

•	weather interferences; and

•	unforeseen engineering, environmental and geological problems and unanticipated cost overruns.

The ongoing operation of Black Hills’ facilities involves all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performance below expected levels of output or efficiency. New plants may employ recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology. Any of these risks could cause Black Hills to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties. While Black Hills maintains insurance, obtains warranties from vendors and obligates contractors to meet certain performance levels, the proceeds of such insurance, and its rights under warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damage payments.

Estimates of Black Hills’ proved reserves may materially change due to numerous uncertainties inherent in estimating oil and natural gas reserves.

There are many uncertainties inherent in estimating quantities of proved reserves and their values. The process of estimating oil and natural gas reserves requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of its reserves. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment, and the assumptions used regarding quantities of recoverable oil and gas reserves and prices for oil and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in its estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of its reserves and future net cash flow being materially different from the estimates in its reported reserves. In addition, results of drilling, testing and production and changes in oil and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

Black Hills faces potential claims related to a forest fire in South Dakota.

In June 2002, a forest fire damaged approximately 11,000 acres of private and governmental land located near Deadwood and Lead, South Dakota. The fire destroyed approximately 20 structures (seven houses and 13 outbuildings) and caused the evacuation of the cities of Lead and Deadwood for approximately 48 hours.

The cause of the fire was investigated by the State of South Dakota. Alleged contact between power lines owned by Black Hills and undergrowth were implicated as the cause. Black Hills has initiated its own investigation into the cause of the fire, including the hiring of expert fire investigators and that investigation is continuing.

Black Hills has been put on notice of potential private civil claims for property damage and business loss. In addition, the State of South Dakota initiated a civil action in the Seventh Judicial Circuit Court, Pennington County, South Dakota, seeking recovery of damages for fire suppression costs, reclamation and remediation. If it is determined that power line contact was the cause of the fire and that Black Hills was negligent in the maintenance of those power lines, it could be liable for resultant damages. Black Hills cannot predict the outcome of either its investigation or the viability of potential claims. Management believes that any such claims will not have a material adverse effect on its financial condition or results of operations.

Black Hills’ business is subject to substantial governmental regulation and permitting requirements as well as on-site environmental liabilities it assumed when it acquired some of its facilities. Black Hills may be adversely affected by any future inability to comply with existing or future regulations or requirements or the potentially high cost of maintaining the compliance of its facilities.

Black Hills’ business is subject to extensive energy, environmental and other laws and regulations of federal, state and local authorities. Black Hills generally is required to obtain and comply with a wide variety of licenses, permits and other approvals in order to operate its facilities. In the course of complying with these requirements, it may incur significant additional costs. If it fails to comply with these requirements, it could be subject to civil or criminal liability and the imposition of liens or fines. In addition, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to Black Hills or its facilities, and future changes in laws and regulation may have a detrimental effect on its business.

In acquiring some of its facilities, Black Hills assumed on-site liabilities associated with the environmental condition of those facilities, regardless of when such liabilities arose and whether known or unknown, and in some cases agreed to indemnify the former owners of those facilities for on-site environmental liabilities. Black Hills strive at all times to be in compliance with all applicable environmental laws and regulations. However, steps to bring its facilities into compliance, if necessary, could be expensive, and thus could adversely affect its financial condition. Furthermore, with the continuing trends toward stricter standards, greater regulation, more extensive permitting requirements and an increase in the assets Black Hills operates, it expect its environmental expenditures to be substantial in the future.

Ongoing changes in the United States utility industry, such as state and federal regulatory changes, a potential increase in the number of its competitors or the imposition of price limitations to address market volatility, could adversely affect Black Hills’ profitability.

The United States electric utility industry is currently experiencing increasing competitive pressures as a result of:

•	consumer demands;

•	technological advances;

•	deregulation; and

•	greater availability of natural gas-fired generation and other factors.

The FERC has implemented and continues to propose regulatory changes to increase access to the nationwide transmission grid by utility and non-utility purchasers and sellers of electricity. In addition, a number of states have implemented or are considering or currently implementing methods to introduce and promote retail competition. Industry deregulation in some states has led to the disaggregation of some vertically integrated utilities into separate generation, transmission and distribution businesses, and deregulation initiatives in a number of states may encourage further disaggregation. As a result, significant additional competitors could become active in the generation, transmission and distribution segments of its industry.

Proposals have been introduced in Congress to repeal the Public Utility Holding Company Act of 1935, or PUHCA, and the FERC has publicly indicated support for the PUHCA repeal effort. To the extent competitive pressures increase and the pricing and sale of electricity assume more characteristics of a commodity business, the economics of domestic independent power generation projects may come under increasing pressure.

In addition, the independent system operators who oversee most of the wholesale power markets have in the past imposed, and may in the future continue to impose, price limitations and other mechanisms to address some of the volatility in these markets. These types of price limitations and other mechanisms may adversely affect the profitability of its generation facilities that sell energy into the wholesale power markets. Given the extreme volatility and lack of meaningful long-term price history in some of these markets and the imposition of price limitations by independent system operators, Black Hills may not be able to operate profitably in all wholesale power markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this proxy statement/prospectus include “forward-looking statements” as defined by the SEC. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this proxy statement/prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are based on assumptions, which we believe are reasonable based on current expectations and projections about future events and industry conditions and trends affecting our business. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements, including, among other things:

•
unanticipated developments in the western power markets, including unanticipated governmental intervention, deterioration in the financial condition of counterparties, default on amounts due from counterparties, adverse changes in current or future litigation, adverse changes in the tariffs of the California Independent System Operator, market disruption and adverse changes in energy and commodity supply, volume and pricing and interest rates;

•
prevailing governmental policies and regulatory actions with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power and other capital investments, and present or prospective wholesale and retail competition;

•	the State of California’s efforts to reform its long-term power purchase contracts and recover refunds for alleged price manipulation;

•	changes in and compliance with environmental and safety laws and policies;

•	weather conditions;

•	population growth and demographic patterns;

•	competition for retail and wholesale customers;

•	pricing and transportation of commodities;

•	market demand, including structural market changes;

•	changes in tax rates or policies or in rates of inflation;

•	changes in project costs;

•	unanticipated changes in operating expenses or capital expenditures;

•	capital market conditions;

•	technological advances by competitors;

•	competition for new energy development opportunities;

•	legal and administrative proceedings that influence our business and profitability;

•	the effects on our business, including the availability of insurance, resulting from the terrorist actions on September 11, 2001, or any other terrorist actions or responses to such actions;

•
the effects on our business resulting from the financial difficulties of Enron and other energy companies, including their effects on liquidity in the trading and power industry, and their effects on the capital markets views of the energy or trading industry, and our ability to access the capital markets on the same favorable terms as in the past;

•
the effects on our business in connection with a lowering of our credit rating (or actions we may take in response to changing credit ratings criteria), including, increased collateral requirements to execute our business plan, demands for increased collateral by our current counterparties, refusal by our current or potential counterparties or customers to enter into transactions with us and our inability to obtain credit or capital in amounts or on terms favorable to us;

•	risk factors discussed in this proxy statement/prospectus; and

•	other factors discussed from time to time in our filings with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events, or otherwise.

MARKET PRICE AND DIVIDEND INFORMATION

Black Hills common stock is listed and traded on the NYSE under the symbol “BKH” and Mallon common stock is traded on the OTC Bulletin Board under the symbol “MLRC.” The following table sets forth the high and low trading prices per share of Black Hills common stock and Mallon common stock, for the periods indicated:

	Black Hills Common Stock		Mallon Common Stock(1)
	High	Low	High	Low
2000
First Quarter	$25.19	$20.44	$6.25	$3.81
Second Quarter	$25.19	$20.88	$9.75	$5.25
Third Quarter	$30.13	$22.00	$8.75	$6.06
Fourth Quarter	$46.06	$27.00	$7.68	$4.94

2001
First Quarter	$45.74	$31.00	$8.38	$5.88
Second Quarter	$58.50	$39.50	$8.25	$5.30
Third Quarter	$45.55	$27.76	$5.96	$2.00
Fourth Quarter	$34.20	$26.00	$3.65	$2.19

2002
First Quarter	$33.98	$26.01	$3.04	$0.83
Second Quarter	$36.90	$31.62	$1.50	$0.33
Third Quarter	$35.08	$23.03	$0.90	$0.21

(1)
Prior to October 1, 2002, Mallon’s common stock traded on the Nasdaq National Market. Mallon’s common stock was delisted from the Nasdaq National Market on that date and commenced trading on the OTC Bulletin Board.

The following table sets forth the closing prices per share of Black Hills common stock and Mallon common stock and the equivalent pro forma per share price for Mallon common stock as of October 1, 2002, the last full trading day prior to the first public announcement of the execution of the merger agreement:

Black Hills	$26.57
Mallon	$.43
Mallon equivalent price	$1.17

We urge you to obtain current market quotations before making any decision with respect to the merger.

Following the completion of the merger, shares of Black Hills common stock will continue to be traded on the NYSE under the symbol “BKH.”

Black Hills has declared common stock dividends payable in cash in each year since its predecessor’s incorporation in 1941. At its January 2002 meeting, the board of directors raised the quarterly dividend to $0.29 per share, equivalent to an annual dividend of $1.16 per share. Dividend payment dates are normally March 1, June 1, September 1 and December 1. Black Hills has declared a dividend for the fourth quarter which will be paid on December 1, 2002 to shareholders of record as of November 15, 2002.

	Dividends Paid
	1st	2nd	3rd	4th
Year Ended December 31, 2002
Dividend per share	$0.29	$0.29	$0.29	$0.29

Year Ended December 31, 2001
Dividend per share	$0.28	$0.28	$0.28	$0.28

Year Ended December 31, 2000
Dividend per share	$0.27	$0.27	$0.27	$0.27

Mallon has never paid a dividend on its common stock and does not intend to pay cash dividends on its common stock in the foreseeable future. Any future cash dividends would depend on future earnings, capital requirements, Mallon’s financial condition and other factors deemed relevant by the Mallon board of directors. Under the terms of Mallon’s amended and restated credit facility, it may not pay dividends without the consent of Black Hills.

THE MALLON SPECIAL MEETING

This proxy statement/prospectus is being sent in connection with the solicitation of proxies from the holders of Mallon common stock by the Mallon board of directors for use at the Mallon special meeting.

Time and Place

The Mallon special meeting will be held at                         , on                         , 2003, at 9:00 a.m., local time.

Purpose of the Special Meeting

The purpose of the Mallon special meeting is to consider and vote upon:

•	a proposal to approve the merger agreement and the transactions contemplated by the merger agreement; and

•	such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Approval of the merger agreement is a prerequisite to the completion of the merger.

Outstanding Shares Held on Record Date

As of the record date,                         , 2002, there were                          shares of Mallon common stock outstanding that are entitled to notice of, and to vote at, the special meeting.

Shares Entitled to Vote at the Special Meeting

Only holders of record of shares of Mallon common stock at the close of business on the applicable record date are entitled to notice of, and to vote at, the Mallon special meeting.

Q uorum

The presence, in person or by proxy, at the Mallon special meeting of the holders of one third of the shares of Mallon common stock outstanding and entitled to vote at the Mallon special meeting is necessary to constitute a quorum at the Mallon special meeting. If a quorum is not represented at the meeting, a vote for adjournment will be taken among the present shareholders or those represented by proxy. Abstentions and broker non-votes will count in determining whether a quorum is present at the special meeting. A “broker non-vote” occurs with respect to a proposal when a broker is not permitted to vote on that proposal without instruction from the beneficial owner of the shares of Mallon common stock and no instruction is given.

Vote Necessary to Approve Merger

Each share of Mallon common stock will be entitled to one vote at the Mallon special meeting.

Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Mallon common stock. Abstentions and broker non-votes will be the equivalent of a “no” vote on the merger.

V oting Agreements

Each of George O. Mallon, Jr., Roy K. Ross, Peter H. Blum, Christopher H.B. Mills, Roger R. Mitchell, Francis J. Reinhardt, Jr., J.O. Hambro Capital Management Limited and Hare & Co. A/C Bank of New York

entered into a voting agreement with Black Hills and Merger Sub to vote all of the shares of Mallon common stock owned, controlled or subsequently acquired by them:

•	in favor of the merger and the merger agreement;

•
against any acquisition proposal, as defined in the merger agreement, and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Mallon under the merger agreement, any change in the directors of Mallon, any change in the present capitalization of Mallon or any amendment to Mallon’s articles of incorporation or bylaws, which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the merger agreement or the likelihood of such transactions being completed; and

•	in favor of any other matter necessary for completion of the merger which is considered at any such meeting of shareholders.

Each of these individuals or entities also agreed to revoke all prior proxies or powers of attorney in respect of their shares of Mallon common stock and appoint Black Hills and Merger Sub with full power of substitution as their true and lawful attorney and proxy, to demand that the secretary of Mallon call a special meeting of the shareholders of Mallon for the purpose of considering the merger agreement and the merger and all actions necessary to complete the merger and to vote each of such shares as its proxy, at every annual, special, adjourned or postponed meeting of the shareholders of Mallon.

In addition, each of these individuals or entities has agreed not to:

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of the shares of Mallon common stock held by them;

•
sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, assignment, transfer, encumbrance or other disposition of the shares of Mallon common stock held by them unless the purchaser, assignee, transferee or other recipient of the shares agrees to be bound by the same restrictions as contained in the voting agreements;

•
seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any contract, option or other arrangement or assignment or understanding with respect to the direct or indirect sale of the shares of Mallon common stock held by them;

•	initiate, solicit, encourage or otherwise facilitate any inquiries regarding or the making or implementation of any acquisition proposal; or

•	engage in any discussions or negotiations with, or provide any information to, any person relating to or that may reasonably be expected to lead to an acquisition proposal.

The restrictions set forth in the voting agreements and described above do not apply to the actions of Mallon’s directors and officers when they are acting in their capacity as directors and officers. The actions of Mallon’s directors and officers are governed by the terms and provisions of the merger agreement.

The aggregate amount of shares of Mallon common stock subject to the Mallon voting agreements represents approximately         % of the outstanding Mallon common stock as of the record date for the Mallon special meeting. The Mallon voting agreements terminate upon the earlier to occur of the written mutual consent of the parties, the effective time of the merger or the termination of the merger agreement in accordance with its terms.

Ma nagement Share Ownership

As of the Mallon record date, the directors and executive officers of Mallon owned, directly and indirectly, an aggregate of                 shares of Mallon common stock, representing approximately         % of the Mallon

shares entitled to vote at the Mallon special meeting. All of such shares are subject to voting agreements with Black Hills and Merger Sub, pursuant to which such shares are obligated to be voted in favor of the merger agreement and the merger.

Prox ies

All shares of Mallon common stock represented by properly executed proxies received prior to or at the Mallon special meeting and not duly and timely revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated on a properly executed returned proxy, such proxy will be voted FOR the proposals set forth on the proxy.

Brokers are permitted to vote on discretionary items if they have not received instructions from the beneficial owners, but they are not permitted to vote (a “broker non-vote”) on non-discretionary items absent instructions from the beneficial owner. Shares represented by abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum at a special meeting. In accordance with NASD rules, brokers and nominees are precluded from exercising their voting discretion with respect to the approval of the merger and the merger agreement, and thus, absent specific instructions from the beneficial owner of such shares, are not empowered to vote such shares with respect to the approval or adoption of such proposals. Abstentions and broker non-votes will be the equivalent of a “no” vote on the proposals for the merger at the Mallon special meeting.

Any proxy given pursuant to this solicitation may be revoked at any time before such proxy is voted. Attendance at the Mallon special meeting will not in and of itself constitute a revocation of a proxy. You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying Mallon’s secretary in writing before the special meeting that you have revoked your proxy; or

•	voting in person, or notifying Mallon’s secretary orally of your wish to revoke your proxy, at the special meeting.

O ther Voting Matters

Voting in Person

If you plan to attend the special meeting and wish to vote in person, we will give you a ballot at the special meeting. However, if your shares of common stock are held in the name of a brokerage firm or trustee, you must obtain from the firm or trustee an account statement or letter of other evidence of your beneficial ownership of the common shares.

People with Disabilities

We can provide reasonable assistance to help you participate in the special meeting if you tell us about your disability and your plan to attend. Please call or write Mallon’s secretary at least two weeks before the special meeting at the number or address provided on page 1.

Solicitation of Proxies

Mallon, its directors, executive officers and certain members of management and employees may be considered “participants in solicitation” of proxies from Mallon’s shareholders in connection with the merger. Information regarding such persons and a description of their interests in the merger is contained herein, see “The Merger—Interests of Certain Persons in the Merger,” on pages 35-37.

Mallon and Black Hills will each pay the costs and expenses incurred by them in connection with preparing, printing, filing and mailing of this proxy statement/prospectus.

Solicitation of proxies will be initially made by mail. In addition, directors, officers and employees of Mallon may solicit proxies from shareholders by telephone or other electronic means or in person. Any director or employee of Mallon used to solicit proxies will not receive additional compensation for these services. Mallon will request brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to beneficial owners of Mallon’s stock held of record by such persons. Mallon will reimburse custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in doing so.

DO NOT SEND IN MALLON STOCK CERTIFICATES WITH YOUR PROXY CARDS. THE EXCHANGE AGENT WILL MAIL TRANSMITTAL FORMS WITH INSTRUCTIONS FOR THE SURRENDER OF MALLON COMMON STOCK CERTIFICATES IN EXCHANGE FOR CERTIFICATES FOR BLACK HILLS COMMON STOCK AS SOON AS PRACTICABLE AFTER THE COMPLETION OF THE MERGER.

Other Business; Adjournments and Postponements

We currently are not aware of any business to be acted upon at Mallon’s special meeting other than as discussed herein. If, however, other matters are properly brought before Mallon’s special meeting, or any adjourned or postponed special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment, including to adjourn the special meeting.

Adjournments or postponements of the special meetings may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of common shares representing a majority of the votes present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting.

THE MERGER

Background of the Merger

For the last several years, Mallon’s management has evaluated participation in a strategic business combination as a solution to challenges facing Mallon, including its highly leveraged capital structure and its limited access to capital necessary to fund its operations, including its drilling program.

In March 2000, Mallon engaged Chase Securities, Inc. (now known as J. P. Morgan Securities) to seek and evaluate potential strategic alternatives for Mallon, including consideration of possible merger partners. Over the course of the following year, Chase introduced Mallon to a number of potential merger partners, but no transactions resulted from that effort.

In 2001, Black Hills decided to explore opportunities to acquire a company operating in the oil and gas industry. On August 22, 2001, representatives of Black Hills met with representatives of ABN AMRO to discuss investment opportunities. At this meeting, it was decided that Mallon, among others, was a potentially attractive investment opportunity.

In May 2001, Mallon engaged Waterous & Co. Limited (“Waterous”) to sell its Delaware Basin oil and gas properties. That effort resulted in the sale of Mallon’s Delaware Basin properties to Magnum Hunter Resources Inc. on September 14, 2001.

On September 7, 2001, Paul McMenemy, a Managing Director of ABN AMRO, contacted George O. Mallon, Jr., Mallon’s Chairman and CEO, on behalf of Black Hills to inquire whether Mallon would consider a merger or other business transaction with Black Hills. Mr. Mallon suggested that the two companies should perform more in-depth reviews of each other’s properties and operations. On October 5, 2001, Black Hills and Mallon entered into a confidentiality agreement. Following execution of the confidentiality agreement, the two parties began to share information with each other about their respective properties and operations.

On October 18 and 19, 2001, representatives of Black Hills, including David R. Emery, Black Hills’ Vice President of Fuel Resources, visited Mallon’s offices in Denver, at which time confidential information concerning Mallon was presented.

On October 22, 2001, Mr. Mallon and Peter H. Blum, an Executive Vice President of Mallon, flew to Rapid City, South Dakota, where they met with Mr. Emery and Daniel P. Landguth, Black Hills’ Chairman and CEO, and other senior management personnel of Black Hills and Mr. McMenemy of ABN AMRO. On October 23, 2001, Black Hills made a presentation to Messrs. Mallon and Blum. In addition, Messrs. Mallon and Blum advised Black Hills that Mallon would be most interested in a transaction proposal involving a tax-free exchange of stock, but that other proposals would be considered.

On November 2, 2001, Mr. McMenemy called Mr. Blum on behalf of Black Hills and advised Mr. Blum that, subject to the completion of a substantial amount of additional due diligence concerning Mallon and its properties, Black Hills was interested in a potential business combination transaction between Black Hills and Mallon if such a transaction could be struck with Mallon shares valued at approximately their then current trading range.

On November 5, 2001, Mr. Emery discussed the status of reserve data and other matters related to the proposed transaction with Mr. Mallon and Don Erickson, Senior Vice President of Mallon Oil Company.

On November 9, 2001, Mr. Mallon advised Mr. McMenemy that Mallon was not interested in the preliminary valuation range suggested by Black Hills, but was willing to continue discussions with Black Hills.

On November 13, 2001, representatives of Black Hills engaged in a conference call with representatives of Mallon and ABN AMRO regarding valuation concerns. In particular, the group discussed the timing of development of proved undeveloped, probable and possible reserves. These preliminary valuations were based on reserve information supplied by Mallon and were subject to an independent reserve evaluation to be made by petroleum engineers for Black Hills. Black Hills determined that it would examine Mallon’s reserves by 160 acre spacing unit, rather than by the producing formations of Mallon’s wells. Messrs. Mallon, Erickson and Wendell Bond of Mallon, and Reed Ferrell of Reed W. Ferrell & Associates, Inc., Mallon’s independent petroleum engineers, met with representatives of Black Hills in Mallon’s offices to discuss reserve matters on November 14, 2001.

Following the November 14 meeting, Mr. McMenemy called Mr. Blum and advised him that Black Hills could not justify making an offer for Mallon at or above Mallon’s then-current stock price.

Mallon determined that it was in its shareholders’ best interests to again engage Waterous, this time to solicit indications of interest from other persons in a merger or other business transaction with Mallon.

In November 2001, Waterous opened a Mallon data room in Houston and prepared a confidential information memorandum regarding Mallon. Waterous distributed the confidential information memorandum and made presentations regarding Mallon to representatives of various entities that had expressed interest in a merger or other business transaction. Black Hills was given copies of the confidential information memorandum and related computer data disk prepared by Waterous, but did not visit the data room in Houston.

On November 28, 2001, Mr. McMenemy and Mr. Blum discussed a new reserve study being conducted for Mallon.

Black Hills executed a second confidentiality agreement with Mallon on December 20, 2001 as part of the Waterous sales process.

After a review of data provided by Waterous, on February 4, 2002, Black Hills determined that it would not make an offer for Mallon.

Waterous requested persons interested in a transaction with Mallon to submit expressions of their interest to Waterous on or before February 11, 2002. On that date, several proposals were submitted. Mallon and Waterous evaluated each of the proposals received and found each of them unacceptable.

Between March and July 2002, Mallon made a number of presentations to industry participants that had expressed interest in a business combination or other transaction, in which Mallon sought a buyer for an up to 50% working interest in Mallon’s East Blanco Gas Project.

On June 6, 2002, Mr. Mallon called Mr. McMenemy to inquire whether Black Hills would be interested in acquiring a 50% working interest in Mallon’s East Blanco Gas Project. ABN AMRO informed Black Hills of Mallon’s desire to sell the 50% working interest in its East Blanco Gas Project. Mr. Emery indicated that Black Hills was not interested in a non-operating working interest, but that Mallon’s share price was at a level that could make a business combination with Black Hills possible.

During the ensuing week, Black Hills held several internal discussions regarding the possible negotiation of an acquisition of Mallon by Black Hills. On June 14, 2002, Mr. McMenemy and other representatives of ABN AMRO and Black Hills discussed the valuation of Mallon and such discussions continued over the course of the next two weeks.

On July 2, 2002, a presentation was made in Denver to Black Hills’ personnel, including Mr. Emery and Richard W. Kinzley, Black Hills’ Director of Corporate Development. On July 8, 2002, Mr. McMenemy of

ABN AMRO called Mr. Mallon to inquire whether Mallon would entertain an offer from Black Hills for all of Mallon. Mr. Mallon advised that Mallon would consider such an offer if Black Hills would move rapidly.

Black Hills and ABN AMRO presented a proposal to acquire Mallon for a gross asset value of approximately $62 million, less known liabilities and obligations, during a conference call among representatives of Mallon, Black Hills and ABN AMRO on July 16, 2002. Mallon did not accept the proposal, but indicated that it was open to continuing the negotiations. Both parties agreed to approach Aquila Energy Capital Corporation, Mallon’s lender, together regarding Black Hills’ potential buyout of Aquila’s credit agreement with Mallon.

At the regularly scheduled meeting of the Mallon board of directors held on July 17, 2002, the directors were apprised of the status of the discussions being held between Mallon and Black Hills. Mallon’s management advised its board that it would continue negotiations in an effort to reach tentative agreement on the terms of a possible merger, for further consideration of the board.

On July 19, 2002, Mallon made a technical presentation regarding its oil and gas properties and prospects to Black Hills and ABN AMRO personnel.

Mallon’s legal counsel circulated a draft merger agreement to all of the parties on July 23, 2002. On July 24, 2002, a meeting was held in Denver. Those present at the meeting included Messrs. Mallon and Blum from Mallon, outside legal counsel for Mallon, Messrs. Emery and Kinzley of Black Hills and Mr. McMenemy of ABN AMRO. At the meeting, the parties discussed the status of their respective due diligence efforts and the preparation of a definitive merger agreement by Black Hills’ legal counsel.

On July 31, 2002, the parties held a conference call to discuss the continuing Black Hills asset valuation analysis work, the timing of future meetings and discussions regarding Aquila and the terms of the draft merger agreement.

On August 2, 2002, legal counsel for Black Hills circulated a revised draft merger agreement to Black Hills, ABN AMRO, Mallon and Mallon’s legal counsel.

Representatives of ABN AMRO, Black Hills and Mallon met with representatives of Aquila on August 5, 2002 to discuss the buyout by Black Hills of Aquila’s credit agreement with Mallon. The parties agreed that ABN AMRO would send Aquila a proposal for the complete buyout of the credit agreement.

During the week of August 5, representatives of Black Hills and its counsel conducted additional due diligence. Representatives of Black Hills discussed some of the due diligence findings and their effect on valuation with representatives of Mallon.

On August 13, 2002, acting on behalf of Mallon and Black Hills, ABN AMRO submitted a proposal to Aquila requesting that Aquila accept certain compromises in its credit arrangement with Mallon in exchange for an early pay-off of Mallon’s debt.

At the meeting of the Mallon board of directors held on August 14, 2002 to discuss Mallon’s filing of its Quarterly Report on Form 10-Q, the directors were again apprised of the status of the negotiations between Mallon and Black Hills. Mallon’s management advised its board that it intended to continue negotiations with Black Hills.

On August 15, 2002, representatives of Mallon came to the offices of Black Hills for the purpose of asking due diligence questions of representatives of Black Hills. Mr. McMenemy of ABN AMRO also attended and representatives of Waterous and Mallon’s legal counsel participated by telephone.

Based on its due diligence review, Black Hills revised its gross asset valuation for Mallon and on August 21, 2002, representatives of Black Hills, Mallon and ABN AMRO held a conference call to discuss the revised gross asset valuation analysis.

On August 22, 2002, Aquila agreed to a proposal from Black Hills pursuant to which Black Hills would pay Aquila the principal balance of $29.2 million for assigning the credit agreement to Black Hills and approximately $1.2 million for unwinding certain energy hedge positions Mallon had with Aquila. Aquila also agreed to (i) release and terminate its put option relating to Mallon common stock owned by it under its credit agreement with Mallon, (ii) release and terminate all of its rights upon a change of control, as described in the credit agreement, and (iii) reassign to Mallon any Mallon common stock it currently held. Aquila’s agreement was contingent upon the negotiation and execution of a merger agreement between Mallon and Black Hills.

ABN AMRO, Black Hills and its attorneys, and Mallon’s attorneys held a conference call on August 23, 2002, to discuss the effect that a proposed transaction with Deep Gas, LLC, a company in which Mallon, Mr. Mallon and two other directors of Mallon have ownership interests, would have on Black Hills’ proposed transaction with Mallon.

On August 23, 2002, Mr. Emery called Mr. Mallon to discuss the status of negotiations. Mr. Mallon advised Mr. Emery that he would be willing to go to the Mallon board of directors to seek approval of an offer of approximately $1.15 per share of Mallon common stock, subject to agreement with respect to the method of valuing Black Hills common stock.

On August 26, 2002, Mr. Emery and Mr. Kinzley, who had been updating Black Hills management periodically during the course of negotiations with Mallon, received informal internal senior management approval of the proposed transaction with Mallon and the related transactions.

Mr. Emery, Mr. Kinzley and other representatives of Black Hills and Mr. McMenemy of ABN AMRO made a presentation on August 30, 2002 to the Black Hills board of directors. The Black Hills board of directors approved the acquisition of Mallon and the purchase of the Mallon debt from Aquila, subject to review and approval by the Black Hills executive committee of the final terms to be negotiated over the next few weeks.

Throughout the month of September 2002, the parties negotiated the terms of a merger agreement, negotiated the terms of a buy-out of the debt owed to Aquila by Mallon and continued their due diligence efforts. During that period, Black Hills also arranged financing for the purchase of the Mallon debt from Aquila.

Black Hills and Deep Gas also commenced negotiation of an agreement under which Deep Gas would farmout its oil and gas acreage (which underlies a portion of Mallon’s East Blanco Gas Project) to Black Hills if Black Hills completed its acquisition of Mallon.

Also, Black Hills and Messrs. Mallon and Blum negotiated the terms of consulting agreements under which Messrs. Mallon and Blum would provide various services to Black Hills if Black Hills completed its acquisition of Mallon.

On September 30, 2002, the executive committee of Black Hills’ board of directors granted final approval of the merger agreement and related matters, with an exchange ratio of .044 shares of Black Hills common stock for each share of Mallon common stock.

The Mallon board of directors met to consider the proposed merger with Black Hills. Waterous, in its capacity as Mallon’s financial advisor, provided the directors with copies of drafts of its evaluations of Mallon and Black Hills, and a proposed form of fairness opinion. Representatives of Waterous described the several alternative methods Waterous had employed to evaluate Mallon and its probable value and Waterous’ evaluation of Black Hills. The Waterous representative indicated that Waterous was ready and willing to render an opinion to the effect that the terms of the proposed merger were fair to the shareholders of Mallon, from a financial point of view, if the final exchange ratio agreed upon was within the general parameters Waterous had been advised was likely to be the case.

Outside legal counsel reviewed provisions of the merger agreement, relevant requirements of Colorado law, the consulting agreements to be entered into between Black Hills and Messrs. Mallon and Blum, and the farmout agreement to be entered into between Black Hills and Deep Gas.

On October 1, 2002, while final negotiations relating to the merger and the merger agreement were conducted in Denver, the Mallon board of directors met again. Mr. Blum advised the Mallon board of directors as to the status of final negotiations with Black Hills. Mr. Blum reported that all requisite documents had been agreed upon and were ready for execution. He reported that the final exchange ratio agreed upon was .044 shares of Black Hills common stock for each share of Mallon common stock. The Waterous representative advised the Mallon board of directors that, at an exchange ratio of .044 shares of Black Hills common stock for each share of Mallon common stock, Waterous was ready and willing to render its opinion that the terms of the proposed merger were fair to the shareholders of Mallon, from a financial point of view. The Mallon board of directors voted, unanimously, to approve the merger and merger agreement.

The definitive merger agreement was promptly executed by the parties immediately following the board meeting. On October 1, 2002, Black Hills also acquired from Aquila the debt owed by Mallon.

Reasons for the Merger; Recommendations of Mallon’s Board of Directors

By unanimous vote at the meeting held on October 1, 2002, the Mallon board of directors determined the merger to be advisable and in the best interests of Mallon and its shareholders and approved the merger and the merger agreement. In reaching its decision to declare the merger advisable and approve the merger and the merger agreement and the transactions contemplated thereby, the Mallon board of directors consulted with Mallon’s legal and financial advisors, as well as with Mallon’s management. The Mallon board of directors considered a number of material factors, including:

•
the Mallon board of directors’ understanding of the current and anticipated environment in the independent exploration and production sector of the energy industry, and the continued consolidation within this sector;

•
information concerning the financial condition, results of operations, prospects and businesses of Mallon and Black Hills, including their cash flows from operations, the recent stock market performance of Mallon common stock and Black Hills common stock, and the ratio of Mallon’s common stock price to Black Hills’ common stock price over various periods;

•	economic and market conditions;

•	the fact that Black Hills has a larger market capitalization and a more liquid trading market for its common stock;

•	a review of other strategic options available to Mallon (including other potential transactions) and their relative advantages and disadvantages vis-à-vis the merger;

•
information indicating that the proposed exchange ratio represented a premium of 116.9% and 66.7% over the trading price of Mallon common stock over the 30-day trading period and the 60-day trading period, respectively, ending on the last trading date prior to execution of the merger agreement;

•
presentations from, and discussions with, senior executives of Mallon, representatives of its outside legal counsel and representatives of Waterous regarding the business, financial and legal due diligence with respect to Black Hills and the terms and conditions of the merger agreement; and

•
the analysis of Waterous and the Mallon board of directors’ receipt of an opinion from Waterous dated October 1, 2002 that, as of such date and subject to the matters reviewed with the board of directors and set forth in the opinion, the exchange ratio was fair from a financial point of view to the Mallon shareholders.

The Mallon board of directors also considered certain risks and potential disadvantages associated with the merger, including the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger and risks related to Black Hills’ business.

This discussion of the factors that the Mallon board of directors considered in its evaluation is not intended to be exhaustive. Because of the wide variety of factors considered in connection with its evaluation of the merger, the Mallon board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative significance to the specific factors considered in reaching its conclusions. In addition, individual directors may have given different significance to different factors.

THE MALLON BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT THE HOLDERS OF MALLON COMMON STOCK VOTE TO APPROVE THE MERGER AGREEMENT.

In considering the recommendation of the Mallon board of directors with respect to the merger, the merger agreement and the transactions contemplated thereby, Mallon shareholders should be aware that certain officers and directors of Mallon have certain interests in the proposed merger that are different from and in addition to the interests of Mallon shareholders generally. The Mallon board of directors was aware of these interests and considered them in approving the merger and the merger agreement. See “Interests of Certain Persons in the Merger,” on pages 35-37.

Opinion of Mallon’s Financial Advisor

Mallon retained Waterous to provide a fairness opinion in connection with the merger. Mallon selected Waterous based on its expertise in financial matters, its experience in providing financial advice related to mergers, acquisitions and divestitures of upstream energy companies and assets, and because Waterous is familiar with Mallon and its business. On October 1, 2002, at a meeting of the Mallon board of directors that was called and held to evaluate the merger, Waterous delivered its oral opinion, and confirmed its oral opinion by delivery of a written opinion dated October 1, 2002, that, as of that date, and based on and subject to the matters described in the written opinion, the exchange ratio was fair, from a financial point of view, to Mallon’s shareholders.

The full text of the Waterous opinion dated October 1, 2002 is included as Annex B to this proxy statement and is incorporated into this proxy statement by reference. The summary of the Waterous opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. The opinion sets forth the procedures followed, assumptions made and matters considered, as well as the limitations of the review undertaken by Waterous in connection with its opinion. Waterous provided its opinion for the information and use of the Mallon board of directors in connection with its consideration of the Exchange Ratio in the proposed merger. The opinion does not constitute a recommendation as to how any Mallon shareholder should vote with respect to the merger. Waterous’ opinion is subject to the conditions, scope of engagement, limitations and understandings set forth in the opinion and in its engagement contract with Mallon. Mallon shareholders should read the Waterous opinion in its entirety.

In arriving at its opinion, Waterous, among other things, reviewed and relied upon the following:

1.	the draft merger agreement dated September 27, 2002;

2.	the audited financial statements of Mallon for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

3.	the audited financial statements of Black Hills for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

4.	the unaudited interim reports of Mallon for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31, 2002 and June 30, 2002;

5.	the unaudited interim reports of Black Hills for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31, 2002 and June 30, 2002;

6.	the Annual Reports on Form 10-K of Mallon for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

7.	the Annual Reports on Form 10-K of Black Hills for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

8.	the Quarterly Reports on Form 10-Q of Mallon for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31, 2002 and June 30, 2002;

9.	the Quarterly Reports on Form 10-Q of Black Hills for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31, 2002 and June 30, 2002;

10.	the Notices of Annual Meeting of Shareholders and Proxy Solicitation Materials on Form 14A of Mallon, dated August 3, 2001;

11.	the Notices of Annual Meeting of Shareholders and Proxy Solicitation Materials on Form 14A of Black Hills, dated March 27, 2001 and April 15, 2002;

12.	an evaluation of Mallon’s petroleum and natural gas reserves prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, effective December 31, 2001;

13.	discussions with senior management of Mallon regarding the past, current and projected operations and financial prospects of Mallon and anticipated benefits of the merger;

14.	certain discussions among representatives of Mallon and Black Hills;

15.	a summary of all hedging positions maintained by Mallon as of August 15, 2002;

16.	September 2002 NYMEX Futures prices for natural gas and oil;

17.	a schedule of all Mallon stock options granted and outstanding as set forth in the merger agreement;

18.	a summary of the current indebtedness and working capital position of Mallon, as prepared by Mallon management;

19.	a summary of the estimated net operating loss carryforwards for Mallon prepared by Mallon management as of June 30, 2002;

20.	discussions with Mallon’s outside legal counsel;

21.	the employment and severance agreements provided to Waterous by Mallon, to which Mallon is a party;

22.	information provided to Waterous by Mallon regarding the Mallon Employee Royalty Bonus Pool;

23.
public information relating to the business, operations, financial performance and stock trading history of Mallon and Black Hills, and other selected public companies considered by Waterous to be comparable to Mallon;

24.	public information with respect to other transactions of a comparable nature considered by Waterous to be relevant;

25.	public information regarding the industry in which Mallon operates;

26.	representations made to Waterous by senior officers of Mallon as to the completeness and accuracy of the information provided by Mallon upon which the opinion is based; and

27.	such other corporate, industry and financial market information, investigations and analyses as Waterous considered necessary or appropriate in the circumstances.

In connection with its review, Waterous assumed that it had not been denied access by Mallon or Black Hills to any information requested by Waterous.

In connection with its review, Waterous assumed and relied upon the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by Waterous from public sources or provided to Waterous by Mallon or Black Hills and their consultants and advisors or otherwise pursuant to its engagement. Waterous conditioned its opinion on the completeness, accuracy and fairness of such information. Waterous assumed that the information did not, and does not, contain any untrue statement of a material fact in respect of Mallon and did not, and does not, omit to state a material fact in respect of Mallon necessary to make the information not misleading in light of the circumstances under which the information was made or provided. Waterous assumed that since the date the information was provided or obtained, there has been no material change, financial or otherwise, in the position of Mallon or in its financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and no material change has occurred that would render the information untrue or misleading in any material respect and that would have, or that would reasonably be expected to have, a material effect on its opinion. Waterous did not attempt to verify independently the accuracy or completeness of any of the information.

Waterous rendered its opinion on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the opinion. Waterous rendered its opinion on the basis of its evaluation of the condition and prospects, financial and otherwise, of Mallon and Black Hills as reflected in the information provided or obtained and as represented to Waterous in discussions with the management of Mallon, Black Hills and their respective consultants or advisors. In its analyses, and in preparing its opinion, Waterous made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters for which it believed there was a reasonable basis, but whether such assumptions prove to be accurate is beyond the control of Waterous and each of the parties involved in the Merger.

In preparing its opinion, Waterous assumed that there will be no material changes to the draft of the merger agreement that it reviewed, that all of the conditions required to implement the merger will be met, that the parties will close the merger without incurring unexpected expenses, that no divestiture of assets will be required before or after consummation of the merger, that the merger will be completed in a timely manner and that the parties’ consummation of the merger will be in compliance with all applicable laws. Waterous assumed that all the representations and warranties of the parties to the merger agreement are true and accurate and that the parties will perform their respective obligations under the merger agreement and related agreements.

Waterous did not prepare a formal valuation of Mallon, Black Hills or any of their respective securities or assets and its opinion should not be construed as such. However, Waterous did conduct such financial analyses as it considered to be appropriate and necessary to support the conclusions reached in its opinion.

In its opinion, Waterous expressed no opinion as to the underlying valuation, future performance or long-term viability of the combined entity following the merger. Waterous was not asked to consider, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for Mallon, or the effect of any alternative transaction that Mallon might pursue. Waterous assumed that the merger will qualify as a tax-free reorganization under the Code. Waterous did not make any independent valuation or appraisal of the assets or liabilities of Mallon or Black Hills and, except as listed above, was not provided with any such valuations or appraisals. Waterous did not perform any inspection of the properties, facilities or other assets of Mallon or Black Hills. Waterous noted that it is not a legal, tax, accounting or regulatory expert and that it relied upon, without assuming any responsibility for independent verification or liability therefore, the assessment of Mallon’s legal, tax, accounting and regulatory advisors with respect to the legal, tax, accounting and regulatory matters related to the merger.

Waterous rendered its opinion as of the date thereof and Waterous disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come, or be brought, to Waterous’ attention after the date of its opinion and to update its opinion after the date of the opinion. Waterous reserved the right to change, modify or withdraw its opinion in the event that there is any material change in any fact or matter affecting its opinion after the date of the opinion.

The analyses of Waterous must be considered as a whole. Selecting portions of the analyses or the factors considered by Waterous, without considering all factors and analyses together, could create a misleading view of the process underlying its opinion. The preparation of a fairness opinion is a complex process and does not lend itself to partial analysis or summary description and any attempt to do so could lead to undue emphasis on any particular factor or analysis. The opinion of Waterous did not address the merits of the underlying decision by Mallon to enter into the merger agreement and its opinion is not to be construed as a recommendation to any Mallon shareholder as to whether to vote in favor of the merger. Waterous expressed no view as to the prices at which the Mallon, the Black Hills or the combined entity’s common stock will or should trade after the announcement or consummation of the merger.

Financial Analyses of Waterous

In connection with the preparation of its opinion, Waterous did not participate in the structuring of the merger or the negotiation of the merger consideration to be received by Mallon shareholders. The merger consideration was determined through arm’s-length negotiations between Mallon and Black Hills.

The following is a summary of the material financial analyses utilized by Waterous in connection with delivering its October 1, 2002 opinion to the Mallon board of directors. In accordance with customary investment banking practice, Waterous employed generally accepted valuation methods in supporting its opinion. Some of the analysis includes information presented in a tabular format. To understand fully the financial analysis used by Waterous, the table must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis. Considering the data set forth in the tables below without considering the full text description including methods and assumptions underlying the analysis could create an incomplete and misleading view of the Waterous analysis.

Broad Solicitation

In an agreement dated November 26, 2001, Mallon engaged Waterous to solicit and evaluate potential parties for a merger or other business transaction with Mallon. As part of this process, Mallon engaged Waterous as its exclusive financial advisor. Waterous conducted a formal comprehensive marketing campaign on behalf of Mallon, with a scheduled bid date of February 11, 2002. The following summarizes the scope of the process:

Number
Introductory Letters Sent	340
Confidentiality Agreements Received & Initial Memorandums Sent	53
Data Room Visits	21

Alternatives to maximize shareholder value were pursued through the formal comprehensive marketing campaign from December 2001 to February 2002. Waterous considered the number of parties that were solicited, as well as their comments as to the nature of Mallon’s assets and their comments as to the value of Mallon common stock. No acceptable offers were forthcoming at the bid date.

After-Tax Discounted Cash Flow Analysis

Waterous conducted an after-tax, discounted cash flow analysis for the fiscal year ended December 31, 2002 to December 31, 2016 to determine the implied per share equity value of Mallon’s common stock. The after-tax discounted cash flow analysis was based in part on an evaluation of the reserves associated with Mallon’s properties conducted by Netherland, Sewell & Associates, Inc., or Netherland, Sewell, dated as of January 1, 2002. Waterous applied risk factors to the various reserve categories within the Netherland, Sewell Reserve Report to estimate future production, operating costs and capital costs as of September 30, 2002. The range of risk factors applied to the reserve categories are outlined below:

	Low	Base	High
Proved Developed Producing	80%	90%	100%
Proved Developed Non-producing	60%	75%	90%
Proved Undeveloped	30%	45%	60%
Probable	0%	15%	30%
Possible	0%	10%	20%

Current NYMEX strip pricing was assumed. All NYMEX pricing forecasts were adjusted for pipeline differentials, transportation costs, BTU content and other fees necessary to more accurately reflect wellhead pricing in the field.

General and administrative expense, interest expense and usage of net operating losses were based on the assumption that a change of control and restructuring would occur.

Based on the production and pricing forecasts and applied risk factors described above, the annual after-tax cash flows were discounted at 8% per year. Based on the closing price of Black Hills as of September 30, 2002, the analysis derived a range of implied share exchange ratios of below 0.0000 to 0.0477 Black Hills common shares per diluted Mallon common share after the redemption of options and warrants, with a base case share exchange ratio of 0.0084.

Private Market Value Analysis

Waterous reviewed comparable transactions involving the sale of natural gas and oil assets throughout the United States and, more specifically, in the Rocky Mountains and San Juan Basin areas over the last five years. Waterous calculated the implied proved reserve multiples for each transaction by dividing transaction value by total proved reserves. Waterous also calculated the implied production multiples for each transaction by dividing transaction value by current production. The resulting range of multiples was used to derive a per share value for Mallon (range calculated as 10% above and below the average multiple for the geographic area and time period). The resulting range of equity values for the four cases are presented below:

Private Market Value Analysis—Trailing Five Year United States Average.    Based on the closing price of Black Hills common stock as of September 30, 2002, the analysis derived a range of implied share exchange ratios of below 0.0000 to 0.0305 shares of Black Hills common stock per diluted share of Mallon common stock after the redemption of options and warrants, with a base case share exchange ratio of 0.0118.

Private Market Value Analysis—Trailing One Year United States Average.    Based on the closing price of Black Hills common stock as of September 30, 2002, the analysis derived a range of implied share exchange ratios of 0.0179 to 0.0607 shares of Black Hills common stock per diluted share of Mallon common stock after the redemption of options and warrants, with a base case share exchange ratio of 0.0393.

Private Market Value Analysis—Trailing Five Year San Juan Basin/Rockies Average.    Based on the closing price of Black Hills common stock as of September 30, 2002, the analysis derived a range of implied share exchange ratios of below 0.0000 to 0.0271 shares of Black Hills common stock per diluted share of Mallon common stock after the redemption of options and warrants, with a base case share exchange ratio of 0.0084.

Private Market Value Analysis—Trailing One Year San Juan Basin/Rockies Average.    Based on the closing price of Black Hills common stock as of September 30, 2002, the analysis derived a range of implied share exchange ratios of 0.0206 to 0.0638 shares of Black Hills common stock per diluted share of Mallon common stock after the redemption of options and warrants, with a base case share exchange ratio of 0.0420.

Premiums Paid Analysis

Waterous reviewed the share price premiums paid in 27 relevant transactions completed between January 1998 and September 2002 involving publicly traded independent energy companies. For the group of relevant transactions, Waterous calculated the median one-day, 30-day and 60-day implied market premiums paid for the specified number of trading days preceding announcement date. These figures were then compared with the implied premiums of the proposed merger based on the closing price of Black Hills common stock September 30, 2002. The following chart compares the range of premiums paid, defined as the median of the first and fourth quartiles of premiums paid in the selected transactions, the median market premium and the proposed merger premium.

Period Prior to Announcement	Range	Median	Proposed Merger
One Day	2.7%–73.7%	29.4%	187.5%
Thirty Days	6.6%–76.8%	33.7%	116.9%
Sixty Days	–0.1%–82.5%	20.9%	66.7%

The summary set forth above does not purport to be a complete description of the analyses performed by Waterous. Arriving at a fairness opinion is a complex process and is not necessarily susceptible to a summary description. Waterous believes that its analysis must be considered as a whole and that selecting a portion of the analysis or the factors considered by Waterous, without considering all such factors and analysis, could create an incomplete and misleading view of the Waterous analysis. The matters considered by Waterous in its analysis were based on numerous macroeconomic, operating and financial assumptions with respect to industry performance, general business and economic conditions, Mallon’s financial situation and future prospects. Any estimates incorporated in the analysis performed by Waterous are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than such estimates. Estimated values do no purport to be appraisals and do not necessarily reflect the prices at which businesses or companies may be sold in the future, and such estimates are inherently subject to uncertainty. None of the comparable transactions used in the analysis described above are identical to the assets of Mallon.

Miscellaneous

Mallon agreed to pay Waterous for its financial advisory services in connection with the merger a fee that is customary in transactions of this nature and that is contingent upon the consummation of the merger. Mallon also agreed to reimburse Waterous for its reasonable out-of pocket costs and expenses, including fees and costs of legal counsel, and to indemnify Waterous and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Waterous and its affiliates have in the past performed certain financial advisory and investment banking services for Mallon and have received customary fees for those services. Waterous has not been engaged to provide any financial advisory or investment banking services to Black Hills or its affiliates during at least the past three years.

Accounting Treatment

The merger will be accounted for as a purchase transaction for financial accounting purposes. On the date of the merger, Black Hills will record the assets acquired and the liabilities assumed from Mallon based upon their estimated fair market value. Black Hills will account for its oil and natural gas operations using the full cost method of accounting. For a presentation of the anticipated effect of the accounting treatment on the consolidated financial position and results of operations of Black Hills after giving effect to the merger, see “Unaudited Pro Forma Combined Condensed Financial Information” on pages 57-62.

Regulatory Matters

To our knowledge, the merger does not require the approval of any U.S. federal or state agency, other than the effectiveness of the registration statement of which this proxy statement/prospectus is a part and compliance with the Colorado Business Corporation Act.

Interests of Certain Persons in the Merger

In considering the recommendation of Mallon’s board of directors with respect to the merger, shareholders of Mallon should be aware that certain officers, directors and employees of Mallon have the following interests in the merger that are separate from and in addition to the interests of shareholders of Mallon generally. Mallon’s board of directors was aware of these interests and took them into account in approving the merger agreement and the transactions contemplated thereby.

Severance Payments

Mallon’s Severance and Sale Program provides that all Mallon employees who do not have a separate agreement regarding payments upon a change of control are eligible to receive certain severance payments upon the completion of the merger. Each employee is entitled to receive a payment equal to one month of standard wages for each year of his or her employment by Mallon, up to a maximum of six months’ worth of wages. Also under the Severance and Sale Program, certain long-time non-employee directors of Mallon are entitled to receive $100,000 upon a change of control of Mallon. Mallon is a party to employment agreements with certain of its officers, under which Mallon is obligated to make severance payments upon a change of control of Mallon. The severance amounts payable by Mallon to its officers, directors and key employees under the Severance and Sale Program and its various employment agreements are as follows:

Name	Position	Amount of Payment
George O. Mallon, Jr.	President, Chief Executive Officer and Director	Up to $570,000
Roy K. Ross	Executive Vice President and Director	Up to $315,000
Peter H. Blum	Executive Vice President and Director	$290,000
Alfonso R. Lopez	Vice President—Finance	$48,525
George O. Mallon, III	Vice President, Latin America	Up to $70,000
Donald M. Erickson, Jr.	Senior Vice President, Mallon Oil Company	$127,500
Roger R. Mitchell	Director	$100,000
Francis J. Reinhardt, Jr.	Director	$100,000

Employee Royalty Bonus Pool

Upon the organization of Mallon in December 1988, the Mallon Employee Royalty Bonus Pool was established as a central part of Mallon’s compensation package for its employees. The pool accumulates a portion of the revenue generated by the sale of Mallon’s oil and gas production as a royalty to be distributed on a quarterly basis to Mallon’s employees. Pursuant to the merger agreement, Mallon is required to acquire or cause the termination of the Mallon Employee Royalty Bonus Pool prior to the completion of the merger, at a cost to

Mallon of not more than $1,500,000. If necessary, Black Hills will loan Mallon the funds necessary for this purpose. In connection with the sale or termination of the pool, the following individuals will be paid the following amounts for their interests in the pool:

Name	Position	Amount of Payment
George O. Mallon, Jr.	President, Chief Executive Officer and Director	$442,500
Roy K. Ross	Executive Vice President and Director	$150,000
Peter H. Blum	Executive Vice President and Director	$120,000
Alfonso R. Lopez	Vice President—Finance	$135,000
Donald M. Erickson, Jr.	Senior Vice President, Mallon Oil Company	$161,250
George O. Mallon, III	Vice President, Latin America	$108,750

Deep Gas, LLC

Deep Gas owns a 60% interest in seven oil and gas lease contracts with the Jicarilla Apache Indian Nation. These contracts cover approximately 13,548 gross acres located on the Jicarilla Apache Indian reservation. Deep Gas’ interests are limited in depth to certain formations lying below the base of the Pictured Cliffs Formation. An agreement entered into between Deep Gas and Black Hills provides Black Hills the right, but not the obligation, to drill five test wells for oil and/or gas at legal locations of Black Hills’ choice and earn portions of Deep Gas’ leasehold interests. Black Hills will have a period of two years after the effective date of the agreement within which to drill the five test wells. Upon satisfying this requirement, Black Hills will be entitled to an additional one year within which to drill five subsequent wells under the same terms and conditions. The effective date of this agreement is the day after the closing date of the merger. The following is a summary of the interests of Mallon and certain officers and directors of Mallon in Deep Gas:

Name	Position	Ownership Interest
George O. Mallon, Jr.	President, Chief Executive Officer and Director	37.3%
Roger R. Mitchell	Director	9.4%
Roy K. Ross	Executive Vice President and Director	5.0%
Mallon Resources Corporation	N/A	10.58%
Third Party Owners	None	37.72%

Consulting Agreements

George O. Mallon, Jr., and Black Hills have entered into a consulting agreement. The term of the agreement is for four years commencing the day after the merger is completed. Mr. Mallon will provide consulting services to Black Hills and will receive as compensation (1) $150,000 per year, payable in monthly installments, (2) a ten-year warrant to purchase 30,000 shares of Black Hills common stock at $26.14 per share, and (3) reimbursement of certain expenses he may incur.

Peter H. Blum and Black Hills have entered into a consulting agreement. The term of the agreement is for one year commencing the day after the merger is completed. Mr. Blum will provide consulting services to Black Hills and will receive as compensation (1) $1,000 payable on the closing date of the merger, and (2) a ten-year warrant to purchase 15,000 shares of Black Hills common stock at $26.14 per share.

Equity Participation Plan

Mallon has terminated its 1997 Equity Participation Plan, effective as of the completion of the merger. Upon the consummation of the merger, the exercise price of some outstanding stock options that are held by employees or directors of Mallon will be reduced to $0.01 per share. The following table shows how many of such options are held by officers and directors of Mallon, all of which will be exercised prior to the close of business on the date the merger is completed:

Name	Position	Number of Mallon Shares Underlying Options
Roy K. Ross	Executive Vice President and Director	56,122
Peter H. Blum	Executive Vice President and Director	11,735
Alfonso R. Lopez	Vice President – Finance	22,000
George O. Mallon, III	Vice President – Latin America	7,000
Roger R. Mitchell	Director	23,736
Francis J. Reinhardt, Jr.	Director	19,735

All outstanding options to purchase Mallon common stock that are not exercised will be cancelled and terminated automatically.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that Black Hills and Mallon will, following the completion of the merger, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the effective time of the merger, an officer or director of Mallon or any of its subsidiaries against all costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, arising out of matters existing or occurring at or prior to the effective time of the merger to the fullest extent permitted under Colorado law or Mallon’s articles of incorporation and bylaws. Any determination of whether a person’s conduct complies with the required standard will be made by independent counsel mutually acceptable to Mallon and the indemnified party.

Black Hills agreed that it will, and will cause the surviving corporation to, provide Mallon’s officers and directors with liability insurance coverage similar to the coverage provided by Mallon’s existing officers’ and directors’ liability insurance policies for a period of not less than two years after the completion of the merger, but only to the extent related to actions or omissions occurring prior to the effective time; provided that, if similar coverage is unavailable, then Black Hills will, and will cause the surviving corporation to, maintain policies that provide the best available coverage at an annual premium no larger than the last annual premiums paid by Mallon for directors’ and officers’ insurance coverage.

Dissenters’ Rights

General

Mallon shareholders have the right to dissent from the merger and to receive payment for their shares in accordance with the provisions of Sections 7-113-101 through 7-113-302, inclusive, of the CBCA. The following discussion is not intended to be a complete statement of these provisions and is qualified in its entirety by reference to the full text of those Sections, a copy of which is attached as Annex C hereto.

Each Mallon shareholder who desires to dissent and receive payment of the fair value for his or her shares and follows the procedures specified in Sections 7-113-202, 7-113-204 and 7-113-209 (“Article 113”) will be entitled to have the fair value of the shares held of record by the shareholder appraised by a district court in Colorado in a proceeding conducted in accordance with Sections 7-113-301 and 7-113-302 of the CBCA and receive a judgment for:

•	the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by Mallon; or

•	the fair value, plus interest, of the dissenter’s shares for which the company elected to withhold payment under Section 7-113-208 of the CBCA, as determined by the court.

Exercise of Rights

Under Sections 7-113-202 and 7-113-204 of the CBCA, a Mallon shareholder who desires to exercise dissenters’ rights and who does not vote in favor of the merger must deliver to Mallon, before the vote on the merger agreement, written notice of the shareholder’s intention to demand payment for the shareholder’s shares if the proposed corporate action is completed. The written notice from the shareholder is separate from and in addition to any proxy or vote against the merger agreement. This written notice of intention to demand for payment should be delivered either in person to the corporate secretary of Mallon before the Mallon special meeting or at the Mallon special meeting before the vote on the merger agreement, or by mail, for receipt prior to the vote on the merger agreement at the Mallon special meeting, delivered to Mallon at the following address: Mallon Resources Corporation, 999 18th Street, Suite 1700, Denver, Colorado 80202, Attention: Corporate Secretary.

A Mallon shareholder of record may assert dissenters’ rights as to fewer than all the shares of Mallon common stock registered in such shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies Mallon in writing of the dissent and the name, address and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters’ rights.

A beneficial shareholder of shares of Mallon common stock may assert dissenters’ rights as to the shares held on his or her behalf only if Mallon receives the written consent of the shareholder of record to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights and the beneficial owner so dissents with respect to all shares beneficially owned by him or her. A person who owns shares of Mallon common stock beneficially, but not of record, and who desires to exercise his or her dissenters’ rights is, therefore, advised to consult promptly with the person or entity that is the record holder of his or her shares in order to receive and submit his or her written consent to the exercise of these rights and to ensure the timely exercise of the same.

Notice

If the merger agreement and the merger are approved by the Mallon shareholders, Mallon will give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares. The notice will be sent no later than ten days after the effective time of the merger and will:

•	state that the merger agreement and the merger were approved and the effective time of the merger;

•	state where the shareholder must deliver a demand for payment and the address where stock certificates must be deposited;

•
supply a form for demanding payment, which form will require the dissenting shareholder to state an address to which payment is to be made and require the dissenting shareholder to certify whether or not he or she acquired beneficial ownership before October 1, 2002, the date of the first public announcement of the merger;

•
set a date by which the written payment demand and certificates must be received by Mallon, which date cannot be fewer than 30 nor more than 60 days after the date Mallon sends the written dissenters’ notice; and

•	include a copy of Article 113.

Shareholder Demand; Certification

A Mallon shareholder who receives a dissenters’ notice must demand payment in writing for his or her shares. If a dissenter fails to certify, as requested by Mallon in its dissenters’ notice, that he or she owned the shares before the date of the first public announcement of the merger, then Mallon may, in lieu of making the payment provided in the following paragraph, offer to make a payment only if the dissenter agrees to accept it in full satisfaction of the demand. The Mallon shareholder who demands payment will be required to deposit his or her share certificates in accordance with the Mallon dissenters’ notice. A Mallon shareholder who demands payment and deposits his or her certificates retains all other rights of a shareholder, except the right to transfer the shares, until the effective time of the merger and thereafter has only the right to receive payment for the shares. The demand for payment and deposit of certificates is irrevocable except in the event that (i) the merger is not completed within 60 days after the date set for dissenters to demand payment or (ii) Mallon fails to make payment for the dissenting shareholder’s shares within 60 days after the date set for dissenters to demand payment. A Mallon shareholder who does not demand payment and deposits his or her certificates as required by the date specified in the dissenters’ notice is not entitled to payment of the fair value for his or her shares of Mallon stock.

Payment by Company

Upon the completion of the merger or upon receipt of a payment demand from a dissenting shareholder, whichever is later, Mallon must pay each dissenter who complied with the applicable requirement of Article 113 the amount Mallon estimates to be the fair value of the dissenter’s shares, plus accrued interest. The payment will be accompanied by:

•	certain financial information of Mallon;

•	Mallon’s estimate of the fair value of the shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s right to demand payment if he or she rejects Mallon’s estimate of the fair value of the shares; and

•	a copy of Article 113.

If a dissenter fails to certify, as will be requested by Mallon in its dissenters’ notice, that he or she owned the Mallon shares before October 1, 2002 (the date of the first public announcement of the merger), then Mallon may, in lieu of making of payment provided above, offer to make a payment only if the dissenter agrees to accept it in full satisfaction of the demand.

Shareholder Demand; Appraisal

A dissenter may notify Mallon in writing of his or her own estimate of the fair value of the shares and interest due and demand payment of the estimated amount (less any amount already paid by Mallon) or reject Mallon’s estimate of the fair value of the shares, if: (1) the dissenter believes that the amount paid or offered is less than the fair value of the shares or that the interest due is incorrectly calculated; (2) Mallon fails to make payment within 60 days after the date set by Mallon for demanding the payment or (3) Mallon does not consummate the merger within 60 days after the date set for dissenter to demand payment and does not return the dissenter’s share certificates and lift the transfer restrictions on such shares as required by Section 7-113-207. To be effective, Mallon must receive this written notification or rejection from the dissenter within 30 days after Mallon makes or offers payment to dissenting shareholders. If a demand for payment remains unresolved, Mallon may, within 60 days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. The proceeding will be commenced in the district court in the City and County of Denver, Colorado. If Mallon does not commence the proceeding within the 60 day period, it will pay to each dissenter whose demand remains unresolved the amount demanded.

In determining the fair value of the Mallon common stock, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenter made a party to the proceeding will be entitled to judgment for the amount, if any, by which the Court finds that the fair value of the dissenter’s shares, plus accrued interest, exceeds any amount already paid by Mallon. No representation can be made as to the outcome of an appraisal proceeding. Mallon shareholders also should be aware that the appraisal process is subject to uncertainties and to the possibility of lengthy and expensive litigation that could extend for a substantial period of time. Mallon shareholders also should recognize that an appraisal proceeding could result in a determination of a fair value higher or lower than or equal to the per share consideration that would otherwise be received in the merger.

The costs of an appraisal proceeding shall be assessed against Mallon; however, the court may assess costs against some or all of the dissenters in amounts the court deems equitable in the circumstances, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties in amounts the court finds equitable against Mallon or one or more dissenting shareholders.

If any holder of Mallon shares demands payment for his or her shares under Article 113, but fails to perfect, waives or loses his or her right to such payment, then the shares of such holder will be converted into the right to receive the merger consideration.

Strict Compliance; Consequences of Exercising Rights

The procedures set forth in Sections 7-113-202 and 7-113-204 of the CBCA must be complied with strictly. Failure to follow any of these procedures may result in the termination or waiver of dissenters’ rights.

Mallon shareholders should note that failure to execute and return a proxy does not perfect dissenters’ rights. In addition, neither voting against the merger nor abstaining from voting will constitute a demand for payment. However, voting in favor of the merger will waive a shareholder’s dissenters’ rights. If a shareholder returns a signed proxy card that does not specify a vote, the proxy will be voted in favor of the merger, which will have the effect of waiving the shareholder’s dissenters’ rights.

A shareholder who is entitled to dissent and obtain payment for his or her shares under Article 113 of the CBCA may not challenge the corporate action creating this entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the company.

Federal Securities Law Consequences; Resale Restrictions

All Black Hills common stock that Mallon shareholders will receive in the merger will be freely transferable, except for Black Hills common stock that is received by persons who are deemed to be “affiliates” of Mallon under the Securities Act at the time of the Mallon special meeting. These affiliates may resell the Black Hills common stock they receive in the merger only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Mallon for the above purposes generally include individuals or entities that control, are controlled by or are under common control with Mallon, and include directors and certain executive officers of Mallon. The merger agreement requires that Mallon use its reasonable best efforts to cause each of these affiliates to deliver to Black Hills, prior to the effective time, a written agreement to the effect that these persons will not sell, transfer or otherwise dispose of any of the Black Hills common stock issued to them in the merger in violation of the Securities Act or the related SEC rules.

TERMS OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. This summary is qualified in its entirety by reference to the merger agreement. You should carefully read the merger agreement in its entirety because it, and not this document, is the legal document that governs the merger.

Effective Time of the Merger

The merger agreement provides that, as soon as practicable on the day of the satisfaction or waiver of the conditions to effecting the merger, the parties will cause the merger to be consummated upon the later of (1) filing properly executed articles of merger with the Secretary of State of the State of Colorado executed in accordance with the relevant provisions of the CBCA or (2) at such later time as the parties agree and set forth in such articles of merger. We currently anticipate that we will complete the merger shortly after the Mallon special meeting, if the merger agreement is approved at the Mallon special meeting and all other conditions to the merger have been satisfied or waived.

At the effective time of the merger, Merger Sub will merge with and into Mallon, and Mallon will continue as the surviving corporation and will be a wholly-owned subsidiary of Black Hills.

Manner and Basis of Converting Shares

As of the effective time of the merger, without any action on the part of the holders of Mallon common stock, each share of Mallon common stock issued and outstanding immediately prior to the effective time shall be converted into the right to receive .044 of a share of Black Hills common stock. All such Mallon common stock, when so converted, will no longer be outstanding and will automatically be canceled and retired and shall cease to exist. The holder of a certificate that, immediately prior to the effective time, represents outstanding shares of Mallon common stock will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such certificate, a certificate representing the requisite number of shares of Black Hills common stock and any cash in lieu of fractional shares of Black Hills common stock to which such holder is entitled, without interest.

As of the effective time of the merger, each share of Merger Sub common stock issued and outstanding immediately prior to the effective time will be converted into one share of common stock of the surviving corporation. All shares of Merger Sub common stock, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist.

No fractional shares of Black Hills common stock will be issued in the merger and fractional share interests will not entitle the holder of such fractional interests to vote or to any rights of a Black Hills shareholder. Mallon shareholders who would otherwise receive fractional shares will instead be entitled to receive a cash payment equal to the value of these fractional share interests as determined by multiplying the fraction of a share of Black Hills common stock to which such holder would have otherwise been entitled by the closing sales price of a share of Black Hills common stock on the trading day immediately preceding the effective time of the merger.

Any outstanding option to purchase Mallon common stock that is not exercised upon the consummation of the merger will be cancelled and shall cease to exist. Any holder of an option to purchase shares of Mallon common stock that exercises such option concurrently with the consummation of the merger will receive .044 of a share of Black Hills common stock for each share of Mallon common stock into which such option was exercisable.

Exchange Procedures

Promptly after the completion of the merger, an exchange agent will send a letter of transmittal to each holder of record of Mallon common stock along with instructions for effecting the surrender of certificates representing shares of Mallon common stock in exchange for certificates representing shares of Black Hills common stock (plus cash in lieu of fractional shares as provided above). Upon surrender of a Mallon stock certificate for cancellation, together with a duly executed and properly completed letter of transmittal, the holder of the stock certificate will be entitled to receive that number of whole shares of Black Hills common stock and, if applicable, cash that such holder has the right to receive pursuant to the merger agreement. Until surrendered, each Mallon stock certificate shall be deemed, at any time after the effective time of the merger, to represent only the right to receive shares of Black Hills common stock (and cash if applicable) in accordance with the merger agreement. MALLON SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL.

If your stock certificate has been lost, stolen or destroyed, you may make an affidavit of that fact and, if required by Black Hills, post a bond in such reasonable amount as Black Hills may direct as indemnity against any claim that may be made against it with respect to such stock certificate. Upon receipt of the affidavit and bond, if any, the exchange agent will issue in exchange for such lost, stolen or destroyed stock certificate a certificate representing the requisite number of shares of Black Hills common stock and, if applicable, cash and unpaid dividends and other distributions on such shares of Black Hills common stock.

Representations and Warranties

The merger agreement contains customary representations and warranties of Mallon and Black Hills relating to, among other things, certain aspects of their respective businesses and financial statements and certain other matters. The representations and warranties expire at the effective time of the merger.

Conduct of Business Prior to the Merger

Mallon and Black Hills agreed that, prior to the completion of the merger, unless contemplated by the merger agreement or otherwise consented to in writing by both parties, each of Mallon and Black Hills will, and will cause its subsidiaries to, conduct its respective businesses in the ordinary course in substantially the same manner as previously conducted and will use all reasonable efforts to preserve intact its business and relationships with third parties.

Mallon agreed that, until the effective time of the merger, subject to certain exceptions and unless consented to in writing by Black Hills, it will not do, and will not permit any of its subsidiaries to do, any of the following:

•
accelerate, amend or change the period of exercisability of stock options, restricted stock, warrants or other awards or authorize cash payments in exchange for stock options, restricted stock, warrants or other awards;

•	declare or pay any dividend or other distribution with respect to any equity securities of Mallon or its subsidiaries;

•
split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its equity securities, or purchase or otherwise acquire any of its equity securities except from former employees, directors and consultants in accordance with agreements providing for the repurchase of such securities in connection with any termination of service to such party;

•
issue, or authorize the issuance of, any of its equity securities or options or rights to acquire any of its equity securities other than the issuance of shares of its common stock pursuant to the exercise of options or rights outstanding on the date the merger agreement was executed;

•
merge or consolidate with any other person (other than pursuant to the merger agreement) or acquire assets (in excess of $20,000) of, or an equity interest in, any other person, enter into any farm-out or similar arrangement, sell or dispose of any assets or equity securities, or release or relinquish any contract rights;

•	except in accordance with the terms of existing agreements or in connection with non-discretionary contributions to Mallon’s 401(k) plan:

(i)	increase or agree to increase the compensation payable or to become payable to its employees or officers;

(ii)
grant any new or additional severance or termination pay to, or enter into any employment, severance or other agreement with any person not terminable at will or which creates an obligation on behalf of Mallon or Black Hills to make any payments prior to, upon or after the closing of the merger or upon the termination of such person;

(iii)	enter into any collective bargaining agreement;

(iv)
amend any Mallon employee plan or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

(v)	pay any material benefit or amount not required by a plan or arrangement as in effect on the date of the merger agreement to any person;

•	adopt or propose any change to its articles of incorporation or bylaws;

•	incur, assume, guarantee or prepay any indebtedness for borrowed money;

•	modify or terminate any material contracts or waive or relinquish any right under any such contract, other than modifications not adverse to Mallon;

•	enter into any hedging transactions or fixed price commodity sales agreements;

•	settle or compromise any material tax liability or make any material tax election;

•
make or commit to make any capital expenditures except capital expenditures specifically authorized and capital expenditures not in excess of $15,000 in the aggregate for any single project, well or request for spending authorization, for any type of work, operations, materials, equipment or other spending pursuant to which Mallon would be obligated to make such expenditure;

•	change any method of accounting or accounting practices (except those required by applicable law or GAAP);

•	adopt or consent to a plan of complete or partial liquidation, dissolution or reorganization;

•	waive, release, assign or settle any material rights or claims on litigation matters;

•
enter into any contract, agreement, arrangement or understanding that materially limits or otherwise materially restricts Mallon or any of its subsidiaries, or that would, after the completion of the merger, limit or restrict Mallon or Black Hills from engaging in or competing in any line of business or in any geographic area (except for confidentiality agreements relating to specific prospects);

•
knowingly take any action not otherwise permitted by the merger agreement that is intended or is reasonably likely to result in (1) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time at or prior to the effective time of the merger, (2) any of the conditions to the merger not being satisfied or (3) a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law or regulation; or

•	agree or commit to do any of the foregoing.

Black Hills agreed that, prior to the effective time of the merger, subject to certain exceptions and unless consented to in writing by Mallon, it will not do, and will not permit any of its subsidiaries to do, any of the following:

•	adopt a plan of complete or partial liquidation, dissolution or reorganization;

•	change any method of accounting or accounting practices (except those required by applicable law or GAAP); or

•	agree or commit to do any of the foregoing.

No Solicitation

Mallon agreed that it and its subsidiaries will not, and will not authorize or permit any of its or its subsidiaries’ respective officers, directors, agents or representatives to, directly or indirectly, (1) initiate, solicit, encourage or facilitate any inquiries regarding or the making or implementation of any acquisition proposal (as defined below), (2) engage in any negotiations or discussions with or furnish any information to any person relating to or that may reasonably be expected to lead to an acquisition proposal, (3) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Black Hills, the approval or recommendation by the board of directors of Mallon of the merger or the merger agreement, (4) approve or recommend or propose publicly to approve or recommend any acquisition proposal, or (5) enter into any agreement relating to an acquisition proposal.

However, with respect to any bona fide written acquisition proposal, Mallon and its board of directors are permitted to (1) comply with Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Securities Exchange Act of 1934, as amended, and (2) prior to approval of the merger agreement and the merger by the shareholders of Mallon, furnish information to, and negotiate or otherwise engage in any discussions with, any person who has delivered such an acquisition proposal; if and only to the extent that in connection with the foregoing clause (2):

•
Mallon’s board of directors, after consultation with its independent legal counsel, determines in good faith that such action is legally advisable for the board of directors to comply with its fiduciary duties to its shareholders under applicable law;

•
such acquisition proposal is not subject to any financing contingencies or is, in the good faith judgment of Mallon’s board of directors, after consultation with its financial advisor, reasonably capable of being financed by the party making such acquisition proposal; and

•
Mallon’s board of directors determines in good faith after consultation with its independent legal counsel and financial advisor that the acquisition proposal constitutes or may reasonably be expected to result in a superior proposal (as defined below), provided that no information shall be furnished to such party until Mallon obtains a confidentiality agreement from such party with terms substantially similar to those contained in the confidentiality agreement executed between Mallon and Black Hills.

Prior to obtaining the required vote of Mallon’s shareholders with respect to the merger agreement and the merger, Mallon’s board of directors may:

•
approve or recommend an acquisition proposal, if (1) at least 24 hours have elapsed following the delivery to Black Hills of the written notice of the acquisition proposal from Mallon (as required by the merger agreement within 24 hours after receipt of such proposal) and (2) the board of directors of Mallon determines in good faith by affirmative vote of a majority of its members, that such acquisition proposal is a superior proposal (taking into account any adjustment to the terms and conditions of the merger proposed by Black Hills in response to such acquisition proposal); and

•
enter into a definitive agreement with respect to a superior proposal, if Mallon shall have complied with certain provisions contained in the merger agreement, including without limitation the payment of the termination fee as required under the merger agreement.

Mallon agreed, from the date of execution of the merger agreement until the completion of the merger, to notify Black Hills promptly, but in any event not later than 24 hours, of its receipt of an acquisition proposal or any indication of interest in making an acquisition proposal. In addition, Mallon agreed to update Black Hills with respect to any material changes or adjustments to the terms of any acquisition proposal received.

Mallon agreed to terminate all discussions or negotiations existing on the date of execution of the merger agreement with parties other than Black Hills with respect to any transaction that constitutes an acquisition proposal and to request the return or destruction of all confidential information furnished to any party in connection with any transaction that would constitute an acquisition proposal.

The term “acquisition proposal” means any inquiry, proposal or offer for a merger, consolidation, dissolution, liquidation, recapitalization or other business combination involving Mallon, any proposal or offer for the issuance by Mallon of over 10% of its equity securities as consideration for the assets or securities of any person or any proposal or offer to acquire over 10% of the equity securities or consolidated total assets of Mallon, in each case, other than the transactions contemplated by the merger agreement.

The term “superior proposal” means any proposal to acquire all or substantially all of the equity securities or assets of Mallon, pursuant to a tender or exchange offer, merger, consolidation, liquidation, dissolution, recapitalization, sale of assets or otherwise, which a majority of Mallon’s board of directors determines in its good faith judgment, taking into account all financial, regulatory, legal and other aspects of such proposal, to be (1) reasonably capable of being completed, and (2) more favorable to the holders of Mallon common stock than the transactions contemplated by the merger agreement (based on the advice of Mallon’s independent financial advisor that the value of the consideration provided for in such acquisition proposal exceeds the value of the consideration to be paid by Black Hills in the merger) taking into account all the terms and conditions of such proposal and the merger agreement (including any proposal by Black Hills to amend the terms of the transactions contemplated by the merger agreement).

Certain Additional Agreements

Indemnification

Black Hills agreed that it will, and will cause the surviving corporation to, indemnify each present and former officer and director of Mallon and each subsidiary of Mallon as of the effective time of the merger for all costs incurred in connection with any claim arising out of matters existing or occurring prior to the effective time of the merger. Such indemnification will be to the fullest extent permitted under the CBCA and the articles of incorporation and bylaws of Mallon in effect on the date the merger agreement was executed. Black Hills will also advance costs to such officers and directors who are threatened to be named as a party to any action as a result of such person’s status as an officer or director of Mallon.

Black Hills agreed to cause the surviving corporation to provide directors’ and officers’ liability insurance coverage for events occurring prior to the effective time of the merger for a period of two years following the effective time of the merger to individuals who were officers and directors of Mallon on the date the merger agreement was executed. The coverage under this insurance will be substantially similar to the coverage provided under Mallon’s directors’ and officers’ insurance policy existing on the date of execution of the merger agreement; provided, however, that Black Hills is not obligated to pay annual premiums in excess of the annual premiums paid by Mallon over the past two years for such coverage.

Benefit Matters

Mallon agreed to take all actions necessary to terminate all of its 401(k) plans upon the completion of the merger. Black Hills agreed to allow those employees of Mallon who are hired by Black Hills after the merger to “roll over” their account balances into Black Hills’ 401(k) plan.

Mallon agreed to take all actions necessary to terminate its 1997 Equity Participation Plan upon the completion of the merger. Mallon notified option holders under such plan that the plan will be terminated. This notice also instructed option holders that all options as of the close of business on the effective date of the merger, all outstanding options issued under the plan that are not exercised will be cancelled and terminated automatically.

At the effective time of the merger or following a reasonable transition period, those employees of Mallon who are continuing as employees of Black Hills will be eligible to participate in employee plans maintained by Black Hills for similarly situated employees of Black Hills to the extent that such plans provide the following benefits: medical/dental, life insurance, disability income, sick pay, holiday and vacation pay, 401(k) plan eligibility, benefit arrangements, profit-sharing programs, dependent care assistance, and employee stock option and stock purchase plans. Such employees will also be given credit for any accrued but unused vacation and sick leave time as of the day immediately prior to the completion of the merger.

Conditions to the Merger

Conditions to the Obligation of Each Party

Our respective obligations to effect the merger are subject to the fulfillment at or prior to the effective time of the following conditions:

•	approval by Mallon shareholders of the merger and the merger agreement;

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended has expired or terminated;

•	all approvals and filings with any governmental authority that, if not made or received, would have a material adverse effect on Black Hills or Mallon, will have been obtained or filed;

•	the SEC shall have declared the registration statement effective under the Securities Act and no stop order or proceedings seeking a stop order will have been made or commenced;

•	no governmental authority or court will have issued any law, regulation or order which has the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

•	the Black Hills common shares to be issued in the merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

•	the Mallon employee royalty bonus pool will have been terminated.

Conditions to the Obligations of Black Hills

The obligation of Black Hills to effect the merger is also subject to the satisfaction at or prior to the effective time of the following conditions, unless waived in writing by Black Hills:

•
each of the representations and warranties of Mallon set forth in the merger agreement shall be true and correct as of the closing date of the merger, except for such failures of such representations and warranties to be true that would not have a material adverse effect on Mallon;

•	Mallon shall have performed in all material respects all obligations required to be performed by it under the merger agreement prior to the completion date of the merger;

•
Black Hills shall have received the written opinion of counsel to the effect that, subject to certain assumptions and limitations, (1) the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, (2) Black Hills, Merger Sub and Mallon will each be a party to that reorganization within the meaning of Section 368(b) of the Code, (3) except to the extent that cash is received in lieu of fractional shares of Black Hills common stock, no gain or loss will be recognized by shareholders of Mallon that are United States persons (as defined in Section 7701(a)(3) of the Code), and (4) no gain or loss will be recognized by a shareholder of Mallon that is not a United States person (as defined in Section 7701(a)(3) of the Code) provided that such shareholder has not owned (either directly or indirectly after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than five percent (5% of the outstanding common stock of Mallon at any time during the shorter of (a) the five-year period preceding the effective time of the merger or (b) the period during which such shareholder held Mallon common stock;

•
Black Hills shall have received from Mallon a letter or letters from Mallon’s independent auditors in form and substance customary for “comfort” letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72 and reasonably satisfactory to Black Hills;

•	holders of not more than 5% of the Mallon common stock entitled to vote on the merger agreement and the merger will have dissented to the merger in accordance with Article 113 of the CBCA;

•	all officers and directors of Mallon immediately prior to the completion date of the merger will have executed and delivered to Mallon resignations acceptable to Black Hills; and

•
Mallon shall have taken all actions as have been reasonably requested by Black Hills in order to satisfy any outstanding obligations to the Jicarilla Apache Indian Nation pursuant to the Notice of Lien for Possessory Interest Taxes for the year 2002.

Conditions to the Obligations of Mallon

The obligation of Mallon to effect the merger is also subject to the satisfaction at or prior to the effective time of the following conditions, unless waived in writing by Mallon:

•
the representations and warranties of Black Hills and Merger Sub set forth in the merger agreement shall be true and correct as of the completion date of the merger, except for changes specifically permitted by the merger agreement;

•	Black Hills and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the merger agreement prior to the closing date of the merger; and

•
Mallon shall have received the written opinion of counsel to the effect that, subject to certain assumptions and limitations, (1) the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, (2) Black Hills, Merger Sub and Mallon will each be a party to that reorganization within the meaning of Section 368(b) of the Code, (3) except to the extent that cash is received in lieu of fractional shares of Black Hills common stock, no gain or loss will be recognized by shareholders of Mallon that are United States persons (as defined in Section 7701(a)(30) of the Code), and (4) no gain or loss will be recognized by a shareholder of Mallon that is not a United States person (as defined in Section 7701(a)(3) of the Code) provided that such shareholder has not owned (either directly or indirectly after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than five percent (5%) of the outstanding common stock of Mallon at any time during the shorter of (a) the five-year period preceding the effective time of the Merger or (b) the period during which such shareholder held Mallon common stock.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by the shareholders of Mallon:

•	by our mutual written consent;

•	by either of us in certain circumstances if the effective time of the merger has not occurred on or before April 30, 2003;

•
by either of us if any governmental authority or court of competent jurisdiction has issued or entered any final nonappealable order or taken any other nonappealable final action, in each case having the effect of permanently enjoining or otherwise permanently prohibiting the merger;

•	by either of us if the requisite shareholder approval is not obtained upon a vote at a duly held meeting of Mallon’s shareholders or at any adjournment or postponement thereof;

•
by Black Hills if the Mallon board of directors (1) withdraws or modifies in a manner adverse to Black Hills its recommendation of the merger agreement or the merger or (2) has recommended to the shareholders of Mallon a superior proposal;

•
by Mallon following the execution of a definitive agreement providing for a superior proposal, provided that Mallon has met all its obligations in connection with such a termination as set forth in the merger agreement, including without limitation the payment of a $1,500,000 termination fee;

•
by either of us if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the merger agreement, and which breach would, if uncured, cause certain closing conditions not to be satisfied and will not have been cured within 20 business days following receipt by the breaching party of written notice of such breach from the other party; or

•	by either of us if any of the conditions to such party’s obligations to consummate the merger becomes impossible to satisfy.

Expenses

General

The merger agreement provides that, except as provided below, all expenses incurred by the parties to the merger agreement shall be paid solely and entirely by the party that has incurred such expenses.

Termination Fees

The merger agreement generally provides that Mallon will pay to Black Hills a termination fee of $1,500,000 if the merger agreement is terminated in either of the following circumstances:

•
by Black Hills if the Mallon board of directors (1) withdraws or modifies in a manner adverse to Black Hills its recommendation of the merger agreement or the merger or (2) has recommended to the shareholders of Mallon a superior proposal; or

•	by Mallon, if Mallon enters into a definitive agreement for a superior proposal in accordance with certain provisions of the merger agreement.

CREDIT AGREEMENT

At the time of executing the merger agreement, Aquila assigned to Black Hills the credit agreement dated as of September 9, 1999, as amended, that Aquila had in place with Mallon and Mallon Oil. At that time, Mallon and Mallon Oil owed to Aquila approximately $29.3 million in principal and accrued interest, which Black Hills paid to Aquila on October 1, 2002 in consideration for the assignment. Upon the assignment of the credit agreement to Black Hills, Mallon and Mallon Oil became indebted to Black Hills for that amount. In connection with the assignment of the credit agreement: (i) Aquila and Mallon released one another, and Black Hills and Aquila released one another, from all claims that may have arisen under the credit agreement, (ii) Aquila assigned to Mallon the 615,000 shares of Mallon common stock that Mallon had issued to Aquila in connection with the credit agreement and various amendments thereof (which shares were subsequently cancelled), (iii) Aquila and Mallon terminated their agency agreement, and (iv) AMS, Mallon and Mallon Oil terminated certain hedge agreements among them in exchange for a payment of approximately $1.2 million to AMS.

Immediately after the assignment of the credit agreement to Black Hills, Black Hills, Mallon and Mallon Oil entered into an amended and restated credit agreement dated as of October 1, 2002, by which the parties amended and restated the original credit agreement that had been assigned to Black Hills. For a description of the terms of the amended and restated credit agreement see “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Mallon—Liquidity and Capital Resources” on pages 100-103.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES  OF THE MERGER

The following discussion is a general summary of certain United States federal income tax consequences that are expected to be material to shareholders of Mallon and Black Hills. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, applicable Treasury regulations, publicly available administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion is also based on the information contained in this proxy statement/prospectus and other documents related to the merger, and on certain representations with respect to factual matters.

Scope of Discussion

This discussion is included for general information purposes only and does not purport to be a complete technical analysis or listing of all potential tax considerations that may be relevant to parties to the merger. The discussion, to the extent it relates to Mallon shareholders, only addresses the tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) that hold Mallon common stock as a capital asset and that, pursuant to the merger, either (1) exchange such stock for Black Hills common stock or (2) receive cash pursuant to the exercise of dissenters’ rights. The discussion, to the extent it relates to holders of compensatory options to purchase Mallon common stock, only addresses the tax consequences to U.S. Holders that received such options as compensation in exchange for services rendered to Mallon and assumes that such options are classified as “nonstatutory” or “nonqualified” options for tax purposes. This discussion does not address the consequences of the merger under state, local or foreign law and the discussion does not address all aspects of United States federal income taxation that may be important to a shareholder in light of that shareholder’s particular circumstances. This discussion also does not address the United States federal income tax consequences to a shareholder that is subject to special rules under the Code, such as:

•	a financial institution or insurance company;

•	a tax-exempt organization, retirement plan or mutual fund;

•	a dealer, broker or trader in securities;

•	a shareholder that holds its Mallon common stock as part of a hedge, appreciated financial position, straddle or conversion transaction;

•
a shareholder that is a foreign person and that holds its Mallon common stock in connection with a trade or business conducted in the United States or in connection with an office or fixed place of business located in the United States;

•
a shareholder that is a nonresident alien individual and that either is present in the United States for 183 days or more in the taxable year or is subject to provisions of the Code applicable to expatriates; or

•	a shareholder that is affected by the provisions of an income tax treaty to which the United States is a party.

For purposes of this discussion, the term U.S. Holder means a holder of Mallon common stock that qualifies as a “United States person” within the meaning of Section 7701(a)(30) of the Code. For purposes of Section 7701(a)(30) of the Code, a “United States person” means:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in the United States or under the laws of the United States or of any state or political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if its administration is subject to the primary supervision of a United States court and if one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this discussion, a Non-U.S. Holder means a holder of Mallon common stock that is not a U.S. Holder.

THIS DISCUSSION OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR THAT ARE DEPENDENT ON, INDIVIDUAL CIRCUMSTANCES. IN ADDITION, THIS DISCUSSION DOES NOT ADDRESS ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, EACH MALLON SHAREHOLDER AND COMPENSATORY OPTION HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE MERGER THAT MAY BE MATERIAL TO HIM OR HER.

Tax Opinions

It is a condition to the completion of the merger that Black Hills and Mallon each receive an opinion from its tax counsel, Holland & Hart LLP and Holme Roberts & Owen LLP, respectively, to the effect that the merger will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and that Black Hills, Merger Sub and Mallon will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Neither Black Hills nor Mallon intends to waive this condition.

The opinions of Holland & Hart LLP and Holme Roberts & Owen LLP regarding the tax consequences of the merger will rely on (1) representations, warranties and covenants made by Black Hills, Merger Sub and Mallon in the merger agreement and in representation letters signed by authorized representatives of Black Hills, Merger Sub and Mallon, and (2) specified assumptions, including assumptions that the merger will be completed in the manner contemplated by the merger agreement and that there will be no material changes in existing facts or in law. If any of those representations, warranties, covenants or assumptions is inaccurate, either Holland & Hart LLP or Holme Roberts & Owen LLP, or both, may not be able to provide its required opinion. The opinions to be delivered by Holland & Hart LLP and Holme Roberts & Owen LLP will neither bind the Internal Revenue Service, or IRS, nor preclude the IRS or the courts from adopting a contrary position. Neither Black Hills nor Mallon intends to obtain a ruling from the IRS regarding the tax consequences of the merger. THE FOLLOWING DISCUSSION ASSUMES THAT THE MERGER WILL QUALIFY AS A REORGANIZATION WITHIN THE MEANING OF SECTION 368(a) OF THE CODE AND THAT BLACK HILLS, MERGER SUB AND MALLON WILL EACH BE A PARTY TO THE REORGANIZATION WITHIN THE MEANING OF SECTION 368(b) OF THE CODE.

United States Federal Income Tax Consequences to U.S. Holders That Participate in the Merger

U.S. Holders—In General.    For United States federal income tax purposes, a U.S. Holder will not recognize any gain or loss upon its exchange of shares of Mallon common stock for shares of Black Hills common stock in the merger.

If a U.S. Holder receives cash instead of a fractional share of Black Hills common stock, the U.S. Holder will be required to recognize gain or loss, measured by the difference between the amount of cash received instead of that fractional share and the portion of the tax basis of that U.S. Holder’s shares of Mallon common stock allocable to that fractional share. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the share of Mallon common stock exchanged for that fractional share of Black Hills common stock was held for more than one year as of the effective time of the merger.

A U.S. Holder generally will have a tax basis in the Black Hills common stock received in the merger equal to (1) the tax basis of the Mallon common stock surrendered by that U.S. Holder in the merger, less (2) any tax basis of the Mallon common stock surrendered that is allocable to any fractional share of Black Hills common stock for which cash is received.

A U.S. Holder’s holding period for shares of Black Hills common stock received in exchange for shares of Mallon common stock in the merger generally will include the holding period for the shares of Mallon common stock surrendered by that U.S. Holder in the merger.

U.S. Holders That Exercise Compensatory Options to Purchase Mallon Common Stock In Connection With the Merger.    Any outstanding compensatory option to purchase Mallon common stock that has not been exercised prior to the close of business on the effective date of the merger will be cancelled and shall cease to exist (see generally “Terms of the Merger Agreement—Certain Additional Agreements—Benefit Matters” at page 45 of this proxy statement/prospectus). Any holder of a compensatory option to purchase shares of Mallon common stock that exercises such option concurrently with the consummation of the merger will receive Black Hills common stock (and, if applicable, cash instead of a fractional share of Black Hills common stock) instead of the Mallon common stock into which such option was exercisable.

A U.S. Holder that holds a compensatory option to purchase Mallon common stock, and that exercises such option concurrently with the consummation of the merger, will recognize ordinary income. The amount of ordinary income recognized by that U.S. Holder will equal the difference between the sum of the fair market value of the Black Hills common stock (and cash, if any, received instead of a fractional share of Black Hills common stock) received in the merger and the exercise price paid by that U.S. Holder upon the exercise of the compensatory option. That U.S. Holder generally will have an aggregate tax basis in the shares of Black Hills common stock received in the merger equal to the fair market value of such shares as of the effective date of the merger. That U.S. Holder’s holding period for the Black Hills common stock received in the merger will begin the day after the merger is consummated.

Tax Basis And Holding Period of Certain U.S. Holders In Black Hills Common Stock Received In the Merger.    A U.S. Holder that both exchanges Mallon common stock and exercises compensatory options to purchase Mallon common stock in connection with the merger generally will have an aggregate tax basis in the shares of Black Hills common stock received in the merger equal to: (1) the tax basis of the Mallon common stock surrendered by that U.S. Holder in the merger, plus (2) the exercise price paid and the amount of ordinary income recognized by that U.S. Holder upon the exercise of the compensatory options, less (3) the amount of any cash received instead of a fractional share of Black Hills common stock.

A U.S. Holder that both exchanges Mallon common stock and exercises compensatory options to purchase Mallon common stock in connection with the merger generally will obtain a split holding period with respect to each share of Black Hills common stock received in the merger. This split holding period will be based on the holding period attributable to, and the relative number of, shares of Mallon common stock and compensatory options exchanged by that U.S. Holder in the merger.

United States Federal Income Tax Consequences to Non-U.S. Holders That Participate in the Merger

Scope of Discussion With Respect to Non-U.S. Holders.    As previously stated in this discussion under the heading “Scope of Discussion,” this discussion does not address the United States federal income tax consequences to shareholders that are subject to special rules such as: (1) a shareholder that is a foreign person and that holds its Mallon common stock in connection with a trade or business conducted in the United States or in connection with an office or fixed place of business located in the United States; (2) a shareholder that is a nonresident alien individual and that either is present in the United States for 183 days or more in the taxable year or is subject to provisions of the Code applicable to expatriates; or (3) a shareholder that is affected by the provisions of an income tax treaty to which the United States is a party. ANY NON-U.S. HOLDER THAT MAY

BE SUBJECT TO SPECIAL TAX RULES SUCH AS THOSE THAT APPLY TO A NON U.S. HOLDER THAT CONDUCTS BUSINESS IN THE UNITED STATES, HAS BEEN PRESENT IN THE UNITED STATES, IS AN EXPATRIATE OF THE UNITED STATES, OR IS AFFECTED BY THE PROVISIONS OF AN INCOME TAX TREATY TO WHICH THE UNITED STATES IS A PARTY, IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO HIM OR HER OF THE MERGER.

Non-U.S. Holders That Have Never Held More Than 5% of Mallon’s Common Stock.    Section 897 of the Code (enacted pursuant to United States tax legislation referred to as the Foreign Investment in Real Property Tax Act, or FIRPTA) generally subjects any gain realized by a foreign person in connection with the sale or exchange of a “United States real property interest”, or USRPI, to United States federal income tax as either ordinary income or capital gain, referred to here as the FIRPTA Tax.

For purposes of the FIRPTA Tax, stock held in a “United States real property holding corporation”, or USRPHC, generally is classified as a USRPI. A corporation generally is classified as a USRPHC if the fair market value of its interests in United States real property equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus any other assets used or held for use in its trade or business. However, a foreign shareholder’s interest in a USRPHC will not be treated as a USRPI if (1) the stock of the USRPHC is “regularly traded on an established securities market” for purposes of Section 897(c)(3) of the Code and (2) that foreign shareholder has never held (either directly or indirectly after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than 5% of the outstanding shares of the USRPHC.

For purposes of determining whether a foreign shareholder owns or has owned more than 5% of the outstanding shares of a USRPHC, the constructive ownership rules of Section 318 of the Code (as modified by Section 897(c)(6)(C) of the Code) treat a foreign shareholder as owning shares that are (1) owned by (or that are subject to an option held by) certain relatives, related corporations, partnerships, estates or trusts or (2) subject to an option held by that foreign shareholder.

Mallon believes that it has continuously been a USRPHC during each of the last five years and that it will be a USRPHC as of the effective time of the merger. Mallon also expects that Mallon common stock will continue to be regularly traded on the OTC Bulletin Board at all times leading up to and as of the effective time of the merger, such that Mallon common stock should be considered to be “regularly traded on an established securities market” for purposes of Section 897(c)(3) of the Code. If these expectations prove to be correct, the FIRPTA Tax will not apply to a Non-U.S. Holder that exchanges Mallon common stock for Black Hills common stock in the merger if that shareholder has never held (either directly or indirectly, after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than 5% of the outstanding shares of Mallon’s common stock. Assuming the FIRPTA Tax does not apply:

•	a Non-U.S. Holder will not recognize any gain or loss upon its exchange of shares of Mallon common stock for shares of Black Hills common stock in the merger;

•	if a Non-U.S. Holder receives cash instead of a fractional share of Black Hills common stock, any gain realized by that Non-U.S. Holder will not be subject to United States federal income tax;

•
a Non-U.S. Holder will have a tax basis in the Black Hills common stock received in the merger equal to (1) the tax basis of the Mallon common stock surrendered by that Non-U.S. Holder in the merger, less (2) any tax basis of the Mallon common stock surrendered that is allocable to any fractional share of Black Hills common stock for which cash is received; and

•
a Non-U.S. Holder’s holding period for shares of Black Hills common stock received in exchange for shares of Mallon common stock in the merger will include the holding period for the shares of Mallon common stock surrendered by that Non-U.S. Holder in the merger.

Non-U.S. Holders That Currently Hold or Have Held More Than 5% of Mallon’s Common Stock.    If a Non-U.S. Holder owns or has owned (either directly or indirectly after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than 5% of the outstanding shares of Mallon common stock at any time during the shorter of (1) the five-year period preceding the effective time of the merger or (2) the period during which that Non-U.S. Holder has held its Mallon common stock, or the Testing Period, then the FIRPTA Tax will apply to that Non-U.S. Holder, referred to here as a Significant Non-U.S. Holder, unless the requirements of Treasury Regulation Section 1.897-6T are satisfied. If a Non-U.S. Holder has owned (either directly or indirectly after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than five percent (5%) of the outstanding shares of Mallon common stock, but such ownership was not held at any time during the Testing Period, then that Non-U.S. Holder generally will not be subject to the FIRPTA Tax.

In general, Treasury Regulation 1.897-6T enables a Significant Non-U.S. Holder to avoid the application of the FIRPTA Tax if: (1) that Significant Non-U.S. Holder exchanges its USRPI for another USRPI in connection with an exchange that is subject to the nonrecognition provisions of the Code (such as a reorganization under Section 368(a) of the Code); (2) the USRPI received in the exchange would be subject to United States federal income tax if it was sold immediately after the exchange; and (3) that Significant Non-U.S. Holder complies with certain filing requirements (including the filing of a United States federal income tax return). However, provided that Black Hills common stock continues to be regularly traded on the NYSE immediately after the merger, the requirement in clause (2) of the preceding sentence will not be satisfied unless a Significant Non-U.S. Holder owns (either directly or indirectly after the application of the constructive ownership rules of Section 318 of the Code as modified by Section 897(c)(6)(C) of the Code) more than 5% of the outstanding shares of Black Hills common stock immediately after the merger. As a result, unless a Significant Non-U.S. Holder owns a substantial number of shares in Black Hills common stock immediately after the merger that were not received in the merger, it is expected that a Significant Non-U.S. Holder will be subject to the FIRPTA Tax.

A Significant Non-U.S. Holder subject to the FIRPTA Tax will recognize gain or loss measured by the difference between (1) the sum of the amount of any cash received instead of a fractional share of Black Hills common stock and the fair market value of the Black Hills common stock received in the merger over (2) that Significant Non-U.S. Holder’s tax basis in its Mallon common stock surrendered in the merger. Such gain or loss will be characterized as either ordinary or capital, depending on whether that Significant Non-U.S. Holder held its Mallon common stock as a capital asset. The aggregate tax basis of the Black Hills common stock received in the merger will equal the fair market value of that Black Hills common stock as of the effective date of the merger. The Significant Non-U.S. Holder’s holding period for the Black Hills common stock received in the merger will begin the day after the merger is consummated. A Significant Non-U.S. Holder subject to the FIRPTA Tax may also be required to:

•
file a United States federal income tax return reporting the gain subject to the FIRPTA Tax as income effectively connected with the conduct of a trade or business within the United States and taxable as either ordinary income or capital gain; and

•	pay any FIRPTA Tax due upon the filing of such return or, depending upon the circumstances, earlier through estimated payments.

The United States federal income tax consequences to a Significant Non-U.S. Holder that is not subject to the FIRPTA Tax should be the same as those previously described with respect to a Non-U.S. Holder that has never held more than 5% of the outstanding shares of Mallon common stock.

EACH NON-U.S. HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE POSSIBLE APPLICATION OF THE FIRPTA TAX TO HIM OR HER AS A RESULT OF THE EXCHANGE OF MALLON COMMON STOCK FOR BLACK HILLS COMMON STOCK IN THE MERGER.

United States Federal Income Tax Consequences to Mallon Shareholders That Exercise Dissenters’ Rights

Holders of Mallon common stock are entitled to dissenters’ rights under Colorado law in connection with the merger (see generally the discussion under the heading “The Merger—Dissenters’ Rights” beginning at page 37 of this proxy statement/prospectus). If a U.S. Holder receives cash pursuant to the exercise of dissenters’ rights, that U.S. Holder generally will recognize gain or loss measured by the difference between the cash received and its adjusted tax basis in its Mallon common stock. This gain or loss may be capital gain or loss, and may be long- term capital gain or loss if the U.S. Holder held its Mallon common stock for more than one year as of the time at which any cash is received.

If a Non-U.S. Holder that is not a Significant Non-U.S. Holder receives cash pursuant to the exercise of dissenters’ rights, any gain realized by that Non-U.S. Holder should not be subject to United States federal income tax.

If a Significant Non-U.S. Holder receives cash pursuant to the exercise of dissenters’ rights, that Significant Non-U.S. Holder will be subject to the FIRPTA Tax. As a result, that Significant Non-U.S. Holder will recognize gain or loss measured by the difference between the amount of cash received and that Significant Non-U.S. Holder’s tax basis in its Mallon common stock. Such gain or loss will be characterized as either ordinary or capital, depending on whether that Significant Non-U.S. Holder held its Mallon common stock as a capital asset. A Significant Non-U.S. Holder subject to the FIRPTA Tax may also be required to file a United States federal income tax return and to pay any tax due upon the filing of such return or, depending upon the circumstances, earlier through estimated payments.

ANY HOLDER OF MALLON COMMON STOCK THAT PLANS TO EXERCISE DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE RELATED TAX CONSEQUENCES.

Tax Consequences to Holders of Black Hills Common Stock

There will be no United States federal income tax consequences to holders of Black Hills common stock who do not hold any of their Black Hills common stock as a result of exchanging Mallon common stock for Black Hills common stock pursuant to the merger. Such holders will not recognize any gain or loss upon the consummation of the merger, will retain their tax basis in such Black Hills common stock as it existed before the merger, and will retain the holding period attributable to such Black Hills common stock as it existed before the merger. Such holders of Black Hills common stock will not have to file any returns or documentation with the IRS in order to achieve such non-recognition status, continued tax basis or continued holding period.

Backup Withholding and Information Reporting

U.S. Holders and Non-U.S. Holders that receive: (1) Black Hills common stock or cash instead of a fractional share of Black Hills common stock, or both, from the exchange agent in connection with the exchange of Mallon common stock (or compensatory options to purchase Mallon common stock) for Black Hills common stock in the merger or (2) cash from Mallon or its authorized agent in connection with the exercise of dissenters’ rights, may be subject to backup withholding with respect to such payments up to the rate of 30%, unless the U.S. Holder or Non-U.S. Holder:

•	is a corporation or other exempt recipient and, when required, establishes this exemption; or

•
provides a correct taxpayer identification number, certifies that it is not currently subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be creditable against the United States federal income tax liability of a U.S. Holder or Non-U.S. Holder if appropriate information is provided to the IRS. If, after the merger, a U.S. Holder or Non-U.S. Holder does not provide the exchange agent or Mallon or its authorized agent with a correct taxpayer identification number or any other document or certification required by the IRS (including a Form W-9 in the case of a U.S. Holder or Form W-8BEN or similar form in the case of a Non-U.S. Holder, or an acceptable substitute for these Forms), such Holders may be subject to penalties imposed by the IRS. The exchange agent and Mallon or its authorized agent will report the amount of any reportable payments made to U.S. Holders or Non-U.S. Holders (as well as any amounts withheld) to such Holders and to the IRS.

FIRPTA Withholding

Under Section 1445 of the Code, a person acquiring a USRPI from a foreign person generally is required to deduct and withhold a tax equal to 10% of the amount realized by that foreign person on the sale or exchange of that USRPI, referred to here as FIRPTA Withholding. However, Section 1445(b)(6) of the Code exempts from FIRPTA Withholding the sale or exchange of a share of stock that is treated as a USRPI if that share of stock is regularly traded on an established securities market.

Mallon expects that the Mallon common stock will continue to be regularly traded on the OTC Bulletin Board at all times leading up to and as of the effective time of the merger, such that the Mallon common stock should be considered to be “regularly traded on an established securities market” for purposes of Section 897(c)(3) of the Code. Assuming that this expectation proves to be correct, neither Black Hills nor the exchange agent will be required to deduct and withhold amounts on account of FIRPTA Withholding with respect to a Non-U.S. Holder’s exchange of Mallon common stock for Black Hills common stock in the merger. In addition, Mallon or its authorized agent should not be required to deduct and withhold amounts on account of FIRPTA Withholding with respect to a Non-U.S. Holder that successfully exercises dissenters’ rights and receives a cash payment in exchange for its Mallon common stock.

Wage-Related Withholding and Information Reporting

The amount of ordinary income recognized by U.S. Holders that exercise compensatory options to purchase Mallon common stock in connection with the consummation of the merger will be classified as compensation (or wages) for United States federal income tax purposes. Mallon generally will be required to report these wage-related amounts to the IRS. Mallon generally will also be required to withhold in respect of these wage-related amounts and remit the withheld funds to the IRS. Mallon expects to satisfy its wage-related withholding obligations in respect to U.S. Holders that exercise compensatory options to purchase Mallon common stock in connection with the consummation of the merger by withholding from compensatory amounts that would otherwise be payable to such U.S. Holders.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The following unaudited pro forma combined condensed financial information has been prepared to assist in your analysis of the financial effects of the merger of Black Hills and Mallon. The unaudited pro forma combined condensed financial information is based on the historical financial statements of Black Hills and Mallon and should be read in conjunction with those historical audited and unaudited financial statements and related notes, which are incorporated by reference into this document.

The pro forma information is based on the estimates and assumptions set forth in the notes to such information. The pro forma financial information is preliminary and is being furnished solely for information purposes and, therefore, is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of future results that may occur.

The unaudited pro forma combined condensed financial statements and related notes are qualified by reference to, and should be read in conjunction with the historical financial statements and related notes incorporated by reference herein.

The accompanying unaudited pro forma combined condensed financial statements give effect to the merger of Black Hills and Mallon using the purchase method of accounting. The pro forma adjustments related to the merger are preliminary and are based on management’s estimates of the fair value of the assets acquired and liabilities assumed. The actual adjustments may differ materially from those presented in these pro forma financial statements. The final purchase price allocation will be completed after asset and liability valuations are finalized. The preliminary assumptions are based on management’s assumptions that they believe are reasonable. Any final adjustment may result in different allocations of purchase price which could affect the fair value assigned to the assets and could result in a change to the statements of operations.

The unaudited pro forma combined condensed balance sheet assumes that the merger took place on September 30, 2002.

The unaudited pro forma combined condensed statements of operations for the nine months ended September 30, 2002 and the year ended December 31, 2001 assume the merger took place as of January 1, 2001.

The pro forma results of operations do not reflect cost savings that are expected to be realized from the elimination of certain expenses and from the financial synergies to be created. No assurance can be given that the operating cost savings and financial synergies will be realized. Black Hills will account for the merger using the purchase method of accounting. No pro forma adjustments have been made with respect to the following unusual items. These items are reflected in the historical results of Mallon, and should be considered when making period-to-period comparisons, and when considering expected results after the merger:

•
During the year ended December 31, 2001 and the nine month period ended September 30, 2002, Mallon recognized pre tax impairments related to its oil and gas properties totaling $16.4 million and $1.0 million, respectively. Additionally, during the year ended December 31, 2001, Mallon recognized a pre tax loss on the sale of certain of its properties of $3.1 million.

•
We have not reflected as adjustments to the historical data annual pre tax cost savings and synergies of approximately $5.0 to $8.0 million annually that Black Hills expects to result from operational efficiencies and synergies to be gained after the merger is completed.

BLACK HILLS CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED
BALANCE SHEET

September 30, 2002
(in thousands)

	Historical		Pro Forma Adjustments		Pro Forma Amounts
	Black Hills	Mallon
ASSETS
Current assets:
Cash and cash equivalents	$74,778	$1,104	$—		$75,882
Receivables	157,754	685	—		158,439
Other current assets	84,815	202	—		85,017

Total current assets	317,347	1,991	—		319,338
Property, plant and equipment, net	1,431,110	30,409	22,722	(a)	1,484,241
Other assets	155,465	1,159	3,041	(b)	159,665

Total assets	$1,903,922	$33,559	$25,763		$1,963,244

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$142,464	$2,912	$—		$145,376
Current maturities of long-term debt	17,306	28,671	5,157	(c)	51,134
Notes payable	383,521	—	6,130	(d)	389,651
Other current liabilities	89,743	2,081	(1,229	)(e)	90,595

Total current liabilities	633,034	33,664	10,058		676,756

Long-term debt, net of current maturities	561,399	3,724	(624	)(f)	564,499

Deferred credits and other liabilities	158,046	1,522	(1,522	)(e)	158,046

Minority interest in subsidiaries	16,616	—	—		16,616

Mandatorily redeemable common stock	—	5,362	(5,362	)(g)	—

Stockholders’ equity:
Preferred stock	5,549	—	—		5,549
Common stock equity	27,056	109	373	(h)	27,538
Additional paid-in capital	243,599	92,973	(80,955	)(h)	255,617
Retained earnings	272,339	(101,044)	101,044	(h)	272,339
Treasury stock, at cost	(1,756)	—	—		(1,756)
Accumulated other comprehensive loss	(11,960)	(2,751)	2,751	(e)	(11,960)

Total stockholders’ equity	534,827	(10,713)	23,213		547,327

Total liabilities and stockholders’ equity	$1,903,922	$33,559	$25,763		$1,963,244

Black Hills shares outstanding	26,887	—	482		27,369

The accompanying notes to combined condensed financial statements are an integral part of these combined condensed financial statements.

BLACK HILLS CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED
STATEMENT OF OPERATIONS

For the Nine Months ended September 30, 2002
(in thousands, except per share amounts)

	Historical		Pro Forma Adjustments		Pro Forma Amounts
	Black Hills	Mallon
Operating revenues	$312,215	$7,975	$—		$320,190

Operating expenses:
Fuel and purchased power	52,695	—	—		52,695
Operations and maintenance	47,296	5,302	—		52,598
Administrative and general	46,118	3,111	—		49,229
Depreciation, depletion and amortization	52,027	4,001	(742	)(i)	55,286
Taxes, other than income taxes	17,889	—	—		17,889
Impairment of oil and gas properties	—	954	—		954

	216,025	13,368	(742)		228,651

Equity in earnings of unconsolidated affiliates	4,187	—	—		4,187

Operating income (loss)	100,377	(5,393)	742		95,726

Other income (expense):
Interest expense	(30,171)	(3,156)	2,369	(j)	(30,958)
Interest income	1,748	26	—		1,774
Other expense	(206)	—	—		(206)
Other income	2,654	—	—		2,654

	(25,975)	(3,130)	2,369		(26,736)

Income (loss) from continuing operations	74,402	(8,523)	3,111		68,990
Minority interest	(2,614)	—	—		(2,614)
Income taxes	(24,725)	—	1,894	(k)	(22,831)

Net income (loss)	47,063	(8,523)	5,005		43,545
Accretion of mandatorily redeemable common stock	—	(509)	509	(g)	—
Preferred stock dividends	(168)	—	—		(168)

Net income (loss) available for common stock	$46,895	$(9,032)	$5,514		$43,377

Weighted average common shares outstanding:
Basic	26,778	—	482	(h)	27,260

Diluted	27,052	—	482	(h)	27,534

Earnings per share from continuing operations:
Basic	$1.75	—	—		$1.59
Diluted	$1.74	—	—		$1.58

The accompanying notes to combined condensed financial statements are an integral part of these combined condensed financial statements.

BLACK HILLS CORPORATION

UNAUDITED PRO FORMA COMBINED CONDENSED
STATEMENT OF OPERATIONS

For the Year ended December 31, 2001
(in thousands, except per share amounts)

	Historical		Pro Forma Adjustments		Pro Forma Amounts
	Black Hills	Mallon
Operating revenues	$461,938	$19,340	$—		$481,278

Operating expenses:
Fuel and purchased power	86,245	—	—		86,245
Operations and maintenance	65,556	12,049	—		77,605
Administrative and general	78,339	6,439	—		84,778
Depreciation, depletion and amortization	53,811	7,399	(3,373	)(i)	57,837
Taxes, other than income taxes	22,993	—	—		22,993
Loss on sale of oil and gas properties	—	3,109	—		3,109
Impairment of oil and gas properties	—	16,418	—		16,418

	306,944	45,414	(3,373)		348,985

Equity in earnings of unconsolidated affiliates	14,776	—	—		14,776

Operating income (loss)	169,770	(26,074)	3,373		147,069

Other income (expense):
Interest expense	(39,479)	(5,716)	3,216	(j)	(41,979)
Interest income	2,372	425	—		2,797
Other expense	(4,759)	—	—		(4,759)
Other income	14,016	—	—		14,016

	(27,850)	(5,291)	3,216		(29,925)

Income (loss) from continuing operations	141,920	(31,365)	6,589		117,144
Minority interest	(4,186)	—	—		(4,186)
Income taxes	(50,150)	—	8,672	(k)	(41,478)

Net income (loss)	87,584	(31,365)	15,261		71,480
Accretion of mandatorily redeemable common stock	—	(605)	605	(g)	—
Preferred stock dividends	(527)	(21)	—		(548)

Net income (loss) available for common stock	$87,057	$(31,991)	15,866		$70,932

Weighted average common shares outstanding:
Basic	25,374	—	482	(h)	25,856

Diluted	25,771	—	482	(h)	26,253

Earnings per share from continuing operations:
Basic	$3.43	—	—		$2.74
Diluted	$3.40	—	—		$2.72

The accompanying notes to combined condensed financial statements are an integral part of these combined condensed financial statements.

BLACK HILLS CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS

Basis of Presentation

The unaudited pro forma combined condensed financial statements reflect the purchase method of accounting. Black Hills has allocated the total purchase price to the assets and liabilities of Mallon based on their estimated fair values. The estimated amounts and components of the purchase price, along with the preliminary allocation of the purchase price, are presented below. Amounts in thousands.

Preliminary Purchase Price	Cost
Common stock issued	$12,500
Cash payment for debt and related derivatives	30,528
Additional loan to Mallon	3,200
Additional liabilities assumed	10,594
Acquisition costs	2,500

$59,322

Preliminary Purchase Price Allocation	Value
Current assets	$1,991
Proved reserves	27,904
Unevaluated acreage	13,127
Other property and equipment	12,100
Other assets	4,200

$59,322

Pro Forma Adjustments

The following adjustments have been reflected in the unaudited pro forma condensed consolidated financial statements (all amounts in thousands):

(a)	Reflects adjustment to fair market value of oil and gas reserves and property and equipment.

(b)	Reflects adjustment to deferred tax assets as a result of expected utilization of certain historical Mallon net operating losses in future Black Hills consolidated tax returns.

(c)
Reflects the debt acquisition and hedge settlement costs of $30,528 related to Aquila (see “Credit Agreement” on page 49), an additional $3,200 loaned to Mallon, and $100 in accelerated mortgage payment due on a change in control, all financed through Black Hills’ credit facility.

(d)	Reflects additional liabilities assumed plus acquisition costs.

(e)	In conjunction with the transaction with Aquila, all derivative related amounts have been eliminated.

(f)	Mallon’s long-term debt has been adjusted to reflect the remaining third party long-term debt obligations that will exist upon completion of the merger.

(g)	Reflects Aquila’s release of Mallon’s obligation to redeem 490 shares of Mallon common stock, and elimination of accretion related thereto.

(h)
Changes to common stock equity reflect the retirement of approximately 10,950 shares of $0.01 par value Mallon common stock ($109 equity) and the addition to common stock equity of approximately 482 shares of $1.00 par value Black Hills common stock ($482 equity). Changes to additional paid-in

BLACK HILLS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS—(Continued)

capital reflect $12,018 for Black Hills common stock issued with the merger plus the elimination of Mallon’s $92,973 in additional paid in capital. Mallon’s retained earnings are also eliminated.

(i)
Reflects revision of historical depreciation and depletion to account for the adjustment of Mallon’s historical book value of assets to fair value, and the combining of Mallon’s and Black Hills’ reserves for the full cost method calculation of reserve depletion as follows:

	Year ended Dec. 31, 2001	Nine months ended Sept. 30, 2002
Mallon historical depreciation and depletion	$7,399	$4,001
Black Hills historical depreciation and depletion	7,698	6,097

Total historical depreciation and depletion	15,097	10,098
Combined depreciation and depletion	11,724	9,356

Adjustment required	$3,373	$742

(j)	Reflects reduction to interest expense due to lower interest rates that would have been realized by borrowing under Black Hills’ credit facility as follows:

	Year ended Dec. 31, 2001	Nine months ended Sept. 30, 2002
Mallon average interest rate	10.7%	11.4%
Black Hills average interest rate on its credit facility	4.7%	2.8%

(k)
During the year ended December 31, 2001 and the nine month period ended September 30, 2002, Mallon recognized no tax benefit related to the losses it had incurred as it recognized a full valuation allowance against the deferred tax benefits that would have been recognized for the net operating loss carry forwards available to offset future taxable income. Pro forma reflects tax benefits that Mallon would have realized under Black Hills’ tax structure:

	Year ended Dec. 31, 2001	Nine months ended Sept. 30, 2002
Mallon pre-tax loss	$(31,365)	$(8,523)
Pro forma income adjustments	6,589	3,111

Adjusted pre-tax loss	(24,776)	(5,412)
Estimated tax rate	35%	35%

Tax benefit	$8,672	$1,894

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF BLACK HILLS CORPORATION

Business Strategy

Black Hills is a growth oriented, diversified energy holding company operating principally in the United States. Its unregulated and regulated businesses have expanded significantly in recent years. Its integrated energy group, Black Hills Energy, Inc., produces and markets electric power and fuel. Black Hills produces and sells electricity in a number of markets, with a strong emphasis in the western United States. Black Hills also produces coal, natural gas and crude oil, primarily in the Rocky Mountain region, and markets energy products nationwide. Its electric utility, Black Hills Power, Inc., serves an average of 59,600 customers in South Dakota, Wyoming and Montana. Its communications group offers state-of-the-art broadband communications services to over 23,700 residential and business customers in Rapid City and the northern Black Hills region of South Dakota through Black Hills FiberCom, LLC.

Black Hills is executing a long-term growth strategy by adding and augmenting revenue streams from its diverse integrated energy operations. Black Hills has implemented a balanced, integrated and risk-managed approach to fuel production, energy marketing and power generation. Built on the strength of its electric utility, Black Hills has enhanced its local operations by providing broadband communications. Its diverse operations help to avoid reliance on any single element to achieve its growth objective. This diversity provides a measure of stability in volatile or cyclical periods. Black Hills believes the strength of its low-cost assets and the expertise of its management team together forge sustained opportunity for growth and success.

Prospective Information

Black Hills expects that earnings growth from the integrated energy group over the next few years will be driven primarily by its continued expansion in the power generation and oil and gas production segments. The following key elements are an integral part of its plan to achieve this objective:

•
grow its power generation segment by developing and acquiring power projects in targeted western markets, and, in particular, by expanding the generation capacity of its existing sites through a strategy known as “brownfield development;”

•	sell a large percentage of its production from new projects through long-term contracts in order to secure revenue stability at attractive returns;

•	increase its reserves of natural gas and crude oil and expand its fuel production;

•	manage the risks inherent in energy marketing by maintaining position limits that minimize price risk exposure;

•	conduct business with a diversified group of counterparties of high credit quality;

•	exploit its fuel cost advantages and its operating and marketing expertise to remain a low-cost power producer;

•	increase margins from its coal production through an expansion of mine mouth generation and increased coal sales;

•	build and maintain strong relationships with wholesale energy customers; and

•	capitalize on its utility’s established market presence, relationships and customer loyalty to expand its integrated energy businesses.

Although Black Hills believes its integrated energy group will continue to grow as its largest business group, Black Hills is unable to predict the price environment and growth in the energy markets.

Black Hills’ electric utility has continued to produce modest growth in revenue and earnings from the retail business over the past two years. Black Hills believes that this trend is stable and that, absent unplanned system outages, it will continue for the next several years due to the extension of its electric utility’s rate freeze until January 1, 2005. Black Hills forecasts firm energy sales in its retail service territory to increase over the next 10 years at an annual compound growth rate of approximately one percent, with the system demand forecasted to increase at a rate of two percent. These forecasts are derived from studies conducted by Black Hills whereby it examined and analyzed its service territory to estimate changes in the needs for electrical energy and demand over a 20-year period. These forecasts are only estimates, and the actual changes in electric sales may be substantially different. Weather deviations can also affect energy sales significantly when compared to forecasts based on normal weather. The portion of the utility’s future earnings that will result from wholesale off-system sales will depend on many factors, including native load growth, plant availability and electricity demand and commodity prices in the western markets.

Although Black Hills’ broadband communications business significantly increased residential and business customers in 2001, Black Hills expects it will sustain approximately $7.0 million in net losses in 2002, with annual losses decreasing thereafter and profitability expected by 2004. The recovery of capital investment and future profitability are dependent primarily on its ability to sustain its customer base and attract new customers, including customers from incumbent providers. Its goal is to attain 60 percent penetration for both residential and commercial customers within its service territory. If Black Hills is unable to attract additional customers or technological advances make its network obsolete, Black Hills could have a material write-down of assets. While Black Hills does not anticipate being regulated in the local markets, it is unable to predict future markets, future government impositions and future economic and competitive conditions that could affect the profitability of the communications operations.

Res ults of Operations

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Revenue and Income (loss) from continuing operations provided by each business group as a percentage of Black Hills’ total revenue and Income (loss) from continuing operations were as follows:

	Nine Months Ended September 30
	2002	2001
Revenues
Integrated energy	53%	48%
Electric utility	39	48
Communications	8	4

	100%	100%

Income/(Loss) from Continuing Operations
Integrated energy	64%	61%
Electric utility	49	50
Communications and other	(13)	(11)

	100%	100%

Consolidated income from continuing operations for the nine-month period ended September 30, 2002 was $47.1 million or $1.74 per share compared to $83.0 million or $3.27 per share in the same period of the prior year.

The decrease in income from continuing operations was a result of substantial decreases in prevailing prices for natural gas, crude oil and wholesale electricity and in gross margins from natural gas marketing activities compared to the same period in 2001. Unusual energy marketing conditions existed in the first half of 2001 stemming primarily from gas and electricity shortages in the West. Approximately $1.40 per share of the 2001 year to date income from continuing operations was attributed to the unusual market conditions that existed at that time. Wholesale electricity average peak prices at Mid-Columbia were approximately $182 per megawatt-hour during the first nine-months of 2001 compared to approximately $21 per megawatt-hour during the first nine months of 2002. Average spot gas prices in the West Coast region were approximately $8.60 per MMBtu in the first nine months of 2001 compared to $2.80 in the first nine months of 2002. 2001 net income reflects a coal contract settlement which resulted in a one-time gain of approximately $3.4 million or $0.13 per share. While the above factors negatively impacted income from continuing operations, they were offset in part by an increase in the production of coal, oil and natural gas, an increase in independent power generation capacity and its communications business group showed a decrease in its net loss attributable to the continued expansion of its customer base.

In addition, during the second quarter of 2002 Black Hills decided to discontinue operations in its coal marketing business due to challenges encountered in marketing its Wyodak coal from the Powder River Basin of Wyoming to midwestern and eastern coal markets. Black Hills sold the non-strategic assets effective August 1, 2002. Income (loss) from discontinued operations was $(2.6) million or $(0.09) per share for the nine months ended September 30, 2002 compared to $0.3 million or $0.01 per share for the same period of the prior year. Prior year results of operations have been restated to reflect the discontinued operations.

Consolidated revenues for the nine-month period ended September 30, 2002 were $312.2 million compared to $365.8 million for the same period in 2001. The decrease in revenues was a result of the high energy commodity prices in 2001, slightly offset by increased revenue in the communications business unit and power generation segment, increased production in coal, oil and gas and increased marketing volumes.

Consolidated operating expenses for the nine-month period decreased from $221.5 million in 2001 to $216.0 million in 2002. The decrease was primarily due to lower fuel costs and incentive compensation offset by increased expenses related to its increased investment in independent power generation.

The following results of operations for the Integrated Energy Group and its segments, Electric Utility Group and Communications Group, does not include intercompany eliminations.

Integrated Energy Group

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue:
Energy marketing	$21,722	$71,795
Power generation	102,849	56,061
Oil and gas	19,515	26,353
Mining	23,391	23,014

Total revenue	167,477	177,223

Equity in investments of unconsolidated subsidiaries	4,187	11,066

Operating expenses	107,689	96,685

Operating income	$63,975	$91,604
Net income	$31,271	$50,718

The following is a summary of sales volumes of Black Hills’ coal, oil and natural gas production and various measures of power generation:

	Nine Months Ended September 30
	2002	2001
Fuel production:
Tons of coal sold	2,955,500	2,465,700
Barrels of oil sold	340,036	335,585
Mcf of natural gas sold	3,567,135	3,295,442
Mcf equivalent sales	5,607,351	5,309,000

	September 30
	2002	2001
Independent power capacity:
MWs of independent power capacity in service	657	625
MWs of independent power capacity under construction*	364	360

*	includes a 90 MW plant under a lease arrangement

The following is a summary of average daily energy marketing volumes:

	Nine Months Ended September 30
	2002	2001
Natural gas—MMBtus	1,039,200	947,900
Crude oil—barrels	53,700	37,000

Net income for the integrated energy group for the nine months ended September 30, 2002 was $31.3 million compared to $50.7 million in the same period of the prior year. Net income decreased primarily due to a substantial decline in energy prices. The power generation segment reported net income growth attributed to additional generating capacity, additional ownership of an energy partnership, the addition of pipeline earnings and the reporting of additional net income relating to the collection in 2002 of receivables from California operations that were reserved for in the prior period. A 6 percent increase in gas and oil production sales partially offset an earnings decrease in the oil and gas segment caused by a 34 percent decrease in the average price received. The energy marketing segment’s net income decreased primarily due to a substantial decrease in margins received, partially offset by increased volumes marketed. Net income for the coal mining segment decreased due to a $3.4 million after-tax gain related to a coal contract settlement that was recognized in the third quarter of 2001 which was partially offset by the increase in tons of coal sold in 2002.

The integrated energy business group’s revenues decreased 6 percent and expenses increased 11 percent, respectively, for the nine months ended September 30, 2002 compared to the same period in 2001. The decrease in revenue was a direct result of the substantial decline in commodity prices. The increase in expenses was primarily due to higher fuel costs and depreciation expense resulting from the increased generating capacity.

Energy Marketing

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue*	$21,722	$71,795
Operating income	$10,479	$48,960
Net income	$7,033	$30,910

*	Revenues presented for energy marketing represent trading margins.

Revenues and net income decreased substantially primarily due to a substantial decline in commodity prices and margins received, offset by a 10 percent increase in natural gas average daily volumes marketed and a 45 percent increase in crude oil average daily volumes marketed. Unusual energy marketing conditions existed in the first six months of 2001 stemming primarily from gas and electricity shortages in the West. Average spot gas prices in the West Coast region were approximately $8.60 per MMBtu in the first nine months of 2001 compared to $2.80 in the first nine months of 2002.

Income (loss) from discontinued operations was $(2.6) million or $(0.09) per share for the nine months ended September 30, 2002 compared to $0.3 million or $0.01 per share for the same period of the prior year.

Power Generation

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue	$102,849	$56,061
Operating income	$43,736	$25,316
Net income	$14,670	$3,827

Revenue and operating income increased 83 percent and 73 percent, respectively, and net income more than tripled for the nine-month period ended September 30, 2002 compared to the same period in 2001 and is attributed to additional generating capacity and increased earnings from additional ownership of an energy partnership. As of September 30, 2002, Black Hills had 657 megawatts of independent power capacity in service compared to 625 megawatts at September 30, 2001. Approximately 300 megawatts of the 625 megawatts of capacity at September 30, 2001 were brought on during the third quarter of 2001.

The increase in net income for the nine-month period ended September 30, 2002 was also benefited by a $1.9 million after-tax benefit relating to the collection of receivables previously reserved for in the prior period for exposure to the California market and a $0.9 million after-tax adjustment for negative goodwill to reflect the impact of a change in accounting for goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) effective January 1, 2002.

Oil and Gas

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue	$19,515	$26,353
Operating income	$4,191	$12,929
Net income	$3,227	$8,723

The following is a summary of Black Hills’ internally estimated economically recoverable oil and gas reserves measured using constant product prices as of September 30, 2002 and 2001. Estimates of economically recoverable reserves are based on a number of variables, which may differ from actual results.

	September 30
	2002	2001
Barrels of oil (in millions)	4.9	4.2
Bcf of natural gas	32.3	25.7
Total in Bcf equivalents	61.7	50.9

Revenue and net income of the oil and gas production business segment decreased 26 percent and 63 percent respectively, for the nine-month period ended September 30, 2002, compared to the same period in 2001 due to a 34 percent decrease in the average price received partially offset by a 6 percent increase in production volumes.

Mining

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue	$23,391	$23,014
Operating income	$6,937	$5,664
Net income	$6,932	$8,499

Revenue from Black Hills’ mining segment increased 2 percent and net income decreased 18 percent for the nine-month period ended September 30, 2002, compared to the same period in 2001. Revenue increased due to a 20 percent increase in tons of coal sold, partially offset by lower prices received.

Net income decreased due to a $3.4 million after-tax gain related to a coal contract settlement that was recognized in the third quarter of 2001 which was partially offset by the increase in tons of coal sold in 2002.

Electric Utility Group

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue	$120,786	$175,698
Operating expenses	77,131	102,477

Operating income	$43,655	$73,221
Net income	$22,918	$42,053

The following table provides certain operating statistics:

	Nine Months Ended September 30
	2002	2001
Firm (system) sales—MWh	1,466,000	1,527,000
Off-system sales—MWh	688,700	761,000

Revenue, operating expenses and net income decreased 31 percent, 25 percent and 46 percent, respectively for the nine-month period ended September 30, 2002 compared to the same period in the prior year primarily due to a 10 percent decrease in off-system electric megawatt-hour sales and a 69 percent decrease in the average price per megawatt-hour sold off-system. Firm residential and contracted electricity sales increased, but were offset by a decline in industrial sales due to the closing of the Homestake Gold Mine at year-end 2001. Revenue declines were partially offset by lower operating expenses attributable to lower fuel and purchased power costs.

Communications Group

	Nine Months Ended September 30
	2002	2001
	(in thousands)
Revenue	$24,155	$13,717
Operating expenses	30,203	23,237

Operating loss	$(6,048)	$(9,520)
Net loss	$(5,729)	$(9,343)

	September 30 2002	June 30 2002	December 31 2001	September 30 2001
Business customers	2,960	2,970	2,250	1,940
Business access lines	8,772	8,380	6,836	6,180
Residential customers	20,760	19,450	15,660	13,780

The communications business group’s net loss for the nine month period ended September 30, 2002 was $(5.7) million, compared to $(9.3) million in 2001. The performance improvement is due largely to a 76 percent increase in revenue as a result of a larger customer base, partially offset by increased costs of sales and administrative expenses.

The total number of customers exceeded 23,700 at the end of September 2002 – a 6 percent and 32 percent increase over the customer base at June 30, 2002 and December 31, 2001, respectively, and a 51 percent increase compared to September 30, 2001.

Black Hills expects its communications group will sustain approximately $7.0 million in net losses in calendar year 2002, with annual losses decreasing in 2003 and profitability expected by 2004.

Years Ended December 31, 2001, 2000 and 1999

Revenue and net income (loss) from continuing operations provided by each business group as a percentage of Black Hills’ total revenue and net income from continuing operations were as follows:
	2001	2000	1999
Revenue:
Integrated energy	50%	38%	28%
Electric utility	46	59	72
Communications	4	3	—

	100%	100%	100%

Net income (loss) from continuing operations:
Integrated energy	66%	56%	33%
Electric utility	52	70	73
Communications and other	(18)	(26)	(6)

	100%	100%	100%

During the second quarter of 2002, Black Hills adopted a plan to dispose of its coal marketing subsidiary, Black Hills Coal Network. The sale and disposal was finalized in July 2002. Results of operations have been restated to reflect the discontinued operations.

2001 Compared to 2000.

Consolidated income from continuing operations for 2001 was $87.6 million, compared to $52.8 million in 2000, or $3.40 per average common share in 2001, compared to $2.37 per average common share in 2000. Income from discontinued operations was $0.5 million or $0.02 per share in 2001 compared to $36,000 in 2000. This equates to a 17.2 percent and 19.0 percent return on year-end common equity in 2001 and 2000, respectively. The return on year-end common equity in 2001 was diluted due to the net proceeds of $163 million from the public stock offering in 2001.

Black Hills reported record earnings in 2001, primarily due to strong natural gas marketing activity, increased fuel production, expanded power generation and increased wholesale off-system electric utility sales. Strong results in its integrated energy business group and electric utility business group were partially offset by losses in its communications business. Unusual energy market conditions stemming primarily from gas and electricity shortages in the West contributed to Black Hills’ strong financial performance in 2001 and 2000. There was approximately a $1.40 and a $0.40 contribution to 2001 and 2000 earnings per share, respectively, due to prevailing prices of gas and electricity and unusually wide gas trading margins in the last part of year 2000 and first half of 2001.

Consolidated revenues were $461.9 million in 2001 compared to $292.1 million in 2000. Revenue increased in all segments. Daily volumes of natural gas marketed increased 22 percent from 860,800 million British thermal units per day in 2000 to 1,047,700 million British thermal units in 2001. Prices of financial and physical natural gas marketed decreased from an average of $2.77 per million British thermal units in 2000 to $2.14 per million British thermal units in 2001.

Earnings in 2001 included a $4.4 million after-tax charge ($0.17 per share) for a financial exposure to Enron Corporation and certain of its subsidiaries now in bankruptcy. The exposure is primarily related to the value of a long-term swap to provide natural gas to a power plant. Black Hills has taken action to mitigate this exposure. Black Hills is seeking authority to “net,” or offset, certain obligations with Enron and its subsidiaries, both payable and receivable, among its subsidiaries. If Black Hills is successful in these efforts, substantially all of the financial value of the fuel swap could be recovered, and Black Hills would not have any remaining exposure to Enron and its bankrupt subsidiaries.

Earnings in 2001 also reflect a $0.12 per share charge for employee stock bonus awards and the funding of a new non-profit foundation to advance Black Hills’ charitable and philanthropic endeavors. Both of these transactions were funded with Black Hills Corporation common stock.

2000 Compared to 1999.

Consolidated income from continuing operations for 2000 was $52.8 million, compared to $37.7 million in 1999, or $2.37 per average common share in 2000, compared to $1.76 per average common share in 1999. This equates to a 19.0 percent and 17.1 percent return on year-end common equity in 2000 and 1999, respectively. Income (loss) from discontinued operations was $36,000 in 2000 compared to $(0.7) million or $(0.03) per share in 1999.

Earnings growth in 2000 was primarily due to strong natural gas marketing activity, increased fuel production, expanded power generation and increased wholesale off-system electric utility sales. Strong results in Black Hills’ integrated energy business group were partially offset by losses in its communications business.

Unusual energy market conditions stemming primarily from gas and electricity shortages in the West during the last part of 2000 contributed to Black Hills’ strong financial performance. There was approximately a $0.40 contribution to 2000 earnings per share due to higher prevailing prices of gas and electricity and unusually wide gas trading margins.

Consolidated revenues were $292.1 million in 2000 compared to $185.3 million in 1999. The growth in revenues in 2000 was a result of high energy commodity prices and increased volumes of fuel marketed, primarily as a result of extreme price volatility in the western markets, acquisitions and growth in the integrated energy business group and increases in off-system sales by Black Hills’ electric utility. Prices of financial and physical natural gas marketed increased from an average of $1.38 per million British thermal units in 1999 to $2.77 per million British thermal units in 2000.

The following business group and segment information does not include intercompany eliminations.

Integrated Energy Group

	2001	2000	1999
	(in thousands)
Revenue:
Energy marketing	$83,884	$40,204	$7,640
Power generation	80,233	20,083	—
Oil and gas	33,408	20,328	13,052
Coal mining	31,800	30,530	31,095

Total revenue	229,325	111,145	51,787
Expenses	126,429	49,957	36,726

Operating income	$102,896	$61,188	$15,061

Net income	$57,930	$29,379	$12,554

The following is a summary of sales volumes of Black Hills’ coal, oil and natural gas production and various measures of power generation:

	2001	2000	1999
Tons of coal sold	3,518,000	3,050,000	3,180,000
Barrels of oil sold	445,500	334,000	318,000
Mcf of natural gas sold	4,619,500	3,274,000	2,791,000
Mcf equivalent sales	7,292,500	5,278,000	4,698,000
MWs of independent power capacity in service	617	250	—
MWs of independent power capacity under construction	364	470	—

The following is a summary of average daily energy marketing volumes:

	2001	2000	1999
Natural gas—MMBtus	1,047,700	860,800	635,500
Crude oil—barrels	36,500	44,300	19,270

2001 Compared to 2000.

Net income of Black Hills’ integrated energy group nearly doubled in 2001 compared to 2000. These strong earnings resulted primarily from the unusually high prices of natural gas and high gas trading margins received in western markets during the first half of 2001, an increase in volumes marketed and fuel production, and expanded power generation.

In addition, in 2001, Black Hills reached a settlement of ongoing litigation with PacifiCorp concerning rights and obligations under a coal supply agreement under which PacifiCorp purchased coal from Black Hills’ coal mine to meet the coal requirements of the Wyodak Power Plant. As a result of this settlement, Black Hills recognized $5.6 million pre-tax non-operating income. In addition, Black Hills sold the “North Conveyor System” which resulted in a $2.6 million pre-tax gain.

The integrated energy business group’s revenues more than doubled to $229 million in 2001 compared to 2000. The increase was related to a full year of independent power operations revenues related to the July 2000 acquisition of Indeck Capital and an increase in revenue from fuel production and gas marketing. Daily volumes of natural gas marketed increased 22 percent.

The integrated energy business group’s total operating expenses increased 153 percent due to the expanded power production and increased volumes of fuel production and energy marketed. Operating income increased over 68 percent from 2000 levels due to higher production volumes.

2000 Compared to 1999.

Net income of Black Hills’ integrated energy group increased 134 percent in 2000 compared to 1999. Operating expenses and operating income increased over 36 percent and 306 percent, respectively. These increases resulted primarily from Black Hills’ gas marketing operations—which experienced a dramatic increase in both trading volumes and margins, a significant increase in fuel production volumes, record fuel and power prices and expanded power generation, including the acquisition of Indeck Capital.

The integrated energy business group’s revenues increased 115 percent in 2000 compared to 1999. The revenue increase was a direct result of gas and electricity shortages in the West Coast markets and the closing of the Indeck Capital acquisition. Daily volumes of natural gas marketed increased 35 percent.

Energy Marketing

Black Hills’ energy marketing companies produced the following results:

	2001	2000	1999
	(in thousands)
Revenue	$83,884	$40,204	$7,640
Operating income (loss)	53,662	24,113	(1,366)
Net income	34,566	13,973	486

2001 Compared to 2000.

Earnings from the energy marketing segment increased $20.6 million due substantially to high gas margins received in the first half of 2001, as well as a 22 percent increase in natural gas average daily volumes marketed in 2001 compared to 2000. Revenues increased 109 percent from 2000 primarily due to higher daily volumes and the high gas margins.

The unusual energy market conditions stemming primarily from natural gas and electricity shortages in California and Black Hills’ ability to capture the higher margins contributed significantly to the strong financial performance.

2000 Compared to 1999.

The strong increase in earnings in 2000 compared to 1999 was due to the unusual energy market conditions that existed in the last half of 2000 stemming from the natural gas and electricity shortages in California. Average daily volumes of natural gas marketed increased 35 percent in 2000 compared to 1999.

Power Generation

Black Hills’ power generation segment produced the following results:

	2001	2000	1999
	(in thousands)
Revenue	$80,233	$20,083	$—
Operating income (loss)	27,455	20,374	(157)
Net income (loss)	1,576	3,242	(108)

2001 Compared to 2000.

2001 reflects the first full year of operations of Black Hills’ power generation segment and its continued expansion of generation facilities. At December 31, 2001 Black Hills owned 617 net megawatts in currently operating plants. Of these 617 net megawatts, approximately 90 percent are under contracts or tolling arrangements with at least one year remaining. At year end, an additional 364 megawatts of generating capacity was under construction. Substantially all of this output will be sold pursuant to existing long-term contracts. The increased production capacity was offset by a $4.4 million after-tax charge for Enron exposure, additional reserves for exposure to western power markets and reduced water flow at hydro power plants in New York.

2000 Compared to 1999.

Results from the power generation segment were not significant in 1999. In July 2000, Black Hills completed the acquisition of Indeck Capital, representing a significant advancement of its position in the power generation segment. At December 31, 2000 Black Hills owned 250 net megawatts of generation in operating plants and had 470 megawatts of generating capacity under construction.

Oil and Gas

Oil and gas operating results were as follows:

	2001	2000	1999
	(in thousands)
Revenue	$33,408	$20,328	$13,052
Operating income	15,193	7,906	3,978
Net income	10,197	4,992	2,462

The following is a summary of Black Hills’ oil and gas reserves at December 31:

	2001	2000	1999
Barrels of oil (in thousands)	4,055	4,413	4,109
Mcf of natural gas	24,071	18,404	19,460
Total in Mcf equivalents	48,401	44,882	44,114

These reserves are based on reports prepared by Ralph E. Davis Associates, Inc., an independent consulting and engineering firm. Reserves were determined using constant product prices at the end of the respective years. Estimates of economically recoverable reserves and future net revenues are based on a number of variables, which may differ from actual results. Black Hills intends to increase its net proved reserves by selectively increasing its oil and gas exploration and development activities and by acquiring producing properties.

2001 Compared to 2000.

Record net income in 2001 was primarily a result of a 27 percent increase in the average price received and a 38 percent increase in production volumes. The increase in gas reserves at December 31, 2001 was due to strong drilling results and reserve acquisitions.

In 2001, Black Hills acquired the operating and non-operating interests in 74 gas and oil wells located in Colorado and Wyoming from Stewart Petroleum Corporation of Denver, Colorado, for approximately $10 million. The acquired interest in these fuel assets represents approximately 10 billion cubic feet equivalent of natural gas. The acquisition increased Black Hills’ proved reserves by approximately 22 percent (based on year-end 2000 reserve estimates) and its current production rates by 10 percent.

2000 Compared to 1999.

The increase in net income in 2000 was primarily the result of record natural gas prices, higher crude oil prices, and a significant increase in production volumes. The increase in economically recoverable oil reserves at December 31, 2000 was due to improved product prices.

Coal Mining

Coal mining results were as follows:

	2001	2000	1999
	(in thousands)
Revenue	$31,800	$30,530	$31,095
Operating income	6,586	8,795	12,606
Net income	11,591	7,172	9,714

2001 Compared to 2000.

Coal mining earnings increased $4.4 million as a result of a coal contract settlement, a gain on the sale of mining equipment and a 15 percent increase in tons sold, partially offset by lower average coal prices due to a coal contract settlement and an increase in mining related expenses. Tons of coal sold increased primarily due to the commencement of sales through Black Hills’ train load-out facility.

In 2001, Black Hills reached a settlement of ongoing litigation with PacifiCorp concerning rights and obligations under a coal supply agreement under which PacifiCorp purchased coal from Black Hills’ coal mine to meet the coal requirements of the Wyodak Power Plant. As a result of this settlement, Black Hills recognized $5.6 million pre-tax non-operating income. In addition, Black Hills sold the “North Conveyor System” which resulted in a $2.6 million pre-tax gain.

2000 Compared to 1999.

A planned five-week outage at the Wyodak Plant resulted in lower coal sales and earnings in 2000 compared to 1999.

Electric Utility Group

	2001	2000	1999
	(in thousands)
Revenue	$212,355	$173,308	$133,222
Operating expenses	128,247	105,100	80,936

Operating income	$84,108	$68,208	$52,286

Net income	$45,238	$37,178	$27,362

Black Hills currently has a winter peak of 344 megawatts established in December 1998 and a summer peak of 392 megawatts established in August 2001. Black Hills owns 395 megawatts of electric utility generating capacity and has purchased an additional 65 megawatts under a long-term agreement (decreasing to 60 megawatts in 2002). At December 31, 2001, an additional 40 megawatts of generating capacity was under construction.

2001 Compared to 2000.

Electric revenue increased 23 percent in 2001 compared to 2000. The increase in electric revenue in 2001 was primarily due to a 78 percent increase in wholesale off-system sales at an average price that was 27 percent higher than the average price in 2000. The increase in off-system sales was driven by high spot market prices for energy in early 2001, which enabled Black Hills to generate more energy from its combustion turbine facilities, including the Neil Simpson combustion turbine, which Black Hills placed into commercial operation in June 2000. Megawatt-hours generated from its oil-fired diesel and natural gas-fired combustion turbines were 440,368 in 2001, compared to 305,767 in 2000. Historically, market prices were not sufficient to support the economics of generating from these facilities, except to meet peak demand and as standby use for native load requirements.

Firm kilowatt-hour sales increased 2 percent in 2001. Residential and commercial sales increases of 3 percent in 2001 were partially offset by a slight decrease in industrial sales, primarily due to load reductions at Homestake Gold Mine. Degree days, a measure of weather trends, were 3 percent below normal in 2001 and 4 percent below 2000.

Revenue per kilowatt-hour sold was 7.0 cents in 2001 compared to 6.4 cents in 2000. The number of customers in the service area increased to 59,237 from 58,601 in 2000. The increase in the revenue per kilowatt-hour sold in 2001 is due to a 41 percent increase in wholesale off-system sales to 965,030 megawatt-hours and strong average wholesale power prices.

Electric utility operating expenses increased 22 percent in 2001 primarily due to a 29 percent increase in purchased power costs and a 14 percent increase in the average cost of generation. The increase in the average cost of generation was primarily associated with the operation of certain gas-fired combustion turbines.

In addition, 2001 results include a $2.0 million after-tax non-cash charge related to the contribution of Black Hills Corporation Common Stock to the newly formed Black Hills Corporation Foundation. This Foundation was created to enhance Black Hills’ longstanding practice of giving back to its communities. Through the Foundation, Black Hills may strengthen its service to its valued customers and fellow citizens for generations to come.

2000 Compared to 1999.

Electric revenue increased 30 percent in 2000 compared to 1999. The increase in electric revenue in 2000 was primarily due to a 381 percent increase in wholesale off-system sales at an average price that was three times higher than the average price in 1999. The increase in off-system sales was driven by high spot market prices for energy in late 2000, which enabled Black Hills to generate more energy from its combustion turbine facilities, including the Neil Simpson combustion turbine, which Black Hills placed into commercial operation in June 2000. Megawatt-hours generated from its oil-fired diesel and natural gas-fired combustion turbines were 305,767 in 2000 compared to 25,882 in 1999.

Firm kilowatt-hour sales increased 3 percent. Residential and commercial sales increases of 4 percent were partially offset by a 2 percent decrease in industrial sales, primarily due to load reductions at Homestake Gold Mine. Degree days, a measure of weather trends, were 16 percent above 1999 and 1 percent above normal.

Revenue per kilowatt-hour sold was 6.4 cents in 2000 compared to 5.4 cents in 1999. The number of customers in the service area increased to 58,601 in 2000 from 57,709 in 1999. The increase in the revenue per kilowatt-hour sold in 2000 is due to a 54 percent increase in wholesale off-system sales to 684,378 megawatt-hours and robust wholesale power prices.

Electric utility operating expenses increased by 30 percent in 2000 primarily due to increased fuel, purchased power, and operating and maintenance expenses, partially offset by lower depreciation. Fuel expense in 2000 included the cost associated with the additional combustion turbine generation.

Communications Group

	2001	2000	1999
	(in thousands)
Revenue—external*	$20,258	$7,689	$278
Revenue—intersegment*	4,250	3,682	3,145
Operating expenses	37,758	23,857	7,070

Operating loss	$(13,250)	$(12,486)	$(3,647)

Net loss	$(12,300)	$(11,382)	$(968)

*
External revenue is revenue from Black Hills’ broadband communications business. Intersegment revenue is primarily revenue from its information services company derived from providing services to its other business segments. This intersegment revenue and associated expenses are eliminated in the consolidation process.

	2001	2000	1999
Residential customers	15,660	8,368	143
Business customers	2,250	646	110
Fiber optic backbone miles	242	210	200
Hybrid fiber coaxial cable miles	737	588	100

In September 1998, Black Hills formed its broadband communications business to provide facilities-based communications services for Rapid City and the northern Black Hills of South Dakota. As of December 31, 2001, Black Hills had invested approximately $125 million in state-of-the-art technology that offers local and long distance telephone service, expanded cable television service, Internet access, and high-speed data and video services. Black Hills began serving communications customers in late 1999 and markets its services to schools, hospitals, cities, economic development groups, and business and residential customers. The build-out is approximately 85 percent complete at December 31, 2001. Losses are expected to continue as Black Hills proceeds with building the network and increasing the customer base. Black Hills expects its communications group will sustain approximately $7.0 million in net losses in 2002, with annual losses decreasing thereafter and profitability expected by 2004. The recovery of capital investment and future profitability are dependent primarily on Black Hills’ ability to attract new customers. If Black Hills is unable to attract additional customers or technological advances make its network obsolete, it could have a material write-down of assets.

2001 Compared to 2000.

Black Hills’ customer base nearly doubled in 2001 to 15,660 residential customers and 2,250 business customers. The increase in revenues from a larger customer base in 2001 was partially offset by increases in reserves for inventory and carrier billings and increased interest expense. Operating expense increased due to the expansion of the business. Operating performance in 2001 was in line with Black Hills’ expectations.

2000 Compared to 1999.

Operating losses in 2000 were attributable to increased interest, depreciation and operating expenses. Operating losses in 1999 were primarily due to start-up organizational costs, increased depreciation expense and increased interest expense associated with the capital deployment.

Critical Accounting Policies

Black Hills prepares the consolidated financial statements in conformity with accounting principles generally accepted in the United States. Black Hills is required to make certain estimates, judgments and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which Black Hills believes are the most critical in understanding and evaluating its reported financial results include the following:

Valuation of Long-Lived Assets

Black Hills periodically reviews the carrying value of its long-lived assets, including goodwill and other intangibles, for continued appropriateness. This review is based upon its projections of anticipated future cash flows. If the anticipated future cash flows are less than its carrying value, then a permanent non-cash write-down is required to be charged to earnings. Although Black Hills believes its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect its evaluations.

Full Cost Method of Accounting for Oil and Gas Activities

Black Hills accounts for its oil and gas activities under the full cost method whereby all productive and nonproductive costs related to acquisition, exploration and development drilling activities are capitalized. These costs are amortized using a unit-of-production method based on volumes produced and proved reserves. Any conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of the properties with no gain or loss recognized. Net capitalized costs are subject to a “ceilings test” that limits such costs to the aggregate of the present value of future net revenues of proved reserves and the lower of cost or fair value of unproved properties. This method values the reserves based upon actual oil and gas prices at the end of each reporting period adjusted for contracted price changes. If the net capitalized costs exceed the full-cost ceiling, then a permanent non-cash write-down is required to be charged to earnings in that reporting period. Although its net capitalized costs were less than the full cost ceiling at December 31, 2001, Black Hills can make no assurances that a write-down in the future will not occur depending on oil and gas prices at that point in time. In addition, Black Hills relies on an independent consulting and engineering firm to determine the amount of its proved reserves based on a number of assumptions about variables. Black Hills can make no assurances that these assumptions will not differ from actual results.

Fair Value of Derivative Instruments

Derivative instruments used in Black Hills’ trading activities are recorded at fair value, and realized and unrealized gains and losses are recorded as a component of income. Fair values are based on listed market prices, where possible. If listed market prices are not available, fair value is determined based on other relevant factors. Fair values for certain derivative contracts are derived from pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as time value and yield curve or volatility factors underlying the positions.

Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Changes in the commodity markets will impact Black Hills’ estimates of fair value in the future. To the extent financial contracts have extended maturity dates, Black Hills’ estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base modeling assumptions.

Counterparty Credit Risk

Black Hills performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by its review of their current credit information. Black Hills continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issue that is identified. While most credit losses have historically been within its expectations and provisions established, Black Hills cannot guarantee that it will continue to experience the same credit loss rates that it had in the past or that an investment grade counterparty will not default as was the case with Enron in 2001. Black Hills accrued for a $4.4 million after-tax loss in 2001 in regards to the Enron bankruptcy, which was outside its original provision. In addition, in 2001 Black Hills accrued approximately $1.0 million after-tax loss for payments owed by Southern California Edison, however this payment was collected in the first quarter of 2002.

Defined Benefit Pension Plan

Black Hills has a noncontributory defined benefit pension plan, or Plan, covering its employees and certain subsidiaries who meet eligibility requirements. The benefits are based on years of service and compensation levels during the highest five consecutive years of the last ten years of service. Its funding policy is in accordance with the federal government’s funding requirements. The Plan’s assets are held in trust and consist primarily of equity securities and cash equivalents. The determination of Black Hills’ obligation and expense for pension benefits is dependent on the use of certain assumptions by actuaries in calculating the amounts. Those assumptions include, among others, the expected long-term rate of return on Plan assets, the discount rate and the rate of increase in compensation levels. The actuaries review the Plan annually and are currently in the process of reviewing Black Hills’ Plan to determine its obligation and its expense for next year. The market value of the Plan’s assets has been affected by declines in the equity market in the last year. As a result, Black Hills could be required to recognize an additional minimum liability in the fourth quarter of 2002 as prescribed by Statement of Financial Accounting Standards (SFAS) No. 87 “Employers’ Accounting for Pensions” and SFAS No. 132 “Employers’ Disclosure about Pensions and Postretirement Benefits.” If required, the liability would be recorded as a reduction to Other Comprehensive Income, and would not affect net income. Black Hills does not expect this liability to be material, if it is required. However, Black Hills currently anticipates the amount of its pre-tax pension expense in 2003 will be in a range of $2.5 million to $3.5 million more than the amount for 2002, which would have a negative effect on earnings per share of $0.06 to $0.09 in 2003.

Special Purpose Entities

As described more fully in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Black Hills’ Annual Report on Form 10-K for the year ended December 31, 2001, Black Hills Generation, a subsidiary in Black Hills’ power generation segment, has entered into agreements with Wygen Funding, Limited Partnership to lease the Wygen Plant, a 90 megawatt coal-fired power plant under construction in Campbell County, Wyoming. Wygen Funding is a special purpose entity that owns the Wygen Plant and has financed the project. Neither Wygen Funding, its owners, nor its officers are related to Black Hills, and other than the lease transaction and obligations incurred as a result of the transaction, Black Hills has no obligation to provide additional funding or issue securities to Wygen Funding. Lease payments are based on final construction and financing costs and will begin after substantial completion of construction scheduled to occur in the first quarter of 2003. The lease will be accounted for as an operating lease.

The Financial Accounting Standards Board (FASB) expects to issue a new accounting standard regarding the accounting treatment for special purpose entities. The final provisions of this new standard may affect the accounting of the lease arrangement. If the special purpose entity were to be consolidated into its financial statements, Black Hills would record both the Wygen asset and its related debt on its balance sheet. Total project costs are estimated to be in the $130—$140 million range. In addition, Black Hills would also have to recognize the depreciation expense associated with the project which is estimated to be approximately $3.5 million per year based upon a 40-year plant life and would have reclassifications on the income statement primarily between operating expenses and interest expense. Black Hills estimates the impact on earnings per share would be approximately $(0.09) per share. Black Hills is monitoring this FASB project and may consider other financing structures for the project in the future.

Goodwill and Other Intangible Assets

As required, on January 1, 2002 Black Hills adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but the carrying values are reviewed annually (or more frequently if impairment indicators arise) for impairment. Intangible assets with a defined life will continue to be amortized over their useful lives (but with no maximum life). Initial adoption of SFAS 142 did not have a material impact on Black Hills’ financial position or results of operations. Adoption of SFAS 142 provisions for non-amortization of goodwill and indefinite lived intangibles will impact Black Hills’ future earnings results. Results for the three and nine months ended September 30, 2002 were approximately $0.4 million and $1.2 million, or $0.01 per share and $0.05 per share, higher than the comparable periods in 2001 due to non-amortization of goodwill.

Liquidity and Capital Resources

Cash Flow Activities

During the nine-month period ended September 30, 2002, Black Hills generated sufficient cash flow from operations to meet its operating needs, to pay dividends on common and preferred stock, to pay a portion of its long-term debt maturities and to fund a portion of its property additions. Black Hills continues to fund property and investment additions primarily related to construction of additional electric generation facilities for its integrated energy business group through a combination of operating cash flow, increased short-term debt, long-term debt and long-term non-recourse project financing.

Cash flows from operations decreased $27.2 million for the nine-month period ended September 30, 2002 compared to the same period in the prior year primarily due to the decrease in net income and cash provided by changes in working capital.

On March 8, 2002, Black Hills acquired an additional 67 percent interest in Millennium Pipeline Company, L.P., which owns and operates a 200-mile pipeline and an additional ownership interest in Millennium Terminal Company, L.P., which has 1.1 million barrels of crude oil storage connected to the Millennium Pipeline at the Oil Tanking terminal in Beaumont, Texas. Total cost of the acquisition was $11.0 million and was funded through borrowings under short-term revolving credit facilities.

On March 15, 2002, Black Hills acquired an additional 30 percent interest in the Harbor Cogeneration Facility, a 98-megawatt gas-fired plant located in Wilmington, California for $25.7 million. This acquisition was also funded through borrowings under short-term revolving credit facilities.

On March 14, 2002, Black Hills closed on $135 million five-year senior secured project-level financing for the Arapahoe and Valmont facilities. These projects have a total of 210 megawatts in service and are located in the Denver, Colorado area. Proceeds from this financing were used to refinance $53.8 million of an existing seven-year, secured term project-level facility, pay down approximately $50.0 million of short-term credit facility borrowings, and the remainder was used for project construction.

During the first quarter of 2002, Black Hills completed a $50 million bridge credit agreement. The credit agreement supplements its revolving credit facilities and had the same terms as those facilities with an original expiration date of June 30, 2002, which subsequently was extended to September 27, 2002. On September 27, 2002 this $50 million facility was replaced by a $50 million secured financing for the expansion at Black Hills’ Las Vegas II project, a 224 megawatt gas-fired generation facility located in North Las Vegas, Nevada which expires on May 26, 2003. This financing is guaranteed by the Company.

On June 18, 2002, Black Hills closed on a $75 million bridge credit agreement. This credit agreement bridged the issuance of $75 million of Black Hills Power First Mortgage bonds, which Black Hills issued on

August 13, 2002. The termination date of the bridge credit agreement was August 13, 2002, the date on which the First Mortgage Bonds were issued.

During July 2002, Black Hills purchased the assets of the Kilgore to Houston Pipeline System from Equilon Pipeline Company, LLC. The Kilgore pipeline transports crude oil from the Kilgore, Texas region south to Houston, Texas, which is the transfer point to connecting carriers via the Oil Tanking Houston terminal facilities. The 10-inch pipeline is approximately 190 miles long and has a capacity of up to approximately 35,000 barrels per day. In addition, the Kilgore system has approximately 400,000 barrels of crude oil storage at Kilgore and 375,000 barrels of storage at the Texoma Tank Farm located in Longview, Texas. Total cost of the acquisition was $6.7 million and was funded through borrowings under short-term credit facilities.

On August 13, 2002, Black Hills’ electric utility subsidiary, Black Hills Power, Inc., issued $75 million of First Mortgage Bonds, series AE, due 2032. The Mortgage Bonds have a 7.23 percent coupon with interest payable semiannually, commencing February 15, 2003. Net proceeds from the offering were and will be used to fund the utility’s portion of construction and installation costs for an AC-DC-AC Converter Station; for general capital expenditures for the remainder of 2002 and 2003; to repay a portion of current bank indebtedness; to satisfy bond maturities for certain outstanding first mortgage bonds due in 2003; and for general corporate purposes.

In August 2002, Black Hills closed on a $195 million revolving unsecured credit facility that expires August 26, 2003. The credit facility extended its previous $200 million 364-day credit facility that expired on August 27, 2002.

On September 25, 2002, Black Hills closed on a $35 million unsecured two-year credit agreement. Proceeds were used to fund its working capital needs and for general corporate purposes.

Dividends

Dividends paid on Black Hills’ common stock totaled $0.29 per share in each of the first three quarters of 2002. This reflects a 3.6 percent increase, as approved by its board of directors in January 2002, from the prior periods. The determination of the amount of future cash dividends, if any, to be declared and paid will depend upon, among other things, Black Hills’ financial condition, funds from operations, the level of its capital expenditures, restrictions under its credit facilities and its future business prospects.

Short-Term Liquidity and Financing Transactions

Black Hills’ principal sources of short-term liquidity are Black Hills’ revolving bank facilities and cash provided by operations. As of September 30, 2002 Black Hills had approximately $75 million of cash and $480 million of bank facilities. Approximately $46 million of the cash balance at September 30, 2002 was restricted by subsidiary debt agreements in regards to the ability to dividend the cash to the parent company. The bank facilities consisted of a $50 million facility due May 26, 2003, a $195 million facility due August 26, 2003, a $200 million facility due August 27, 2004 and a $35 million facility due September 30, 2004. These bank facilities can be used to fund Black Hills’ working capital needs, for general corporate purposes and to provide liquidity for a commercial paper program if implemented. At September 30, 2002, Black Hills had $383.5 million of bank borrowings outstanding under these facilities. After inclusion of applicable letters of credit, the remaining borrowing capacity under the bank facilities was $57.1 million at September 30, 2002. Two significant cash events occurred subsequent to the third quarter. On October 1, 2002 Black Hills acquired Mallon’s debt to Aquila and settled Mallon’s outstanding hedges, amounting to $30.5 million, as part of the definitive merger agreement to acquire Denver-based Mallon. The acquisition of this debt was funded with Black Hills’ corporate credit facilities. Also, during October Black Hills received a $23.7 million federal income tax refund as a result of filing its 2001 federal income tax return. The refund was primarily due to accelerated depreciation and other plant related timing differences for tax purposes. The income tax refund was used to pay down Black Hills’ corporate credit facilities. At October 31, 2002, Black Hills had $403.0 million of bank borrowings outstanding under its corporate credit facilities with $37.6 million of remaining borrowing capacity available after the inclusion of applicable letters of credit.

The above bank facilities include covenants that are common in such arrangements. Several of the facilities require that Black Hills maintain a consolidated net worth in an amount of not less than the sum of $375 million and 50 percent of the aggregate consolidated net income beginning June 30, 2001; a recourse leverage ratio not to exceed 0.65 to 1.00; and an interest coverage ratio of not less than 3.00 to 1.00. The $35 million credit facility’s covenants include consolidated net worth in an amount of not less than the sum of $425 million and 50 percent of the aggregate consolidated net income beginning April 1, 2002; a recourse leverage ratio not to exceed 0.65 to 1.00; and an interest coverage ratio of not less than 1.50 to 1.00. In addition the $195 million 364 day credit facility, the $200 million three-year credit facility and the $35 million two-year credit facility contain a liquidity covenant that requires Black Hills to have $30 million of liquid assets as of the last day of each fiscal quarter beginning with December 31, 2002. Liquid assets are defined as unrestricted cash and available unused capacity under Black Hills’ credit facilities. If these covenants are violated, it would be considered an event of default entitling the lender to terminate the remaining commitment and accelerate all principal and interest outstanding. In addition, certain of Black Hills’ interest rate swap agreements include cross-default provisions. These provisions would allow the counterparty the right to terminate the swap agreement and liquidate at a prevailing market rate, in the event of default. As of September 30, 2002, Black Hills was in compliance with the above covenants.

Some of the facilities previously had a covenant whereby Black Hills was required to maintain a credit rating of at least “BBB–” from Standard & Poor’s or “Baa3” from Moody’s Investor Service. The facilities that contained the rating triggers were amended during the second quarter of 2002 to remove default provisions pertaining to Black Hills’ credit rating status.

Black Hills’ consolidated net worth was $534.8 million at September 30, 2002. The long-term debt component of Black Hills’ capital structure at September 30, 2002 was 51 percent and its total debt leverage (long-term debt and short-term debt) was 64 percent.

In addition, Enserco Energy, Inc., Black Hills’ gas marketing unit, has a $135 million uncommitted, discretionary line of credit to provide support for the purchase of natural gas. Black Hills provided no guarantee to the lender under this facility. At September 30, 2002, there were outstanding letters of credit issued under the facility of $26.1 million with no borrowing balances on the facility.

Similarly, Black Hills Energy Resources, Inc., Black Hills’ oil marketing unit, had a $25 million uncommitted, discretionary credit facility. This line of credit provided credit support for the purchases of crude oil by Black Hills Energy Resources. Black Hills provided no guarantee to the lender under this facility. At September 30, 2002, Black Hills Energy Resources had letters of credit outstanding of $18.9 million and no balance outstanding on its overdraft line.

Black Hills continues to seek non-recourse project-level financing for its independent power projects. Due to creditworthiness concerns with counterparties, financing arrangements for the Las Vegas Cogeneration power plant expansion, currently under construction, have been delayed.

Allegheny Energy Supply Company, or AESC, a subsidiary of Allegheny Energy Inc., has a contract to purchase all of the facility’s capacity and all associated energy and ancillary services. Both AESC and its parent, Allegheny Energy Inc. have recently had their credit ratings downgraded below investment grade status and have technically defaulted on some of their credit agreements with other counterparties. The Las Vegas expansion is expected to be operational in the fourth quarter of 2002 and has been funded with the corporate credit facilities. Total construction and acquisition costs, including Las Vegas Cogeneration I, are expected to be $330 million of which $302 million was expended as of September 30, 2002.

Black Hills’ ability to obtain additional financing will depend upon a number of factors, including Black Hills’ future performance and financial results and capital market conditions. Black Hills can provide no assurance that it will be able to raise additional capital on reasonable terms or at all.

There have been no other material changes in Black Hills’ forecasted changes in liquidity and capital requirements from those reported in Item 7 of its 2001 Annual Report on Form 10-K for the year ended December 31, 2001 filed with the Securities Exchange Commission.

INFORMATION ABOUT BLACK HILLS

Black Hills is a diversified energy company operating principally in the United States with three major business groups—integrated energy, electric utility and communications.

Integrated Energy

Black Hills’ integrated energy group engages in the production and sale of electric power through ownership of a diversified portfolio of generating plants, the production of coal, natural gas and crude oil primarily in the Rocky Mountain region, and the marketing and transportation of fuel products. The integrated energy group consists of four units: power generation, oil and gas, coal mining and fuel marketing, and transportation.

Power Generation

Black Hills’ power generation unit holds varying interests in operating gas-fired and hydroelectric independent power plants in California, Colorado, Massachusetts, Nevada, New York and Wyoming. It has a total net ownership interest of 657 megawatts, as well as minority interests in several power-related funds with a net ownership interest of 24 megawatts. Black Hills is in the process of acquiring or constructing an additional net ownership interest of approximately 364 megawatts of generation capacity, which it expects to bring into service in the fourth quarter of 2002 and first quarter of 2003.

Natural Gas and Crude Oil

Black Hills’ oil and gas exploration and production unit operates approximately 384 oil and gas wells, all of which are located in Wyoming, Colorado and Nebraska. The majority of these wells are in the Finn-Shurley Field area, located in Weston and Niobrara Counties in Wyoming. Black Hills also owns a working interest in, but does not operate, an additional 430 wells located in California, Montana, Louisiana, Colorado, North Dakota, Texas, Wyoming, Oklahoma and offshore in the Gulf of Mexico. In addition, it has accumulated significant acreage in the Rocky Mountain region, which it plans to utilize for oil and gas exploration. As of December 31, 2001, Black Hills had proved reserves of 4.0 million barrels of oil and 24.1 billion cubic feet of natural gas, with approximately 61% of current production consisting of natural gas.

Coal Mining

Black Hills’ coal production unit mines and processes low-sulfur sub-bituminous coal near Gillette, Wyoming. The Wyodak mine is located in the Powder River Basin, one of the largest coal reserves in the United States. Black Hills believes the Wyodak mine is the oldest operating surface coal mine in the nation, with an annual production of approximately 4.0 million tons. Mining rights to the coal are based on four federal leases and one state lease. Black Hills pays royalties of 12.5% and 9.0% of the selling price on all federal and state coal, respectively. As of September 30, 2002, Black Hills had coal reserves of approximately 273.7 million tons, enough to satisfy present contracts for approximately 58 years. Substantially all of Black Hills’ coal production is currently sold under long-term contracts to Black Hills Power, Inc., its electric utility, and to PacifiCorp.

Fuel Marketing and Transportation

Black Hills’ natural gas marketing operations focus primarily on wholesale marketing and producer marketing services. Producer services include providing for direct purchases of wellhead gas and for risk transfer and hedging products. Its gas marketing efforts are concentrated in the Rocky Mountain and West Coast regions of the United States and in Western Canada. Black Hills’ crude oil marketing and transportation operations are concentrated primarily in Texas, Oklahoma and Louisiana. Its average daily marketing volumes for the nine months ended September 30, 2002 were 1,039,200 million British thermal units of natural gas and 53,700 barrels of crude oil.

In March 2002, Black Hills acquired the remaining 67% interest it did not previously own in Millennium Pipeline, L.P., which owns and operates a 200-mile pipeline that transports imported crude oil from Beaumont, Texas to Longview, Texas and has a capacity of approximately 65,000 barrels of oil per day. Black Hills also acquired the remaining ownership interest in Millennium Terminal Company, L.P., which leases 1.1 million barrels of crude oil storage connected to the Millennium Pipeline. The Millennium system is presently operating near capacity through shipper agreements. During July 2002, Black Hills purchased the 10-inch, 190-mile Kilgore pipeline. The Kilgore pipeline has a capacity of up to approximately 35,000 barrels per day and transports crude oil from the Kilgore, Texas region south to Houston, Texas, which is the transfer point to connecting carriers via the Oiltanking Houston terminal facilities. In addition, the Kilgore system has approximately 400,000 barrels of crude oil storage at Kilgore and 375,000 barrels of storage at the Texoma Tank Farm located in Longview, Texas. The Kilgore system began transporting crude oil under a shipper agreement in September 2002.

Electric Utility

Black Hills’ electric utility, Black Hills Power, Inc., referred to here as BH Power, engages in the generation, transmission and distribution of electricity to an average of 59,600 customers in South Dakota, Wyoming and Montana. BH Power owns 435 megawatts of generating capacity and has purchased 60 megawatts of generation capacity (declining to 50 megawatts by 2004) from PacifiCorp under a long-term power contract. Its peak system load of 392 megawatts was reached in August 2001. Approximately 50% of BH Power’s generating capacity consists of coal-fired plants and 38% is gas- or oil-fired, with the remaining 12% purchased from other generators.

BH Power’s revenue mix for the nine months ending September 30, 2002 was comprised of 19% wholesale off-system, 31% commercial, 24% residential, 13% industrial, 11% contract wholesale and 2% municipal sales and other revenue. In the nine months ending September 30, 2002, its South Dakota customers accounted for 92% of its retail electric revenues. BH Power’s retail electric rates in South Dakota are subject to a five-year freeze expiring on January 1, 2005. Because its generation capacity typically exceeds its peak load demands, BH Power rarely purchases power on the spot market during periods of peak usage, permitting it to preserve its low-cost rate structure for its retail customers. Off-system sales offer a means to optimize the utilization of its power supply sources by permitting it to sell capacity and energy in excess of its native load requirements to wholesale customers at market prices, which sometimes exceed its regulated retail rates. Black Hills expects further increases in the volume of its off-system sales in the future due to demand growth in the Rocky Mountain region and the addition of 40 megawatts of gas-fired generation capacity earlier this year.

Communications

Black Hills’ communications group was formed to provide broadband telecommunications services to the markets of Rapid City and the northern Black Hills of South Dakota. It offers residential and business customers a full suite of communications services, including local and long distance telephone service, expanded cable television service, cable modem Internet access and high speed data and video services. Black Hills has completed a 242-mile inter- and intra-city fiber optic network and currently operates 803 miles of two-way interactive hybrid fiber coaxial cable. Black Hills has bundled these services into value packages with a single consolidated bill for all of these services.

Black Hills introduced its broadband communications services to the Rapid City and northern Black Hills areas in November 1999. As of September 30, 2002, it had attracted 20,760 residential customers and 2,960 business customers.

MANAGEMENT OF BLACK HILLS

The following table shows information for the directors and executive officers of Black Hills. Directors of Black Hills are divided into three classes with members of each class serving a three year term.

Name	Age	Position
Daniel P. Landguth	56	Chairman of the Board of Directors and Chief Executive Officer
Everett E. Hoyt	63	President, Chief Operating Officer and Director
Thomas M. Ohlmacher	51	President and Chief Operating Officer—Independent Energy Group
Mark T. Thies	39	Senior Vice President and Chief Financial Officer
Ronald D. Schaible	58	Senior Vice President, Communications
James M. Mattern	48	Senior Vice President, Corporate Administration
Steven J. Helmers	46	General Counsel and Corporate Secretary
Roxann R. Basham	41	Vice President and Controller
Richard T. Ashbeck	44	Vice President and Treasurer
Russell L. Cohen	42	Vice President, Risk Management
David R. Emery	40	Vice President, Fuel Resources
Kyle D. White	43	Vice President, Corporate Affairs
John R. Howard	62	Director
David C. Ebertz	56	Director
Adil M. Ameer	50	Director
Thomas J. Zeller	55	Director
David S. Maney	39	Director
Bruce B. Brundage	67	Director
Kay S. Jorgensen	52	Director

Executive Officers

Daniel P. Landguth, age 56, was elected chairman of the board and chief executive officer in January 1991. Mr. Landguth also currently chairs the executive committee. He has over 30 years of experience with Black Hills. Mr. Landguth holds a B.S. degree in Electrical Engineering from the South Dakota School of Mines and Technology.

Everett E. Hoyt, age 63, has been president and chief operating officer since February 2001. Since 1989, he has been president and chief operating officer of Black Hills’ electric utility business—a role he continues to play. Mr. Hoyt was elected to the board of directors in 1991. Prior to joining Black Hills, Mr. Hoyt was employed by NorthWestern Corporation for 16 years where he served as senior vice president-legal and as a member of the board of directors. He holds a B.S. degree in Mechanical Engineering from the South Dakota School of Mines and Technology and a J.D. from the University of South Dakota School of Law.

Thomas M. Ohlmacher, age 51, has been the president and COO of Black Hills’ Independent Energy Group since November 2001. He served as senior vice president-power supply and power marketing since January 30, 2001 and vice president—power supply since August 1994. Prior to that, he held several positions with Black Hills since 1974. Mr. Ohlmacher holds a B.S. in Chemistry from the South Dakota School of Mines and Technology.

Mark T. Thies, age 39, has been Black Hills’ senior vice president and chief financial officer since March 2000. From May 1997 to March 2000, he was Black Hills’ Controller. From 1990 to 1997, Mr. Thies served in a number of accounting positions with InterCoast Energy Company, an unregulated energy company and a wholly owned subsidiary of MidAmerican Energy Holdings Company. Mr. Thies holds B.A.s in Accounting and Business Administration from Saint Ambrose College and is a certified public accountant.

Ronald D. Schaible, age 58, has been senior vice president of communications of Black Hills Corporation and vice president and general manager of Black Hills FiberCom since October 1998. Mr. Schaible has more than 25 years experience in the telecommunications industry. From 1995 to 1998, he was vice president and general manager of the Kansas City and Missouri subsidiaries of Brooks Fiber Properties. Mr. Schaible was responsible for both network construction and operations in Kansas City. He holds a B.S. in Electrical Engineering from South Dakota State University.

James M. Mattern, age 48, has been the senior vice president-corporate administration since September 1999, and was vice president-corporate administration from January 1994 to September 1999. From 1997 to 1999, he was also assistant to the CEO. Mr. Mattern has 12 years of experience with Black Hills. He holds a B.S. in Social Sciences and an M.S. in Administration from Northern State University.

Steven J. Helmers, age 46, has been Black Hills’ general counsel and corporate secretary since January 2001. Prior to joining Black Hills, Mr. Helmers was a shareholder with the Rapid City, South Dakota law firms of Truhe, Beardsley, Jensen, Helmers & VonWald, from 1997 to January 2001, and Lynn, Jackson, Schultz & Lebrun, P.C., from 1983 to 1997. He holds a J.D. from the University of South Dakota School of Law.

Roxann R. Basham, age 41, has been Black Hills’ vice president-controller since March 2000. From December 1997 to March 2000, she was vice president-finance and secretary/treasurer. From 1993 until December 1997, she served as Black Hills’ secretary/treasurer, and has a total of 19 years of experience with Black Hills. She holds a B.S. in Business Administration from the University of South Dakota and is a certified public accountant.

Richard T. Ashbeck, age 44, has been vice president and treasurer since March 2002. From July 2000 to March 2002, he was Vice President—Finance and Fund Management for Black Hills Energy Capital, Inc. Prior to joining Black Hills, Mr. Ashbeck was Chief Financial Officer of Indeck Capital, Inc. He holds a B.S.C. in Accounting and an M.B.A. from DePaul University.

Russell L. Cohen, age 42, has been vice president—risk management since June 2002. Prior to joining Black Hills, Mr. Cohen was Vice President, Finance at C–Cor.net, where he remained after serving as the Chief Financial Officer at Worldbridge Broadband Services, Inc. prior to its merger with the NASDAQ-traded Pennsylvania-based cable services and manufacturing company. Mr. Cohen holds an M.B.A. from Stanford and a B.S. in Economics from Yale University.

David R. Emery, age 40, has been Black Hills’ vice president-fuel resources since January 1997. From June 1993 to January 1997, he was general manager of Black Hills Exploration and Production. Mr. Emery has 15 years of experience with Black Hills. He holds a B.S. in Petroleum Engineering from the University of Wyoming and an M.S. in Business Administration from the University of South Dakota.

Kyle D. White, age 43, has been vice president—corporate affairs since January 30, 2001 and vice president-marketing and regulatory affairs since July 1998. Mr. White served as director-strategic marketing and sales from 1993 to January 1998 and vice president-energy services from January 1998 to July 1998. He has a total of 20 years of experience with Black Hills. Mr. White holds a B.S. and M.S. in Business Administration from the University of South Dakota.

John R. Howard, age 62, has been the president of Industrial Products, Inc., an industrial parts distributor, providing equipment and supplies to the mining and manufacturing industries, since 1992. He was also the special projects manager for Linweld, Inc. Mr. Howard is a resident of Rapid City, South Dakota.

David C. Ebertz, age 56, has been the president of Dave Ebertz Risk Management Consulting, a firm specializing in insurance and risk management services for schools and public entities, since January 2000.

Mr. Ebertz was the owner and president of Barlow Agency, Inc., an insurance agency, from 1976 to December 1999. He is a resident of Gillette, Wyoming.

Adil M. Ameer, age 50, has been president and chief executive officer of Rapid City Regional Hospital, since 1991. The hospital system owns and manages several healthcare facilities in Rapid City and the Black Hills area, and in Nebraska and Wyoming. He is a resident of Rapid City, South Dakota.

Thomas J. Zeller, age 55, has been president of RESPEC, a technical consulting and services firm with expertise in engineering, environmental and information technologies, since 1995. He is also, chairman of the board of Teachmaster Technologies, Inc., an educational software and consulting firm. He is a resident of Rapid City, South Dakota.

David S. Maney, age 39, has been a managing partner of Headwaters MB, LLC, a middle market merchant banking firm, providing investment banking services nationwide to companies with enterprise values ranging from $10 million to $300 million, since October 2001. Mr. Maney has been a Telecommunications Venture Capital Investor and Consultant, since November 2000. Mr. Maney was the founder, former president and CEO, of Worldbridge Broadband Services, Inc., and the CEO of Open Access Broadband Networks, Inc., from 1994 to November 2000. He is a resident of Golden, Colorado.

Bruce B. Brundage, age 67, has been the president and director of Brundage & Company, a firm specializing in negotiation, appraisal and arrangement of mergers and acquisitions for a nationwide client base and in providing financial, advisory and private placement financing to businesses in the western United States, since 1973. He is a resident of Englewood, Colorado.

Kay S. Jorgensen, age 52, has been the co-owner and vice president of Jorgensen-Thompson Creative Broadcast Services, Inc., providing radio broadcast services in the western United States, since 1997. Ms. Jorgensen previously served in the South Dakota State Legislature and on various state and local boards and commissions. She is a resident of Spearfish, South Dakota.

Securities Ownership of Management and Principal Shareholders

The following table sets forth the beneficial ownership of Black Hills common stock as of November 20, 2002 for each director, each executive officer, all of Black Hills directors and executive officers as a group, and each person or entity known by Black Hills to beneficially own more than 5% of Black Hills outstanding shares of common stock. Beneficial ownership includes shares a director or executive officer has the power to vote or transfer, and stock options that are exercisable currently or within 60 days of November 20, 2002.

Except as otherwise indicated by footnote below, Black Hills believes that each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by that individual or entity.

Directors and Named Executive Officers

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Options Exercisable within 60 Days	Directors Common Stock Equivalents(1)	Total	Percentage(2)
Adil M. Ameer	2,169	(3)	—	1,503	3,672	*
Richard T. Ashbeck	4,131		7,998	—	12,129	*
Roxann R. Basham	9,323		38,333	—	47,656	*
Bruce B. Brundage	7,422		—	7,308	14,730	*
Russell L. Cohen	1,427		—	—	1,427	*
David C. Ebertz	3,128	(4)	—	1,215	4,343	*
David R. Emery	9,155	(5)	34,666	—	43,821	*
Steven J. Helmers	3,626		6,333	—	9,959	*
John R. Howard	16,864		—	5,985	22,849	*
Everett E. Hoyt	23,755		59,333	—	83,088	*
Kay S. Jorgensen	4,037		—	2,676	6,713	*
Daniel P. Landguth	73,541		60,129	—	133,670	*
David S. Maney	4,497	(6)	—	975	5,472	*
James M. Mattern	11,898		52,000	—	63,898	*
Thomas M. Ohlmacher	15,714	(7)	52,000	—	67,714	*
Ronald D. Schaible	6,690		20,000	—	26,690	*
Mark T. Thies	10,347	(8)	43,000	—	53,347	*
Kyle D. White	7,022	(9)	37,750	—	44,772	*
Thomas J. Zeller	2,134	(10)	—	1,503	3,637	*
All directors and executive officers as a group (19 persons)	216,880		411,542	21,165	649,587	2.4%

Greater than Five Percent Shareholders

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Options Exercisable within 60 Days	Directors Common Stock Equivalents	Total	Percentage
Gerald R. Forsythe; Michelle R. Forsythe, et al 1111 S. Willis Avenue Wheeling, IL 60090	1,738,091	(11)	—	259	1,738,350	6.5%

*	Represents less than 1% of the common stock outstanding.
(1)	Represents common stock allocated to the directors’ accounts in the directors’ stock-based compensation plan, of which the trustee has sole voting and investment authority.
(2)
Shares of common stock which were not outstanding but could be acquired by a person upon exercise of an option within 60 days of November 20, 2002, or conversion of the Series 2000-A Convertible Preferred Stock are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by such person. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person.

(3)	Includes 150 shares owned jointly with Mr. Ameer’s spouse as to which he shares sole voting and investment authority.

(4)	Shares owned jointly with Mr. Ebertz’s spouse as to which he shares voting and investment authority.
(5)	Includes 6,445 shares owned jointly with Mr. Emery’s spouse as to which he shares voting and investment authority.
(6)	Includes 3,500 shares owned jointly with Mr. Maney’s spouse as to which he shares voting and investment authority.
(7)
Includes 7,599 shares owned jointly with Mr. Ohlmacher’s spouse as to which he shares voting and investment authority, and 1,260 shares held by Mr. Ohlmacher’s son as to which he has no voting or investment authority.

(8)	Includes 4,991 shares owned jointly with Mr. Thies’ spouse as to which he shares voting and investment authority.
(9)
Includes 4,602 shares owned jointly with Mr. White’s spouse as to which he shares voting and investment authority and 90 shares held by Mr. White’s spouse as to which he has no voting or investment authority.

(10)
Includes 225 shares owned jointly with Mr. Zeller’s spouse as to which he shares voting and investment authority, and 50 shares held by Mr. Zeller’s son as to which he has no voting or investment authority.

(11)
Represents shares held by the following individuals who became shareholders as a result of the Indeck acquisition: Gerald R. Forsythe (1,079,560 shares), Michelle R. Fawcett (112,508 shares), Marsha Fournier (112,508 shares), Monica J. Breslow (112,619 shares), Melissa S. Forsythe (112,619 shares) and John W. Salyer, Jr. (208,536 shares). The beneficial shares include 5,177 shares of Series 2000-A Preferred Stock which are convertible into 147,907 shares of common stock at their option at any time and automatically converted on July 7, 2005. Information relating to the shareholders is based on the shareholders’ Schedule 13D dated July 5, 2000, Mr. Forsythe’s Form 4s filed with the Securities and Exchange Commission and Black Hills’ shareholder records. The Schedule 13D indicates that the shareholders may be deemed to be a group for purposes of the Securities Exchange Act of 1934.

Based solely upon a review of Black Hills’ records and copies of reports on Forms 3, 4 and 5 furnished to Black Hills, Black Hills believes that during 2001 all persons subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, filed the required reports on a timely basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF MALLON

O verview

Mallon’s revenues, profitability and future growth rates are substantially dependent upon the success of its drilling operations in the San Juan Basin and prevailing prices for oil and gas, which are in turn dependent upon numerous factors that are beyond its control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been volatile, and oil and gas prices can be expected to continue to be subject to wide fluctuations in the future. A substantial or extended decline in oil or gas prices could have a material adverse effect on Mallon’s financial position, results of operations and access to capital, as well as the quantities of oil and gas reserves that it may produce economically.

Mallon’s operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas exploration and production business (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas, uncertainties related to the estimation of reserves of oil and gas and the value of such reserves, the effects of competition and extensive environmental regulation and many other factors, many of which are necessarily out of Mallon’s control.

Mallon has periodically entered into commodity derivative contracts and fixed-price physical contracts to manage its exposure to oil and gas price volatility. Commodity derivatives contracts, which are generally placed with major financial institutions or with counterparties of high credit quality that Mallon believes are minimal credit risks, may take the form of futures contracts, swaps or options. The oil and gas reference prices of these commodity derivatives contracts are based upon crude oil and natural gas futures which have a high degree of historical correlation with prices actually received by Mallon. Prior to January 1, 2001, Mallon accounted for its commodity derivatives contracts using the hedge (deferral) method of accounting. Under this method, realized gains and losses from Mallon’s price risk management activities are recognized in oil and gas revenue when the associated production occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses from commodity derivatives contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivatives contract and actual oil and gas prices, a gain or loss would be recognized currently to the extent the commodity derivatives contract did not offset changes in actual oil and gas prices.

On January 1, 2001, Mallon adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and SFAS No. 138. If the derivative does not meet specific hedge accounting criteria or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income/loss, a component of shareholders’ equity, to the extent the hedge is effective.

Recent Events

Proposed Merger with Black Hills

On October 1, 2002, Mallon entered into an Agreement and Plan of Merger among Black Hills Corporation, Black Hills Acquisition Corp., a wholly owned subsidiary of Black Hills (“Merger Sub”) and Mallon. Pursuant to the merger agreement, Merger Sub will merge with and into Mallon with Mallon continuing as the surviving corporation and a wholly-owned subsidiary of Black Hills. Each share of common stock of Mallon’s issued and outstanding as of the effective time of the merger will be converted into .044 of a share of Black Hills common stock. Completion of the merger is subject to customary conditions, including approval by the shareholders of Mallon. The closing price of Black Hills’ common stock on September 30, 2002, the day immediately prior to the execution of the Merger Agreement, was $26.19 per share. If the merger agreement is terminated prior to the effective time of the merger under certain circumstances, Mallon will pay Black Hills a termination fee of $1,500,000.

Amended and Restated Credit Agreement

At the time of executing the merger agreement, Aquila assigned to Black Hills the credit agreement dated as of September 9, 1999, as amended, that Aquila had in place with Mallon and Mallon Oil. At that time, Mallon and Mallon Oil owed to Aquila approximately $29.3 million in principal and accrued interest, which Black Hills paid to Aquila on October 1, 2002 in consideration for the assignment. Upon the assignment of the credit agreement to Black Hills, Mallon and Mallon Oil became indebted to Black Hills for that amount. In connection with the assignment of the credit agreement: (i) Aquila and Mallon released one another, and Black Hills and Aquila released one another, from all claims that may have arisen under the credit agreement, (ii) Aquila assigned to Mallon the 615,000 shares of Mallon common stock that Mallon had issued to Aquila in connection with the credit agreement and various amendments thereof (which shares were subsequently cancelled), (iii) Aquila and Mallon terminated their agency agreement, and (iv) AMS, Mallon and Mallon Oil terminated certain hedge agreements among them in exchange for a payment of approximately $1.2 million to AMS.

Immediately after the assignment of the credit agreement to Black Hills, Black Hills, Mallon and Mallon Oil entered into an amended and restated credit agreement dated as of October 1, 2002, by which the parties amended and restated the original credit agreement that had been assigned to Black Hills. For a description of the terms of the amended and restated credit agreement see “Liquidity and Capital Resources” beginning on page 100.

Delisting of Common Stock

During July 2002, The Nasdaq Stock Market, Inc. notified Mallon that it was not in compliance with certain requirements for continued listing of Mallon’s common stock on the Nasdaq National Market, including the following:

•	for 30 consecutive trading days, the bid price for Mallon’s common stock closed below $1.00 per share,

•	Mallon’s net tangible assets were less than $4 million and its shareholders’ equity was less than $10 million, and

•	Mallon’s audit committee had fewer than three independent directors.

After a hearing before a Nasdaq Listing Qualifications Panel to review these findings, Mallon’s common stock was delisted from The Nasdaq National Market effective October 1, 2002. Mallon’s common stock is currently traded on the OTC Bulletin Board under the symbol “MLRC”.

Results of Operations

	For the Nine Months Ended September 30,
	2002	2001
	(In thousands, except per unit data)
Results of Operations from Oil and Gas Producing Activities:
Oil and gas sales	$7,975	$16,496
Production tax and marketing expense	1,470	3,143
Lease operating expense	3,832	3,826
Depletion	3,186	5,431
Depreciation	238	225

Net Production:
Oil (MBbl)	3	109
Natural gas (MMcf)	3,912	4,551
Mmcfe	3,930	5,205

Average Sales Price Realized(1):
Oil (per Bbl)	$17.99	$23.05
Natural gas (per Mcf)	$2.02	$3.07
Per Mcfe	$2.03	$3.17

Average Cost Data (per Mcfe):
Production tax and marketing expense	$0.37	$0.60
Lease operating expense	0.98	0.74
Depletion	0.81	1.04
Depreciation	0.06	0.04

(1)	Includes effects of hedging.

Nine Months Ended September 30, 2002, Compared to Nine Months Ended September 30, 2001

Revenue.    Revenue for the nine months ended September 30, 2002 decreased 53% to $8,001,000 from $16,893,000 for the nine months ended September 30, 2001. Oil and gas sales for the nine months ended September 30, 2002 decreased 52% to $7,975,000 from $16,496,000 for the nine months ended September 30, 2001 due to lower oil and gas production as a result of the sale of the Delaware Basin properties in September 2001 and lower oil and gas prices realized. Average oil prices per barrel for the nine months ended September 30, 2002 decreased 22% to $17.99 from $23.05 for the nine months ended September 30, 2001. Average gas prices per Mcf for the nine months ended September 30, 2002 decreased 34% to $2.02 from $3.07 for the nine months ended September 30, 2001. Oil production for the nine months ended September 30, 2002 decreased 97% to 3,000 barrels from 109,000 barrels for the nine months ended September 30, 2001 and gas production for the nine months ended September 30, 2002 decreased 14% to 3,912,000 Mcf from 4,551,000 Mcf for the nine months ended September 30, 2001, primarily as a result of the sale of the Delaware Basin properties.

Production Tax and Marketing Expenses.    Production tax and marketing expenses decreased 53% to $1,470,000 in the nine months ended September 30, 2002 from $3,143,000 in the nine months ended September 30, 2001, primarily due to lower oil and gas production and lower oil and gas prices. Production taxes are calculated and paid on prices before hedging gains or losses. As a percentage of sales before hedging, production tax and marketing expenses were 19% in the nine months ended September 30, 2002 as compared to 16% in the nine months ended September 30, 2001. Production tax and marketing expenses per Mcfe decreased 38% to $0.37 in the nine months ended September 30, 2002 from $0.60 in the nine months ended September 30, 2001.

Lease Operating Expenses.    Lease operating expenses increased to $3,832,000 in the nine months ended September 30, 2002 from $3,826,000 in the nine months ended September 30, 2001. Lease operating expenses per Mcfe increased 32% to $0.98 in the nine months ended September 30, 2002 from $0.74 in the nine months ended September 30, 2001. Although lease operating expenses decreased as a result of the sale of the Delaware Basin properties in September 2000, these decreases were more than offset by the accrual of $1,097,000 for the possessory interest tax in the nine months ended September 30, 2002.

Depreciation, Depletion and Amortization.    Depreciation, depletion and amortization for the nine months ended September 30, 2002 decreased 35% to $4,001,000 from $6,120,000 in the nine months ended September 30, 2001. Depletion per Mcfe decreased 22% to $0.81 for the nine months ended September 30, 2002 from $1.04 for the nine months ended September 30, 2001, due to the lower capitalized costs subsequent to the September 2001 sale of Delaware Basin properties and provision for impairment.

Impairment of Oil & Gas Properties.    Impairment of oil and gas properties was $954,000 in the nine months ended September 30, 2002, compared to $16,418,000 for the nine months ended September 30, 2001. Under the full cost accounting rules of the Securities and Exchange Commission, Mallon reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis. Under full cost accounting rules, net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the “ceiling” is exceeded, unless the prices recover subsequent to the balance sheet date but before the financial statements for the quarter are issued. If a smaller write-down is calculated using the subsequent pricing, then the smaller amount may be recorded. Using price increases subsequent to September 30, 2001, Mallon recorded a charge in third quarter 2001 to write-down its oil and gas properties by $16,418,000. Had Mallon used the prices in effect at September 30, 2001, the write-down would have been $25.3 million. After November 2002 meetings with the newly elected administration in Costa Rica, Mallon determined that the carrying value of its unproved oil and gas properties in Costa Rica have been impaired and recorded a charge of $954,000 to write down its oil and gas properties for the nine months ended September 30, 2002.

Loss on Sale of Oil and Gas Properties.    On September 14, 2001, Mallon completed the sale of its Delaware Basin oil and gas properties, effective July 1, 2001, for an adjusted purchase price of approximately $31.3 million. After paying approximately $2.0 million of additional costs which included approximately $1.3 million resulting from the early settlement of Mallon’s oil swap associated with the Delaware Basin properties, Mallon received net proceeds of $29.3 million. Mallon accounts for its oil and gas properties using the full cost method of accounting, under which sales of properties are generally treated as adjustments of capitalized costs and no gains and losses are recorded, unless they are significant. Mallon’s interests in the Delaware Basin properties constituted approximately 38% of the total reserve quantities at June 30, 2001. Because the sale significantly altered the relationship between Mallon’s capitalized costs and its proved oil and gas reserves, Mallon recognized a loss on the sale of oil and gas properties of $3,220,000 for the nine months ended September 30, 2001. The loss included costs from an allocation of Mallon’s total undepleted full cost pool at June 30, 2001, between the properties sold and the properties retained, based on the relative estimated fair value of the properties sold and retained. The estimated fair value of the Delaware Basin properties at June 30, 2001 represented approximately 46% of the estimated fair value of Mallon’s total oil and gas properties, resulting in an allocation of its full cost pool of approximately $32.5 million.

General and Administrative Expenses.    Net general and administrative expenses for the nine months ended September 30, 2002 decreased 40% to $3,111,000 from $5,207,000 in the nine months ended September 30, 2001, primarily due to stock compensation expense. As a result of the acceleration of vesting of 153,333 stock options with an exercise price of $0.01, on September 11, 2002, fluctuations in the market price of Mallon’s common stock, and employee stock options with a below-market strike price, which require mark-to-market accounting, and issuance of restricted stock, Mallon recognized stock compensation expense of $190,000 for the nine months ended September 30, 2002 compared to $2,097,000 of expense in the nine months ended September 30, 2001.

Interest and Other Expenses.    Interest and other expenses for the nine months ended September 30, 2002 decreased 34% to $3,156,000 from $4,810,000 for the nine months ended September 30, 2001. The decreases were primarily due to lower interest rates and lower outstanding debt balances in 2002 as proceeds from the sale of the Delaware Basin properties were used to pay down debt.

Income Taxes.    Mallon incurred net operating losses for U.S. Federal income tax purposes in the nine months ended September 30, 2002 and for the year ended December 31, 2001, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Mallon’s ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of its oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in Mallon’s decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, Mallon did not recognize any tax expense or benefit in the consolidated statements of operations for the nine months ended September 30, 2002 and 2001.

Net Loss.    Mallon had a net loss of $8,523,000 for the nine months ended September 30, 2002 compared to a net loss of $25,851,000 for the nine months ended September 30, 2001, as a result of the factors discussed above. Mallon paid the 8% dividend of $19,000 on its $800,000 face amount Series B Mandatorily Redeemable Convertible Preferred Stock in the nine months ended September 30, 2001, and realized accretion of $2,000. In addition, during the nine months ended September 30, 2002 and 2001, Mallon realized accretion of $509,000 and $446,000, respectively, on the Mandatorily Redeemable Common Stock. Net loss attributable to common shareholders for the nine months ended September 30, 2002 was $9,032,000, compared to $26,318,000 for the nine months ended September 30, 2001.

	Year Ended December 31,
	2001	2000	1999
	(In thousands, except per unit data)
Results of Operations from Oil and Gas Producing Activities:
Oil and gas sales	$19,340	$16,803	$13,138
Production tax and marketing expense	3,655	3,422	1,682
Lease operating expense(2)	8,394	4,173	3,425
Depletion	6,476	5,570	4,319
Depreciation	300	258	268
Impairment	16,418	—	—

Net Production:
Natural gas (MMcf)	5,954	6,022	5,600
Oil (MBbl)	105	171	172
Total (MMcfe)	6,584	7,048	6,632

Average Sales Price Realized(1):
Natural gas (per Mcf)	$2.83	$2.10	$1.81
Oil (per Bbl)	$23.97	$24.43	$17.38
Per Mcfe	$2.94	$2.38	$1.98

Average Cost Data (per Mcfe):
Production tax and marketing expense	$0.56	$0.49	$0.25
Lease operating expense(2)	$1.27	$0.59	$0.52
Depletion	$0.98	$0.79	$0.65

(1)	Includes effects of hedging.

(2)	Lease operating expense in 2001 includes assessments for possessory interest taxes, interest and penalties of $2.2 million for 1998-2000 and $1.1 million for 2001, which Mallon is protesting.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues.    Total revenues for the year ended December 31, 2001 increased 14% to $19,765,000 from $17,307,000 for the year ended December 31, 2000. Oil and gas sales for the year ended December 31, 2001 increased 15% to $19,340,000 from $16,803,000. The increase was due to higher gas prices, partially offset by oil and gas production declines. Average oil prices for the year ended December 31, 2001 decreased 2% to $23.97 per barrel from $24.43 per barrel for the year ended December 31, 2000 and average gas prices for the year ended December 31, 2001 increased 35% to $2.83 per Mcf from $2.10 per Mcf for the year ended December 31, 2000. Natural gas constituted approximately 90% of Mallon’s production for the year ended December 31, 2001 and 85% for the year ended December 31, 2000. Oil production for the year ended December 31, 2001 decreased 39% to 105,000 barrels from 171,000 barrels for the year ended December 31, 2000 and gas production for the year ended December 31, 2001 decreased 1% to 5,954,000 Mcf from 6,022,000 Mcf for the year ended December 31, 2000. In September 2001, Mallon sold its Delaware Basin properties, effective July 1, 2001. The sold properties produced primarily oil.

Production Tax and Marketing.    Production tax and marketing expenses increased 7% to $3,655,000 for the year ended December 31, 2001 from $3,422,000 for the year ended December 31, 2000. Production taxes are calculated and paid on prices before hedging gains or losses. As a percentage of sales before hedging gains or losses, production taxes and marketing expenses were 16% for the year ended December 31, 2001 and 13% for the year ended December 31, 2000, respectively. Production tax rates increased in 2001. In addition, the production tax rate for Mallon’s Delaware Basin properties, which it sold in September 2001, averaged 9% of sales compared to its remaining properties in the San Juan Basin which averaged 18% of sales for the year ended December 31, 2001. Production tax and marketing expense per Mcfe increased $0.07 to $0.56, or 7%, for the year ended December 31, 2001 from $0.49 for the year ended December 31, 2000 because of higher gas prices.

Lease Operating Expenses.    Lease operating expenses increased 101% to $8,394,000 for the year ended December 31, 2001 from $4,173,000 for the year ended December 31, 2000. In 2001, the Jicarilla Apache Indian Nation assessed Mallon possessory interest taxes, interest and penalties of approximately $2,200,000 for 1998-2000 and $1,100,000 for 2001. Mallon paid the assessments under protest. These amounts are included in lease operating expense for the year ended December 31, 2001. Excluding the assessment, lease operating expense per Mcfe increased $0.18, or 31%, to $0.77 for the year ended December 31, 2001 from $0.59 for the year ended December 31, 2000 due to higher plant operation, salt water disposal and surface maintenance costs in 2001 relative to increases in production.

Depreciation, Depletion and Amortization.    Depreciation, depletion and amortization for the year ended December 31, 2001 increased 16% to $7,399,000 from $6,382,000 for the year ended December 31, 2000, primarily due to higher depletion expense. Depletion per Mcfe for the year ended December 31, 2001 increased 24% to $0.98 from $0.79 for the year ended December 31, 2000, primarily due to a higher ratio of increases in capital expenditures to increases in reserves.

Impairment of Oil & Gas Properties.    Under the full cost accounting rules of the SEC, Mallon reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis. Under full cost accounting rules, net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the “ceiling” is exceeded, unless the prices recover subsequent to the balance sheet date but before the financial statements for the quarter are issued. If a smaller write-down is calculated using the subsequent pricing, then the smaller amount may be recorded. Using price increases subsequent to September 30, 2001, Mallon recorded a charge in third quarter 2001 to write-down its oil and gas properties by $16,418,000. Had Mallon used the prices in effect at September 30, 2001, the write-down would have been $25,292,000. Mallon currently operates only in the continental United States.

Loss on Sale of Oil and Gas Properties.    On September 14, 2001, Mallon completed the sale of its Delaware Basin oil and gas properties, effective July 1, 2001, for an adjusted purchase price of approximately $31,463,000. After paying approximately $2,033,000 of additional costs, which included approximately $1,325,000 resulting from the settlement of its oil swap associated with the Delaware Basin properties, Mallon received net proceeds of $29,430,000. Of those net proceeds, Mallon used $24,134,000 to repay a portion of the note payable to Aquila (see Note 3 to Mallon’s consolidated financial statements incorporated by reference to Mallon’s Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC). Please see “Where You Can Find More Information” on page 127. Mallon accounts for its oil and gas properties using the full cost method of accounting, under which sales of properties are generally treated as adjustments of capitalized costs and no gains or losses are recorded, unless they are significant. Mallon’s interests in the Delaware Basin properties constituted approximately 38% of its total reserve quantities at June 30, 2001. Because the sale significantly altered the relationship between Mallon’s capitalized costs and its proved oil and gas reserves, it recognized a loss on the sale of oil and gas properties of $3,128,000 for the year ended December 31, 2001. The loss included costs from an allocation of Mallon’s total undepleted full cost pool at June 30, 2001, between the properties sold and the properties retained, based on the relative estimated fair value of the properties sold and retained. Also included in the loss on the sale of oil and gas properties for 2001 is a net gain of $19,000 on other oil and gas equipment.

General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2001 increased 78% to $6,439,000 from $3,609,000 for the year ended December 31, 2000. The increase was primarily due to non-cash stock compensation expense, primarily related to the issuance of employee stock options with below market strike prices, which was higher in 2001 by approximately $1,924,000. In addition, unusual non-cash expenses in 2001 related to a termination settlement with a former officer of Mallon and a partial forgiveness of certain notes receivable from related party shareholders totaled approximately $907,000.

Interest and Other Expenses.    Interest and other expenses for the year ended December 31, 2001 decreased 9% to $5,716,000 from $6,252,000 for the year ended December 31, 2000. The decrease was primarily due to lower outstanding borrowings and lower interest rates.

Income Taxes.    Mallon incurred net operating losses for U.S. federal income tax purposes in 2001 and 2000, which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Mallon’s ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of its oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in Mallon’s decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, Mallon did not recognize any tax benefit in its consolidated statements of operations for the years ended December 31, 2001 and 2000. At December 31, 2001, Mallon had a net operating loss carryforward for U.S. Federal income tax purposes of $47,300,000, which began to expire in 2002.

Net Loss.    Net loss before accretion of mandatorily redeemable common stock and dividends on preferred stock and accretion for the year ended December 31, 2001 increased to $31,365,000 from $6,531,000 for the year ended December 31, 2000 as a result of the factors discussed above. Mallon paid an 8% dividend of $19,000 and $77,000 on $800,000 and $798,000 face amount Series B Mandatorily Redeemable Convertible Preferred Stock in each of the years ended December 31, 2001 and 2000, respectively, and realized accretion of $2,000 and $8,000, respectively. In 1999, Mallon issued 420,000 shares of mandatorily redeemable common stock in conjunction with a refinancing. In 2000, Mallon issued an additional 70,000 shares of mandatorily redeemable common stock in conjunction with an amendment to the same financing agreement. The difference between the value of the shares at the redemption price of $12.50 per share and the market value of the shares at the date of issuance is being accreted over a period of up to 49 months. During 2001 and 2000, Mallon realized accretion of $605,000 and $428,000, respectively, related to these shares. Net loss attributable to common shareholders for the year ended December 31, 2001 was $31,991,000 compared to net loss attributable to common shareholders of $7,044,000 for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues. Total revenues for the year ended December 31, 2000 increased 30% to $17,307,000 from $13,298,000 for the year ended December 31, 1999. Oil and gas sales for the year ended December 31, 2000 increased 28% to $16,803,000 from $13,138,000. The increase was due to higher oil and gas prices and higher gas production. Average oil prices for the year ended December 31, 2000 increased 41% to $24.43 per barrel from $17.38 per barrel for the year ended December 31, 1999 and average gas prices for the year ended December 31, 2000 increased 16% to $2.10 per Mcf from $1.81 per Mcf for the year ended December 31, 1999. Natural gas constituted approximately 85% of Mallon’s production for the year ended December 31, 2000 and 84% for the year ended December 31, 1999. Oil production for the year ended December 31, 2000 decreased 1% to 171,000 barrels from 172,000 barrels for the year ended December 31, 1999 and gas production for the year ended December 31, 2000 increased 8% to 6,022,000 Mcf from 5,600,000 Mcf for the year ended December 31, 1999. Gas production for the year ended December 31, 2000 was up from 1999 because of the resumption of Mallon’s drilling and recompletion program in fourth quarter 2000 after the receipt of additional financing. Mallon was focusing on drilling gas wells.

Production Tax and Marketing.    Production tax and marketing expenses for the year ended December 31, 2000 increased 103% to $3,422,000 from $1,682,000 for the year ended December 31, 1999. The increase was primarily attributable to higher prices in 2000. Production taxes are calculated and paid on prices before hedging gains or losses. As a percentage of sales before hedging losses, production tax and marketing expense was 13% in both 2000 and 1999. Production tax and marketing expense per Mcfe increased $0.24, or 96%, to $0.49 for the year ended December 31, 2000 from $0.25 for the year ended December 31, 1999.

Lease Operating Expenses.    Lease operating expenses increased 22% to $4,173,000 in 2000 from $3,425,000 in 1999. Lease operating expenses per Mcfe increased $0.07, or 13%, to $0.59 for the year ended December 31, 2000 from $0.52 for the year ended December 31, 1999. Lease operating expenses per Mcfe in 2000 was higher primarily due to increased field personnel costs and possessory interest taxes relative to increases in production.

Depreciation, Depletion and Amortization.    Depreciation, depletion and amortization for the year ended December 31, 2000 increased 32% to $6,382,000 from $4,822,000 for the year ended December 31, 1999, primarily due to higher depletion expense. Depletion per Mcfe for the year ended December 31, 2000 increased 22% to $0.79 from $0.65 for the year ended December 31, 1999, primarily due to a higher ratio of increases in capital expenditures to increases in reserves.

General and Administrative Expenses.    General and administrative expenses for the year ended December 31, 2000 increased 24% to $3,609,000 from $2,915,000 for the year ended December 31, 1999. The increase was primarily due to the issuance of employee stock options with a below market strike price and increased costs for contract and consulting services.

Interest and Other Expenses.    Interest and other expenses for the year ended December 31, 2000 increased 100% to $6,252,000 from $3,126,000 for the year ended December 31, 1999. The increase was primarily due to higher outstanding borrowings and higher interest rates.

Income Taxes.    Mallon incurred net operating losses for U.S. Federal income tax purposes in 2000 and 1999 which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Mallon’s ability to realize the benefit of its deferred tax asset depends on the generation of future taxable income through profitable operations and the expansion of its oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in Mallon’s decision to provide a valuation allowance equal to the net deferred tax asset. Accordingly, Mallon did not recognize any tax benefit in its consolidated statements of operations for the years ended December 31, 2000 and 1999. At December 31, 2000, Mallon had a net operating loss carryforward for U.S. Federal income tax purposes of $38,800,000, which began to expire in 2001.

Extraordinary Loss.    Mallon incurred an extraordinary loss of $105,000 during the year ended December 31, 1999, as a result of the refinancing of its debt with a new lender.

Net Loss.    Net loss before accretion of mandatorily redeemable common stock and dividends on preferred stock and accretion for the year ended December 31, 2000 increased 135% to $6,531,000 from $2,777,000 for the year ended December 31, 1999 as a result of the factors discussed above. Mallon paid an 8% dividend of $77,000 and $108,000 on $798,000 and $1,341,000 face amount Series B Mandatorily Redeemable Convertible Preferred Stock in each of the years ended December 31, 2000 and 1999, respectively, and realized accretion of $8,000 and $12,000, respectively. In 1999, Mallon issued 420,000 shares of mandatorily redeemable common stock in conjunction with a refinancing. In 2000, Mallon issued an additional 70,000 shares of mandatorily redeemable common stock in conjunction with an amendment to the same financing agreement. The difference between the value of the shares at the redemption price of $12.50 per share and the market value of the shares at the date of issuance is being accreted over a period of up to 49 months. During 2000 and 1999, Mallon realized accretion of $428,000 and $116,000, respectively, related to these shares. Net loss attributable to common shareholders for the year ended December 31, 2000 was $7,044,000 compared to net loss attributable to common shareholders of $3,013,000 for the year ended December 31, 1999.

C ritical Accounting Policies

The following summarizes several of Mallon’s critical accounting policies. See a complete list of significant accounting policies in Note 1 to the consolidated financial statements incorporated by reference to Mallon’s Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC.

Use of Estimates and Significant Risks

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. The more significant areas requiring the use of estimates relate to oil and gas reserves, fair value of financial instruments, valuation allowance for deferred tax assets, and useful lives for purposes of calculating depreciation, depletion and amortization. Actual results could differ from those estimates.

Mallon’s operations are subject to numerous risks and uncertainties. Among these are risks related to the oil and gas business (including operating risks and hazards and the regulations imposed thereon), risks and uncertainties related to the volatility of the prices of oil and gas, uncertainties related to the estimation of reserves of oil and gas and the value of such reserves, the effects of competition and extensive environmental regulation, and many other factors, many of which are necessarily out of Mallon’s control. The nature of oil and gas drilling operations is such that the expenditure of substantial drilling and completion costs are required well in advance of the receipt of revenues from the production developed by the operations. Thus, it will require more than several quarters for the financial success of that strategy to be demonstrated. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered.

Oil and Gas Properties

Oil and gas properties are accounted for using the full cost method of accounting. Under this method, all costs associated with property acquisition, exploration and development are capitalized, including general and administrative expenses directly related to these activities. All such costs are accumulated in one cost center, the continental United States. See Note 2 to the consolidated financial statements for a complete discussion of Mallon’s oil and gas properties incorporated by reference to Mallon’s Annual Report on Form 10-K for the year ended December 31, 2001 filed with the SEC. Please see “Where You Can Find More Information” on page 127.

Proceeds on disposal of properties are ordinarily accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved oil and gas reserves. Net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects.

Depletion is calculated using the units-of-production method based upon the ratio of current period production to estimated proved oil and gas reserves expressed in physical units, with oil and gas converted to a common unit of measure using one barrel of oil as an equivalent to six thousand cubic feet of natural gas.

Estimated abandonment costs (including plugging, site restoration, and dismantlement expenditures) are accrued if such costs exceed estimated salvage values, as determined using current market values and other information. Abandonment costs are estimated based primarily on environmental and regulatory requirements in effect from time to time. At December 31, 2001 and 2000, in the opinion of Mallon's management, the estimated salvage values equaled or exceeded estimated abandonment costs.

Full Cost Ceiling Test

Under the full cost accounting rules of the SEC, Mallon reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis. Under full cost accounting rules, net capitalized costs of oil and gas properties, less related deferred income taxes, may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10 percent, plus the lower of cost or fair market value of unproved properties, as adjusted for related tax effects. Application of these rules generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the “ceiling” is exceeded, unless the prices recover subsequent to the balance sheet date but before the financial statements for the quarter are issued. If a smaller write-down is calculated using the subsequent pricing, then the smaller amount may be recorded. Using price increases subsequent to September 30, 2001, Mallon recorded a charge in third quarter 2001 to write-down its oil and gas properties by $16.4 million. Had Mallon used the prices in effect at September 30, 2001, the write-down would have been $25.3 million.

Hedging Activities

Mallon’s use of derivative financial instruments is limited to management of commodity price and interest rate risks. Gains and losses on such transactions are accounted for as part of the transaction being hedged. If an instrument is settled early, any gains or losses are deferred and recognized as part of the transaction being hedged.

Mallon periodically enters into commodity derivative contracts and fixed-price physical contracts to manage its exposure to oil and gas price volatility. Commodity derivatives contracts, which are generally placed with major financial institutions or with counterparties of high credit quality that we believe are minimal credit risks, may take the form of futures contracts, swaps or options. The oil and gas reference prices of these commodity derivatives contracts are based upon crude oil and natural gas futures which have a high degree of historical correlation with actual prices received by Mallon. Prior to January 1, 2001, Mallon accounted for its commodity derivatives contracts using the hedge (deferral) method of accounting. Under this method, realized gains and losses from its price risk management activities are recognized in oil and gas revenue when the associated production occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses from commodity derivatives contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a commodity derivatives contract and actual oil and gas prices, a gain or loss would be recognized currently to the extent the commodity derivatives contract did not offset changes in actual oil and gas prices.

On January 1, 2001, Mallon adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and SFAS No. 138. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not meet specific hedge accounting criteria or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income/loss, a component of shareholders’ equity, to the extent the hedge is effective.

Li quidity and Capital Resources

Mallon’s operations are capital intensive. Historically, the principal sources of capital have been cash flow from operations, borrowings and proceeds from the sale of stock. Mallon’s principal uses of capital have been for the acquisition, exploration and development of oil and gas properties and related facilities.

Because Mallon’s production is predominantly natural gas, Mallon is particularly sensitive to changes in the price of natural gas. Historically, natural gas prices have experienced significant fluctuations and have been particularly volatile in recent years. Price fluctuations can result from variations in weather, levels of regional or national production and demand, availability of transportation capacity to other regions of the country and various other factors. Increases or decreases in natural gas prices received could have a significant impact on Mallon’s future results. If natural gas prices decline significantly from those received by Mallon at September 30, 2002, or if Mallon is unable to maintain production levels at its San Juan Basin properties, Mallon may have to implement additional cost cutting measures in both its administrative and operating areas.

Cash Flows

Mallon has generated net losses of $8.5 million, $31.4 million, $6.5 million and $2.8 million for the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000 and 1999, respectively. Cash flows from operating activities for the respective periods were ($1.4) million, $1.1 million, $4.0 million and $2.4 million.

Capital Requirements

During the nine months ended September 30, 2002, Mallon’s capitalized costs incurred in oil and gas producing activities were $1.5 million, principally relating to the drilling of four wells and the installation of artificial lift equipment.

Mallon plans to fund the capital requirements for the next 12 months with borrowings under the amended and restated credit agreement or joint venture arrangements. Mallon cannot be sure that any additional financing or joint ventures will be available on acceptable terms.

Credit Agreement

At September 30, 2002, Mallon was in non-compliance with certain provisions of the original credit agreement, including covenants requiring Mallon (i) to maintain projected net revenue attributable to its proved reserves in an amount sufficient to fully amortize the outstanding loan balance by its maturity date, (ii) to satisfy or discharge liens filed against its properties within 30 days of their filing, and (iii) to pay its trade debt within 90 days of its due date. Mallon’s failure to comply with the terms of the original credit agreement set forth in (i), (ii) and (iii) above constituted events of default under the original credit agreement. As a result of these events of default, Aquila could have accelerated Mallon’s obligations under the original credit agreement and declared all amounts outstanding thereunder, including interest, to be immediately due and payable. As discussed above, concurrently with the execution of the merger agreement, Aquila assigned all of its rights, title and interest in the original credit agreement to Black Hills. Immediately following the assignment of the original credit agreement, Mallon and Black Hills entered into the amended and restated credit agreement.

Under the terms of the amended and restated credit agreement, Black Hills agreed to advance to Mallon up to $3.7 million in additional funds to: (i) pay approximately $1.2 million to a subsidiary of Aquila in connection with the termination of certain swap agreements, (ii) pay approximately $1.5 million to settle the tax dispute with the Jicarilla Apache Indian Nation, and (iii) fund a portion of Mallon’s drilling program. The amounts advanced to fund a portion of Mallon’s drilling program may not exceed the difference between $2.5 million and the amount advanced to settle the tax dispute with the Nation. Mallon is prohibited from using the additional proceeds available under the amended and restated credit agreement except as set forth above. The provisions in the original credit agreement that entitled Aquila to receive payments upon a change of control of Mallon and provided the lender with the right to require Mallon to repurchase shares of Mallon common stock held by Aquila were removed from the amended and restated credit agreement.

Mallon may prepay amounts outstanding under the amended and restated credit facility plus accrued interest in whole or in part without premium or penalty; provided, however, that (i) if Mallon or its shareholders enter into any agreement that contemplates a change of control of Mallon or a sale of stock of Mallon that would result in a change of control, then on the date such agreement is entered into, Mallon is obligated to pay Black Hills $2.9 million in addition to, and contemporaneously with, payment of all amounts outstanding under the amended and restated credit agreement, plus accrued interest, and performance of all of its obligations under the amended and restated credit agreement and (ii) if within 105 days after Mallon has prepaid the amounts outstanding under the amended and restated credit agreement, Mallon or its shareholders enter into any agreement that contemplates a change of control of Mallon or a sale of stock of Mallon that would result in a change of control, and Mallon has not otherwise made the payment to Black Hills described in clause (i), then Mallon is required to pay such amount to Black Hills on the date such agreement is executed. The preceding sentence notwithstanding, if Mallon prepays amounts outstanding under the amended and restated credit facility and at the time of such prepayment, neither Mallon nor its shareholders are party to any agreement that contemplates a change of control of Mallon or a sale of stock of Mallon that would result in a change of control, and neither Mallon nor its shareholders enter into such an agreement within 105 days after such prepayment, then Mallon will not be obligated to make the payment to Black Hills described above.

Under the amended and restated credit agreement, Mallon and Mallon Oil are obligated to repay to Black Hills amounts described above and all additional amounts loaned to Mallon and Mallon Oil under the amended and restated credit agreement upon the loan termination date, which is the earlier to occur of (i) the date that is 60 days after the merger agreement is terminated by any party, for any reason, but in any case no later than June 30, 2003, (ii) the date Mallon and Mallon Oil have paid and performed in full of all their obligations under the amended and restated credit agreement and all other loan documents, (iii) the date on which Mallon, Mallon Oil or any of their affiliates enter into any agreement that contemplates a change of control of Mallon or Mallon Oil or a sale of stock of Mallon that would result in a change of control of Mallon, or (iv) the date on which Black Hills notifies Mallon or Mallon Oil of the acceleration of payment of all obligations owing under the amended and restated credit agreement because of the occurrence of an event of default under that agreement.

The amended and restated credit agreement requires Mallon to satisfy or discharge liens filed against its properties within 30 days of their filing. The failure to satisfy or discharge a lien claiming in excess of $500,000 within 30 days is an event of default under the credit agreement. Upon such an event of default, Black Hills may declare any or all obligations under the amended and restated credit agreement to be immediately due and payable. On July 16, 2002, the Jicarilla Apache Indian Nation delivered a notice of lien against Mallon’s property located on the Jicarilla Reservation to secure Mallon’s payment of approximately $1.6 million of assessed possessory interest tax, including penalties and interest. As of November 21, 2002, Mallon has paid the assessed possessory interest tax but not penalties and interest.

Black Hills agreed to waive certain of the requirements under the amended and restated credit agreement, including the requirements regarding (i) the truth and correctness of certain of Mallon’s representations and warranties and (ii) compliance with certain affirmative and negative covenants. Black Hills’ waiver is in effect until such time as the merger agreement is terminated by any of the parties thereto for any reason. If the merger agreement is terminated, Black Hills’ waiver will automatically cease to exist and Mallon will be required to (i) certify to Black Hills that all of the representations and warranties set forth in the amended and restated credit agreement are true and correct in all respects and (ii) comply with all of the covenants set forth in the amended and restated credit agreement. If the merger agreement is terminated, Mallon may not be able to comply with certain of the covenants set forth in the amended and restated credit agreement, including covenants requiring Mallon to satisfy or discharge all liens filed against its properties within 30 days of the filing of such lien and to pay its trade debt within 90 days of the due date of such debt. Failure to comply with the terms of the amended and restated credit agreement is an event of default and, if such an event of default is not cured, will give Black Hills the right to accelerate Mallon’s obligations and declare all amounts outstanding under the amended and restated credit agreement, including interest, to be immediately due and payable.

Mallon has classified all amounts owed under the amended and restated credit agreement as current at September 30, 2002 in the accompanying consolidated balance sheets. Mallon’s obligations under the amended and restated credit agreement are due and payable in full on the loan termination date. If the merger is not completed, Mallon may not have sufficient funds available to repay the amounts outstanding under the amended and restated credit agreement. In addition, Mallon may not be able to access additional funds to refinance its outstanding indebtedness on terms favorable to Mallon, or at all. Provided that the amended and restated credit agreement is not terminated prior to the completion of the merger, Mallon’s management believes that cash on hand, cash generated from operating activities, and borrowings available under the amended and restated credit agreement will be sufficient to meet Mallon’s cash requirements through June 30, 2003.

The amended and restated credit agreement is secured by substantially all of Mallon’s oil and gas properties and contains various covenants and restrictions, including covenants that could limit Mallon’s ability to incur additional debt, dispose of assets or change management. The weighted average interest rate for borrowings outstanding under the original credit agreement at September 30, 2002 was 7.75%. The weighted average interest rate for borrowings outstanding under the amended and restated credit agreement with Black Hills at October 1, 2002 was 8.75%. Payments of principal and interest are waived until such time as the merger agreement is terminated by any party for any reason.

Impairment Charges

In April 2000, Mallon was awarded a concession by the Government of Costa Rica to explore for oil and natural gas on approximately 2.3 million acres in the northeast quadrant of Costa Rica. In April 2002, a new president was elected in Costa Rica. At September 30, 2002, Mallon had complied with the requirements of the concession award and was ready to sign the requisite exploration contract. As a result of recent meetings with the new administration in November 2002, Mallon believes Costa Rica is unwilling to execute any contracts for the exploration of hydrocarbons. Mallon, therefore, determined that the carrying value of its unproved oil and gas properties in Costa Rica had been impaired and recorded a charge of $954,000 to write down its oil and gas properties in the nine months ended September 30, 2002.

H edging Activities

Mallon uses hedging instruments to manage commodity price risks. Mallon used energy swaps and other financial arrangements to hedge against the effects of fluctuations in the sales prices for oil and natural gas. Gains and losses on such transactions are matched to product sales and charged or credited to oil and gas sales when that product is sold. Management believes that the use of various hedging arrangements can be a prudent means of protecting its financial interests from the volatility of oil and gas prices. Under Mallon’s original credit agreement with Aquila, Mallon agreed to maintain price hedging arrangements in place with respect to up to 65% of its oil and gas production upon terms satisfactory to Mallon and Aquila. Mallon recognized hedging gains (losses) of $199,000 and $(3,684,000) in the nine months ended September 30, 2002 and 2001, respectively, and hedging gains (losses) of ($3,292,000), ($8,965,000) and ($102,000) for the years ended December 31, 2001, 2000 and 1999, respectively. These amounts are included in oil and gas sales in the consolidated statements of operations. All hedging instruments outstanding at September 30, 2002 were terminated on October 1, 2002 for a payment of $1,224,000. Under the amended and restated credit agreement, Black Hills has the right to require Mallon to enter into hedging agreements with respect to up to 65% of its oil and gas production. Currently, Mallon has no hedge agreements in place.

Contractua l Commitments and Obligations

In addition to the credit agreement with Aquila, Mallon had various other contractual obligations as of December 31, 2001. The following table lists Mallon’s significant liabilities at December 31, 2001 including the credit agreement:

Contractual Obligations

	Payments Due by Period
	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
	(In thousands)
Aquila Credit Agreement	$—	$26,711	$—	$—	$26,711
Lease obligation to Universal Compression, Inc.	500	4,067	—	—	4,567
Note payable to Bank One, Colorado	17	33	58	—	108
Operating leases	238	65	—	—	303

	$755	$30,876	$58	$—	$31,689

Mallon leases its corporate offices in Denver, Colorado under the terms of an operating lease, which expires in January 2003. Yearly payments under the lease are approximately $150,000. The office lease in Durango, Colorado represents a commitment of $26,000 per year through September 2004. The remaining operating lease commitments represent equipment leases, which expire during 2002 through 2003.

Impact of In flation

Inflation has not historically had a material impact on Mallon’s consolidated financial statements, and management does not believe that Mallon will be materially more or less sensitive to the effects of inflation than other companies in the oil and gas business.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

Mallon uses commodity derivative financial instruments, including swaps, to reduce the effect of natural gas price volatility on a portion of Mallon’s natural gas production. Commodity swap agreements are generally used to fix a price at the natural gas market location or to fix a price differential between a benchmark price of natural gas and the price of gas at its market location. Settlements are based on the difference between a fixed and a variable price as specified in the agreement. The following table summarizes Mallon’s derivative financial instrument position on its natural gas production as of September 30, 2002. The fair value of these instruments reflected below is the estimated amount that Mallon would have expected to receive or (pay) to settle the contracts as of September 30, 2002. Actual settlement of these instruments when they mature would have differed from the estimates reflected in the table. Gains or losses realized from these instruments are expected to be offset by changes in the actual sales price received by Mallon for its natural gas production. See “Hedging Activities” above.

Year	MMBtu	Fixed Price per MMBtu	Fair Value
2002	317,000	$2.55-$3.28	($452,000)
2003	996,000	$2.55	($1,499,000)
2004	852,000	$2.55	($1,130,000)

In addition, Mallon entered into basis swaps to fix the differential between the NYMEX price and the index price at which the hedged gas is to be sold for 2,165,000 MMBtu for 2002-2004 with a fair value of $330,000.

Under the original credit agreement with Aquila, Mallon was required to maintain price hedging arrangements in place with respect to up to 65% of its oil and gas production. Accordingly, at September 30, 2002, Mallon had price swaps covering 2,165,000 MMBtu of gas related to production for 2002-2004 at fixed prices ranging between $2.55-$3.28 per MMBtu. In addition, Mallon had outstanding at September 30, 2002 basis swaps to fix the differential between the NYMEX (Henry Hub) price and the index price at which the hedged gas is to be sold for 2,165,000 MMBtu for 2002-2004. As stated above, these hedging instruments were terminated in connection with the assignment of the original credit agreement to Black Hills.

Interest Rate Risk

The table below provides information about Mallon’s financial instruments sensitive to changes in interest rates, including debt obligations as of September 30, 2002. The table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Expected Maturity
(In thousands)

	2002	2003	2004	2005	2006	Thereafter	Fair Value
Long-term debt:
Fixed rate	$153	$586	$3,514	$17	$41	$—	$4,311
Average interest rate	12.7%	12.7%	12.8%	8.0%	8.0%	—
Variable rate	$—	$29,211	$—	$—	$—	$—	$29,211
Average interest rate	—	8.75%	—	—	—	—

Misc ellaneous

Mallon’s oil and gas operations are significantly affected by certain provisions of the Internal Revenue Code applicable to the oil and gas industry. Current law permits Mallon’s intangible drilling and development costs to be deducted currently, or capitalized and amortized over a five-year period. As an independent producer, Mallon is also entitled to a deduction for percentage depletion with respect to the first 1,000 barrels per day of domestic crude oil (and/or equivalent units of domestic natural gas) produced (if such percentage depletion exceeds cost depletion). Generally, this deduction is 15% of gross income from an oil and gas property, without reference to the taxpayer’s basis in the property. The percentage depletion deduction may not exceed 100% of the taxable income from a given property. Further, percentage depletion is limited in the aggregate to 65% of Mallon’s taxable income. Any depletion disallowed under the 65% limitation, however, may be carried over indefinitely.

INFORMATION ABOUT MALLON

General

Mallon is an independent energy company engaged in oil and natural gas exploration, development and production. Mallon conducts its operations through its wholly-owned subsidiary, Mallon Oil Company. Mallon operates primarily in the State of New Mexico, where all of its estimated proved reserves are located in the San Juan Basin. Mallon has been active in the San Juan Basin since 1984. As of December 31, 2001, Mallon’s proved reserves consisted of 53.1 billion cubic feet of natural gas and 27,800 barrels of crude oil, with a pre-tax PV-10 of $25.7 million.

Areas of Operations

Mallon is active in the San Juan Basin of northwestern New Mexico. At December 31, 2001, this area accounted for substantially all of Mallon’s approximately 53.3 Bcfe of estimated proved reserves. Mallon has been active in the San Juan Basin since 1984, where its primary area of interest is its East Blanco natural gas field. At December 31, 2001, Mallon owned interests in approximately 58,400 gross (55,000 net) acres of oil and gas properties in the San Juan Basin. Wells on this acreage produce from a variety of zones in the San Jose, Nacimiento, Ojo Alamo, Pictured Cliffs, Mesaverde, Mancos and Dakota formations.

East Blanco Field, Rio Arriba County, New Mexico

At December 31, 2001, Mallon owned interests in approximately 51,300 gross (50,000 net) acres in the East Blanco natural gas field on the eastern flank of the San Juan Basin. Mallon has been involved in the development of East Blanco Field since 1986. All production in the field has been natural gas. East Blanco wells typically contain reserves in one or more of the following productive zones: the Pictured Cliffs Sandstone at approximately 3,600 feet, the Ojo Alamo Sandstone at approximately 3,000 feet, the Nacimiento Formation at approximately 2,000 feet and the San Jose Formation at approximately 1,500 feet. The wells also penetrate the Fruitland Coal Formation at approximately 3,800 feet, which is productive in fields adjacent to East Blanco. The Lewis Shale, at approximately 5,500 feet, also underlies most of Mallon’s East Blanco acreage. Mallon operates all 134 of its East Blanco Field wells, in which it has an average working interest of approximately 94% and an average net revenue interest of approximately 75%. As of December 31, 2001, Mallon’s estimated proved reserves in East Blanco Field were approximately 52.3 Bcfe, or approximately 98% of its total estimated proved reserves.

Other San Juan Basin Fields

Gavilan Field, Rio Arriba County, New Mexico.    Mallon owns and operates seven wells in this field, in which its average working interest is approximately 44%. Mallon has leasehold interests in approximately 2,400 gross (1,260 net) acres in this field. Current production is primarily natural gas from the Mancos Shale at approximately 6,900 feet and from the Mesaverde Formation at approximately 5,400 feet. As of December 31, 2001, Gavilan Field contained approximately 0.7 Bcfe or approximately 1% of Mallon’s total estimated proved reserves.

Otero Field, Rio Arriba County, New Mexico.    Mallon owns and operates three wells in this field, in which its average working interest is approximately 95%. Mallon has leasehold interests in approximately 4,600 gross (3,700 net) acres in this field. The wells produce oil from the Mancos Shale at approximately 4,700 feet. As of December 31, 2001, Otero Field contained only a nominal portion of Mallon’s total estimated proved reserves.

Other Areas

All of Mallon’s oil and gas operations are currently conducted on-shore in the United States. In addition to the properties described above, Mallon has interests in properties in the states of Colorado, Oklahoma,

North Dakota and Alabama. While Mallon intends to continue to produce its existing wells in those states, Mallon currently does not expect to engage in any development activities in those areas. In April 2000, Mallon was awarded a concession by the Government of Costa Rica to explore for oil and natural gas on approximately 2.3 million acres in the northeast quadrant of Costa Rica. In April 2002, a new president was elected in Costa Rica. At September 30, 2002, Mallon had complied with the requirements of the concession award and was ready to sign the requisite exploration contract. As a result of recent meetings with the new administration in November 2002, Mallon believes Costa Rica is unwilling to execute any contracts for the exploration of hydrocarbons.

Gas Sweetening Plant

Mallon designed, constructed, owns and operates an amine plant to remove the hydrogen sulfide from the gas produced at East Blanco. This plant treats the majority of the natural gas Mallon produces at East Blanco. The plant’s current capacity is 32 MMcf per day. With added compression, the plant’s capacity can be increased to approximately 60 MMcf per day, without requiring substantial expansion.

Title to Properties; Acreage

Mallon believes it has satisfactory title to its oil and gas properties based on standards prevalent in the oil and gas industry, subject to exceptions that do not detract materially from the value of the properties. The following table summarizes Mallon’s oil and gas acreage holdings as of December 31, 2001:

	Developed		Undeveloped
Area	Gross	Net	Gross	Net
San Juan Basin	25,077	22,057	33,281	32,917
Other	6,440	930	1,688	156

Total	31,517	22,987	34,969	33,073

Summary Oil and Gas Reserve Data

The following table sets forth summary information concerning Mallon’s estimated proved oil and gas reserves as of December 31, 2001, based on a report prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. Netherland, Sewell & Associates, Inc. is referred to herein as the “Independent Engineer,” and its report is referred to herein as the “Reserve Report.” All calculations in the Reserve Report have been made in accordance with the rules and regulations of the SEC and give no effect to federal or state income taxes otherwise attributable to estimated future net revenues from the sale of oil and gas. The present value of estimated future net revenues has been calculated using a discount factor of 10%. The commodity prices used in this calculation were $1.92 per Mcf for natural gas and $16.50 per barrel for oil.

December 31, 2001
Proved Reserves:
Natural gas (MMcf)	53,139
Oil (MBbl)	28
Total (MMcfe)	53,307

Proved Developed Reserves:
Natural gas (MMcf)	37,635
Oil (MBbl)	16
Total (MMcfe)	37,731

PV-10 (in thousands)	$25,657

Drilling Activity

The following table reflects Mallon’s drilling activities for the years ended December 31, 1999, 2000 and 2001:

	Gross Wells			Net Wells
	Productive	Dry	Total	Productive	Dry	Total
1999	21	1	22	18.05	1.00	19.05
2000	27	1	28	26.72	1.00	27.72
2001	19	2	21	19.00	2.00	21.00

Recompletion Activity

The following table contains information concerning Mallon’s well recompletion activities for the years ended December 31, 1999, 2000 and 2001:

	Gross Wells			Net Wells
	Productive	Dry	Total	Productive	Dry	Total
1999	6	1	7	5.67	0.92	6.59
2000	10	0	10	8.42	0	8.42
2001	2	0	2.73		0.73

Productive Wells

The following table summarizes Mallon’s gross and net interests in productive wells at December 31, 2001. Net interests represented in the table are net “working interests,” which bear the cost of operations:

	Gross Wells			Net Wells
	Oil	Natural Gas	Total	Oil	Natural Gas	Total
San Juan Basin	4	139	143	3.39	127.54	130.93
Other	12	11	23.74		2.63	3.37

Total	16	150	166	4.13	130.17	134.30

Production and Sales

The following table sets forth information concerning Mallon’s total oil and gas production and sales for the years ended December 31, 1999, 2000 and 2001:

	Year Ended December 31
	2001	2000	1999
Net Production:
Natural gas (MMcf)	5,954	6,022	5,600
Oil (MBbl)	105	171	172
Total (MMcfe)	6,584	7,048	6,632
Average Sales Price Realized (1):
Natural gas (per Mcf)	$2.83	$2.10	$1.81
Oil (per Bbl)	$23.97	$24.43	$17.38
Per Mcfe	$2.94	$2.38	$1.98
Average Cost (per Mcfe):
Production tax and marketing expense	$0.56	$0.49	$0.25
Lease operating expense (2)	$1.27	$0.59	$0.52
Depletion	$0.98	$0.79	$0.65

(1)	Includes effects of hedging.
(2)	Lease operating expense in 2001 includes assessments for possessory interest taxes, interest and penalties of $2.2 million for 1998-2000 and $1.1 million for 2001 which Mallon is protesting.

Marketing

Mallon’s natural gas is generally sold on the spot market or pursuant to short-term contracts. Oil and liquids are generally sold on the open market to unaffiliated purchasers, generally pursuant to purchase contracts that are cancelable on 30 days notice. The price paid for this production is generally an established or posted price that is offered to all producers in the field, plus any applicable differentials. Prices paid for crude oil and natural gas fluctuate substantially.

Price Risk Management Transactions

Because future prices are difficult to predict, Mallon hedges a portion of its oil and gas sales to protect against market downturns. The nature of hedging transactions is such that producers forego the benefit of some price increases that may occur after the hedging arrangement is in place. Mallon nevertheless believes that hedging is prudent in certain circumstances in order to minimize the risk of falling prices.

Employees

As of November 15, 2002, Mallon had 22 full time employees, none of whom are represented by organized labor unions. Mallon considers its employee relations to be good.

Legal Proceedings

By letter dated October 16, 2002, Mallon has been advised by the Bureau of Land Management of the United States Department of Interior that Mallon’s operations on Jicarilla Contract 462 have been selected for review under the BLM’s Production Accountability Review/Audit Program. The final outcome of this matter cannot yet be predicted.

As of December 31, 2001, the Revenue and Taxation Department of the Jicarilla Apache Indian Nation issued to Mallon Possessory Interest Tax assessments for 1998, 1999, 2000 and 2001 totaling $3.3 million, as adjusted, including related penalties and interest. Mallon paid the assessments, but filed protests with the Nation taking the position that, among other things, certain rules and regulations promulgated in December 2000 by the Nation do not apply to the determination of Possessory Interest Tax for years prior to 2001. The protests were denied. Mallon has filed an appeal, which is pending. In March 2002, Mallon was assessed an additional amount of Possessory Interest Tax, which Mallon has not paid. During July 2002, the Nation delivered a notice of lien against the Mallon’s oil and gas properties located on the Nation’s reservation to secure Mallon’s payment of the 2002 assessment and related penalties and interest.

In mid-November 2001, the Minerals Management Service began an audit of the royalties payable by Mallon on production from certain oil and gas properties in which Mallon owns an interest. The final outcome of this matter cannot yet be predicted.

In June 2001, in connection with staff cuts that were part of general corporate reductions, Mallon terminated the employment of James Costalez. On August 14, 2001, Mr. Costalez filed a complaint in the Federal District Court for the District of New Mexico, in which he claims his employment was wrongfully terminated. On November 8, 2002, the parties settled all of their claims.

In 1992, the Minerals Management Service commenced an audit of royalties payable on production from certain oil and gas properties on and near the Nation’s reservation. Mallon owns an interest in some of the properties covered by the audit. The audit was initiated against Robert Bayless and others. Mr. Bayless was the operator of Mallon’s Jicarilla properties prior to 1997, when Mallon bought Mr. Bayless’ interests and took over operations. Mr. Bayless has continuing interests in properties covered by the audit in which Mallon has no interest. Although Mallon is now the operator of roughly half of the properties covered by the audit, it is not a direct party to the audit proceedings and the litigation that has grown out of them. In December 2000, administrative decisions were rendered in the case of Robert L. Bayless, MMS-98-0132-IND, relating to so-called “dual-accounting” and “major portion” matters. Mr. Bayless joined with one other producer (Merrion Oil & Gas Corporation) to appeal the administrative rulings by filing Bayless v. United States Department of the Interior, No. 1:01CV00393, in the United States District Court for the District of Columbia.

MANAGEMENT OF MALLON

The following are the members of Mallon’s board of directors and its executive officers:

Name	Age	Position
George O. Mallon, Jr.	58	Chairman of the Board, President and Chief Executive Officer
Roy K. Ross	51	Director, Executive Vice President, Secretary and General Counsel
Peter H. Blum	45	Director, Executive Vice President
Roger R. Mitchell	70	Director
Francis J. Reinhardt, Jr.	72	Director
Christopher H. B. Mills	50	Director
Alfonso R. Lopez	54	Vice President—Finance and Treasurer

The directors serve until the next annual meeting of shareholders.

Directors, Executive Officers and Key Employees

Following are brief descriptions of the business experience of Mallon’s directors and executive officers:

George O. Mallon, Jr. has been President and Chief Executive Officer of Mallon and Chairman of the Board of Mallon since December 1988, the date of Mallon’s organization. Mr. Mallon formed Mallon Oil Company in 1979. Mr. Mallon earned a B.S. degree in Business from the University of Alabama in 1965 and an M.B.A. degree from the University of Colorado in 1977.

Roy K. Ross has been a Director, Executive Vice President and General Counsel of Mallon since 1992. He was named Secretary of Mallon in 1997. From June 1976 through September 1992, Mr. Ross was an attorney in private practice with the Denver-based law firm of Holme Roberts & Owen. Mr. Ross is also Executive Vice President, Secretary, General Counsel and a director of Mallon Oil. Mr. Ross earned a B.A. degree in Economics from Michigan State University in 1973 and a J.D. degree from Brigham Young University in 1976.

Peter H. Blum became a Director of Mallon in January 1998. He became an Executive Vice President of Mallon in September 2001. Since October 1998, Mr. Blum, a financial consultant, has been President of Bear Ridge Capital LLC. From April 1997 to October 1998, Mr. Blum was Senior Managing Director, head of investment banking, for the investment banking firm Gaines, Berland Inc. From 1995 to 1997, Mr. Blum held the position of Managing Director, head of energy banking, with the investment banking firm Rodman & Renshaw, Inc. From 1992 to 1995, Mr. Blum held various positions with the investment banking firm Mabon Securities, Inc. Mr. Blum earned a B.B.A. degree in accounting from the University of Wisconsin in 1979. Mr. Blum serves as a director of Mitcham Industries, Inc., a provider of seismic data acquisition equipment to the oil and gas industry.

Roger R. Mitchell has been a Director of Mallon since 1990. Prior to 1989, Mr. Mitchell served as a co-general partner with Mallon of a series of private oil and gas drilling limited partnerships sponsored by Mallon. Mr. Mitchell has participated in or managed a number of real estate, insurance and investment companies, including Mitchell Management Company, which he currently owns. Mr. Mitchell earned a B.S. degree in Business from Indiana University in 1954 and an M.B.A. degree from Indiana University in 1956.

Francis J. Reinhardt, Jr. has been a Director of Mallon since 1994. Mr. Reinhardt has been a partner in the New York investment banking firm of Carl H. Pforzheimer & Co. since 1966. Mr. Reinhardt is a member and past president of the National Association of Petroleum Investment Analysts. Mr. Reinhardt is also a director of The Exploration Company of Louisiana, a public company engaged in the oil and gas business. Mr. Reinhardt holds a B.S. degree from Seton Hall University and an M.B.A. from New York University.

Christopher H. B. Mills has been a Director of Mallon since May 2002. Mr. Mills, of London, has been a Director of J.O. Hambro Capital Management, Mallon’s largest shareholder, since 1993. Mr. Mills was educated at Eton College and Guildhall University.

Alfonso R. Lopez joined Mallon in July 1996 as Vice President-Finance and Treasurer. Mr. Lopez was Vice President—Finance for Consolidated Oil & Gas, Inc. (now Chesapeake Energy Corporation) from 1993 to 1995. Mr. Lopez was a consultant from 1991 to 1992. Mr. Lopez was Controller for Decalta International Corporation, a Denver-based exploration and production company from 1981 to 1990. Mr. Lopez served as Controller for Western Crude Oil, Inc. (now Texaco Trading and Transportation, Inc.) from 1978 to 1981. Mr. Lopez is a certified public accountant and was with Arthur Young & Company (now Ernst & Young) from 1970 to 1978. Mr. Lopez earned a B.A. degree in Accounting and Business Administration from Adams State College in Colorado in 1970.

Donald M. Erickson, Jr. became Senior Vice President and General Manager of Mallon Oil in June 2001. Prior to that time Mr. Erickson was Vice President. Operations of Mallon Oil since February 1997. Mr. Erickson has more than 20 years of experience in oil field operations. Prior to joining Mallon, Mr. Erickson was Operations Manager for Presidio Exploration, Inc. (which was merged into Tom Brown Inc.) from December 1988 to January 1997. Mr. Erickson earned a Heating and Cooling Technical Degree from Central Technical Community College in Hastings, Nebraska in 1975 and has studied Mechanical Engineering at the University of Colorado, Denver.

The Mallon Board of Directors and its Committees

The business and affairs of Mallon are under the direction of its board of directors. For the year ended December 31, 2001, the Mallon board of directors held five meetings and acted by written consent two times. Each director attended all of the meetings, either in person or by means of a telephone conference connection, and all directors participated in all of the written consents. For the nine months ended September 30, 2002, the Mallon board of directors held five meetings and acted by written consent three times. Each director attended all of the meetings, either in person or by means of a telephone conference connection, and all directors participated in all of the written consents.

The Mallon board of directors has three standing committees, the Nominating Committee, the Compensation Committee and the Audit Committee. The Mallon board of directors has assigned certain advisory authority to each committee, but the ultimate decision-making and management responsibilities of Mallon remain with the full board of directors.

The Nominating Committee, which held one meeting during the year ended December 31, 2001 and one meeting during the nine months ended September 30, 2002, considers nominees for election to the Mallon board of directors and is comprised of Messrs. Mallon and Reinhardt.

The Audit Committee, which held one meeting during the year ended December 31, 2001 and one meeting during the nine months ended September 30, 2002, is currently comprised of Messrs. Mitchell and Reinhardt, each of whom is considered to be “independent” within the meaning of applicable regulations. The Audit Committee’s purpose is to oversee Mallon’s accounting and financial reporting policies and practices and to assist the Mallon board of directors in fulfilling its fiduciary and corporate accountability responsibilities. Mallon’s independent public accountants have unrestricted direct access to the members of the Audit Committee.

The Compensation Committee held one formal meeting and acted by unanimous written consent six times during the year ended December 31, 2001 and held one meeting and acted by unanimous written consent three times during the nine months ended September 30, 2002. As a result of the retirement of Mr. Douglass from the Mallon board of directors in April 2002, Mr. Reinhardt is the sole member of the Compensation Committee. The Compensation Committee’s purpose is to review the compensation paid to executive officers of Mallon and to make recommendations regarding executive compensation to the full board of directors.

Executive Compensation of Mallon

The following table summarizes certain information regarding compensation awarded to, earned by or paid by Mallon for services rendered for the year ended December 31, 2001 to its chief executive officer and its four other most highly compensated officers whose total compensation exceeded $100,000 for such year:

					Long Term Compensation		All Other Compensation ($)
Name and Principal Position	Year	Annual Compensation			Awards
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options (#)
George O. Mallon, Jr.	2001	190,000	165,434	—	—	132,000	2,625
Chief Executive Officer	2000	175,000	46,320	—	—	24,000	2,625
	1999	175,000	29,530	—	—	—	2,500

Roy K. Ross	2001	155,000	68,513	—	—	30,000	2,625
Executive Vice President	2000	140,000	21,625	—	—	9,384	2,625
	1999	140,000	13,390	—	—	—	2,500

Peter H. Blum	2001	42,221	5,969	—	2,910	97,500	1,187
Executive Vice President

Alfonso R. Lopez	2001	97,050	51,779	—	9,657	20,000	2,625
Treasurer	2000	97,050	14,924	—	—	8,000	2,625
	1999	92,400	9,465	—	—	—	2,500

Donald M. Erickson, Jr.	2001	121,500	66,427	—	18,026	50,000	2,625
Senior V.P. of Mallon Oil	2000	115,500	10,485	—	—	8,000	2,625
	1999	110,000	8,295	—	—	—	2,500

Stock Options Granted in 2001

The following table summarizes certain information regarding compensation awarded to, earned by or paid by Mallon for services rendered for the year ended December 31, 2001 to its chief executive officer and its four other most highly compensated officers:

	Individual Grants
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(1)
George O. Mallon, Jr.	132,000	27.8%	0.01	12/31/10	842,160
Roy K. Ross	30,000	6.3%	0.01	12/31/10	191,400
Peter H. Blum	97,500	20.5%	0.01	12/31/10	622,050
Alfonso R. Lopez	20,000	4.2%	0.01	12/31/10	127,600
Donald M. Erickson, Jr.	50,000	10.5%	0.01	12/31/10	319,000

(1)
The Grant Date Present Value of the options was determined using the Black-Scholes option-pricing model, using the following assumptions: risk-free interest rate—4.6%; expected life in years—6; expected volatility—99%; expected dividends—0.0%.

Stock Option Exercises and Fiscal Year End Values

The following table shows the number of shares covered by all exercisable and unexercisable stock options held by the named individuals as of December 31, 2001, as well as the value of unexercisable “in the money” options at that date:

Name	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options At December 31, 2001 (#)		Value of Unexercised In-The-Money Options At December 31, 2001 ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
George O. Mallon, Jr.	—	—	47,491	132,000	122,665	397,320
Roy K. Ross	—	—	75,560	33,128	38,395	99,715
Peter H. Blum	—	—	49,402	98,833	118,600	247,487
Alfonso R. Lopez	5,334	33,424	22,000	22,666	—	8,025
Donald M. Erickson, Jr.	—	—	25,334	52,666	76,255	158,525

(1)
Amounts shown represent aggregated fair market value at the share price on December 31, 2001 of $3.02 per share, less the aggregate exercise price of the unexercised “in the money” options held. These values have not been, and may never be, realized. Actual gains, if any, on exercise will depend on the value of the common stock on the date of exercise.

Equity Compensation Plan Information

The following table shows the number of shares of Mallon common stock issuable under Mallon’s equity compensation plans as of December 31, 2001:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans(1)
Equity Compensation Plans Approved By Shareholders	764,055	$2.10	—
Equity Compensation Plans Not Approved By Shareholders	—	—	—

(1)	Excludes securities to be issued upon exercise of outstanding options.

Equity Participation Plans.    Under the Mallon Resources Corporation 1988 Equity Participation Plan and the Mallon Resources Corporation 1997 Equity Participation Plan, shares of Mallon common stock have been reserved for issuance for various compensation purposes. The Plans are administered by the Compensation Committee. The terms of any awards made under the Plans are within the discretion of the Compensation Committee.

Employee Profit Sharing and Thrift Plan.    Mallon established the Mallon Resources Corporation 401(k) Profit Sharing Plan effective January 1, 1989. Mallon will match an employee’s contribution to the 401(k) Plan in an amount up to 25% of his or her eligible monthly contributions. Mallon may also contribute additional amounts at the discretion of the Compensation Committee, contingent upon its realization of earnings that, in the sole discretion of the Mallon board of directors, are adequate to justify a corporate contribution. The 401(k) Plan is open to all of Mallon’s full time employees who have attained the age of 21.

Director Compensation

Directors who are not also members of management are paid $2,000 for each meeting they attend. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in connection with attending meetings of the board of directors and its committees. In January 2001, as additional compensation for their service on the Mallon board of directors, the then non-management directors were each granted options to purchase 4,000 shares of Mallon common stock at an exercise price of $0.01 per share.

Employment Agreements

George O. Mallon, Jr., is employed as Chairman of the Board, Chief Executive Officer and President of Mallon pursuant to the terms of an employment agreement dated effective January 1, 2000. Mr. Mallon’s monthly salary under the agreement is currently $15,833.33. The term of the agreement is 36 months, provided that at the end of each month through December 31, 2002 or the earlier election of the Mallon board of directors, an additional month is automatically added to the term of the agreement. The agreement provides that upon a change in control of Mallon (such as the merger), Mr. Mallon may terminate all of his obligations under the agreement and receive in one cash payment from Mallon an amount equal to all base salary payments that would otherwise be paid to him under his employment agreement throughout the then remaining term of the agreement. Accordingly, if the merger is completed in January 2003, the severance payment payable to Mr. Mallon under his employment agreement will be $570,000; thereafter, the amount of severance payable to Mr. Mallon will be reduced by $15,833.33 for each month the completion of the merger is delayed.

Mr. Mallon has entered into a consulting agreement with Black Hills that will go into effect if the merger is completed. This agreement provides that, for a period of four years, Mr. Mallon will, when requested to do so by Black Hills, advise Black Hills regarding post-merger transition matters and issues related to business dealings and relations with the Jicarilla Apache Indian Nation, and other oil and gas matters in the San Juan Basin. For his services under this agreement, Mr. Mallon is to be paid $150,000 annually. The agreement also provides that Mr. Mallon is to receive a warrant to purchase up to 30,000 shares of Black Hills common stock at a price of $26.12 per share, which warrant will be exercisable for a period of ten years. During the term of his consulting agreement, Mr. Mallon will be prohibited from engaging in oil and gas business activities for his own account in the San Juan Basin without the prior consent of Black Hills.

Peter H. Blum is employed as Executive Vice President of Mallon pursuant to the terms of an employment agreement dated effective September 1, 2001. Compensation payable to Mr. Blum under the agreement consists of an annual salary (currently $120,000) and an annual bonus of not less than $25,000. The term of the agreement runs through August 31, 2004. The agreement provides that upon a change in control of Mallon (such as the merger), Mr. Blum may terminate all of his obligations under the agreement and receive in one cash payment from Mallon an amount equal to 200% of his annual base salary plus annual bonus. Accordingly, upon the occurrence of the merger, the severance payment to Mr. Blum under his employment agreement will be $290,000.

Mr. Blum has entered into a consulting agreement with Black Hills that will go into effect if the merger is completed. This agreement provides that, for a period of one year, Mr. Blum will, when requested to do so by Black Hills, advise Black Hills regarding financial matters. For his services under this agreement, Mr. Blum is to be paid $1,000 upon the completion of the merger. The agreement also provides that Mr. Blum is to receive a warrant to purchase up to 15,000 shares of Black Hills common stock at a price of $26.12 per share, which warrant will be exercisable for a period of ten years.

Roy K. Ross is employed as Executive Vice President, Secretary and General Counsel of Mallon pursuant to the terms of an employment agreement dated January 1, 2000, as amended. Mr. Ross’ monthly salary under the agreement is currently $12,916.67. The term of the agreement is 36 months, provided that at the end of each month through December 31, 2002 or the earlier election of the Mallon board of directors, an additional month is automatically added to the term of the agreement. The agreement provides that upon a change in control of Mallon (such as the merger), Mr. Ross may terminate all of his obligations under the agreement and receive in one cash payment from Mallon an amount equal to all base salary payments that would otherwise be paid to him under his employment agreement throughout the then remaining term of the agreement less $150,000 as provided in a November 25, 2002 amendment to his agreement that states Mallon will pay Mr. Ross an additional $150,000 in 2002 and will reduce the change in control payment by $150,000 at the time of the change in control. Accordingly, if the merger is completed in January 2003, the severance payment payable to Mr. Ross under his employment agreement will be $315,000; thereafter, the amount of severance payable to Mr. Ross will be reduced by $12,916.67 for each month the completion of the merger is delayed.

Mallon’s Severance and Sale Program provides that, upon a change in control of Mallon (such as the merger), each Mallon employee is to be paid a one time cash payment equal to one month of such employee’s standard wages in effect at the time of the change in control for each full year of his or her employment by Mallon, up to a maximum of six months’ wages. No payments under the foregoing provision will be paid to any employee who has an employment contract that provides for severance payments. In addition, upon any change in control of Mallon (such as the merger), two of Mallon’s non-employee directors (Roger R. Mitchell and Francis J. Reinhardt, Jr.) are each entitled to receive a one time cash payment of $100,000.

CERTAIN TRANSACTIONS OF MALLON

Set forth below is a description of certain transactions entered into between Mallon and certain of its directors, officers and shareholders.

Under Mallon’s “Stock Ownership Encouragement Program,” in August 1999, Messrs. Mallon and Ross borrowed $1,585,018 and $391,284, respectively, from Mallon that they used to exercise certain options owned by them. Messrs. Mallon and Ross issued promissory notes to Mallon in the noted amounts, which bore interest at the rate of 7.0% per annum, and were due August 31, 2004. In June 2001, the Compensation Committee reduced the amounts due under the notes to $230,548 and $56,914, respectively. In March 2002, Mr. Ross conveyed to Mallon his interest in certain Costa Rica real property in exchange for his promissory note. In April 2002, Mr. Mallon conveyed to Mallon an undivided 1% interest in Deep Gas in exchange for his promissory note. As of September 30, 2002, there were no outstanding notes receivable from any of Mallon’s directors or executive officers.

For a description of additional transactions entered into between Mallon and certain of its directors, officers and shareholders, see “The Merger—Interests of Certain Persons in the Merger” on pages 35-37.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF MALLON

Section 16(a) of the Securities Exchange Act of 1934 requires Mallon’s directors, executive officers and persons who beneficially own more than 10% of Mallon common stock to file reports of ownership and subsequent changes in ownership with the SEC. Mallon believes that all reports required to be filed by such persons under Section 16(a) with respect to the fiscal year ended December 31, 2001 and the nine months ended September 30, 2002 have been timely filed.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS OF MALLON

The following table sets forth information concerning the beneficial ownership of shares of Mallon common stock as of November 15, 2002, by (a) each shareholder known to Mallon to own of record or beneficially more than 5% of Mallon’s outstanding common stock; (b) Mallon’s chief executive officer; (c) each of Mallon’s directors; and (d) all of Mallon’s directors and executive officers as a group:

Name and address(1)	Number of shares		Percent Owned
George O. Mallon, Jr.	793,025	(2)	7.37%
Roy K. Ross	142,279	(3)	1.32%
Peter H. Blum	195,735	(4)	1.82%
Roger R. Mitchell	70,813	(5)	*
Francis J. Reinhardt, Jr.	162,586	(6)	1.51%
Christopher H. B. Mills	—	(7)	*
Rutabaga Capital Management	603,400	(8)	5.61%
J.O. Hambro Capital Management Limited	1,777,200	(9)	16.49%
All officers and directors as a group (7 persons)	1,410,604	(10)	12.93%

*	Less than 1%
(1)
The address of Messrs. Mallon, Ross, and Blum is 999 18th Street, Suite 1700, Denver, CO 80202. The address of Mr. Mitchell is 113 Cypress Cove Lane, Mooresville, NC 28117. The address of Mr. Reinhardt is 650 Madison Ave., 23rd Floor, New York, NY 10022. The address of Rutabaga Capital Management is 64 Broad Street, 3rd Floor, Boston, MA 02109. The address of Mr. Mills and of J.O. Hambro Capital Management Limited is Ryder Court, 14 Ryder Street, London SW1Y 6QB, England.

(2)	Includes 8,666 shares owned by Mr. Mallon’s wife. Includes 6,666 shares that could be acquired by Mr. Mallon upon the exercise of immediately exercisable warrants that he holds.
(3)	Includes 62,788 shares that could be acquired by Mr. Ross upon the exercise of immediately exercisable stock options and warrants that he holds.
(4)	Includes 11,735 shares that could be acquired by Mr. Blum upon the exercise of immediately exercisable stock options that he holds.
(5)	Includes 23,736 shares that could be acquired by Mr. Mitchell upon the exercise of immediately exercisable stock options that he holds.
(6)	Includes 26,401 shares that could be acquired by Mr. Reinhardt upon the exercise of immediately exercisable stock options and warrants that he holds.
(7)	Does not reflect shares held by J. O. Hambro Capital Management Limited, of which Mr. Mills is a director.
(8)	Based on information contained in SEC filings.
(9)	Based upon information supplied by J.O. Hambro Capital Management Limited.
(10)	Includes 153,326 shares that could be acquired upon the exercise of immediately exercisable stock options and warrants.

SHAREHOLDER PROPOSALS

If the merger is completed, there will be no 2003 annual meeting of Mallon shareholders. However, if the merger is not completed as intended, any Mallon shareholder who intends to present a proposal at Mallon’s 2003 annual meeting of shareholders for inclusion in the proxy statement and form of proxy relating to that meeting is advised that the proposal must be received by Mallon at its principal executive office on or before May 15, 2003. Mallon will not be required to include in its proxy statement a form of proxy or shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by regulations of the SEC. Even if proper notice is received on a timely basis, the proxies named in management’s proxy for that meeting may nevertheless exercise their discretionary authority with respect to such matter by advising shareholders of such proposal and how they intend to exercise their discretion to vote on such matter to the extent permitted under Rule 14a-4(c)(2) of the Securities Exchange Act of 1934, as amended.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the merger, Merger Sub will be merged with and into Mallon with Mallon continuing as the surviving corporation, which will be a wholly-owned subsidiary of Black Hills. Mallon shareholders will become shareholders of Black Hills. Mallon is a Colorado corporation and Black Hills is a South Dakota corporation. The rights of Mallon shareholders are currently governed by the CBCA, Mallon’s articles of incorporation and bylaws. As shareholders of Black Hills, their rights will be governed by the South Dakota Business Corporation Act, or the SDCA, and by Black Hills’ articles of incorporation and bylaws. The following is a summary comparison of the material differences between the rights of current Mallon shareholders under the CBCA and Mallon’s articles and bylaws and the rights of Black Hills shareholders under the SDCA and Black Hills’ articles and bylaws. This section does not include a complete description of all the differences among the rights of all shareholders, nor does it include a complete description of the specific rights of the shareholders. This summary is qualified in its entirety by reference to the full text of Mallon’s articles of incorporation and bylaws, and Black Hills’ articles of incorporation and bylaws. Furthermore, the description of the differences between the CBCA and the SDCA is a summary only, is not a complete description of the differences between the CBCA and the SDCA, and is qualified in its entirety by reference to the CBCA and the SDCA.

Authorized Common Stock

The Mallon articles authorize 25 million shares of Mallon common stock, par value $0.01, 10,779,718 of which were issued and outstanding, as of November 21, 2002, and 10 million shares of Mallon preferred stock, none of which is outstanding. Mallon’s board of directors is authorized to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each series and to fix the designation, rights, preferences and limitations of the shares of preferred stock of each series.

The Black Hills articles authorize 125 million shares of capital stock, consisting of 100 million shares of Black Hills common stock, par value $1.00 per share, 26,887,446 of which were issued and outstanding, as of October 31, 2002, and 25 million shares of Black Hills preferred stock, no par value, 5,177 of which were outstanding, as of October 31, 2002. Black Hills’ board of directors is authorized to provide for the issuance of shares of preferred stock in series and to establish from time to time the number of shares to be included in such series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions of the shares of preferred stock of each series.

Directors

The CBCA permits the articles of incorporation or the bylaws of a corporation to govern the number and term of directors. The Mallon articles of incorporation and bylaws provide that the board of directors shall consist of not less than three nor more than ten directors, as fixed by resolution of the board of directors. As set forth in Mallon’s articles of incorporation and bylaws, directors are elected at the annual meeting of the shareholders and each director so elected will hold the office until his successor is duly elected and qualified or until his earlier death, resignation or removal. The Mallon board of directors currently consists of six directors.

The SDCA permits the articles of incorporation or the bylaws of a corporation to govern the number and term of directors. The Black Hills articles of incorporation and bylaws provide that the number of directors shall not be less than nine, provided that the board of directors may change the number of directors by amendments to its bylaws and provided that any holders of any one or more series of preferred stock shall have the right, voting separately as a class, to elect one or more directors. The number of directors would be increased to the extent necessary to effect such preferred stock voting rights. Black Hills’ directors are elected at the annual meeting of its shareholders and each director so elected will hold office until his successor is duly elected and qualified or until his earlier death, resignation or removal. The Black Hills articles and bylaws, the Black Hills board of directors currently consists of nine directors that are divided into three classes of directors. The directors of each class are elected for three-year terms, with the three classes staggered so that directors from a single class are elected at each annual meeting of the shareholders.

Removal

In accordance with the CBCA, Mallon’s bylaws provide that any director may be removed with or without cause by the vote of the shareholders holding a majority of shares then entitled to vote at an election of directors, at a meeting called expressly for the purpose of removal of the director, except that if certain shareholders are entitled to elect one or more directors by the provisions of the Mallon articles of incorporation, then the removal of such directors will require the vote of the shareholders holding a majority of the shares entitled to elect those directors.

The Black Hills articles of incorporation and bylaws provide that a director may be removed from office prior to the expiration of his or her term only for cause and by a vote of the majority of the total number of members of the board of directors without including the vote of the director who is the subject of the removal. The SDCA is silent regarding the removal of directors.

Vacancy

Pursuant to the CBCA and Mallon’s bylaws, any vacancy in the Mallon board of directors shall be filled by the affirmative vote of a majority of the remaining directors though less than a quorum, or by the affirmative vote of two directors if there are only two directors remaining, or by a sole remaining director, or by the shareholders if there are no directors remaining.

In accordance with the SDCA and Black Hills’ articles of incorporation and bylaws, any vacancies in the Black Hills’ board of directors may be filled by a majority of the remaining directors though less than a quorum and a director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Special Meetings of Shareholders

The CBCA provides that the board of directors or the person or persons authorized by the bylaws of the corporation or by a resolution of the board of directors may call a special meeting of the shareholders. The Mallon bylaws provide that the president, the board of directors, or the president at the request of the holders of not less than ten percent of all outstanding shares of Mallon, may call a special meeting of the shareholders.

The SDCA provides that the president, the board of directors, the holders of not less than ten percent of all shares entitled to vote at a special meeting, or such other persons as may be provided in the articles of incorporation or the bylaws of the corporation, may call a special meeting of the shareholders. The Black Hills bylaws provide that all special meetings of the shareholders may be called by a majority of the board of directors.

Notice of Meetings; Certain Proposals

The bylaws of both Mallon and Black Hills provide that to be properly brought before an annual meeting or a special meeting of the shareholders, the proposed business to be conducted at the meeting must be specified in the notice of the meeting. Pursuant to the Mallon and Black Hills bylaws, proper written notice should also include the place, day and hour of the meeting and be sent to all shareholders of record at least ten days in advance of the annual or special meeting, except for meetings addressing an increase of the capital stock of either Mallon or Black Hills, then notice must be sent at least 30 days prior to such meeting for Mallon and at least 60 days prior to such meeting for Black Hills.

Amendment to Articles of Incorporation

Under the CBCA, a corporation may amend its articles at any time to add or change a provision that is required or permitted in the articles or to delete a provision not required in the articles. The board of directors may amend the articles of incorporation without shareholder approval to effect certain limited technical amendments. In all other cases, an amendment to the articles must be proposed by the board of directors, or shareholders holding at least 10% of the shares entitled to vote, and approved by the affirmative vote of the shareholders holding a majority of the votes cast with respect to the amendment. The CBCA provides that a shareholder does not have any vested rights resulting from any provision in the articles, including any provision relating to management, control, capital structure, dividend entitlement, purpose or duration of the corporation.

Under the SDCA, a proposed amendment to the articles requires a resolution adopted by the board of directors and subsequently submitted to the shareholders of the corporation at a special meeting or annual meeting and the proposed amendment shall be adopted upon receiving the affirmative vote of the holders of a majority of the shares entitled to vote thereon. Notwithstanding the foregoing, the SDCA provides that if the corporation has only one class of shares outstanding, an amendment solely to change the number of authorized shares to effectuate a split of, or stock dividend in, the corporation’s own shares, or solely to do so and to change the number of authorized shares in proportion thereto, may be adopted by the board of directors, and the provisions for adoption by shareholders do not apply unless otherwise provided by the articles.

Amendment to Bylaws

The CBCA and Mallon’s bylaws provide that the directors may amend or repeal the bylaws of the corporation unless the articles of incorporation or the CBCA expressly reserves such power to amend or repeal such bylaws exclusively to the shareholders. The shareholders may also amend or repeal the bylaws even though the bylaws may be amended or repealed by the directors.

The SDCA provides that the directors may amend or repeal the bylaws of the corporation unless the articles of incorporation reserve such right to amend or repeal the bylaws to the shareholders. In accordance with the SDCA, the Black Hills bylaws provide that the bylaws may be altered, amended or repealed at any meeting of the board of directors by the affirmative vote of a majority of the whole board of directors.

State Takeover Legislation

Colorado

The CBCA does not have a provision that addresses certain control share acquisitions or corporate takeover actions regarding business combinations with interested shareholders.

South Dakota

Control Share Acquisitions.    The South Dakota Domestic Public Corporation Takeover Act, or the Takeover Act, Section 47-33 of the SDCA, governs certain control share acquisitions for domestic public companies. The Takeover Act generally provides that shares of a domestic public company acquired by an acquiring person in a control share acquisition that exceed certain thresholds of voting power, as set forth below, will have the same voting rights as other shares of the same class or series only if approved by a resolution of shareholders at a special or annual meeting of shareholders. The resolution must be approved by:

•	The affirmative vote of the holders of the majority of all outstanding shares entitled to vote, including all shares held by the acquiring person; and

•	The affirmative vote of the holders of the majority of all outstanding shares entitled to vote, excluding all interested shares.

The voting thresholds that require shareholder approval before the acquiring person may exercise a new range of voting powers with respect to the shares acquired in excess of such thresholds are 20%, 33 1/3%, and 50%, respectively. The resolution of the shareholders described above must be approved each time an acquiring person reaches a threshold in order to enable the acquiring person to exercise that new range of voting powers with respect to the shares acquired that exceed such threshold.

Business Combinations.    Section 47-33-17 of the Takeover Act, prohibits a publicly held South Dakota corporation from engaging in a business combination with an interested shareholder, as those terms are defined in the Takeover Act, for a period of four years following the date that person became an interested shareholder unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner.

Black Hills has elected in its articles not be to subject to the above takeover provisions of South Dakota law.

Rights Plan

On April 22, 1997, Mallon adopted a shareholder rights plan and entered into a rights agreement with Securities Transfer Corporation as rights agent. Under the Mallon rights agreement, one right, referred to as the Mallon right, attaches to each outstanding Mallon common share. Each Mallon right, when exercisable, entitles its registered holder to purchase from Mallon one share of Mallon common stock at an exercise price of $40.00, subject to adjustment. The Mallon rights become exercisable only if a person or group acquires 20% or more of the outstanding Mallon common stock or announces a tender offer for 20% or more of the outstanding Mallon common stock, subject to certain exceptions specified in the Mallon rights agreement. The Mallon rights agreement has been amended so that neither the execution of the merger agreement with Black Hills nor the completion of the merger contemplated thereby will result in the Mallon rights being exercised, distributed or triggered.

Black Hills has not adopted a rights plan.

Liability of Directors

Both Colorado and South Dakota laws allow for elimination or limitation of the liability of a director to the corporation or its shareholders in certain circumstances. The CBCA and the SDCA provide that a corporation’s articles of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty, except for cases of a breach of the director’s duty of loyalty, instances where the director received an improper personal benefit, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or unlawful distributions. The SDCA also provides that a director’s liability may not be eliminated or limited in instances where the director voted, or assented to, the purchase of the corporation’s shares in violation of certain provisions as set forth in the SDCA, the distribution of assets to shareholders during the liquidation of the corporation without discharging known debts or making adequate provisions for known outstanding obligations and liabilities or the making of a loan to an officer or director of the corporation until the loan is repaid.

Mallon’s articles of incorporation and Black Hills’ articles of incorporation provide for elimination of director and officer liability to the fullest extent allowed by Colorado and South Dakota law, respectively.

Indemnification of Directors and Officers

The CBCA and Mallon’s articles and the SDCA and Black Hills’ articles generally provide that a corporation may through, among other means, a majority vote of a quorum of disinterested directors, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is serving at the request of the corporation as a director, officer, employee, or agent of another corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, with respect to actions by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. A director or officer who is successful, on the merits or otherwise, in defense of any proceeding subject to the CBCA’s or SDCA’s indemnification provisions must be indemnified by the corporation for reasonable expenses incurred in connection therewith, including attorneys’ fees.

Dissenters’ Rights

Under the CBCA, shareholders have the right to dissent and receive payment in cash of the fair value of their stock in the event of a merger or a sale of substantially all of the property of the corporation not made in the usual and regular course of business in lieu of the consideration such shareholder would otherwise receive in such transaction. However, shareholders do not have such dissenters’ rights if they hold shares that are listed on a national securities exchange or designated as a national market system security of the National Association of Securities Dealers automated quotation system, or held of record by more than 2,000 shareholders and if, among other things, the consideration they receive for their shares consists of (a) shares of stock of the corporation surviving or resulting from such merger or consolidation, (b) shares of stock of any other corporation which at the effective date of the merger will be either listed on a national securities exchange or designated as a national market system security of the National Association of Securities Dealers automated quotation system, or held of record by more than 2,000 shareholders, (c) cash in lieu of fractional shares of the corporations described in clause (a) or (b) of this sentence, or (d) any combination of shares of stock and cash in lieu of fractional shares described in the foregoing clauses (a), (b) and (c). Under the CBCA, if a proposed corporate action creating dissenters’ rights is submitted to a vote at a shareholders’ meeting and if notice of dissenters’ rights has been given to such shareholders in connection with the corporate action, a shareholder who wishes to assert dissenters’ rights shall provide to the corporation, before the vote is taken, written notice of the shareholder’s intention to demand payment for the shareholder’s shares and shall not vote the shares in favor of the proposed corporate action. Failure to provide written notice to the corporation of the intention to demand payment for the shareholder’s shares prior to the vote or failure to refrain from voting the shareholder’s shares in favor of the corporate action shall result in the loss of the right to demand payment for the shareholder’s shares. Under the CBCA, any corporation may provide in its bylaws or by resolution that dissenters’ rights shall be available for any corporate action by the board of directors. The Mallon articles do not provide for such specific dissenters’ rights.

Under the SDCA, shareholders have the right to dissent and receive payment in cash of the fair value of their stock in the event of, among other things, a merger, a sale of substantially all of the corporation’s assets, a consolidation, an amendment to the articles which materially and adversely affects the rights attached to the shares of the dissenting shareholder, or any provision of the articles, bylaws or resolution by the board of directors that provides dissenting shareholders with the right to obtain payment for their shares in lieu of the consideration such shareholder would otherwise receive in such transaction. The right to receive payment does not apply to the shareholders of the surviving corporation in a merger if the vote of the shareholders of such corporation is not necessary to authorize the merger. Under the SDCA, if a proposed corporate action creating dissenters’ rights is submitted to a vote of the shareholders, the corporation must provide notice of meeting and notify all shareholders that they have or may have a right to dissent and obtain payment for their shares. If the proposed corporate action creating dissenters’ rights is submitted to a vote at a meeting of the shareholders, then any shareholder who wishes to dissent and obtain payment for his shares shall file with the corporation, prior to the vote, a written notice of intention to demand that he be paid fair compensation for his shares if the proposed action is effectuated, and shall refrain from voting his shares in approval of such action. Failure to file written notice prior to the vote or failure to refrain form voting his shares in favor of such action shall result in the shareholder having no right to obtain payment for the shares.

Holders of Black Hills common stock will not have appraisal rights under the SDCA as a result of the merger or the transactions contemplated by the merger because their vote is not necessary to authorize the merger.

Inspection of Books and Records

Under the CBCA, any person who has been a shareholder of a Colorado corporation for at least three months immediately preceding a demand, or any person holding or authorized in writing by the holders of, at least five percent of all the corporation’s outstanding shares, upon at least five business days’ prior written demand detailing a particular purpose reasonably related to that person’s interest as a shareholder, is entitled to inspect, during reasonable business hours, certain corporate records regarding board of directors and shareholder meetings, accounting records of the corporation and a stock ledger containing the names of all persons who are shareholders, places of residence, and the number of shares held by each shareholder respectively. Notwithstanding the foregoing, any shareholder of a Colorado corporation may, upon at least five business days’ prior written demand, inspect, during reasonable business hours, among other things, the corporation’s articles, bylaws, any minutes taken at any shareholder meeting or any action by the shareholders taken without a meeting during the previous three years, a list of the names and business addresses of the directors and officers of the corporation, and all financial statements prepared for periods ending during the prior three years.

Under the SDCA, any person who shall have been a shareholder of record for at least six months immediately preceding his demand or who shall be the holder of record of at least five percent of all the outstanding shares of a corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person, or by agent or attorney, at any reasonable time or times, for any proper purpose, its books and records of account, minutes and record of shareholders and to make extracts therefrom.

Vote Required for Mergers

Under the CBCA, unless otherwise required by the CBCA, the articles, bylaws, or the board of directors, a merger shall be approved by a majority of all the votes entitled to be cast by the shareholders. The Mallon articles and bylaws do not contain any specific provisions relating to shareholder approval of mergers where an interested party, a party holding more than 9% of the outstanding shares, is not involved. Article 3 of the Mallon articles provides that in specific corporate actions involving an interested party, a party holding more than 9% of the outstanding shares of the corporation, shall require the affirmative vote by the holders of at least 80% of the outstanding shares entitled to vote in the election of directors; provided, however, that those shares entitled to vote on the corporate action involving an interested 9% shareholder shall not include any shares beneficially owned by such interested 9% shareholder.

Under the SDCA, the affirmative vote of the holders of a majority of the shares in each class entitled to vote to approve a merger is required to approve a plan of merger. The Black Hills articles and bylaws do not contain any specific provisions relating to shareholder approval of mergers where an interested party, a party holding more than ten percent of the outstanding shares, is not involved. Article VII of the Black Hills articles provides that in specific corporate actions involving shareholders holding ten percent or more of the outstanding shares, the affirmative vote of the holders of at least 80% of the outstanding shares, which are entitled to vote in the election of directors generally, is required to approve such corporate actions.

EXPERTS

The financial statements incorporated in this prospectus by reference from Black Hills’ Form 8-K filed on November 25, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an emphasis of the matter paragraph relating to the adoption of Statement of Financial Accounting Standard No. 133), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of Mallon incorporated in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The financial statements of Mallon incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Arthur Andersen LLP has not consented to the inclusion of their report in this proxy statement/prospectus, and Mallon has not obtained their consent to do so in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their report in this proxy statement/prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

Certain information with respect to the oil and natural gas reserves associated with Mallon’s oil and natural gas properties is derived from the reports of Netherland, Sewell & Associates, Inc., independent consulting petroleum engineers, and has been included in this registration statement upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

Certain information with respect to the oil and natural gas reserves associated with Black Hills’ oil and natural gas properties is derived from the reports of Ralph E. Davis Associates, Inc., independent consulting petroleum engineers, and has been included in this registration statement upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the Black Hills common stock offered hereby will be passed upon by Steven J. Helmers, General Counsel of Black Hills Corporation. In addition, Holland & Hart LLP and Holme Roberts & Owen LLP have delivered opinions to Black Hills and Mallon respectively, as to certain tax matters.

GLOSSARY OF OIL AND GAS TERMS

AFE.    Authority for expenditure.

Bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

Bcf.    Billion cubic feet.

Btu.    British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Development location.    A location on which a development well can be drilled.

Development well.    A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

Dry hole.    A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

Estimated future net revenues.    Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

Exploratory well.    A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

Gross acres.    An acre in which a working interest is owned.

Gross well.    A well in which a working interest is owned.

MBbl.    One thousand barrels of crude oil or other liquid hydrocarbons.

Mcf.    One thousand cubic feet.

Mcfe.    One thousand cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas (including natural gas liquids) to one Bbl of crude oil or condensate.

MMBbl.    One million barrels of crude oil or other liquid hydrocarbons.

MMBtu.    One million Btus.

MMcf.    One million cubic feet.

MMcfe.    One million cubic feet of natural gas equivalent.

Net acres or net wells.    The sum of the fractional working interests owned in gross acres or gross wells.

PV-10 or present value of estimated future net revenues.    Estimated future net revenues discounted by a factor of 10% per annum, before income taxes and with no price or cost escalation or de-escalation, in accordance with guidelines promulgated by the SEC.

Production costs.    All costs necessary for the production and sale of oil and gas, including production and ad valorem taxes.

Productive well.    A well that is producing oil or gas or that is capable of production.

Proved developed reserves.    Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved reserves.    The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Proved undeveloped reserves.    Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Recompletion.    The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

Undeveloped acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

Working interest.    The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

WHERE YOU CAN FIND MORE INFORMATION

Black Hills has filed with the SEC a Registration Statement on Form S-4 under the Securities Act of 1933 that registers the issuance of the shares of Black Hills common stock in the merger to Mallon shareholders. This document is part of that registration statement and constitutes a prospectus of Black Hills and a proxy statement for Mallon. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Black Hills and Mallon. You can inspect and copy the registration statement at the addresses below or you can review it on the SEC’s website as set forth above.

In addition, Black Hills and Mallon file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Securities and Exchange Commission
Public Reference Room
450 Fifth Street, N.W.
Washington, DC 20549

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Black Hills and Mallon, who file electronically with the SEC. The address of that website is http://www.sec.gov. You can also inspect records, proxy statements and other information about Black Hills at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Black Hills

The SEC allows Black Hills to “incorporate by reference” the information it files with them, which means:

—	incorporated documents are considered part of this prospectus;

—	Black Hills can disclose important information to you by referring you to those documents; and

—	information that Black Hills files with the SEC will automatically update and supersede this incorporated information.

Black Hills incorporates by reference the documents listed below:

(1)	Its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001 excluding portions which are superceded by its Current Report on Form 8-K dated November 25, 2002;

(2)	Its Quarterly Reports on Form 10-Q and 10–QA for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

(3)	Its Current Reports on Form 8-K filed May 31, 2002, August 13, 2002, October 10, 2002 and November 25, 2002;

(4)	The description of its common stock included in its Registration Statement on Form S-1 (Registration No. 333-57440) filed on March 22, 2001; and

(5)	Its Proxy Statement filed April 15, 2002.

Black Hills also incorporates by reference each of the following documents that it will file with the SEC after the date of the initial filing of the Registration Statement and prior to the time of the sale of all of the securities offered by this prospectus:

—	Reports filed under Sections 13(a) and (c) of the Exchange Act;

—	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders meeting;

—	Any reports filed under Section 15(d) of the Exchange Act; and

—	Any reports filed under the Exchange Act after the initial filing date of this Registration Statement and prior to effectiveness of the registration statement.

Mallon

The SEC allows Mallon to “incorporate by reference” the information it files with them, which means:

—	incorporated documents are considered part of this prospectus; and

—	Mallon can disclose important information to you by referring you to those documents.

Mallon incorporates by reference the documents listed below:

(1)	Its Annual Report on Form 10-K for the year ended December 31, 2001;

(2)	Its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002; and

(3)	Its Current Reports on Form 8-K filed February 2, 2002; April 11, 2002; May 2, 2002; June 30, 2002; July 22, 2002; July 25, 2002; July 30, 2002; and October 2, 2002.

You may read and copy this information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information about the reference room. This information is also available through the Internet at the Edgar database maintained by the SEC at http://www.sec.gov and at the offices of the New York Stock Exchange.

You can obtain any of the documents files by Black Hills or Mallon with the SEC through Black Hills or Mallon, as the case may be, or from the SEC through the SEC’s website or Public Reference Room at the address described above. Documents are available from the companies without charge, excluding any exhibits to those documents. You can obtain documents filed as an exhibit with this document by requesting them in writing or by telephone from the appropriate company at the following address:

Black Hills Corporation 625 Ninth Street Rapid City, South Dakota 57701 (605) 721-1700	Mallon Resources Corporation 999 18th Street, Suite 1700 Denver, Colorado 80802 (303) 293-2333

WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION ABOUT THE MERGER OR OUR COMPANIES THAT DIFFERS FROM OR ADDS TO THE INFORMATION CONTAINED IN THIS DOCUMENT. THEREFORE, IF ANYONE SHOULD GIVE YOU ANY DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU LIVE IN A JURISDICTION IN WHICH IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS DOCUMENT, OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS DOCUMENT DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE INDICATED ON THE COVER OF THIS DOCUMENT UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

ANNEX A

AGREEMENT AND PLAN OF MERGER

Dated as of October 1, 2002

by and among

BLACK HILLS CORPORATION (“BH”),

BLACK HILLS ACQUISITION CORP. (“Merger Sub”),

and

MALLON RESOURCES CORPORATION (“MRC”)

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List of Exhibits

Exhibit 6.14(a)	Voting Agreement
Exhibit 6.14(b)	Affiliate Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 1, 2002, is by and among BLACK HILLS CORPORATION, a South Dakota corporation (“BH”), BLACK HILLS ACQUISITION CORP., a Colorado corporation and subsidiary of BH (“Merger Sub”), and MALLON RESOURCES CORPORATION, a Colorado corporation (“MRC”).

Recitals

A.    The Boards of Directors of BH and MRC deem it advisable and in the best interests of each corporation and its respective shareholders that BH and MRC combine in order to advance the long-term business interests of BH and MRC.

B.    The combination of BH and MRC shall be effected by the terms of this Agreement through a merger in which Merger Sub will merge with and into MRC, and pursuant thereto the issued and outstanding shares of MRC’s common stock (other than the shares excluded from such conversion by the terms of this Agreement) will be converted into the right to receive shares of BH’s common stock.

C.    For federal income tax purposes, it is intended that the merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and this Agreement constitutes a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

D.    Certain capitalized and other terms used in this Agreement are defined in Section 9.08 and are used herein with the meanings ascribed to them therein.

Agreement

In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    Effective Time of the Merger

Subject to the provisions of this Agreement, Articles of Merger, in such form as are required by the relevant provisions of the Colorado Business Corporation Act (the “CBCA”), shall be duly prepared, executed and acknowledged by the Surviving Corporation and thereafter duly filed in accordance with the requirements of the CBCA, such filing to occur as early as practicable on the Closing Date (the “Articles of Merger”). On the date and at the time when the Articles of Merger are marked “filed” by the Secretary of State of the State of Colorado or such later date or time agreed upon by BH and MRC and set forth in such Articles of Merger, the merger provided for therein (the “Merger”) shall become effective (the “Effective Time”).

Section 1.02    Closing

Subject to the conditions set forth in Article VII hereof, the Closing shall take place at 10:00 a.m. Mountain Standard Time, on a date to be specified by BH and MRC, which shall be no later than the second Business Day after satisfaction or waiver (as provided by Section 8.05) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the

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fulfillment or waiver of those conditions), at the offices of Holland & Hart LLP, 555 Seventeenth Street, Suite 3200, Denver, Colorado 80202, unless another date, place or time is agreed to in writing by BH and MRC. The date of such event is referred to as the “Closing Date.”

Section 1.03    Effects of the Merger

(a)    Surviving Corporation.    At the Effective Time, the separate corporate existence of Merger Sub shall cease and Merger Sub shall be merged with and into MRC (MRC following the Merger is sometimes referred to as the “Surviving Corporation”).

(b)    Legal Effects.    The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of MRC and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of MRC and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(c)    Articles of Incorporation; Bylaws.    The Articles of Merger will provide that at the Effective Time (i) the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation, except for Article I thereof, which shall read “The name of the corporation is ‘MRC Resources Corporation,’ and (ii) the bylaws of Merger Sub in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation.

Section 1.04    Directors and Officers

From and after the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the governing documents of the Surviving Corporation.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01    Merger Consideration; Conversion of Capital Stock

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of MRC Common Stock:

(a)    Treasury and BH-Owned Stock.    All shares of MRC Common Stock that are owned by MRC as treasury stock and any shares of MRC Common Stock owned by BH, Merger Sub or any other wholly-owned Subsidiary of BH or of MRC, shall be cancelled and retired and shall cease to exist and no stock of BH or other consideration shall be delivered in exchange therefor. All shares of BH Common Stock owned by MRC or any other holder thereof shall be unaffected by the Merger.

(b)    Merger Consideration for MRC Common Stock and for Merger Sub Common Stock.    Subject to adjustment pursuant to Section 2.01(c) below, each share of MRC Common Stock issued and outstanding immediately prior to the Effective Time (other than MRC Common Stock described in Section 2.01(a) and other than Dissenting Shares described in Section 2.01(d)) shall be converted into the right to receive .044 of a share of BH Common Stock (the “Merger Consideration”). Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) share of Surviving Corporation Common Stock.

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(c)    Adjustments.    If, between the date of this Agreement and the Effective Time, the outstanding shares of MRC Common Stock or BH Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, reclassification, recapitalization, combination, exchange of shares or other similar transaction, then the Merger Consideration shall be appropriately adjusted to reflect the economic effects intended by Section 2.01(b).

(d)    Dissent.    Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of MRC Common Stock held by a person (a “Dissenting Shareholder”) who shall not have voted to adopt this Agreement or consented thereto in writing and who, in accordance with the requirements of the CBCA, shall have properly demanded payment of the fair value of such shares (“Dissenting Shares”) shall not be converted as described in Section 2.01(b), unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal. If, after the Effective Time, such Dissenting Shareholder fails to perfect or loses his right to appraisal, such Dissenting Shareholder’s shares of MRC Common Stock shall no longer be considered Dissenting Shares for the purposes of this Agreement and shall thereupon be deemed to have been converted into and to have been exchangeable for, at the Effective Time, the right to receive the Merger Consideration that a holder of a share of MRC Common Stock who had not demanded appraisal (a “Non-dissenting Share”) would have received with respect to such Non-dissenting Share. MRC shall give BH (i) prompt notice of any demands for appraisal of shares of MRC Common Stock received by MRC and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such demands. MRC shall not, without the prior written consent of BH, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

(e)    Effect.    As of the Effective Time, all previously outstanding shares of MRC Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate or certificates that immediately prior to the Effective Time represented such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

(f)    Options and Warrants to Purchase MRC Common Stock.    Mallon shall take all such actions as may be necessary to cause the following to occur: as of the Effective Time, all previously issued and outstanding options and warrants to purchase shares of MRC Common Stock (“MRC Options”) which are not exercised upon consummation of the Merger pursuant to Section 6.13(a) shall automatically be canceled and terminated. Each holder of an option to purchase shares of MRC Common Stock who exercises such option concurrently with the consummation of the Merger shall be entitled to receive, in lieu of shares of MRC Common Stock, the number of shares of BH Common Stock equal to the number of shares of MRC Common Stock for which such option was exercised multiplied by the Merger Consideration (the “Option Consideration”).

Section 2.02    Exchange of Certificates

The procedures for exchanging outstanding shares of MRC Common Stock for BH Common Stock pursuant to the Merger are as follows:

(a)    Exchange Agent.    As of the Effective Time, BH shall deposit with a bank or trust company designated by BH and MRC (the “Exchange Agent”), for the benefit of the holders of shares of MRC Common Stock, for exchange in accordance with this Section 2.02 through the Exchange Agent, the aggregate Merger Consideration and Option Consideration consisting of certificates representing the shares of BH Common Stock issuable pursuant to Section 2.01 in exchange for all of the shares of MRC Common Stock issued and outstanding immediately prior to the Effective Time and in exchange for MRC Options exercised upon consummation of the Merger pursuant to Section 6.13(a), the holders of which are entitled to such issuance pursuant to Section 2.01. The BH Common Stock so deposited, together with any cash necessary to pay dividends or distributions with respect thereto and to make payments in lieu of any fractional shares as provided below are hereinafter referred to as the “Exchange Fund.”

(b)    Exchange Procedures.    As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of MRC Common Stock whose shares were converted pursuant to Section 2.01

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into the right to receive the Merger Consideration or shares of MRC Common Stock acquired by exercise of options upon consummation of the Merger pursuant to Section 6.13(a) whose shares were converted pursuant to Section 2.01 into the right to receive the Option Consideration (collectively, the “MRC Certificates”), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the MRC Certificates shall pass, only upon delivery of the MRC Certificates to the Exchange Agent and shall be in such form and have such other provisions as BH may reasonably specify) and (ii) instructions for effecting the surrender of the MRC Certificates in exchange for the Merger Consideration. Upon surrender of a MRC Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by BH, together with such letter of transmittal, duly executed, the holder of such MRC Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of BH Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, and (ii) cash in lieu of any fractional share of BH Common Stock as provided in subsection (e) below, and the MRC Certificate so surrendered shall immediately be cancelled. Upon a transfer of ownership of MRC Common Stock that is not registered in the transfer records of MRC, the proper Merger Consideration may be issued to a transferee if the MRC Certificate representing such MRC Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.02, each MRC Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or Option Consideration as contemplated by this Section 2.02. No interest shall be paid or shall accrue on any cash payable to holders of MRC Certificates pursuant to the provisions of this Section 2.02

(c)    Distributions with Respect to Unexchanged Shares.    No dividends or other distributions declared or made after the Effective Time with respect to BH Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered MRC Certificate with respect to the shares of BH Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below until the holder of record of such MRC Certificate shall surrender such MRC Certificate. Subject to the effect of escheat or similar laws, following surrender of any such MRC Certificate, there shall be paid to the record holder of the certificates representing whole shares of BH Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of BH Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of BH Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of BH Common Stock. BH shall make available to the Exchange Agent, as needed, cash for these purposes.

(d)    No Further Ownership Rights in MRC Common Stock.    The Merger Consideration and Option Consideration (including any cash paid pursuant to subsection (c), (e) or (f) of this Section 2.02.) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of MRC Common Stock. At the Effective Time, holders of MRC Certificates shall cease to have any rights as shareholders of MRC, the stock transfer books of MRC shall be closed with respect to all shares of MRC Common Stock outstanding immediately prior to the Effective Time and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of MRC Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, MRC Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.02.

(e)    No Fractional Shares.    No certificate or scrip representing fractional shares of BH Common Stock shall be issued upon the surrender for exchange of MRC Certificates, no dividend or distribution of BH shall relate to such fractional share interests, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BH. Notwithstanding any other provision of this Agreement, each holder of shares of MRC Common Stock exchanged pursuant to the Merger who would otherwise have been

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entitled to receive a fraction of a share of BH Common Stock (after taking into account all MRC Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of BH Common Stock multiplied by the closing price for a share of BH Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape (as reported in The Wall Street Journal) on the last full trading day immediately preceding the Closing.

(f)    Withholding of Tax.    BH or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of MRC Common Stock such amounts as BH (or any Affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or applicable Tax Law. To the extent that amounts are so withheld by BH or any Affiliate thereof, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the former holder of MRC Common Stock in redemption of shares of BH Common Stock issued as Merger Consideration.

(g)    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of MRC Certificates for 180 days after the Effective Time shall be delivered to BH, upon demand, and any shareholders of MRC who have not previously complied with this Section 2.02. shall thereafter look only to BH for payment of their claim for Merger Consideration or Option Consideration, and any dividends or distributions with respect to BH Common Stock.

(h)    No Liability.    None of BH, MRC, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of BH Common Stock or MRC Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i)    Lost MRC Certificate.    If any MRC Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such MRC Certificate to be lost, stolen or destroyed and, if required by BH, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such MRC Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed MRC Certificate the Merger Consideration or Option Consideration and unpaid dividends and distributions on shares of BH Common Stock deliverable in respect thereof pursuant to this Agreement.

(j)    Affiliates.    Notwithstanding anything herein to the contrary, MRC Certificates surrendered for exchange by any Affiliate of MRC shall not be exchanged until BH has received an Affiliate Agreement from such Affiliate.

(k)    Tax Consequences.    For federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

(l)    Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by BH, on a daily basis. Any interest and other income resulting from such investments shall be paid to BH.

(m)    Further Assurances.    At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of MRC or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of MRC or Merger Sub, any other actions and things reasonably required to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all rights, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MRC

MRC represents and warrants to BH that the statements contained in this Article III are true and correct, except as set forth herein or in the MRC Disclosure Letter. MRC’s Disclosure Letter is arranged in sections corresponding to the sections contained in this Agreement.

Section 3.01    Organization and Qualification; Subsidiaries

(a)    Each of MRC and its Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a MRC Material Adverse Effect.

(b)    The copies of MRC’s Articles of Incorporation and Bylaws heretofore provided to BH are complete and correct and in full force and effect on the date hereof. Neither MRC nor any of its Subsidiaries is in violation of any of the provisions of its articles of incorporation, bylaws or comparable organizational documents. Except as disclosed in MRC’s Current Year’s SEC Reports, neither MRC nor any of its Subsidiaries directly or indirectly owns any Equity Security in any Person, excluding interests owned by MRC or its Subsidiaries in oil and gas properties pursuant to joint operating, participation or similar type agreements.

Section 3.02    MRC Capital Structure

(a)    Capital Stock.    The authorized capital stock of MRC consists of 25,000,000 shares of MRC Common Stock and 10,000,000 shares of MRC Preferred Stock, of which 500,000 shares have been designated Series B Mandatorily Redeemable Convertible Preferred Stock. As of the date of this Agreement, (i) 11,394,718 shares of MRC Common Stock (including 490,000 shares of Mandatorily Redeemable Common Stock and 125,000 shares of MRC Common Stock, all of which shall be surrendered for cancellation upon the execution of the Assignment of Credit Agreement, Note, Liens, and Security Documents among Aquila, BH, MRC and MRC Oil Company) were issued and outstanding, all of which are validly issued, fully paid, nonassessable and not subject to any statutory or contractual preemptive rights, (ii) no shares of MRC Preferred Stock were issued and outstanding, and (iii) no shares of MRC Common Stock were held in the treasury of MRC or by its Subsidiaries.

(b)    Capital.    Set forth on Section 3.02(b) to MRC’s Disclosure Letter is the number of shares of MRC Common Stock reserved for future issuance pursuant to stock options and warrants outstanding as of the date of this Agreement, including the name of the holder of each warrant or option, the number of shares of MRC Common Stock subject to each such warrant and option, the vesting schedule and exercise price per share and the term of each warrant and option. All shares of MRC Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable.

(c)    Obligations of MRC and its Subsidiary.    Except as set forth in MRC’s Current Year’s SEC Reports, there are no obligations, contingent or otherwise, of MRC or any of its Subsidiaries to issue, transfer, sell, repurchase, redeem or otherwise acquire any Equity Security of MRC or of any Subsidiary or to provide funds to or make any material investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other Person other than guarantees of bank obligations of Subsidiaries entered into in the ordinary course of business.

(d)    Due Authorization.    All of the outstanding Equity Securities of each of MRC’s Subsidiaries, are duly authorized, validly issued, fully paid and nonassessable and all such securities are owned by MRC free and clear of all Liens or limitations in MRC’s voting rights.

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(e)    Obligations to Issue Equity Securities.    Except as set forth in this Section 3.02, or, with respect to events occurring after the date hereof, to the extent permitted by Section 5.01, (i) there are no Equity Securities of any class of MRC or any of its Subsidiaries issued, reserved for issuance or outstanding; and (ii) there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, calls, rights, commitments or agreements of any character to which MRC or any of its Subsidiaries is a party or by which MRC or any of its Subsidiaries are bound obligating MRC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Securities of MRC or any of its Subsidiaries or obligating MRC or any of its Subsidiaries to issue, grant, extend, accelerate the vesting of or enter into or make payment with respect to any such subscription, option, right, warrant, convertible security, stock appreciation right, phantom equity, call, right, commitment or agreement. To MRC’s Knowledge, there are no voting trusts, proxies or other voting agreements or understandings with respect to the Equity Securities of MRC other than the Voting Agreement.

Section 3.03    Authority; No Conflict Required Filings and Consents

(a)    Authority.    MRC has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject only to the approval of this Agreement and the Merger by MRC’s shareholders in accordance with the requirements of the CBCA, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by MRC have been duly and validly authorized by all necessary corporate action on the part of MRC, subject only to the approval of this Agreement and the Merger by MRC’s shareholders in accordance with the requirements of the CBCA. This Agreement has been duly executed and delivered by MRC and (assuming due authorization, execution and delivery hereof by the other parties hereto) constitutes a legal, valid and binding obligation of MRC, enforceable against MRC in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general principles of equity.

(b)    No Conflicts.    The execution and delivery of this Agreement by MRC does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Articles of Incorporation or Bylaws of MRC, (ii) assuming that the Authorizations, registrations, declarations or filings contemplated by Section 3.03(c) are obtained or made, result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default under, or give rise to a penalty or right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under (including the receipt of any consideration), or require a consent or waiver of, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract (including, without limitation, any MRC Scheduled Contract) or other agreement, instrument or obligation to which MRC or any of its Subsidiaries is a party or by which any of MRC or its Subsidiaries or any of its or their respective properties or assets may be bound, or (iii) assuming the Authorizations, registrations, declarations or filings contemplated by Section 3.03(c) are obtained or made, conflict with or violate any Law, Regulation or Order applicable to MRC or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations that, individually or in the aggregate, would not reasonably be expected to cause a MRC Material Adverse Effect.

(c)    Approvals.    No Authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to MRC in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the possible requirement of the filing of a pre-merger notification report under the HSR Act, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Colorado, (iii) the filing of the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) in accordance with the Exchange Act, (iv) such Authorizations, registrations, declarations and filings as may be required under applicable Laws, (v) such Authorizations, registrations,

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declarations or filings as are customarily obtained or made following the transfer of interests in oil and gas property interests, and (vi) such other Authorizations, registrations, declarations or filings that, if not obtained or made, would not reasonably be expected to cause a MRC Material Adverse Effect.

Section 3.04    SEC Reports, Financial Statements

(a)    SEC Reports.    Since January 1, 2000, MRC has timely filed all SEC Reports required to be filed with the SEC. The SEC Reports, including all those filed after the date of this Agreement and prior to the Effective Time, (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be and (ii) did not at the time such reports were filed, or will not at the time such reports are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. None of MRC’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports or other documents with the SEC.

(b)    Financial Statements.    MRC’s Consolidated Financial Statements and any consolidated financial statements of MRC (including any related notes thereto) contained in any SEC Reports filed by MRC with the SEC after the date of this Agreement (i) have been or will be prepared in all material respects in accordance with the published Regulations of the SEC and GAAP applied on a consistent basis throughout the periods involved (except (A) to the extent required by changes in GAAP and (B) with respect to MRC’s Consolidated Financial Statements, as may be indicated in the notes thereto), and (ii) fairly present or will fairly present the consolidated financial position of MRC and its Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated (subject, in the case of any unaudited interim financial statements, to normal and recurring year-end adjustments).

(c)    Obligations of MRC.    Except as disclosed in MRC’s Current SEC Reports and for liabilities or obligations incurred in the ordinary course of business of MRC since June 30, 2002, MRC and its Subsidiaries do not have any obligations or liabilities, whether known or unknown, accrued, absolute, contingent or threatened, MRC’s December 31, 2001 Consolidated Balance Sheet reflects all suspense accounts owed by MRC as of the date hereof.

(d)    SEC Reports.    Since January 1, 2001 to the date of this Agreement, MRC has not received from the SEC or any other Governmental Authority any comments or questions with respect to any SEC Reports (including the financial statements included therein) or any registration statement filed by MRC with the SEC or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and to MRC’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein) or registration statements filed by MRC.

Section 3.05    Absence of Certain Changes or Events

Since June 30, 2002, MRC and its Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice, and, since such date there has not been (a) any change by MRC and its Subsidiaries, when taken as a whole, in their accounting methods, principles or practices; (b) any declaration, setting aside or payment of any dividend or other distribution in respect of the Equity Securities of MRC; (c) any split, combination or reclassification of any of MRC’s Equity Securities or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for MRC’s Equity Securities (other than under MRC’s Employee Plans); (d) any event, occurrence, development or state of circumstances or facts that has had, or would be reasonably likely to have, a MRC Material Adverse Effect; (e) (i) any granting by MRC or any of its Subsidiaries to any current or former director, executive officer or other employee of MRC or its

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Subsidiaries of any increase in compensation, bonus or other benefits, except for events occurring after the date hereof, as permitted by Section 5.01. or as was required under any employment agreements in effect as of the date of MRC’s Audited Consolidated Financial Statements included in MRC’s Current Year’s SEC Reports, (ii) any granting by MRC or any of its Subsidiaries to any such current or former director, executive officer or employee of any increase in severance or termination pay, (iii) any entry by MRC or any of its Subsidiaries into, or any amendments of, any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any current or former director, executive officer or employee, or (iv) any amendment to, or modification of, any MRC Stock Option or MRC Warrant; (f) any Tax election or any settlement of any income Tax liability or Tax attributes; (g) any incurrence of indebtedness for money borrowed by MRC or any of its Subsidiaries other than debt incurred in the ordinary course of business in a manner consistent with past practice; (h) except for any Permitted Lien, any creation of a Lien, security interest or any other encumbrance, howsoever arising, in respect of or over any of the material assets of MRC or any of its Subsidiaries; (i) other than, with respect to acquisitions or dispositions occurring after the date hereof, as would be permitted by Section 5.01, any material acquisition or disposition of assets by MRC or any of its Subsidiaries, including the sale, lease, farm-out, license or other disposition of any material properties or assets, except for (i) sales of Hydrocarbons in the ordinary course of business or (ii) sales of equipment and/or replacements thereof in the ordinary course of business having a value not in excess of $15,000, provided, however, that the exceptions set forth in clauses (i) and (ii) above shall not be applicable to any acquisitions of assets from, or dispositions of assets to, any third Persons in which, to MRC’s Knowledge, any officer or director of MRC has, directly or indirectly, any existing or prospective equity or other ownership interest or any other arrangement or understanding having the same economic effect, other than with respect to any specified Person that is an entity publicly traded on a national securities market or exchange, to the extent such ownership interest is less than 2% of such specified Person; (j) any modification, assignment, termination or relinquishment of rights under any MRC Scheduled Contract by MRC or any of its Subsidiaries other than such modification, assignment, termination or relinquishment in the ordinary course of business; (k) any damage, destruction or casualty loss, whether or not covered by insurance, that individually or in the aggregate would be reasonably likely to have a MRC Material Adverse Effect (it being understood that the availability of any insurance coverage shall be taken into account in determining whether such damage, destruction or loss would be reasonably likely to have a MRC Material Adverse Effect); or (l) any making of a loan or an advance by MRC or any of its Subsidiaries not in the ordinary course of business.

Section 3.06    Taxes

(a)    Each of MRC and its Subsidiaries has filed all Tax Returns required to be filed under applicable laws and regulations (other than Tax Returns not yet due). All such Tax Returns are correct and complete in all respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by any of MRC and its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither MRC nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. To MRC’s Knowledge, no claim has ever been made by an authority in a jurisdiction where any of MRC and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of MRC or any of its Subsidiaries.

(b)    Each of MRC and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing by MRC and its Subsidiaries to any employee, independent contractor, creditor, stockholder, or other third party.

(c)    No director or officer (or employee responsible for Tax matters) of any of MRC and its Subsidiaries expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to MRC or any of its Subsidiaries. Neither MRC nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where MRC or its Subsidiaries

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have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against MRC or any of its Subsidiaries; MRC has not received any notice of, or otherwise become aware of, any audit with respect to any federal, state, local, tribal, and foreign income Tax Returns filed with respect to any of MRC and its Subsidiaries for taxable periods ended on or after December 31, 1999, December 31, 2000, and December 31, 2001. MRC has made available to BH correct and complete copies of all federal, state, local, tribal and foreign income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of MRC and its Subsidiaries filed or received since December 31, 1999.

(d)    Neither MRC nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)    Neither MRC nor any of its Subsidiaries has filed a consent under Internal Revenue Code §341(f) concerning collapsible corporations. Neither MRC nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Internal Revenue Code §280G (or any corresponding provision of other applicable Law) and (ii) any amount that will not be fully deductible as a result of Internal Revenue Code §162(m) (or any corresponding provision of other applicable Law). Each of MRC and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Internal Revenue Code §6662. Neither MRC nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Neither MRC nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was MRC) or (ii) has any liability for the Taxes of any person or entity (other than any of MRC and its Subsidiaries) under Internal Revenue Code Regulation §1.1502-6 (or any similar provision of other applicable Law), as a transferee or successor, by contract, or otherwise.

(f)    Section 3.06(f) of MRC’s Disclosure Letter sets forth the following information with respect to each of MRC and its Subsidiaries as of December 31, 2001: (i) the basis of MRC or each Subsidiary in its tangible assets; (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign Tax, or excess charitable contribution or any other Tax attribute carryovers of any kind allocable to MRC or each Subsidiary; and (iii) the amount of any deferred gain or loss allocable to MRC or each Subsidiary arising out of any intercompany transaction.

(g)    The unpaid Taxes of MRC and its Subsidiaries (i) did not, as of MRC’s most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of MRC’s December 31, 2001 Consolidated Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of MRC and its Subsidiaries in filing their Tax Returns. Since the filing of MRC’s December 31, 2001 Consolidated Balance Sheet, neither MRC nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, outside the ordinary course of business consistent with past custom and practice.

(h)    None of MRC and its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Internal Revenue Code §7121 (or any corresponding or similar provision of other applicable Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in regulations promulgated under Internal Revenue Code §1502 (or any corresponding or similar provision of other applicable Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

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(i)    Neither MRC nor any of its Subsidiaries has ever had an ownership change as that term is defined under Section 382(g) of the Internal Revenue Code.

Section 3.07    Title to Properties; Condition of Equipment

Except for oil and gas, goods and other property sold, used or otherwise disposed of since December 31, 2001, in the ordinary course of business, MRC and its Subsidiaries have Good and Marketable Title in and to all Oil and Gas Interests and defensible title to all other properties, and interests in properties and assets, real and personal, reflected in MRC’s December 31, 2001 Consolidated Balance Sheet as owned by MRC and its Subsidiaries, in each case free and clear of any Liens, except: (a) Liens associated with obligations reflected in the MRC Reserve Report or MRC’s December 31, 2001 Consolidated Balance Sheet; (b) Liens for current Taxes not yet due and payable, (c) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s, and other similar Liens, charges or encumbrances arising in the ordinary course of business (i) if they have not been perfected pursuant to Law, (ii) if perfected, they have not yet become due and payable or payment is being withheld as provided by Law, or (iii) if their validity is being contested in good faith by appropriate action, (d) all Authorizations of Governmental Authorities required in connection with the sale or conveyance of Oil and Gas Interests if such Authorizations are customarily obtained subsequent to such sale or conveyance, and (e) such imperfections of title, easements and Liens as would not reasonably be expected to have, individually or in the aggregate, a MRC Material Adverse Effect (the foregoing, collectively, “Permitted Liens”). All personal property and fixtures constituting a part of the Oil and Gas Interests have been maintained in all material respects in a state of repair so as to be adequate for normal operations and are in all material respects in good working order.

Section 3.08    Agreements

(a)    Set forth in Section 3.08 of MRC’s Disclosure Letter is a list of each contract, lease, indenture, agreement, arrangement or understanding to which MRC or any of its Subsidiaries is a party or subject to that are Non-Financial Contracts or that are reasonably expected by MRC to (i) require the expenditure by MRC of more than $25,000 or (ii) generate revenues to MRC in excess of $25,000 (collectively, “MRC’s Scheduled Contracts”). “Non-Financial Contracts” shall mean (i) any agreement to which MRC or any of its Subsidiaries is a party that limits or restricts MRC’s or any of its Subsidiaries’ ability to compete in any business or (ii) any partnership or joint venture agreement to which MRC or any of its Subsidiaries is a party.

(b)    Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a MRC Material Adverse Effect, (i) all MRC Scheduled Contracts are in full force and effect and are the valid and legally binding obligations of MRC or the Subsidiary party thereto, and to MRC’s Knowledge, the legally binding obligations of the other parties thereto, and are enforceable in accordance with their respective terms, except as enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general principles of equity; (ii) MRC or the Subsidiary party thereto is not in breach of or default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would reasonably be expected to cause such a breach or default) with respect to, and to MRC’s Knowledge, no other party to any MRC Scheduled Contract is in breach of or default under, its obligations thereunder, including with respect to payments or otherwise; and (iii) no party to any MRC Scheduled Contract has given written notice to MRC or the Subsidiary party thereto of any action to terminate, cancel, rescind or procure a judicial reformation thereof. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a MRC Material Adverse Effect, without limiting the generality of the foregoing, (i) all IMDA Agreements to which MRC or its Subsidiaries are a party have been validly approved by the Secretary of the Interior or his authorized representative, (ii) neither the Jicarilla Apache Nation nor any other party has given MRC or its Subsidiaries written notice of a challenge or, to the Knowledge of MRC and its Subsidiaries, threatened to challenge the validity of any such IMDA Agreement or the Secretarial approval thereof, on the basis that the IMDA Agreement or approval thereof is not in the best interests of the Nation, or contrary to applicable regulation or on any other

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basis, (iii) any limited waiver of sovereign immunity of the Jicarilla Apache Nation contained in any IMDA Agreement is valid and fully enforceable and based on a valid resolution of the governing body of the Nation, and (iv) MRC has, and after Closing, BH will have, legal and valid access to all lands covered by each IMDA Agreement to the extent provided in each such IMDA Agreement. BH has been furnished with copies of all current Jicarilla Apache Nation codes, laws and ordinances applicable to the IMDA Agreements or to the exploration and production of oil and gas on the Jicarilla Apache Reservation in MRC’s possession.

Section 3.09    Leases and IMDA Agreements

Except as set forth on Section 3.09 of MRC’s Disclosure Letter with respect to the Oil and Gas Interests: (a) MRC has fulfilled all requirements for filings, certificates, disclosures of parties in interest, and other similar matters contained in such leases or other documents and is fully qualified to own and hold all such leases or other interests except for such matters that, individually or in the aggregate, would not reasonably be expected to have a MRC Material Adverse Effect; (b) there are no obligations to engage in continuous development operations in order to maintain any such Oil and Gas Interests; (c) there are no provisions applicable to such Oil and Gas Interests which increase the royalty share of the lessor thereunder except as such increases are reflected in MRC’s Disclosure Letter; (d) there are no royalty provisions (other than those allowing a lessor the right to take in kind) requiring the payment of royalty on any basis other than proceeds actually received by the lessees; (e) upon the establishment of production in commercial quantities, the Oil and Gas Interests are to be in full force and effect over the economic life of the property involved and do not have terms fixed by a certain number of years except for certain IMDA Agreements (the operation of such limitation with respect to which is not expected to materially adversely affect the economic return therefrom); and (f) an insubstantial number of the Oil and Gas Interests have primary terms which will expire in 2002. With respect to Section 3.09 (c) and (d ), the representations of MRC therein shall not be violated by the requirements of Regulations applicable to federal leases.

Section 3.10    Intellectual Property

Each of MRC and its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all trademarks, trade names, patents, service marks, copyrights, and any applications for such trademarks, trade names, patents, service marks and copyrights, know-how, computer software programs or applications and tangible or intangible proprietary information or material (“Intellectual Property”) that are necessary to conduct their respective businesses as currently conducted, including without limitation, any seismic data or information used by them, subject to such exceptions that, individually or in the aggregate, would not be reasonably likely to have a MRC Material Adverse Effect. No claims are pending or, to MRC’s Knowledge, threatened that MRC or any of its Subsidiaries is infringing upon the rights of any Person or entity with regard to any Intellectual Property.

Section 3.11    Investigations; Litigation

Section 3.11 of MRC’s Disclosure Letter sets forth a list of all pending Litigation Matters. Except as described in MRC’s Disclosure Letter or MRC’s Current Year’s SEC Reports or pursuant to the pre-merger notification process under the HSR Act with respect to this transaction, if any, (a) no investigation or review by any Governmental Authority with respect to MRC or any of its Subsidiaries or any of the transactions contemplated by this Agreement is pending, nor to MRC’s Knowledge has any Governmental Authority indicated an intention to conduct the same, (b) there is no action, suit or proceeding, claim, arbitration or investigation (“Litigation Matter”) against MRC or any of its Subsidiaries pending or, to MRC’s Knowledge, threatened, and (c) there are no outstanding Orders by or with any Government Authority or by arbitration.

Section 3.12    Environmental Matters

Except as set forth in this Section 3.12: (a) MRC and its Subsidiaries have complied with all applicable Environmental Laws and, to MRC’s Knowledge, there are no facts or circumstances that would reasonably be

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expected to prevent or preclude future compliance with all applicable Environmental Laws; (b) the properties currently owned or operated by MRC and its Subsidiaries (including oil, gas and mineral leases, IMDA Agreements, oil and gas wells, soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (c) to MRC’s Knowledge, the properties formerly owned or operated by MRC or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by MRC or any of its Subsidiaries; (d) MRC’s and its Subsidiaries’ properties have been used by MRC and its Subsidiaries solely for oil and gas exploration, production, processing, transportation and related operations and to its knowledge have not been used, whether by MRC, its Subsidiaries or any other Person or entity, for the generation, storage or disposal of a Hazardous Substance (other than those substances lawfully used and contained in oil and gas operations) or as a landfill or other waste disposal site; (e) within the three years immediately preceding the date hereof, neither MRC nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that MRC or any of its Subsidiaries may be in violation of or liable under any Environmental Law; (f) neither MRC nor any of its Subsidiaries is subject to any Orders of or by any Governmental Authority or (except for indemnities under purchase and sale agreements, operating agreements, farm-out agreements or other similar agreements, whereby MRC or any of its Subsidiaries has acquired, disposed of, or operated oil and gas properties, as to which (i) no existing claim is pending or to MRC’s Knowledge threatened against MRC or any of its Subsidiaries and (ii) MRC is not aware of any facts or circumstances that would reasonably be expected to form the basis for a claim) is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances, including without limitation any arrangements that require any change in the present condition or operation of any of its properties in order to comply with conditions or restrictions that relate to the protection of the environment; (g) there are no actions, suits, claims or proceedings seeking money damages, injunctive relief, remedial action or other remedy pending or, to MRC’s Knowledge, threatened against MRC or its Subsidiaries relating to the violation of, or noncompliance with, an Environmental Law; the disposal, discharge, or release of any Hazardous Substance; or the exposure of any Person to any other solid waste, pollutant, chemical substance, noise or vibration; (h) each of MRC and its Subsidiaries has obtained all Authorizations which are required under Environmental Laws for the conduct of its existing drilling and development operations and is in compliance with all terms and conditions of such Authorizations; (i) all necessary applications, inspection reports, certificates and other instruments pertaining to Environmental Laws on properties operated by MRC or any of its Subsidiaries have been filed with the appropriate Governmental Authority; (j) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will violate any Environmental Law or require the consent or approval of any Governmental Authority charged with enforcing any Environmental Law, which violation or the failure to obtain such Authorization would materially impair or delay the ability of MRC to consummate the transactions contemplated by this Agreement; and (k) there are no circumstances or conditions involving MRC or any of its Subsidiaries that would reasonably be expected to result in any claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property of MRC pursuant to any Environmental Law.

Section 3.13    Employee Benefit Plans

(a)    Employee Plans.    MRC has listed in Section 3.13 of MRC’s Disclosure Letter, and has provided to BH complete and correct copies of, all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, option, deferred compensation, supplemental retirement, severance, and other similar employee benefit plans, written or otherwise, for the benefit of, or relating to, any current or former employee or other service provider of MRC, any Subsidiary of MRC or any trade or business (whether or not incorporated) which is treated as a single employer with MRC or any Subsidiary of MRC (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code (together, “MRC’s Employee Plans”).

(b)    Compliance.    With respect to each MRC Employee Plan, MRC has made available to BH, a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS for each MRC Employee Plan with respect to which such report is required to be filed, (ii) each trust agreement and group annuity contract or

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insurance policy, if any, relating to such MRC Employee Plan, (iii) the most current favorable determination letter received from the IRS as to the qualified status under the Internal Revenue Code of each MRC Employee Plan subject to Section 401 of the Internal Revenue Code, and (iv) the most recent summary plan description for each MRC Employee Plan required to have such a summary plan description. None of MRC, any Subsidiary of MRC or any ERISA Affiliate sponsors, maintains or contributes to, nor has any such entity at any time within six years preceding the date of this Agreement sponsored, maintained or contributed to, any plan that is subject to Title IV of ERISA (including without limitation a multi-employer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA or Section 412 of the Internal Revenue Code. There has been no termination or partial termination of any such plan within the meaning of Section 411(d)(3) of the Internal Revenue Code. There are no actions, suits or claims pending (other than routine claims for benefits) or, to MRC’s Knowledge, threatened against, or with respect to, any of MRC’s Employee Plans or their assets. There is no matter pending (other than routine qualification determination filings) with respect to any of MRC’s Employee Plans before any Governmental Authority.

(c)    Claims.    With respect to MRC’s Employee Plans, individually and in the aggregate, no event has occurred and, to MRC’s Knowledge, there exists no condition or set of circumstances in connection with which MRC would be subject to any material liability under ERISA, the Internal Revenue Code or any other applicable Law.

(d)    Obligations.    With respect to MRC’s Employee Plans, individually and in the aggregate, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP, on MRC’s Audited Consolidated Financial Statements, which obligations would reasonably be expected to have a MRC Material Adverse Effect.

(e)    Change of Control.    Except as provided for in this Agreement, neither MRC nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other key employee of MRC or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving MRC of the nature contemplated by this Agreement, (ii) agreement with any officer of MRC providing any term of employment or compensation guarantee, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan or any related program, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated or will otherwise result in increased compensation to any officer of MRC, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Based on the assumptions set forth therein (which assumptions represent the best currently available estimates of MRC after consultation with its accountants as to the matters covered thereby, it being understood that the actual calculation may differ from the assumed amounts), in connection with the consummation of the transactions contemplated by this Agreement, no payments of money or other property, acceleration of benefits, or provisions of other rights have or will be made hereunder, under any agreement contemplated herein, under any agreement described in MRC’s Disclosure Letter (determined without regard to whether such agreement is terminable by MRC, without material cost to MRC, with no more than 30 days notice) or under MRC’s Employee Plans that would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Internal Revenue Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered.

Section 3.14    Compliance With Laws

Neither MRC nor any of its Subsidiaries is in violation or default of, or has received any notices of violation or default with respect to, any applicable Law, Regulation or Order, except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a MRC Material Adverse Effect. Each of MRC and its Subsidiaries has all Authorizations legally required to enable it to carry on its business as

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currently carried on and such Authorizations are all in full force and effect in all material respects and no proceeding is pending and neither MRC nor any of its Subsidiaries has received any written notice of any action seeking the revocation or limitation of, or is in default or violation of, any such Authorizations; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 3.14 is made with respect to Authorizations issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in Section 3.12, or with respect to Authorizations to conduct exploratory operations which have not been commenced as of the date of this Agreement.

Section 3.15    Tax Matters

To MRC’s Knowledge, neither MRC nor any of its Affiliates has taken or agreed to take, or intends to take, any action that would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

Section 3.16    Labor Matters

Neither MRC nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date of this Agreement, is MRC or any of its Subsidiaries the subject of any material proceeding asserting that MRC or any of its Subsidiaries has committed an unfair labor practice or seeking to compel MRC to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to MRC’s Knowledge, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving MRC or any of its Subsidiaries. Neither MRC nor any of its Subsidiaries has any knowledge of any current union organizing activities among the employees of MRC or any of its Subsidiaries. MRC and its Subsidiaries are and have been in compliance in all material respects with all applicable Laws respecting employment and employment practices (including without limitation with respect to discrimination and harassment) and all Laws, ordinances and Regulations respecting the terms and conditions of employment. Neither MRC nor any of its Subsidiaries is in violation of the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”), or any similar state or local law, in each case that would reasonably be expected to have a MRC Material Adverse Effect. MRC has listed in Section 3.16 of MRC’s Disclosure Letter, and has provided to BH complete and correct copies of, all employment and consulting agreements with any current or former employees or consultants currently in effect to which MRC or any of its Subsidiaries is a party and that are not terminable in MRC’s sole discretion, without material cost to MRC, with no more than 30 days notice. MRC and its Subsidiaries are in compliance with the Tribal Employment Rights Ordinances adopted by the Jicarilla Apache Nation.

Section 3.17    Insurance

MRC and its Subsidiaries maintain insurance coverage with reputable companies, reasonably adequate for the operation of their business and consistent in all material respects with industry practice, including without limitation, as to amounts and types of coverage. MRC has delivered to BH copies of all insurance policies purchased and maintained by MRC.

Section 3.18    Required Vote of MRC Shareholders

The affirmative vote of the holders of a majority of the outstanding shares of MRC Common Stock is required to approve this Agreement and the Merger (the “MRC Required Vote”). No other vote of the shareholders of MRC is required by Law, the Articles of Incorporation or Bylaws of MRC or otherwise in order for MRC to consummate the Merger and the transactions contemplated thereby.

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Section 3.19    Opinion of Financial Advisor

The financial advisor of MRC, Waterous International, Inc., has delivered to MRC an opinion dated the date of this Agreement to the effect that, based upon and subject to the matters set forth therein, the Merger Consideration is fair to the holders of MRC Common Stock from a financial point of view. MRC has delivered, or will deliver promptly after receipt of such written opinion, a copy of such written opinion to BH.

Section 3.20    Oil and Gas Reserves

MRC has furnished BH with a copy of a report containing estimates of MRC’s and its Subsidiaries’ oil and gas reserves as of December 31, 2001 (“MRC Reserve Report”). The factual, non-interpretive data on which the MRC Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the MRC Reserve Report and in any supplement thereto or update thereof furnished to BH was true and correct in all material respects. Except for changes (including changes in commodity prices) generally affecting the oil and gas industry and normal depletion by production in the ordinary course of business, there has been no change in respect of the matters addressed in the MRC Reserve Report. Section 3.20 of MRC’s Disclosure Letter includes a list of all oil and gas interests with a value of $20,000 or more that have been disposed of since January 1, 2002.

Section 3.21    Shareholder Rights Agreement

MRC has taken all action, including, if required, redeeming all of the outstanding preferred stock purchase rights (the “Rights”) issued pursuant to MRC’s Shareholder Rights Agreement dated as of June 7, 2001 (the “MRC’s Rights Agreement”) or amending or terminating MRC’s Rights Agreement so that the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any Rights to any Person under MRC’s Rights Agreement or enable or require the Rights to be exercised, distributed or triggered.

Section 3.22    Hedging

MRC has set forth in Section 3.22 of MRC’s Disclosure Letter a summary of MRC’s position with respect to its futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including hydrocarbons (collectively, “Hedges”) as of the date of this Agreement. Except as set forth in MRC’s Disclosure Letter, neither MRC nor any of its Subsidiaries is bound by any Hedges as of the date hereof.

Section 3.23    State Takeover Statutes

MRC and its Board of Directors have each taken all action required to be taken by it in order to exempt the execution, delivery or performance of this Agreement by MRC, the consummation of the Merger by MRC and the transactions contemplated hereby from, and this Agreement, the Merger and the transactions contemplated hereby are exempt from, the restrictions contained in any applicable Colorado anti-takeover statute. No other “fair price,” “moratorium,” “control share acquisition or other similar state takeover statute or regulation is applicable to MRC or (by reason of MRC’s participation therein) the Merger or the other transactions contemplated by this Agreement.

Section 3.24    Books and Records

The books of account, minute books, stock record books, and the other records of MRC and its Subsidiaries, are complete and correct and have been maintained in accordance with sound business practices. The minute books of MRC and its Subsidiaries contain accurate and complete records of all meetings held of, and corporate actions taken by, the shareholders, the Boards of Directors and committees of the Boards of Directors of MRC and its Subsidiaries, and no meeting prior to the date of this Agreement, of any such shareholders, Board of

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Directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of MRC and its Subsidiaries.

Section 3.25    Brokers

No broker, finder or investment banker (other than Waterous International, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of MRC or any of its Subsidiaries. Prior to the date of this Agreement, MRC has made available to BH a complete and correct copy of all agreements between MRC and Waterous International, Inc. relating to the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BH

BH represents and warrants to MRC that the statements contained in this Article IV are true and correct, except as set forth herein or in the disclosure letter delivered by BH to MRC on or before the date of this Agreement (“BH’s Disclosure Letter”). BH’s Disclosure Letter is arranged corresponding to the sections contained in this Agreement.

Section 4.01    Organization of BH and Subsidiaries

Each of BH and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, has all requisite corporate power and authority to own, lease and operate its property and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a BH Material Adverse Effect. The copies of BH’s Certificate of Incorporation and Bylaws heretofore provided to MRC are complete and correct and in full force and effect on the date hereof. Neither BH nor any of its Subsidiaries is in violation of any of the provisions of its or their articles of incorporation or bylaws or other similar organizational documents.

Section 4.02    BH Capital Structure

(a)    Capital.    The authorized capital stock of BH consists of 100,000,000 shares of Common Stock and 21,500 shares of BH Preferred Stock. As of September 3, 2002, (i) 27,056,389 shares of BH Common Stock were issued and outstanding, all of which are validly issued, fully paid, nonassessable and not subject to any statutory or contractual preemptive rights, and (ii) 168,944 of BH Common Stock were held in the treasury of BH or by its Subsidiaries. BH’s Disclosure Letter shows the number of shares of BH Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date of this Agreement, under BH’s 2001 Employee Stock Bonus Award, Employee Stock Purchase Plan, Dividend Reinvestment and Stock Purchase Plan, Short-Term Annual Incentive Compensation Program and Outside Directors Stock Based Compensation Plan (collectively, “BH’s Stock Plans”), and the plans under which such options were granted. No material change in such capitalization has occurred between September 3, 2002 and the date of this Agreement. As of the date of this Agreement, 5,177 shares of BH Preferred Stock were issued and outstanding. All shares of BH Common Stock subject to issuance as specified above are duly authorized and, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be validly issued, fully paid and nonassessable. All of the outstanding Equity Securities of each of BH’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such securities are owned by BH free and clear of all Liens or limitations in BH’s voting rights.

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(b)    Obligations.    Except as set forth in this Section 4.02 or as reserved for future grants of options under BH’s Stock Plans, or, with respect to events occurring after the date hereof, to the extent permitted by Section 5.02, there are no Equity Securities of any class of BH or any of its Subsidiaries issued, reserved for issuance or outstanding. Except as set forth in this Section 4.02, BH’s Stock Plans, or awards granted under BH’s Stock Plans, as of the date hereof, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, calls, rights, commitments or agreements of any character to which BH or any of its Subsidiaries is a party or by which BH or any of its Subsidiaries are bound obligating BH or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional Equity Securities of BH or any of its Subsidiaries or obligating BH or any its Subsidiaries to grant, extend, accelerate the vesting of or enter into or make payment with respect to any such subscription, option, right, warrant, convertible security, stock appreciation right, phantom equity, call, right, commitment or agreement. To BH’s Knowledge, there are no voting trusts, proxies or other voting agreements or understandings with respect to the Equity Securities of BH.

Section 4.03    Authority; No Conflict Required Filings and Consents

(a)    Authority.    Each of BH and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by BH and Merger Sub have been duly and validly authorized by all necessary corporate action on the part of each of BH and Merger Sub (including the approval of the Merger by BH as the sole shareholder of Merger Sub). This Agreement has been duly executed and delivered by each of BH and Merger Sub and (assuming due authorization, execution and delivery hereof by the other parties hereto) constitutes a legal, valid and binding obligation of each of BH and Merger Sub, enforceable against BH and Merger Sub in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by general principles of equity.

(b)    Conflicts.    The execution and delivery of this Agreement by BH and Merger Sub does not, and the consummation of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of BH or Merger Sub, (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default under, or give rise to a penalty or right of termination, cancellation or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under (including the receipt of any consideration), or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which BH or any of its Subsidiaries is a party or by which any of BH or its Subsidiaries or any of its or their respective properties or assets may be bound, or (iii) assuming the Authorizations contemplated by Section 4.03(c). of this Agreement are obtained, conflict with or violate any Law, Regulation or Order applicable to BH or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, cancellations or accelerations that, individually or in the aggregate, would not be reasonably likely to have a BH Material Adverse Effect. Section 4.03(b) of BH’s Disclosure Letter sets forth a correct and complete list of BH’s material contracts under which consents, waivers or notifications are required prior to the consummation of the transactions contemplated by this Agreement, which have not previously been obtained.

(c)    Approvals.    No Authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to BH in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the possible requirement to file a pre-merger notification report under the HSR Act, (ii) the filing of the Articles of Merger, (iii) the filing of the Registration Statement with the SEC in accordance with the Securities Act, (iv) such Authorizations, registrations, declarations and filings as may be required under applicable Laws, (v) such Authorizations,

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registrations, declarations or filings as are customarily obtained or made following the transfer of interests in oil and gas property interests and (vi) such other Authorizations, declarations or filings that, if not obtained or made, would not reasonably be likely to have a BH Material Adverse Effect.

Section 4.04    SEC Reports; Financial Statements

(a)    SEC Reports.    Since January 1, 2000, BH and its Subsidiaries have timely filed all SEC Reports required to be filed with the SEC. The SEC Reports, including all those filed after the date of this Agreement and prior to the Effective Time, (i) were or will be prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be and (ii) did not at the time such reports were filed, or will not at the time such reports are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

(b)    Financial Statements.    BH’s Consolidated Financial Statements and any consolidated financial statements of BH (including any related notes thereto) contained in any SEC Reports filed by BH with the SEC after the date of this Agreement (i) have been or will be prepared in all material respects in accordance with the published Regulations of the SEC and GAAP applied on a consistent basis throughout the periods involved (except (A) to the extent required by changes in GAAP and (B) with respect to BH’s Consolidated Financial Statements, as may be indicated in the notes thereto), and (ii) fairly present or will fairly present the consolidated financial position of BH and its Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the periods indicated (subject, in the case of any unaudited interim financial statements, to normal and recurring year-end adjustments).

(c)    No Investigation.    Since January 1, 2001 to the date of this Agreement, BH has not received from the SEC or any other Governmental Authority any comments or questions with respect to any SEC Reports (including the financial statements included therein) or any registration statement filed by BH with the SEC or any notice from the SEC or other Governmental Authority that such SEC Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and to BH’s Knowledge, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Authority of any SEC Reports (including the financial statements included therein) or registration statements filed by BH with the SEC.

Section 4.05    Absence Of Certain Changes Or Events

Except as disclosed in BH’s Current Year’s SEC Reports, since June 30, 2002, BH and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course, in a manner consistent with past practice, and in a manner not causing a BH Material Adverse Effect.

Section 4.06    Tax Matters

To BH’s Knowledge, neither BH nor any of its Affiliates has taken or agreed to take, or intends to take, any action that would prevent the Merger from constituting a transaction qualifying as a reorganization under Section 368(a) of the Internal Revenue Code. Without limiting the generality of the foregoing: (a) following the consummation of the Merger BH intends to continue at least one significant historic business line of MRC, or use at least a significant portion of MRC’s historic business assets in a business, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations; (b) neither BH nor, to BH’s Knowledge, any Person related to BH within the meaning of Section 1.368-1(e) of the Treasury Regulations, has purchased any MRC Common Stock in anticipation of the Merger or intends to purchase any of the BH Common Stock issued to shareholders of MRC as Merger Consideration. BH does not intend to cause or permit MRC to redeem any of the BH Common Stock issued to shareholders of MRC as Merger Consideration; (c) BH does not intend to cause or permit MRC to issue any Equity Securities of MRC after the Effective Date if the effect of such issuance would

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be to cause BH not to own Equity Securities of MRC constituting “control” of MRC within the meaning of Section 368(c) of the Internal Revenue Code; and (d) neither BH nor any of its Affiliates intends to take any action after the Effective Date that would prevent MRC from holding substantially all of its assets and the assets of Merger Sub within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code and Section 1.368-2(j)(3)(iii) of the Treasury Regulations.

Section 4.07    Investigations; Litigation

Except as described in BH’s SEC Reports or pursuant to the pre-merger notification process under the HSR Act with respect to this transaction, if any, (a) no investigation or review by any Governmental Authority with respect to BH or any of its Subsidiaries or any of the transactions contemplated by this Agreement is pending, nor to BH’s Knowledge has any Governmental Authority indicated an intention to conduct the same, (b) there is no Litigation Matter against BH or any of its Subsidiaries pending or, to BH’s Knowledge, threatened, and (c) there are no outstanding Orders by any Governmental Authority or by arbitration, that in the case of each of (a), (b) and (c) above, individually or in the aggregate, would have a BH Material Adverse Effect or would materially impair or delay the ability of BH to consummate the transactions contemplated by this Agreement.

Section 4.08    Vote of BH Shareholders

No vote of BH’s shareholders is required to approve this Agreement or the transactions contemplated by this Agreement, including the Merger.

Section 4.09    Brokers

No broker, finder or investment banker (other than ABN AMRO Incorporated) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of BH or any of its Subsidiaries. Prior to the date of this Agreement, BH has made available to MRC a complete and correct copy of all agreements between BH and ABN AMRO Incorporated relating to the transactions contemplated by this Agreement.

Section 4.10    Liabilities

Except for liabilities or obligations that are adequately reflected, reserved for or disclosed in BH’s Consolidated Financial Statements and for liabilities or obligations incurred in the ordinary course of business of BH since December 31, 2001, there exist no liabilities or obligations of BH and its Subsidiaries, whether known or unknown, accrued, absolute, contingent or threatened that, individually or in the aggregate, would have a BH Material Adverse Effect.

Section 4.11    Absence Of Certain Changes Or Events

Except as disclosed in BH’s Current Year’s SEC Reports filed prior to the date of this Agreement, during the period from June 30, 2002, to the date hereof, each of BH and its Subsidiaries has operated its business only in the ordinary course consistent with past practice and during such period there has not been:

(a)    any material change by BH and its Subsidiaries, when taken as a whole, in their accounting methods, principles or practices except such changes as are required by GAAP or by applicable Law; or

(b)    except as set forth in BH’s Current Year’s SEC Reports, any split, combination or reclassification of any of BH’s Equity Securities or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of BH’s Equity Securities (other than under BH’s Equity Plans and Agreements).

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Section 4.12    Compliance with Laws

To the Knowledge of BH and its Subsidiaries, neither BH nor any of its Subsidiaries is in violation or default of, or has received any notices of violation or default with respect to, any applicable Law, Regulation or Order except for violations or defaults that, individually or in the aggregate, would not reasonably be expected to have a BH Material Adverse Effect. To the Knowledge of BH and its Subsidiaries, each of BH and its Subsidiaries has all Authorizations legally required to enable it to carry on its business as currently carried on and such Authorizations are all in full force and effect and no proceeding is pending and neither BH nor any of its Subsidiaries has received any written notice of any action seeking the revocation or limitation of or is in default or violation of, any such Authorizations, except in each case as would not reasonably be expected to have a BH Material Adverse Effect.

ARTICLE V

CONDUCT OF BUSINESS

Section 5.01    Covenants of MRC

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, MRC agrees as to itself and each of its Subsidiaries (except to the extent that BH shall otherwise consent in writing), to carry on its operations in the usual, regular and ordinary course of business in substantially the same manner as previously conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, including the drilling of obligation wells from the date of this Agreement to the Closing Date, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business and its relationships with customers, suppliers and others with whom MRC deals in the ordinary course of its business. MRC shall promptly notify BH of any material event or occurrence not in the ordinary course of business of MRC. Except as expressly contemplated by this Agreement or as required by any applicable Law, Regulation or Order or as set forth in Section 5.01 of MRC’s Disclosure Letter and as permitted by Section 6.01., MRC shall not (and shall not permit any of its Subsidiaries to), without the written consent of BH:

(a)    Accelerate, amend or change the period of exercisability of MRC Stock Options, MRC warrants, restricted stock or other awards or authorize cash payments in exchange for any MRC Stock Options except as required by the terms of any employment or other related agreements in effect as of the date of this Agreement and set forth in Section 3.13 and Section 3.16 of MRC’s Disclosure Letter;

(b)    Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its Equity Securities, or split, combine or reclassify any of its Equity Securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its Equity Securities, or purchase or otherwise acquire, directly or indirectly, any of its Equity Securities except from former employees, directors and consultants in accordance with agreements providing for the repurchase of such securities in connection with any termination of service to such party;

(c)    Issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any of its Equity Securities, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such Equity Securities, other than the issuance of shares of MRC Common Stock pursuant to the exercise of MRC Stock Options or MRC Warrants outstanding on the date of this Agreement and referred to in Section 3.02 in accordance with their current terms;

(d)    Merge or consolidate with any other Person (other than pursuant to the Merger), acquire assets having an individual purchase price in excess of $20,000 or an aggregate purchase price in excess of $20,000, enter into any farm-out or similar arrangement without the consent of BH, which consent will not be unreasonably

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withheld, otherwise sell or dispose of any assets, properties or Equity Securities with an aggregate fair market value in excess of $20,000 or provide any release or relinquishment of any rights in any MRC Scheduled Contracts without consideration.

(e)    Except in accordance with the current terms of MRC’s existing contracts, obligations or agreements set forth in Section 3.13 or Section 3.16 of MRC’s Disclosure Letter or in connection with the payment of non-discretionary contributions to MRC’s 401(k) Plan at a level of 25% of each employee’s contributions (i) increase or agree to increase the compensation payable or to become payable to its employees or officers, (ii) grant any new or additional severance or termination pay to, or enter into any employment, severance or other agreement with any Person not terminable at will or which creates an obligation on behalf of MRC or BH to make any payments prior to, upon or after the Closing or upon the termination of such Person, (iii) enter into any collective bargaining agreement (other than as required by Law or extensions to existing agreements in the ordinary course of business), (iv) amend any MRC Employee Plan (other than any amendment that does not increase MRC’s (or any successor’s) obligations under such MRC Employee Plan or that does not provide additional rights, including vesting rights, or benefits to any employee, except for accelerated vesting in connection with any termination of MRC’s 401(k) Plan as provided in Section 6.13(a)) or establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except to the extent required by applicable Law, or (v) pay any material benefit or amount not required by a plan or arrangement as in effect on the date of this Agreement to any Person;

(f)    Amend or propose to amend its Articles of Incorporation or Bylaws;

(g)    Incur, assume, guarantee or prepay any indebtedness for borrowed money;

(h)    Modify or terminate any MRC Scheduled Contracts or waive or relinquish any right thereunder, other than any amendment to MRC’s existing credit facility to reflect a redetermination of MRC’s borrowing base thereunder and other than any modification, termination, waiver or relinquishment that is not adverse to MRC;

(i)    Enter into any Hedges or fixed price commodity sales agreements;

(j)    Make any material Tax election or settle or compromise any material Tax liability;

(k)    Make or commit to make any capital expenditures except those set forth in Section 5.01(k) of MRC’s Disclosure Letter and other capital expenditures not in excess of $15,000, in the aggregate for any single project, well or request for spending authorization, generated internally or from an outside third party, for any type of work, operations, materials, equipment or other spending pursuant to which MRC, by its execution or approval thereof, would be obligated to make such expenditure;

(l)    Change any method of accounting or accounting practice of MRC or any of its Subsidiaries, except for any such change required by GAAP or applicable Law;

(m)    Adopt or consent to a plan of complete or partial liquidation, dissolution, or reorganization;

(n)    Waive, release, assign, or settle any material rights or claims on Litigation Matters;

(o)    Enter into any contract, agreement, arrangement or understanding that materially limits or otherwise materially restricts MRC or any of its Subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict the Surviving Corporation and its Affiliates (including BH) or any successor thereto, from engaging in or competing in any line of business or in any geographic area (except for confidentiality agreements relating to specific prospects);

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(p)    Knowingly take any action not otherwise specifically permitted by this Agreement that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (b) any of the conditions to the Merger set forth in Article VII not being satisfied, or (c) a material violation of any provision of this Agreement except, in each case, as may be required by applicable Law or Regulation; or

(q)    Take, or agree in writing or otherwise to take, any of the actions described in Section 5.01(a) through Section 5.01(o) above.

In addition, MRC shall use its commercially reasonable best efforts to cause to be delivered to BH, and BH’s directors and officers who sign the Registration Statement, a letter or letters from MRC independent auditors as are customarily required dated (i) the date on which the Registration Statement shall become effective and (ii) a date immediately prior to the Effective Date, and addressed to BH, and such directors and officers, in form and substance customary for “comfort” letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72 reasonably satisfactory to BH.

Section 5.02    Covenants of BH

During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, BH agrees as to itself and its Subsidiaries (except to the extent that MRC shall otherwise consent in writing or as required by any applicable Law, Regulation or Order), to carry on its operations in the usual, regular and ordinary course of business in substantially the same manner as previously conducted, to pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to preserve intact its present business. BH shall promptly notify MRC of any material event or occurrence not in the ordinary course of business of BH. Except as expressly contemplated by this Agreement or as required by any Law, Regulation or Order, BH shall not without the written consent of MRC (i) adopt a plan of complete or partial liquidation, dissolution, or reorganization, (ii) change any method of accounting or accounting practice of BH or any of its Subsidiaries, except for any such change required by GAAP or applicable Law, Regulation or Order, or (iii) take, or agree in writing or otherwise to take, any of the actions described in clauses (i) and (ii) above.

Section 5.03    Cooperation

Subject to compliance with applicable Law, from the date hereof until the Effective Time, each of BH and MRC shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement, the Merger and the transactions contemplated hereby and thereby. Each party further agrees to work in good faith and use its reasonable best efforts to satisfy all of the closing conditions set forth in Article VII hereof, but is under no obligation to waive any of such conditions.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01    Acquisition Proposals.

(a)    From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.01, MRC agrees that it will not, and will not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries’ directors, officers, employees, agents or representatives (including investment bankers, attorneys and accountants) to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiries regarding or the making or implementation of any Acquisition Proposal, (ii) engage in any discussions or negotiations with, or provide any information to, any Person relating to or that may

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reasonably be expected to lead to an Acquisition Proposal, (iii) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to BH, the approval or recommendation by the Board of Directors of MRC of the Merger or this Agreement, (iv) approve or recommend or propose publicly to approve or recommend any Acquisition Proposal or (v) enter into any agreement relating to any Acquisition Proposal.

(b)    Notwithstanding anything in this Agreement to the contrary, with respect to any bona fide written Acquisition Proposal made after the date of this Agreement, MRC or its Board of Directors may:

(i)    to the extent applicable, comply with Rules 14e-2(a) and 14d-9 promulgated under the Exchange Act;

(ii)    prior to obtaining the MRC Required Vote, furnish information to, and negotiate or otherwise engage in discussions with, any Person who has delivered such Acquisition Proposal if and only to the extent that (A) MRC’s Board of Directors (after consultation with its independent legal counsel) determines in good faith that such action is legally advisable for the Board of Directors to comply with its fiduciary duties to MRC’s shareholders under applicable Law, (B) such Acquisition Proposal is not subject to any financing contingencies or is, in the good faith judgment of MRC’s Board of Directors (after consultation with its financial advisor), reasonably capable of being financed by the party making such Acquisition Proposal, and (C) MRC’s Board of Directors determines in good faith after consultation with its independent legal counsel and financial advisor that such Acquisition Proposal constitutes or may reasonably be expected to result in a Superior Proposal, provided that no information shall be furnished to such Person until MRC obtains a confidentiality agreement from such Person with terms substantially similar to those contained in the Confidentiality Agreement;

(iii)    prior to obtaining the MRC Required Vote, approve or recommend such Acquisition Proposal, if but only if (A) at least 24 hours have elapsed following the delivery to BH of the written notice required by Section 6.01(d) of this Agreement and (B) the Board of Directors of MRC determines in good faith by affirmative vote of a majority of its members, that such Acquisition Proposal is a Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by BH in response to such Acquisition Proposal); or

(iv)    prior to obtaining the MRC Required Vote, enter into a definitive agreement with a third Person with respect to a Superior Proposal, provided that MRC shall have complied with the provisions of Section 6.01(b)(iii) and Article VIII, including the payment of the Termination Fee as required pursuant to Section 8.03(b).

(c)    Nothing in this Section 6.01 will permit MRC to terminate this Agreement except as specifically provided in Article VIII hereof or affect any other obligation of MRC under this Agreement.

(d)    From and after the date of this Agreement, MRC shall promptly notify BH in writing (but in no event later than 24 hours) after receipt of any Acquisition Proposal or any indication of interest in making an Acquisition Proposal after the date hereof, which notice shall include the identity of the Person making such Acquisition Proposal or indication and the material terms and conditions of such Acquisition Proposal or indication. MRC will keep BH fully informed on a prompt basis of any material changes or adjustments made to the terms of any such Acquisition Proposal.

(e)    MRC will immediately cease and cause to be terminated all existing activities, discussions or negotiations by it and the Persons referred to in Section 6.01(a) with any Person other than BH conducted heretofore with respect to any transaction that constitutes an Acquisition Proposal. MRC also agrees, if it has not already done so, to promptly request each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date hereof in connection with the consideration of any potential transaction that would constitute an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of MRC or its Subsidiaries to the extent such right is provided in such confidentiality agreement. MRC will take such action as is necessary to inform promptly the Persons referred to in Section 6.01(a) of the provisions of this Section 6.01.

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Section 6.02    Shareholders Meeting

MRC shall call a meeting of MRC’s shareholders to be held for the purpose of voting upon this Agreement and the Merger (“MRC’s Shareholders’ Meeting”) as promptly as practicable. Except as otherwise permitted pursuant to Section 6.01 of this Agreement, MRC shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the matters set forth above and obtain a sufficient vote in favor of such matters at MRC’s Shareholders’ Meeting (or any postponement or adjournment thereof). BH shall take such action with respect to Merger Sub, and cause Merger Sub to take such action, as may be required to consummate the Merger, including without limitation, voting all shares of Merger Sub in favor of the Merger.

Section 6.03    Statement/Prospectus; Registration Statement

(a)    Preparation.    As promptly as practicable after the execution of this Agreement, MRC and BH shall prepare, and BH shall file with the SEC, as promptly as practicable, a Registration Statement on Form S-4 (including the Proxy Statement/Prospectus (as defined below) constituting a part thereof) (the “Registration Statement”) under the Securities Act with respect to the Merger, a portion of which Registration Statement will also serve as the proxy statement with respect to MRC’s Shareholders’ Meeting to be held in connection with the transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”), it being understood and agreed that both parties will use their reasonable best efforts to accomplish this preparation and filing as soon as reasonably practicable. BH and MRC shall use their reasonable best efforts to respond to the comments of the SEC in connection with the Proxy Statement/ Prospectus and the Registration Statement, to furnish all information required to prepare the Proxy Statement/ Prospectus and the Registration Statement and to cause the Registration Statement to become effective as soon after such filing as practicable. The Proxy Statement/Prospectus shall include the recommendation of MRC’s Board of Directors in favor of this Agreement and the Merger; provided, however, that the Board of Directors of MRC may withdraw or modify such recommendation (and its declaration of the advisability of this Agreement and the Merger) in compliance with Section 6.01(b). BH and MRC shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, and such other applicable federal or state securities Laws and Regulations. Notwithstanding anything to the contrary in this Agreement, no party hereto shall be prohibited from making factual disclosures to such party’s shareholders to the extent such party is required to do so by applicable Law.

(b)    MRC will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to MRC’s shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(c)    Information.    The information included in the Registration Statement shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements therein not false or misleading. The information included in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to shareholders of MRC or at the time of MRC’s Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for MRC’s Shareholders’ Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to MRC or any of its Affiliates, officers or directors should be discovered by MRC which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, MRC shall promptly inform BH. If at any time prior to the Effective Time any event relating to BH or any of its Affiliates, officers or directors should be discovered by BH which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, BH shall promptly inform MRC.

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Section 6.04    Quotation on Stock Exchanges

BH agrees to attempt to continue the quotation of BH Common Stock on the New York Stock Exchange during the term of this Agreement.

Section 6.05    Access to Information

Upon reasonable notice, MRC shall, and shall use its reasonable best efforts to cause its respective Subsidiaries, officers, employees, accountants, counsel, engineers, consultants and other representatives (including but not limited to external accountants, engineers and consultants), to afford to the officers, employees, accountants, counsel, engineers, consultants and other representatives (including but not limited to external accountants, engineers and consultants) of BH (at the risk and expense of BH), subject to each such inspecting party’s agreement (which need not be in writing) to be bound by the terms of the Confidentiality Agreement or other customary form of acknowledgement of the confidential nature of the information, reasonable access for purposes reasonably related to this Agreement and the consummation of the transactions contemplated hereby, during normal business hours during the period prior to the Effective Time, to all its properties (including, but not limited to, access for the purpose of conducting environmental assessments, tests and investigations and other physical surveys of MRC’s properties), books, contracts, commitments and records and, during such period, MRC shall (and shall cause its Subsidiaries to) furnish promptly to BH (a) a copy of each of MRC’s Current Year’s SEC Reports and (b) all other information concerning its business, properties and personnel as BH may reasonably request for purposes reasonably related to this Agreement and the consummation of the transactions contemplated hereby. Unless otherwise required by Law, the parties will hold any such information which is nonpublic in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 6.05 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

Section 6.06    Legal Conditions to Merger

(a)    Efforts.    Each of MRC and BH shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Authority or any other third party any Authorizations or Orders required to be obtained or made by MRC or any of its Subsidiaries in connection with the authorization, execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby including, without limitation, the Merger, and (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (B) the HSR Act and any related governmental request thereunder and (C) any other applicable Law. MRC and BH shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. MRC and BH shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to applicable Laws and Regulations (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement.

(b)    Cooperation.    BH and MRC agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable efforts to obtain any government clearances required for Closing (including through compliance with the HSR Act and any applicable reporting requirements of any other Governmental Authority), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the

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Merger or the transaction contemplated by this Agreement. BH shall use its reasonable best efforts to resolve such issues or objections, if any, as may be asserted with respect to the consummation of the Merger or any other transactions contemplated by this Agreement, including without limitation as may arise under any antitrust, competition or trade regulatory Laws or Regulations of any Governmental Authority. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade Law.

(c)    Notices and Consents.    Each of MRC and BH shall give (or shall cause each of their respective Subsidiaries to give) any notices to third parties required to be given by it, and use, and cause each of their respective Subsidiaries to use, its reasonable best efforts to obtain any third party consents related to or required in connection with the Merger to be obtained by it that are (i) necessary for it to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in MRC’s Disclosure Letter or Section 3.03(c) of this Agreement or BH’s Disclosure Letter, as the case may be or (iii) required to prevent a MRC Material Adverse Effect or a BH Material Adverse Effect from occurring prior to the Effective Time.

Section 6.07    Public Disclosure

BH and MRC shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and the express prior written approval of the other party, except as may be required by applicable Laws and Regulations. With respect to any other press release to be issued by BH or MRC prior to the Effective Time or termination of this Agreement, the party issuing the press release shall endeavor to provide the other party with a copy of any such press release by the close of business on the business day prior to the issuance of such press release or, if such notice is impracticable to provide, as soon as practicable prior to such release.

Section 6.08    Reorganization

BH and MRC shall each use their reasonable best efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and shall not knowingly take any actions which could prevent the Merger from being treated as described in this Section 6.08. Without limiting the generality of the foregoing, for at least one year after the Effective Date: (a) BH will continue at least one significant historic business line of MRC, or use at least a significant portion of MRC’s historic business assets in a business, in each case within the meaning of Section 1.368-1(d) of the Treasury Regulations; (b) neither BH nor any Person related to BH within the meaning of Section 1.368-1(e) of the Treasury Regulations will purchase any of the BH Common Stock issued to shareholders of MRC as Merger Consideration. BH will not cause or permit MRC to redeem any of the BH Common Stock issued to shareholders of MRC as Merger Consideration; (c) BH will not cause or permit MRC to issue any Equity Securities of MRC after the Effective Date if the effect of such issuance would be to cause BH not to own Equity Securities of MRC constituting “control” of MRC within the meaning of Section 368(c) of the Internal Revenue Code; and (d) neither BH nor any of its Affiliates will take any action that would prevent MRC from holding substantially all of its assets and the assets of Merger Sub within the meaning of Section 368(a)(2)(E) of the Internal Revenue Code and Section 1.368-2(j)(3)(iii) of the Treasury Regulations.

Section 6.09    New York Stock Exchange Quotation

BH shall use its reasonable best efforts to cause the shares of BH Common Stock to be issued in the Merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

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Section 6.10    Section 16(b)

Prior to the Effective Time, BH, Merger Sub and MRC shall take all steps as may be required to cause (i) the Merger or the other transactions contemplated by this Agreement, (ii) any acquisitions of BH Common Stock resulting from the Merger or the other transactions contemplated by this Agreement by each individual who will be immediately following the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to BH, and (iii) any dispositions of MRC Common Stock resulting from the Merger or the other transactions contemplated by this Agreement by each individual who will be immediately following the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to BH, to be exempt under Rule 16b-3 under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the Commission to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 6.11    Brokers or Finders

Each of BH and MRC represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement except Waterous International Inc., whose fees and expenses under MRC’s agreement with such firm (a copy of which has been delivered to BH prior to the date of this Agreement) will be paid pursuant to Section 6.13(e) of this Agreement, and ABN AMRO Incorporated, whose fees and expenses will be paid by BH in accordance with BH’s agreement with such firm (a copy of which has been delivered to MRC prior to the date of this Agreement). Each of BH and MRC agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such Person or any of its Affiliates.

Section 6.12    Indemnification

(a)    Corporate.    From and after the Effective Time, BH agrees that it will, and will cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of MRC and each current officer of MRC’s Subsidiary as of the Effective Time (each an “Indemnified Party” and collectively, the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that MRC would have been permitted under the CBCA and its Articles of Incorporation or Bylaws in effect on the date hereof to indemnify such Indemnified Party (and BH and the Surviving Corporation shall also advance any expenses as incurred to the fullest extent permitted under applicable Law; provided the Indemnified Party to whom Costs are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification). BH shall also promptly advance Costs to each of the aforementioned directors and officers who was or is threatened to be named as a party to any action, suit or proceeding by reason of the fact that such Person is or was a director or officer of MRC or its Subsidiaries to the fullest extent permitted by applicable Law.

(b)    Insurance.    For a period of two years after the Effective Time, BH shall cause the Surviving Corporation to provide MRC’s current directors and officers a directors’ and officers’ liability insurance policy that provides coverage (to the extent available in the market) for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially similar to MRC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that neither BH nor the Surviving Corporation shall be required to pay an annual premium for the D&O Insurance in excess of the last annual premiums paid prior to the date hereof (which premiums MRC represents and warrants to be approximately $70,000 per annum), but in such case shall purchase as much coverage as possible for each amount.

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(c)    Beneficial Effect.    The provisions of this Section 6.12 are intended to be an addition to the rights otherwise available to the current officers and directors of MRC by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

Section 6.13    Benefit Matters

(a)    Plan Terminations.    MRC shall take all action necessary to terminate any of MRC’s Employee Plans that is a 401(k) plan upon consummation of the Merger including the full and immediate vesting of the accounts of all affected participants in such plan. BH shall provide the opportunity for participants in MRC’s 401(k) plan who are continuing employees of MRC after the consummation of the Merger (“Continuing Employees”) to “roll over” their account balances into BH’s 401(k) plan. MRC shall take all action necessary to terminate the MRC 1997 Equity Participation Plan upon consummation of the Merger, including furnishing written notification as soon as administratively practicable, but in no event later than October 31, 2002, to all holders of outstanding MRC Stock Options that such plan shall terminate upon consummation of the Merger and that all MRC Stock Options not exercised upon consummation of the Merger shall expire. Such written notification to each option holder shall reflect, with respect to each outstanding MRC Stock Option, the MRC Stock Option terms that are currently applicable and the MRC Stock Option terms that shall become applicable upon consummation of the Merger, including the exercise price, vesting and number of shares of BH Common Stock issuable upon exercise of such MRC Stock Option after application of Section 2.01(f). If BH requests in writing, MRC shall take all action necessary to terminate, or cause to terminate, before consummation of the Merger, any other MRC Employee Plan.

(b)    Participation.    At the Effective Time or following a reasonable transition period as set forth below, Continuing Employees shall be eligible to participate in those BH Employee Plans maintained for similarly situated employees of BH (or in substantially similar programs), on terms similar to those applicable to similarly situated employees of BH and to the extent that such plans and programs provide the following benefits: medical/dental, life insurance, disability income, sick pay, holiday and vacation pay, 401(k) plan eligibility, Internal Revenue Code Section 125 benefit arrangements, bonus, profit-sharing programs, dependent care assistance, and employee stock option and stock purchase plans. Each Continuing Employee shall be given credit for any vacation and sick leave time accrued, but unused, as of the day immediately preceding the Effective Time (or, if later, the time of the transition of such employee from a MRC Employee Plan to a BH Employee Plan). Notwithstanding the foregoing, in lieu of causing the Continuing Employees to participate in BH Employee Plans as of the Effective Time, BH may, in its sole discretion, as to any one or more of such benefits, cause the Continuing Employees to continue to participate in a MRC Employee Plan providing the relevant benefit described in the first sentence of this paragraph for a reasonable transition period after the Effective Time. BH shall, with respect to any BH plans or programs which have co-payment, deductible or other co-insurance features, use its best efforts to cause its insurers to provide Continuing Employees with credit for any amounts such individual has paid to date in the plan year of the Effective Time (or, if later, the time of the transition of such employee from a MRC Employee Plan to a BH Employee Plan) under comparable plans or programs maintained by MRC prior to the Effective Time. Each Continuing Employee and eligible dependent who, at the Effective Time (or, if later, the time of the transition of such employee from a MRC Employee Plan to a BH Employee Plan), was participating in an employee group health plan maintained by MRC shall not be excluded from BH’s employee group health plan or limited in coverage thereunder by reason of any waiting period restriction or pre-existing condition limitation to the extent such restriction or limitation did not apply to such Continuing Employee as of the Effective Time (of, if later, the time of transition of such employee from a MRC Employee Plan to a BH Employee Plan) under MRC’s group health plan.

(c)    Severance and Sale Program.    Pursuant to the provisions contained in MRC’s Severance and Sale Program, effective March 1, 2000 (“MRC’s Severance and Sale Program”) and as a direct result of the consummation of the Merger, MRC will be liable for making certain payments in cash to (i) the individuals in the specific amounts set forth in Section 3.06(e) of the MRC Disclosure Letter and (ii) the other individuals who are

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owed cash pursuant to the terms of MRC’s Severance and Sale Program (collectively, the “Severance and Sale Program Liabilities”). As described in Section 1.368-2(j)(3)(iii) of the Treasury Regulations, BH will contribute the exact amount of cash necessary to satisfy the Severance and Sale Program Liabilities (the “Severance and Sale Funds”) to Merger Sub immediately prior to the Effective Time. At the Effective Time, when the separate corporate existence of Merger Sub ceases, the Severance and Sale Funds will become an asset of MRC by operation of Colorado law. Following the Effective Time, BH will cause the Severance and Sale Funds to be used by MRC only for the purpose of satisfying the Severance and Sale Program Liabilities in cash and in their entirety. No portion of the Severance and Sale Funds may be distributed or otherwise paid out to any former MRC shareholders by reason of their previous ownership of MRC capital stock. No portion of the Severance and Sale Funds may constitute any portion of the Merger Consideration received by former MRC shareholders, or any portion of any payment made to any Dissenting Shareholder as payment for the MRC shares owned by such Dissenting Shareholder. BH shall recognize all vesting, acceleration and other provisions under all written agreements and corporate policies containing change in control-type provisions applicable to MRC’s officers, employees or directors in existence as of the date of this Agreement, and BH shall promptly make or cause to be made all payments to such individuals required thereunder.

(d)    Bonus Pool.    Section 3.06(e) of MRC’s Disclosure Letter sets forth the aggregate amount to be paid under the MRC Employee Bonus Pool, effective as of April 1997 (“MRC Employee Bonus Pool”) in the event of a takeover of MRC (as that term is defined in Section 2 of Article III of the MRC Employee Bonus Pool) (the “Takeover Payments”). From the date of execution of this Agreement to December 31, 2002, MRC shall promptly make such Takeover Payments in cash as reasonably requested by BH. Prior to the Effective Time, MRC shall cause the termination of the MRC Employee Bonus Pool in exchange for cash payments from the Surviving Corporation not to exceed the total amount of Takeover Payments to be made as set forth on Section 3.06(e) of MRC’s Disclosure Letter less the amount of Takeover Payments made by MRC prior to December 31, 2002 pursuant to the immediately preceding sentence in the aggregate to the extent such payments are required under the terms of the MRC Employee Bonus Pool by the occurrence of any of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall prevent BH or the Surviving Corporation from terminating the MRC Employee Bonus Pool at such time when the participants therein are no longer employees of MRC or the Surviving Corporation, without further payment to such participants.

(e)    Waterous Investment Advisory Fee.    As a result of the consummation of the Merger, MRC will owe Waterous International, Inc. an investment advisory fee in the amount of $350,000 (the “Waterous Investment Advisory Fee”). As described in Section 1.368-2(j)(3)(iii) of the Treasury Regulations, BH will contribute the exact amount necessary to satisfy the Waterous Investment Advisory Fee to Merger Sub immediately prior to the Effective Time. At the Effective Time, when the separate corporate existence of Merger Sub ceases, the Waterous Funds will become an asset of MRC by operation of Colorado law. The parties agree that following the Effective Time, BH will cause the Waterous Funds to be used by MRC only for the purpose of paying the Waterous Investment Advisory Fee in cash and in its entirety. No portion of the Waterous Funds may be distributed or otherwise paid out to any former MRC shareholders by reason of their previous ownership of MRC Common Stock. No portion of the Waterous Funds may constitute any portion of the Merger Consideration received by former MRC shareholders, or any portion of any payment made to any Dissenting Shareholder as payment for the MRC Common Stock owned by such Dissenting Shareholder.

(f)    MRC Reorganization Expenses.    As a direct result of the Merger, MRC will incur certain reorganization expenses that are solely and directly related to the Merger (“MRC Reorganization Expenses”). The amounts and categories of certain MRC Reorganization Expenses will be known before the Effective Time (the “Known MRC Reorganization Expenses”) and are set forth in Section 6.13(f) of MRC’s Disclosure Letter. The amounts of other MRC Reorganization Expenses (the “Other MRC Reorganization Expenses”) cannot be exactly estimated before the Effective Time and the categories of those expenses are set forth in Section 6.13(f) of MRC’s Disclosure Letter.

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(g)    Known MRC Reorganization Expenses.    As described in Section 1.368-2(j)(3)(iii) of the Treasury Regulations, BH will contribute the exact amount necessary to satisfy the Known MRC Reorganization Expenses (the “Known Reorganization Expense Funds”) to Merger Sub immediately prior to the Effective Time. At the Effective Time, when the separate corporate existence of Merger Sub ceases, the Known Reorganization Expense Funds will become an asset of MRC by operation of Colorado law. Following the Effective Time, BH will cause the Known Reorganization Expense Funds to be used by MRC only for the purpose of satisfying the Known MRC Reorganization Expenses, as set forth in Section 6.13(g) of MRC’s Disclosure Letter, in cash and in their entirety. No portion of the Known Reorganization Expense Funds may be distributed or otherwise paid out to any former MRC shareholders by reason of their previous ownership of MRC Common Stock. No portion of the Known Reorganization Expense Funds may constitute any portion of the Merger Consideration received by former MRC shareholders, or any portion of any payment made to any Dissenting Shareholder as payment for the MRC Common Stock owned by such Dissenting Shareholder.

(h)    Other MRC Reorganization Expenses.    BH will assume the Other MRC Reorganization Expenses within the meaning of Treasury Regulation § 1.368-2(j)(4) by contributing the exact amount necessary to pay the Other MRC Reorganization Expenses (the “Other MRC Reorganization Expense Funds”) to MRC as soon as practicable following the Effective Time, as a contribution to the capital of MRC. No portion of the Other MRC Reorganization Expense Funds may be distributed or otherwise paid out to any former MRC shareholders by reason of their previous ownership of MRC Common Stock. No portion of the Other MRC Reorganization Expense Funds may constitute any portion of the Merger Consideration received by former MRC shareholders, or any portion of any payment made to any Dissenting Shareholder as payment for the MRC Common Stock owned by such Dissenting Shareholder.

(i)    Payments to Dissenters.    As a direct result of the Merger and pursuant to Colorado law, MRC will incur the obligation to pay Dissenting Shareholders, if any, fair value for their shares of MRC Common Stock (the “Dissenters’ Payments”). BH will assume the Dissenters’ Payments within the meaning of Treasury Regulation § 1.368-2(j)(4) by contributing the exact amount necessary to pay the Dissenters’ Payments (the “Dissenters’ Payment Funds”) to MRC as soon as practicable following the Effective Time, as a contribution to the capital of MRC. No portion of the Dissenters’ Payment Funds may be distributed or otherwise paid out to any former MRC shareholders by reason of their previous ownership of MRC Common Stock. No portion of the Dissenters’ Payment Funds may constitute any portion of the Merger Consideration received by former MRC shareholders.

Section 6.14    Third Party Agreements

(a)    Voting Agreement.    Coincident with the execution of this Agreement, as a condition of the willingness of BH to enter into this Agreement, the members of the Board of Directors of MRC and the officers of MRC, severally and not jointly, solely in their capacity as shareholders of MRC, are entering into Voting Agreements with BH in the form attached hereto as Exhibit 6.14(a) (the “Voting Agreements”), providing for, among other things, the agreement of such shareholders to vote their respective shares of MRC’s Common Stock in favor of the approval and adoption of this Agreement and the Merger at MRC’s Shareholders’ Meeting and agreeing not to transfer any shares of MRC’s Common Stock owned by them prior to the Effective Time.

(b)    Affiliate Agreements.    Promptly after the execution of this Agreement, MRC will provide BH with a list of those persons who are, in MRC’s reasonable judgment, “Affiliates” of MRC within the meaning of Rule 145 promulgated under the Securities Act (“Rule 145”). MRC shall use its reasonable best efforts to deliver or cause to be delivered to BH within 30 days after the date hereof (and in any case prior to the Effective Time) from each of its Affiliates, an executed Affiliate Agreement in the form of such agreement attached hereto as Exhibit 6.14(b), by which each Affiliate of MRC agrees to comply with the applicable requirements of Rule 145 (an “Affiliate Agreement”). BH shall be entitled to place appropriate legends on the certificates evidencing any BH Common Stock to be received by such Affiliates of MRC pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the BH Common Stock, consistent with the

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terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed at any time following one year after the Effective Date upon the request of any shareholder that is not then an Affiliate of BH and that otherwise satisfies the resale provisions of Rule 145(d)). BH expressly agrees to cause the results of its earnings for a period following consummation of the Merger that includes at least 30 days of combined operations of BH and MRC to be publicly released as soon as reasonably practicable (it being understood that BH may satisfy this obligation by filing its regularly prepared quarterly results on Form 10-Q).

ARTICLE VII

CONDITIONS TO MERGER

Section 7.01    Conditions to Each Party’s Obligation to Effect the Merger

The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to, or, with respect to Section 7.01(e), at, the Closing Date of the following conditions:

(a)    Shareholder Approval.    This Agreement and the Merger shall have been approved and adopted by the MRC Required Vote.

(b)    HSR Act.    The waiting period applicable to the consummation of the Merger under the HSR Act, if any, shall have expired or been terminated.

(c)    Approvals.    Other than the Articles of Merger which shall be filed in accordance with Section 1.01, all Authorizations or Orders or registrations, declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority, the failure of which to file, obtain or occur would have a BH Material Adverse Effect or a MRC Material Adverse Effect shall have been filed, been obtained or occurred.

(d)     Registration Statement.    The Registration Statement shall have been declared effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e)    No Injunctions.    No Governmental Authority or Court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, Regulation or Order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(f)    New York Stock Exchange Quotation.    All of the shares of BH Common Stock to be issued in connection with the Merger shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(g)    Termination.    The termination described under Section 6.13(d) shall have been accomplished.

Section 7.02    Additional Conditions to Obligations of BH and Merger Sub

The obligations of BH and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by BH and Merger Sub:

(a)    Representations and Warranties.    Each of the representations and warranties of MRC set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of a specified date, in which case such representations and warranties shall be true and correct as of such specified date), except in each case for such failures of such representations and warranties to be true and correct that, without regard to any materiality qualifications contained therein, would not, individually or in the aggregate, have a MRC Material Adverse Effect. BH shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of MRC, dated the Closing Date, to such effect.

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(b)    Performance of Obligations of MRC.    MRC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. BH and Merger Sub shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of MRC, dated the Closing Date, to such effect.

(c)    Tax Opinion.    BH shall have received the written opinion of Holland & Hart LLP, counsel to BH, in form and substance reasonably satisfactory to BH, to the effect that on the basis of facts, representations and assumptions set forth in such opinion (which are consistent with the state of facts as of the Effective Time) the Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, BH, Merger Sub and MRC will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code and no gain or loss will be recognized by MRC’s shareholders upon the exchange of their MRC Common Stock for BH Common Stock pursuant to the Merger; provided that if Holland & Hart LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Holme Roberts & Owen LLP renders such opinion to BH. In rendering such opinion, counsel may rely upon representations from the parties. Each of BH and MRC shall provide reasonable cooperation to Holland & Hart LLP and Holme Roberts & Owen LLP to enable them to render such opinion, including, without limitation, providing any necessary representation letters to counsel.

(d)    Accountant’s Letter.    BH shall have received from MRC a letter or letters from MRC’s independent auditors as are customarily required to be dated (i) the date on which the Registration Statement shall become effective, and (ii) a date immediately prior to the Effective Time, and addressed to BH, and BH’s officers and directors who sign the Registration Statement, in form and substance customary for “comfort” letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72 and reasonably satisfactory to BH.

(e)    Dissenter’s Rights.    Holders of not more than 5% of MRC Common Stock entitled to vote on the Merger shall have dissented to the Merger in accordance with Article 113 of the CBCA.

(f)    Resignation of Officers and Directors.    All officers and directors of MRC immediately prior to the Closing Date shall have executed and delivered to MRC resignations acceptable to BH in its sole discretion.

(g)    MRC shall have taken all such actions as have been reasonably requested by BH in order to satisfy any outstanding Liens and obligations to the Jicarilla Apache Nation pursuant to the Notice of Lien for Possessory Interest Taxes for the year 2001.

Section 7.03    Additional Conditions to Obligations of MRC

The obligation of MRC to effect the Merger is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by MRC:

(a)    Representations and Warranties.    The representations and warranties of BH and Merger Sub set forth in this Agreement, without regard to any “materiality” qualifications or reference to BH Material Adverse Effect set forth therein, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for changes specifically permitted by this Agreement and MRC shall have received a certificate, dated the Effective Time, signed by BH’s Chief Executive Officer and Chief Financial Officer to such effect.

(b)    Performance of Obligations of BH and Merger Sub.    BH and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and MRC shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of BH, dated the Closing Date, to such effect.

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(c)    Tax Opinion.    MRC shall have received the written opinion of Holme Roberts & Owen LLP, counsel to MRC, in form and substance reasonably satisfactory to MRC, to the effect that on the basis of facts, representations and assumptions set forth in such opinion (which are consistent with the state of facts as of the Effective Time) the Merger will be treated for federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, BH, Merger Sub and MRC will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code and no gain or loss will be recognized by MRC’s shareholders upon the exchange of their MRC Common Stock for BH Common Stock pursuant to the Merger; provided that if Holme Roberts & Owen LLP does not render such opinion, this condition shall nonetheless be deemed satisfied if Holland & Hart LLP renders such opinion to MRC. In rendering such opinion, counsel may rely upon representations from the parties. Each of BH and MRC shall provide reasonable cooperation to Holland & Hart LLP and Holme Roberts & Owen LLP to enable them to render such opinion, including, without limitation, providing any necessary representation letters to counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

Section 8.01    Termination

This Agreement may be terminated at any time prior to the Effective Time (with respect to Section 8.01(b) through Section 8.01(f), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Merger by the shareholders of MRC:

(a)    by mutual consent of BH and MRC; or

(b)    by either BH or MRC if the Merger has not been consummated by April 30, 2003 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the Outside Date; or

(c)    by either BH or MRC if a Court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of permanently enjoining or otherwise permanently prohibiting the Merger; or

(d)    by BH or MRC, if, at MRC’s Shareholders’ Meeting (including any adjournment or postponement), the MRC Required Vote shall not have been obtained; or

(e)    by BH, if (i) the Board of Directors of MRC has withdrawn or modified, in a manner adverse to BH, its recommendation of this Agreement or the Merger; or (ii) the Board of Directors of MRC has recommended to the shareholders of MRC a Superior Proposal;

(f)    by MRC in connection with the execution of a definitive agreement providing for a Superior Proposal in accordance with Section 6.01(b), provided that MRC has complied with all provisions in Section 6.01(b), and concurrently with such termination, MRC pays the Termination Fee required by Section 8.03(b).

(g)    by BH or MRC, if there has been a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the other party, which breach (i) would, if uncured at Closing, cause the conditions set forth in Section 7.02(a) or Section 7.02(b) (in the case of termination by BH) or Section 7.03(a) or Section 7.03(b) (in the case of termination by MRC) not to be satisfied, and (ii) shall not have been cured within 20 Business Days following receipt by the breaching party of written notice of such breach from the other party.

(h)    by either BH or MRC, if any of the conditions to such party’s obligation to consummate the transactions contemplated in this Agreement shall have become impossible to satisfy.

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Section 8.02    Effect of Termination

In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall, except as provided herein, immediately become void and of no force and effect; provided, upon such termination (i) the provisions of Section 6.11, this Section 8.02, Section 8.03, and Article IX of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, (ii) except as set forth in Section 6.11, this Section 8.02 and Section 8.03, there shall be no liability or obligation on the part of MRC, BH, Merger Sub or their respective officers, directors, shareholders or Affiliates. Nothing in this Agreement shall relieve any of the parties hereto from liability for the willful and knowing material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. The rights and remedies available to each of the parties hereto are expressly intended to be cumulative and may be exercised individually or concurrently at each such party’s sole discretion.

Section 8.03    Fees and Expenses

(a)    Except as provided in Section 8.03(b), all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, whether or not the Merger is consummated.

(b) MRC shall pay BH a termination fee of $1,500,000 upon the termination of this Agreement by BH pursuant to Section 8.01(e) or by MRC pursuant to Section 8.01(f).

Section 8.04    Amendment

This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of MRC, but, after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05    Extension, Waiver

At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent allowed by Law, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

ARTICLE IX

MISCELLANEOUS

Section 9.01    Non-survival of Representations, Warranties and Agreements

None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Sections 1.04, 3.15, 4.06, Article II, Sections 6.01, 6.08, 6.11, 6.12, 6.13, and this Article IX, the agreements described in Section 6.14 and the representations made in the representation letters delivered pursuant to Sections 7.02(c) and 7.03(c). The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

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Section 9.02    Notices

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to MRC:

Mallon Resources Corporation
999 17th Street, Suite 1700
Denver, Colorado 80202
Fax: 303-293-3601
Attn: Roy K. Ross, Esq.

with a copy to:

Vinson & Elkins L.L.P.
666 Fifth Avenue, 26th Floor
New York, New York 10103
Fax: 917-206-8100
Attn: Alan P. Baden, Esq.

If to BH or Merger Sub:

Black Hills Corporation
P.O. Box 1400 (57709-1400)
625 Ninth Street
Rapid City, South Dakota 57701
Attn: David R. Emery

with a copy to:

Black Hills Corporation
P.O. Box 1400 (57709-1400)
625 Ninth Street
Rapid City, South Dakota 57701
Attn: Steven J. Helmers

with a copy to:

Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, Colorado 80202
Attn: Dennis M. Jackson, Esq.

Section 9.03    Counterparts

This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.04    Entire Agreement No Third Party Beneficiaries

This Agreement (including the documents and the instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties

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hereto with respect to the subject matter hereof, and (b) except as provided in Section 6.12 is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreement shall remain in full force and effect until the Effective Time. Each party hereto agrees that, except for the representations and warranties contained in this Agreement and its respective disclosure letter, neither MRC nor BH makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other’s representatives of any documentation or other information with respect to any one or more of the foregoing.

Section 9.05    Governing Law; Venue

This Agreement shall be governed and construed in accordance with the laws of the State of Colorado, without regard to any applicable principles of conflicts of law that would require the application of the laws of another jurisdiction. Any legal action or proceeding relating to disputes between the parties hereto solely arising under this Agreement shall be brought in the State of Colorado, and, by execution and delivery of this Agreement, BH and MRC hereby accept, generally and unconditionally, the jurisdiction of the federal district, state and local courts in Colorado. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens which any of them may now or hereafter have to the bringing of any such action or proceeding in such jurisdiction.

Section 9.06    Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Section 9.07    Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or other applicable Law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any of the parties hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of such parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible; provided, however, that nothing herein shall require any party to agree to any modification that would affect the economic or legal substance of the transactions contemplated hereby in any manner materially adverse to such party.

Section 9.08    Definitions

Unless the context otherwise requires, as used in this Agreement: (a) an accounting term not otherwise defined has the meaning ascribed to it in accordance with GAAP; (b) “or” is not exclusive; (c) “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation;” (d) words in the plural include the singular; (e) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (f) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (g) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; and (h) the phrases “the date of this Agreement,” “the date hereof,” and terms of similar import shall be deemed to refer to the date first written above.

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For purposes of this Agreement:

(a)    “Acquisition Proposal” means any inquiry, proposal or offer for a merger, consolidation, dissolution, liquidation, recapitalization or other business combination involving MRC, any proposal or offer for the issuance by MRC of over 10% of its Equity Securities as consideration for the assets or securities of any Person or any proposal or offer to acquire in any manner, directly or indirectly, over 10% of the Equity Securities or consolidated total assets of MRC, in each case, other than the transactions contemplated by this Agreement.

(b)    “Affiliate” shall, with respect to any specified Person, mean any other Person that controls, is controlled by or is under common control with the specified Person.

(c)    “Affiliate Agreements” shall have the meaning given such term in Section 6.14(b).

(d)    “Agreement” shall have the meaning as set forth in the opening paragraph.

(e)    “Aquila” means Aquila Energy Capital Corporation.

(f)    “Articles of Merger” shall have the meaning as set forth in Section 1.01.

(g)    “Authorization” shall mean any and all permits, licenses, authorizations, franchises, orders, certificates, registrations or other approvals granted by any Governmental Authority.

(h)    “BH Common Stock” shall mean the common stock, par value $1.00 per share, of BH.

(i)    “BH Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is or could reasonably be expected to be materially adverse to the business, properties, prospects, results of operations or condition (financial or otherwise) of BH and its Subsidiaries taken as a whole or that would reasonably be expected to materially impair the ability of BH to perform its obligations under this Agreement or to consummate the Merger. In no event shall any of the following constitute a BH Material Adverse Effect: (i) any change or effect resulting from changes in general economic, securities markets, or regulatory or political conditions in the United States or worldwide or any outbreak of hostilities, terrorist activities or war, (ii) any change or effect resulting from changes in commodity prices for oil or natural gas, including any impairment write-downs resulting therefrom, (iii) any other changes that affect generally the oil and gas industry, (iv) any change or effect resulting from the announcement or pendency of the Merger (provided that the exception in this clause (iv) shall not apply to the use of the term “BH Material Adverse Effect” with respect to the representations and warranties contained in Section 4.04) or (v) any change or effect resulting from the transactions contemplated by this Agreement.

(j)    “BH Preferred Stock” shall mean the preferred stock of BH, no par value per share.

(k)    “BH Stock Options” shall mean stock options granted pursuant to the BH Stock Plans.

(l)    “BH’s Audited Consolidated Financial Statements” shall mean the consolidated balance sheets of BH and its Subsidiaries as of December 31, 2000 and December 31, 2001 and the related consolidated statements of operations and cash flows for the fiscal years ended December 31, 1999, 2000 and 2001, together with the notes thereto, all as audited by Arthur Andersen LLP, independent accountants, under their report with respect thereto dated March 22, 2002 and included in the BH Annual Report.

(m)    “BH’s Consolidated Financial Statements” shall mean BH’s Audited Consolidated Financial Statements and BH’s Unaudited Consolidated Financial Statements.

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(n)    “BH’s December 31, 2001 Consolidated Balance Sheet” shall mean the consolidated balance sheet of BH as of December 31, 2001 included in BH’s Consolidated Financial Statements.

(o)    “BH’s Disclosure Letter” shall mean a letter of even date herewith delivered by BH and Merger Sub to MRC prior to the execution of the Agreement.

(p)    “BH’s June 30, 2002 Consolidated Balance Sheet” shall mean the consolidated balance sheet of BH as of June 30, 2002 included in BH’s Consolidated Financial Statements.

(q)    “BH’s Stock Plans” shall have the meaning as set forth in Section 4.02(a).

(r)    “BH’s Unaudited Consolidated Financial Statements” shall mean the unaudited consolidated balance sheets of BH and its Subsidiaries as of June 30, 2002 and the related consolidated statements of operations and cash flows for six months ended June 30, 2002 together with the notes thereto, included in BH’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Commission.

(s)    “Business Day” means any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

(t)    “CBCA” shall have the meaning as set forth in Section 1.01.

(u)    “Closing” shall mean a meeting, which shall be held in accordance with Section 1.02, of representatives of the parties to the Agreement at which, among other things, all documents deemed necessary by the parties to the Agreement to evidence the fulfillment or waiver of all conditions precedent to the consummation of the transactions contemplated by the Agreement are executed and delivered.

(v)    “Closing Date” shall have the meaning as set forth in Section 1.02.

(w)    “Confidentiality Agreement” shall mean those certain confidentiality agreements between BH and MRC dated October 5, 2001 and December 20, 2001, respectively.

(x)    “Costs” shall have the meaning given such term in Section 6.12(a).

(y)    “Court” shall mean any court or arbitration tribunal of the United States, any foreign country or any domestic or foreign state, and any political subdivision thereof, and shall include the courts or other similar bodies of the Jicarilla Apache Nation.

(z)    “Current Year’s SEC Reports” of a Person shall mean SEC Reports filed or required to be filed by such Person since December 31, 2001.

(aa)    “D&O Insurance” shall have the meaning given such term in Section 6.12(b).

(bb)    “Dissenters’ Payment Funds” shall have the meaning given to such term in Section 6.13(i).

(cc)    “Dissenters’ Payments” shall have the meaning set forth in Section 6.13(i).

(dd)     “Dissenting Shareholder” shall have the meaning given such term in Section 2.01(d).

(ee)     “Dissenting Shares” shall have the meaning given such term in Section 2.01(d).

(ff)     “Effective Time” shall have the meaning set forth in Section 1.01.

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(gg)     “Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health and safety, or natural resources, (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property, including, but not limited to, the federal Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Clean Air Act, the Safe Drinking Water Act, the Toxic Substance Control Act, the Hazardous Materials Transportation Act, the Hazardous Materials Transportation Act, the Oil Pollution Act of 1990, and all state statutes serving similar or related purposes.

(hh)     “ERISA” shall have the meaning given such term in Section 3.13(a).

(ii)     “ERISA Affiliate” shall have the meaning given such term in Section 3.13(a).

(jj)     “Equity Securities” shall mean, with respect to a specified Person, any shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, such Person.

(kk)     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the Regulations promulgated thereunder.

(ll)     “Exchange Agent” shall have the meaning set forth in Section 2.02(a).

(mm)     “Exchange Fund” shall have the meaning set forth in Section 2.02(a).

(nn)     “Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy Statement/Prospectus, the solicitation of stockholder approvals and all other matters related to the consummation of the transactions contemplated hereby.

(oo)     “GAAP” means generally accepted accounting principles applied on a consistent basis throughout the periods involved.

(pp)     “Good and Marketable Title” shall mean such title that: (i) is deducible of record from the records of the applicable county or (A) in the case of federal leases, from the records of the applicable office of the Minerals Management Service or Bureau of Land Management, (B) in the case of IMDA Agreements and other Indian leases, from the applicable office of the Bureau of Indian Affairs, Bureau of Land Management or tribal records of the Jicarilla Apache Nation, or (C) in the case of state leases, from the records of the applicable state land office or is assignable to MRC out of an interest of record (as so defined) by reason of the performance of all operations required to earn an enforceable right to such assignment; (ii) is free from reasonable doubt to the end that a prudent purchaser engaged in the business of the ownership, development and operation of producing oil and gas properties with knowledge of all of the facts and their legal bearing would be willing to accept and pay full value for the same and a prudent lender would be willing to lend against it as collateral without discount for title matters; (iii) entitles the holder to receive not less than the interest set forth in the MRC Reserve Report with respect to each proved property evaluated therein under the caption “Net Revenue Interest” or “NRI” without reduction during the life of such property except as stated in the reserve report; (iv) obligates holder to pay costs and expenses relating to each such proved property in an amount not greater than the interest set forth under the caption “Working Interest” or “WI” in the MRC Reserve Report with respect to such property without increase over the life of such property except as shown on such Reserve Report; and (v) does not restrict the ability of holder to utilize the properties as currently intended.

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(qq)     “Governmental Authority” shall mean any governmental agency or authority (including a Court) of the United States, any foreign country, or any domestic or foreign state, and any political subdivision thereof, the Jicarilla Apache Nation, and shall include any multinational authority having governmental or quasi-governmental powers.

(rr)     “Hazardous Substance” means any substance that is: (i) listed, classified or regulated as a “hazardous substance,” “toxic substance,” “hazardous material,” or “solid waste” pursuant to any Environmental Law; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; (iii) any chemical substance, (A) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any Governmental Authority, (B) the presence of which at any property owned by a party causes a nuisance upon such location or to adjacent properties or poses a hazard to the health or safety of persons at or about such property, or (C) the presence of which on adjacent properties constitutes a trespass by a party’s business; or (iv) any other substance which is the subject of regulatory action by any Governmental Authority pursuant to any Environmental Law or the presence of which requires investigation or remediation thereunder. Hazardous Substances does not include Naturally Occurring Radioactive Material which may be found in MRC’s oil and gas wells and related well equipment. The term “Hazardous Substance” shall include crude oil or drilling mud or drilling fluids used in the exploration, development or production of oil or natural gas if defined as such in accordance with Regulations of any Governmental Authority of competent jurisdiction.

(ss)     “Hedges” shall have the meaning given such term in Section 3.22.

(tt)     “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(uu)     “Hydrocarbons” shall mean rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons.

(vv)     “Indemnified Party” and “Indemnified Parties” shall have the meaning given such terms in Section 6.12(a).

(ww)     “Intellectual Property” shall have the meaning give such term in Section 3.10.

(xx)     “Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended.

(yy)     “IRS” shall mean the Internal Revenue Service.

(zz)     “Knowledge” when used in the context of “to BH’s Knowledge” or “to MRC’s Knowledge,” means the actual knowledge after reasonable inquiry of the chief executive officer, chief operating officer, chief financial officer, any executive vice president or first level operating managers of BH or MRC, as the case may be.

(aaa)     “Known Reorganization Expense Funds” shall have the meaning set forth in Section 6.13(g).

(bbb)     “Known MRC Reorganization Expenses” shall have the meaning given such term in Section 6.13(f).

(ccc)     “Law” shall mean all laws, statutes and ordinances of the United States, any state of the United States, the Jicarilla Apache Nation, any foreign country, any foreign state and any political subdivision thereof, including all decisions of Courts having the effect of law in each such jurisdiction.

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(ddd)     “Lien” shall mean any mortgage, pledge, security interest, adverse claim, encumbrance, lien or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature thereof or the filing of or agreement to give any financing statement under the Laws of any jurisdiction.

(eee)     “Litigation Matter” shall have the meaning given such term in Section 3.11.

(fff)     “Merger” shall have the meaning as set forth in Section 1.01.

(ggg)     “Merger Consideration” shall have the meaning as set forth in Section 2.01(b).

(hhh)     “Merger Sub” shall have the meaning as set forth in the opening paragraph.

(iii)     “NYSE” shall mean the New York Stock Exchange, Inc.

(jjj)     “Non-dissenting Share” shall have the meaning given such term in Section 2.01(d).

(kkk)     “Non-Financial Contracts” shall have the meaning given such term in Section 3.08(a).

(lll)     “Oil and Gas Interests” shall mean direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including, without limitation, working, leasehold and mineral interests and operating rights and royalties, overriding royalties, farmout and farmin agreements, option agreements, unit agreements, joint and unit operating agreements, production marketing contracts, production payments, net profit interests and other nonworking interests and nonoperating interests; all interests in Hydrocarbons and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, nominee agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, transportation, marketing, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; Indian Mineral Development Act of 1982 agreements with the Jicarilla Apache Nation (the “IMDA Agreements”); all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, methanol plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(mmm)     “Order” shall mean any judgment, order, ruling, injunction, stipulation, award or decree of any Court or other Governmental Authority of competent jurisdiction.

(nnn)     “Other MRC Reorganization Expense Funds” shall have the meaning given such term in Section 6.13(h).

(ooo)     “Other MRC Reorganization Expenses” shall have the meaning given such term in Section 6.13(f).

(ppp)     “Outside Date” shall have the meaning given such term in Section 8.01(b).

(qqq)     “Permitted Liens” shall have the meaning given such term in Section 3.07.

(rrr)     “PBGC” shall mean the Pension Benefit Guaranty Corporation.

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(sss)     “Person” shall mean (i) an individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, association or unincorporated organization, or any other form of business or professional entity, but shall not include a Governmental Authority, or (ii) any “person” for purposes of Section 13(d)(3) of the Exchange Act.

(ttt)     “Proxy Statement/Prospectus” shall have the meaning given such term in Section 6.03(a).

(uuu)     “Registration Statement” shall have the meaning given such term in Section 6.03(a).

(vvv)     “Regulation” shall mean any rule or regulation of any Governmental Authority having the effect of Law or of any rule or regulation of any self-regulatory organization, such as the NYSE or the NASDAQ Stock Market.

(www)    “Rights” shall have the meaning given such term in Section 3.21.

(xxx)     “Rule 145” shall have the meaning given such term in Section 6.14(b).

(yyy)     “SEC” shall mean the Securities and Exchange Commission.

(zzz)     “SEC Reports” shall mean (i) all Annual Reports on Form 10-K, (ii) all Quarterly Reports on Form 10-Q, (iii) all proxy statements relating to meetings of stockholders (whether annual or special), (iv) all Current Reports on Form 8-K and (v) all other reports, schedules, registration statements or other documents required to be filed by a specified Person with the SEC pursuant to the Securities Act or the Exchange Act.

(aaaa)     “Securities Act ” shall mean the Securities Act of 1933, as amended, and the Regulations promulgated thereunder.

(bbbb)     “Severance and Sale Funds” shall have the meaning as set forth in Section 6.13(c).

(cccc)     “Subsidiary” of a specified Person shall be any corporation, partnership, limited liability company, joint venture or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity or of which the specified Person controls the management.

(dddd)     “Superior Proposal” means any proposal made by a third Person, directly or indirectly, to acquire all or substantially all of the Equity Securities or assets of MRC, pursuant to a tender or exchange offer, merger, consolidation, liquidation or dissolution, recapitalization, sale of assets or otherwise, which a majority of MRC’s Board of Directors determines in its good faith judgment, taking into account all financial, regulatory, legal and other aspects of such proposal, to be (i) reasonably capable of being completed, and (ii) more favorable to the holders of MRC Common Stock than the transactions contemplated by this Agreement based on the advice of MRC’s independent financial advisor that the value of the consideration provided for in such Acquisition Proposal exceeds the value of the Merger Consideration), taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by BH to amend the terms of the transactions contemplated by this Agreement).

(eeee)     “Surviving Corporation” shall have the meaning as set forth in Section 1.03(a).

(ffff)     “MRC” shall have the meaning as set forth in the opening paragraph.

(gggg)     “MRC Certificates” shall have the meaning as set forth in Section 2.02(b).

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(hhhh)     “MRC Common Stock” shall mean the common stock, par value $0.01 per share, of MRC including the associated right to receive or purchase shares of MRC Preferred Stock of MRC pursuant to MRC’s Rights Agreement.

(iiii)     “MRC Employee Bonus Pool” shall have the meaning given such term in Section 6.13(d).

(jjjj)     “MRC Material Adverse Effect” means any change, effect, event, occurrence or state of facts that is or would reasonably be expected to be materially adverse to the business, properties, prospects, results of operations or condition (financial or otherwise) of MRC and its Subsidiaries taken as a whole or that would reasonably be expected to materially impair the ability of MRC to perform its obligations under this Agreement or to consummate the Merger. In no event shall any of the following constitute a MRC Material Adverse Effect: (i) any change or effect resulting from changes in general economic, securities markets, or regulatory or political conditions in the United States or worldwide or any outbreak of hostilities, terrorist activities or war, (ii) any change or effect resulting from changes in commodity prices for oil or natural gas, including any impairment write-downs resulting therefrom, (iii) any other changes that affect generally the oil and gas industry, (iv) any change or effect resulting from the announcement or pendency of the Merger (provided that the exception in this clause (iv) shall not apply to the use of the term “MRC Material Adverse Effect” with respect to the representations and warranties contained in Section 3.04) or any change or effect resulting from the transactions contemplated by this Agreement.

(kkkk)     “MRC Preferred Stock” shall mean the preferred stock, par value $0.01 per share, of MRC.

(llll)     “MRC Reorganization Expenses” shall have the meaning given such term in Section 6.13(f).

(mmmm)     “MRC Required Vote” shall have the meaning as set forth in Section 3.18.

(nnnn)     “MRC Reserve Report” shall have the meaning given such term in Section 3.20.

(oooo)     “MRC Stock Options” shall mean stock options granted pursuant to MRC’s Equity Plans and Agreements.

(pppp)     “MRC Warrants” shall mean the warrants set forth in Schedule 3.02(b)(2) to MRC’s Disclosure Letter.

(qqqq)     “MRC’s Annual Report” shall mean the Annual Report on Form 10-K of MRC for the year ended December 31, 2001 filed with the SEC.

(rrrr)     “MRC’s Audited Consolidated Financial Statements” shall mean the consolidated balance sheets of MRC and its Subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations and cash flows for the fiscal years ended December 31, 1999, 2000 and 2001, together with the notes thereto, all as audited by Arthur Andersen, independent accountants, under their report with respect thereto dated March 15, 2002 and included in the MRC Annual Report.

(ssss)     “MRC’s Consolidated Financial Statements” shall mean the MRC’s Audited Consolidated Financial Statements and the MRC’s Unaudited Consolidated Financial Statements.

(tttt)     “MRC’s December 31, 2001 Consolidated Balance Sheet” shall mean the consolidated balance sheet of MRC as of December 31, 2001 included in MRC’s Audited Consolidated Financial Statements.

(uuuu)     “MRC’s Disclosure Letter” shall mean a letter of even date herewith delivered by MRC to BH and Merger Sub prior to the execution of the Agreement.

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(vvvv)     “MRC’s Employee Plans” shall have the meaning given such term in Section 3.13(a).

(wwww)     “MRC’s Equity Plans and Agreements” means, collectively, MRC’s Stock Compensation Plan for Outside Directors, and MRC’s 1988 and 1997 Equity Participation Plans.

(xxxx)     “MRC’s Rights Agreement” shall have the meaning given such term in Section 3.21.

(yyyy)     “MRC’s Severance and Sale Program” shall have the meaning given such term in Section 6.13(c).

(zzzz)     “MRC’s Shareholders’ Meeting” shall have the meaning set forth in Section 6.02.

(aaaaa)    “MRC’s Unaudited Consolidated Financial Statements” shall mean the unaudited consolidated balance sheet of MRC and its Subsidiaries as of June 30, 2002 and the related consolidated statements of operations and cash flows for the six-month period ended June 30, 2002, together with the notes thereto, included in MRC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC.

(bbbbb)     “Tax” and, collectively, “Taxes” means any federal, state, local, county, tribal, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, severance, production, ad valorem, royalty, windfall profits, environmental (including taxes under Section 59A of the Internal Revenue Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other person or entity.

(ccccc)    “Termination Fee” shall have the meaning given such term in Section 8.03(b).

(ddddd)     “Title Defect” means any material encumbrance, encroachment, irregularity, defect in, or objection to MRC’s title to any property (other than Permitted Liens) which, based on petroleum industry standards for the area in which the properties are located, alone or in combination with other defects, causes MRC’s title to such properties to be less than Good and Marketable Title, or which would unreasonably interfere with BH’s enjoyment of the property.

(eeeee)    “Treasury Regulations” means the Regulations promulgated by the United States Department of Treasury pursuant to the Internal Revenue Code.

(fffff)     “Voting Agreement” shall have the meaning given such term in Section 6.14(a).

(ggggg)    “Waterous Investment Advisory Fee” shall have the meaning given such term in Section 6.13(e).

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IN WITNESS WHEREOF, BH, Merger Sub and MRC have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BLACK HILLS CORPORATION

By:	/s/ DAVID R. EMERY
Name:	David R. Emery
Title:	Vice President-Fuel Resources

BLACK HILLS ACQUISITION CORP.

By:	/s/ DAVID R. EMERY
Name:	David R. Emery
Title:	President

MALLON RESOURCES CORPORATION

By:	/s/ ROY K. ROSS
Name:	Roy K. Ross
Title:	Executive Vice President

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ANNEX B

October 1, 2002

The Board of Directors
Mallon Resources Corporation
Suite 1700
999—18th Street
Denver, CO 80202

To the Board of Directors:

Waterous & Co. Limited (“Waterous”, “our”, “we”, or “us”) understands that Mallon Resources Corporation (“Mallon”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Black Hills Corp. (“Black Hills”) and Black Hills Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of Black Hills, whereby Black Hills will cause the Merger Sub to merge with and into Mallon and Mallon will become a wholly-owned subsidiary of Black Hills (the “Merger”). Under the terms of the Merger Agreement, Black Hills will issue 0.044 shares (the “Exchange Ratio”) of its common stock (the “Black Hills Shares”) in exchange for each of the issued and outstanding common shares of Mallon (the “Mallon Shares”), including all Mallon Shares which may become outstanding on the exercise of options to acquire Mallon Shares. You have asked for our opinion (this “Fairness Opinion”) as to whether the Exchange Ratio is fair, from a financial point of view, to the holders of the Mallon Shares.

The Merger will be subject to a number of terms and conditions which must either be satisfied or waived on or before the closing of the Merger including, among other things, the approval of the Merger and the Merger Agreement by a vote of Mallon’s shareholders and the parties having received all required regulatory approvals and consents. The terms and conditions of the Merger are more fully described in the draft Merger Agreement dated September 27, 2002.

Waterous engages in performing financial analyses with respect to the valuation of upstream energy companies and their assets in connection with mergers, acquisitions, divestitures and other transactions. We are familiar with Mallon due to our engagement as financial advisor in connection with Mallon’s 2001 divestiture of certain assets and our current engagement. Waterous is to be paid a fee for its services in connection with its current engagement, including fees that are contingent on the successful completion of a sale or other disposition of Mallon. In addition, Waterous is to be reimbursed for certain out-of-pocket expenses and is to be indemnified by Mallon in certain circumstances.

Waterous has not been engaged to provide any financial advisory services to Mallon, Black Hills or any of their respective associates or affiliates in the past three years, other than (i) the services provided under our current engagement by Mallon, and (ii) services provided to Mallon as financial advisor related to an asset sale that closed during 2001. Other than our agreement to provide this Fairness Opinion to Mallon’s Board of Directors, there are no understandings, agreements or commitments between Waterous and Mallon, Black Hills or any of their respective associates or affiliates with respect to any future business dealings. Waterous and its affiliates may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Mallon, Black Hills or any of their respective associates or affiliates.

For the purpose of preparing this Fairness Opinion, Waterous has reviewed certain publicly available and confidential information relating to Mallon and Black Hills. We have not been directly involved with the negotiation of the terms of the Merger or the Merger Agreement. Except as expressly described herein, Waterous has not conducted any independent investigations to verify the accuracy and completeness of such information.

In particular, and in connection with this Fairness Opinion, Waterous has reviewed and relied upon or carried out, among other things, the following:

1.	the draft Merger Agreement dated September 27, 2002;

2.	the audited financial statements of Mallon for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

3.	the audited financial statements of Black Hills for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

4.	the unaudited interim reports of Mallon for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31 2002 and June 30, 2002;

5.	the unaudited interim reports of Black Hills for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31 2002 and June 30, 2002;

6.	the Annual Reports on Form 10-K of Mallon for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

7.	the Annual Reports on Form 10-K of Black Hills for each of the years ended December 31, 1999, December 31, 2000 and December 31, 2001;

8.	the Quarterly Reports on Form l0-Q of Mallon for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31 2002 and June 30, 2002

9.	the Quarterly Reports on Form 10-Q of Black Hills for each of the quarters ended March 31, 2001, June 30, 2001, September 30, 2001, March 31, 2002 and June 30, 2002;

10.	the Notices of Annual Meeting of Shareholders and Proxy Solicitation Materials on Form 14A of Mallon, dated August 3, 2001;

11.	the Notices of Annual Meeting of Shareholders and Proxy Solicitation Materials on Form 14A of Black Hills, dated March 27, 2001 and April 15, 2002;

12.	an evaluation of Mallon’s petroleum and natural gas reserves prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants, effective December 31, 2001;

13.	discussions with senior management of Mallon regarding the past, current and projected operations and financial prospects of Mallon and anticipated benefits of the Merger;

14.	certain financial forecasts of Mallon, including information relating to certain strategic, financial and operational benefits anticipated from the Merger;

15.	certain discussions among representatives of Mallon and Black Hills;

16.	a summary of all hedging positions maintained by Mallon as of August 15, 2002;

17.	September 2002 NYMEX Futures prices for natural gas and oil;

18.	a schedule of all Mallon stock options granted and outstanding as set forth in the Merger Agreement;

19.	a summary of the current indebtedness and working capital position of Mallon, as prepared by Mallon management;

20.	a summary of the estimated net operating loss carryforwards for Mallon prepared by Mallon management as of June 30, 2002;

21.	discussions with Mallon’s outside legal counsel;

22.	the employment and severance agreements provided to us by Mallon, to which Mallon is a party;

23.	information provided to us by Mallon regarding the Mallon Employee Loyalty Bonus Pool revised February 1998;

24.
public information relating to the business, operations, financial performance and stock trading history of Mallon and Black Hills, and other selected public companies considered by us to be comparable to Mallon;

25.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

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26.	public information regarding the industry in which Mallon operates;

27.	representations made to us by senior officers of Mallon as to the completeness and accuracy of the information provided by Mallon upon which this Fairness Opinion is based; and

28.	such other corporate, industry and financial market information, investigations and analyses as Waterous considered necessary or appropriate in the circumstances.

Waterous has not, to the best of its knowledge, been denied access by Mallon or Black Hills to any information requested by Waterous.

Waterous has assumed and relied upon the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations (collectively, the “Information”) obtained by Waterous from public sources or provided to us by Mallon or Black Hills and their consultants and advisors or otherwise pursuant to our engagement, and this Fairness Opinion is conditioned upon such completeness, accuracy and fairness. Waterous has assumed that the information did not, and does not, contain any untrue statement of a material fact in respect of Mallon and did not, and does not, omit to state a material fact in respect of Mallon necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided. Waterous has assumed that since the date the information was provided or obtained, there has been no material change, financial or otherwise, in the position of Mallon or in its financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and no material change has occurred that would render the Information untrue or misleading in any material respect and that would have, or that would reasonably be expected to have, a material effect on this Fairness Opinion. Subject to the exercise of professional judgment and except as expressly described herein, Waterous has not attempted to verify independently the accuracy or completeness of any of the Information.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and our evaluation of the condition and prospects, financial and otherwise, of Mallon and Black Hills as reflected in the Information and as represented to Waterous in discussions with the management of Mallon, Black Hills and their respective consultants or advisors. In its analyses, and in preparing this Fairness Opinion, Waterous made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters for which it believes there is a reasonable basis, but whether such assumptions prove to be accurate is beyond the control of Waterous and each of the parties involved in the Merger.

In preparing this Fairness Opinion, Waterous assumed that there will be no material changes to the draft of the Merger Agreement that we reviewed, that all of the conditions required to implement the Merger will be met, that the parties will close the Merger without incurring unexpected expenses, that no divestiture of assets will be required before or after consummation of the Merger, that the Merger will be completed in a timely manner and that the parties’ consummation of the Merger will be in compliance with all applicable laws. We assume that all the representations and warranties of the parties to the Merger Agreement are true and accurate and that the parties will perform their respective obligations under the Merger Agreement and related agreements.

It should be noted that Waterous has not prepared a formal valuation of Mallon, Black Hills or any of their respective securities or assets and this Fairness Opinion should not be construed as such. However, Waterous has conducted such financial analyses as it considered to be appropriate and necessary to support the conclusions reached in this Fairness Opinion.

Waterous expresses no view as to the accuracy or reasonableness of Mallon’s or Black Hill’s expectations regarding strategic, financial and operational benefits anticipated to result from the Merger. We express no opinion as to the underlying valuation, future performance or long-term viability of the combined entity following the Merger. We have not been asked to consider, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for Mallon, or the effect of any

3

alternative transaction that Mallon might pursue. In addition, we have assumed that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Waterous has not made any independent valuation or appraisal of the assets or liabilities of Mallon or Black Hills and, except as listed above, has not been provided with any such valuations or appraisals. Waterous has not performed any inspection of the properties, facilities or other assets of Mallon or Black Hills. We note that we are not legal, tax, accounting or regulatory experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of Mallon’s legal, tax, accounting and regulatory advisors with respect to the legal, tax, accounting and regulatory matters related to the Merger. All figures expressed in this Fairness Opinion, are in United States dollars unless otherwise noted.

This Fairness Opinion is given as of the date hereof and Waterous disclaims any undertaking or obligation to: (i) advise any person of any change in any fact or matter affecting this Fairness Opinion which may come, or be brought, to Waterous’ attention after the date hereof; or (ii) update this Fairness Opinion after the date hereof. Without limiting or qualifying the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Waterous reserves the right to change, modify or withdraw this Fairness Opinion.

Waterous believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of a fairness opinion is a complex process and does not lend itself to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Fairness Opinion does not address the merits of the underlying decision by Mallon to enter into the Merger Agreement and is not to be construed as a recommendation to any holder of Mallon Shares as to whether to vote in favor of the Merger. Waterous expresses no view as to the prices at which the Mallon, the Black Hills or the combined entity’s common stock will or should trade after the announcement or consummation of the Merger.

Based upon and subject to the foregoing, and such other matters as we considered relevant, Waterous is of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Mallon Shares.

This Fairness Opinion has been provided for the exclusive use of the Board of Directors of Mallon and may not be referred to, summarized, circulated, publicized or reproduced by Mallon or disclosed to, used or relied upon by any other party without the express prior written consent of Waterous. The Board of Directors of Mallon may rely on this Fairness Opinion for the purpose of considering the Merger. This Fairness Opinion is not intended to be relied upon or to confer any rights or remedies upon any employee, creditor, shareholder or other stakeholder of Mallon, or any other party. This Fairness Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth herein and in the engagement contract between Waterous and Mallon, and subject to the understanding that the obligations of Waterous hereunder and under the terms of Waterous’ engagement are solely corporate obligations to Mallon and no officer, director, employee, agent, shareholder, partner, affiliate or controlling person of Waterous shall be subjected to personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Yours very truly,

/s/ WATEROUS & CO. LIMITED

4

ANNEX C

Colorado Business Corporation Act
Colorado Revised Statutes
Title 7
Article 113—Dissenters’ Rights

Part 1—Right of Dissent—Payment for Shares

7-113-101. Definitions.

For purposes of this article:

(1)	“Beneficial shareholder” means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2)	“Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

(3)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

(4)
“Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

(5)
“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

(6)
“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

(7)	“Shareholder” means either a record shareholder or a beneficial shareholder.

7-113-102. Right to dissent.

(1)	A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any of the following corporate actions:

(a)	Consummation of a plan of merger to which the corporation is a party if:

(I)	Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

(II)	The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

(b)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

(c)
Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholders’ vote is required under section 7-112-102 (1); and

(d)
Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102 (2).

(1.3)
A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or on the national market system of the national association of securities dealers automated quotation system, or were held of record by more than two thousand shareholders, at the time of:

(a)	The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders’ meeting at which the corporate action is submitted to a vote;

(b)	The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

(c)	The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

(1.8)	The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder’s shares, pursuant to the corporate action, anything except:

(a)	Shares of the corporation surviving the consummation of the plan of merger or share exchange;

(b)
Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal “Securities Exchange Act of 1934”, as amended, or on the national market system of the National Association of Securities Dealers automated quotation system, or will be held of record by more than two thousand shareholders;

(c)	Cash in lieu of fractional shares; or

(d)	Any combination of the foregoing described shares or cash in lieu of fractional shares.

(2)	(Deleted by amendment, L. 96, p. 1321, § 30, effective June 1, 1996)

(2.5)
A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

(3)
A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder’s shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4)
A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

7-113-103. Dissent by nominees and beneficial owners.

(1)
A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters’ rights as to the shares held on the beneficial shareholder’s behalf only if:

(a)	The beneficial shareholder causes the corporation to receive the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b)	The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3)
The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the

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beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters’ rights as to all such shares as to which there is no limitation on the ability to exercise dissenters’ rights. Any such requirement shall be stated in the dissenters’ notice given pursuant to section 7-113-203.

Part 2—Procedure for Exercise of Dissenters’ Rights

7-113-201. Notice of dissenters’ rights.

(1)
If a proposed corporate action creating dissenters’ rights under section 7-113-102 is submitted to a vote at a shareholders’ meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) shall not affect any action taken at the shareholders’ meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this article by reason of the shareholder’s failure to comply with the provisions of section 7-113-202 (1).

(2)
If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters’ rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders’ meeting. Failure to give notice as provided by this subsection (2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder’s shares under this article by reason of the shareholder’s failure to comply with the provisions of section 7-113-202 (2).

7-113-202. Notice of intent to demand payment.

(1)
If a proposed corporate action creating dissenters’ rights under section 7-113-102 is submitted to a vote at a shareholders’ meeting and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters’ rights shall:

(a)
Cause the corporation to receive, before the vote is taken, written notice of the shareholder’s intention to demand payment for the shareholder’s shares if the proposed corporate action is effectuated; and

(b)	Not vote the shares in favor of the proposed corporate action.

(2)
If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters’ rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters’ rights shall not execute a writing consenting to the proposed corporate action.

(3)	A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder’s shares under this article.

7-113-203. Dissenters’ notice.

(1)
If a proposed corporate action creating dissenters’ rights under section 7-113-102 is authorized, the corporation shall give a written dissenters’ notice to all shareholders who are entitled to demand payment for their shares under this article.

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(2)
The dissenters’ notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters’ rights under section 7-113-102 and shall:

(a)	State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

(b)	State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

(c)	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(d)	Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

(e)
Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

(f)	State the requirement contemplated in section 7-113-103 (3), if such requirement is imposed; and

(g)	Be accompanied by a copy of this article.

7-113-204. Procedure to demand payment.

(1)	A shareholder who is given a dissenters’ notice pursuant to section 7-113-203 and who wishes to assert dissenters’ rights shall, in accordance with the terms of the dissenters’ notice:

(a)	Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203 (2) (d), duly completed, or may be stated in another writing; and

(b)	Deposit the shareholder’s certificates for certificated shares.

(2)
A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder’s exercise of dissenters’ rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3)	Except as provided in section 7-113-207 or 7-113-209 (1) (b), the demand for payment and deposit of certificates are irrevocable.

(4)
A shareholder who does not demand payment and deposit the shareholder’s share certificates as required by the date or dates set in the dissenters’ notice is not entitled to payment for the shares under this article.

7-113-205. Uncertificated shares.

(1)
Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2)	In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

7-113-206. Payment.

(1)
Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters’ rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address

4

shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, the amount the corporation estimates to be the fair value of the dissenter’s shares, plus accrued interest.

(2)	The payment made pursuant to subsection (1) of this section shall be accompanied by:

(a)
The corporation’s balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders’ equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

(b)	A statement of the corporation’s estimate of the fair value of the shares;

(c)	An explanation of how the interest was calculated;

(d)	A statement of the dissenter’s right to demand payment under section 7-113-209; and

(e)	A copy of this article.

7-113-207. Failure to take action.

(1)
If the effective date of the corporate action creating dissenters’ rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2)
If the effective date of the corporate action creating dissenters’ rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters’ notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

7-113-208. Special provisions relating to shares acquired after announcement of proposed corporate action.

(1)
The corporation may, in or with the dissenters’ notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters’ rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter’s payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters’ rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters’ rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2)	An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206 (2).

7-113-209. Procedure if dissenter is dissatisfied with payment or offer.

(1)
A dissenter may give notice to the corporation in writing of the dissenter’s estimate of the fair value of the dissenter’s shares and of the amount of interest due and may demand payment of such estimate, less any

5

payment made under section 7-113-206, or reject the corporation’s offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

(a)	The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

(b)	The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

(c)	The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207 (1).

(2)
A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

Part 3—Judicial Appraisal of Shares

7-113-301. Court action.

(1)
If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2)
The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation’s principal office is located or, if the corporation has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office, it shall commence the proceeding in the county where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter’s payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation’s current record of shareholders for the record shareholder holding the dissenter’s shares, or as provided by law.

(4)
The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5)
Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or for the fair value, plus interest, of the dissenter’s shares for which the corporation elected to withhold payment under section 7-113-208.

7-113-302. Court costs and counsel fees.

(1)
The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some

6

of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)	Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

(b)
Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Indemnification of Directors and Officers

The articles of incorporation of Black Hills provides that to the fullest extent permitted under the South Dakota Business Corporation Act, a director of Black Hills shall not be personally liable to Black Hills or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any violation of Sections 47-5-15 to 47-5-19, inclusive, of the SDCA, which relate to certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

Under the SDCA, a corporation may through, among other means, a majority vote of a quorum of disinterested directors, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding if that person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. However, with respect to actions by or in the right of the corporation, no indemnification may be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper. A director or officer who is successful, on the merits or otherwise, in defense of any proceeding subject to the SDCA’s indemnification provisions must be indemnified by the corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection therewith.

In addition to the indemnification laws above and as set forth in the Black Hills bylaws, the bylaws provide that Black Hills shall pay any indemnification unless a determination is made by the board of directors, independent legal counsel or the shareholders, that indemnification is not proper in the circumstances because the director has not met the applicable standard of conduct set forth under the SDCA and Black Hills bylaws. Black Hills shall pay any costs, charges and expenses (including attorneys’ fees) incurred in defending a civil or criminal action, suit or proceeding prior to the final disposition of such action, suit or proceeding; provided, however, that the payment of such costs, charges and expenses shall be made only upon receipt of an undertaking by the individual to be indemnified to repay all amounts advanced. Any indemnification pursuant to the SDCA or the bylaws shall be made promptly, and in any event within 60 days, upon the written request of the director or officer. The right to indemnification as set forth in the Black Hills bylaws shall be enforceable in a court of competent jurisdiction, if Black Hills denies such indemnification, in whole or in part, or if no disposition is made within 60 days. Black Hills shall have a defense to not providing indemnification if it can prove the director or officer seeking indemnification has not met the standard of conduct established by the SDCA and the Black Hills bylaws. Black Hills shall not be obligated to provide indemnification costs for any settlement to which it has not agreed. If the person to be indemnified unreasonably fails to enter into a settlement in any action, suit or proceeding, including any appeal, then the indemnification obligation of Black Hills shall not exceed the total of the amount at which settlement could have been made. No amendment, termination or repeal of the Black Hills bylaws regarding indemnification shall affect or diminish the rights of any director or officer of Black Hills with respect to any action, suit or proceeding arising out of, or related to, any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal. The indemnification policies set forth in the Black Hills bylaws shall be binding upon any successor corporation to Black Hills, whether by way of acquisition, merger, consolidation or otherwise. Additionally, Black Hills has also entered into specific agreements with the directors and officers of Black Hills providing for indemnification of such persons under certain circumstances.

Black Hills also has obtained insurance policies which provide coverage for its directors and officers in certain situations, including some situations where Black Hills cannot directly indemnify the directors or officers.

Exhibits

(a)  Exhibit Index

Exhibit Number	Description
2
Agreement and Plan of Merger among Black Hills Corporation, Black Hills Acquisition Corp., and Mallon Resources Corporation, dated as of October 1, 2002 (attached as Annex A to the Proxy Statement/Prospectus contained in this Registration Statement)

4.1	Articles of Incorporation of Black Hills (incorporated by reference to Black Hills’ Registration Statement on Form S-4 (No. 333-53664), Exhibit 3.3)

4.2	Articles of Amendment to the Articles of Incorporation of Black Hills (incorporated by reference to Black Hills’ Form 8-K filed on December 26, 2000, Exhibit 3.2)

4.3	Specimen stock certificate of Black Hills (incorporated by reference to Black Hills’ periodic report on Form 10-K for the year 2000, Exhibit 4.2)

5	Opinion of Steven J. Helmers as to the legality of securities being registered

8.1	Opinion of Holland & Hart LLP regarding tax matters

8.2	Opinion of Holme Roberts & Owen LLP regarding tax matters

23.1	Consent of Holland & Hart LLP (included in its opinion filed as Exhibit 8.1)

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Waterous & Co. Limited

23.4	Consent of Holme Roberts & Owen, LLP (included in its opinion filed as Exhibit 8.2)

23.5	Consent of Ralph E. Davis Associates, Inc.

23.6	Consent of Netherland, Sewell & Associates, Inc.

23.7	Consent of Steven J. Helmers (included in his opinion filed as Exhibit 5)

24	Powers of Attorney (included on the signature page)

99.1
Form of Voting Agreement dated as of October 1, 2002 among Black Hills Corporation, Black Hills Acquisition Corp. and each of George O. Mallon, Jr., Roy K. Ross, Peter H. Blum, Roger R. Mitchell, Francis J. Reinhardt, Jr., J.O. Hambro Capital Management Ltd. and Hare & Co. A/C Bank of New York

99.2	Form of Proxy Card for Special Meeting—Mallon Resources Corporation

99.3	The opinion of Waterous & Co. Limited (attached as Annex B to the Proxy Statement/Prospectus contained in this Registration Statement)

Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

1.    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2.    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

3.    The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5.    The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rapid City, State of South Dakota, on the 27th day of November, 2002.

BLACK HILLS CORPORATION

By:	/s/ DANIEL P. LANDGUTH
Daniel P. Landguth Chairman of the Board and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Daniel P. Landguth, Mark T. Thies and Roxann R. Basham and each of them, the undersigned’s true and lawful attorneys-in-fact and agents with full power of substitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DANIEL P. LANDGUTH Daniel P. Landguth	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 27, 2002

/s/ MARK T. THIES Mark T. Thies	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	November 27, 2002

/s/ ROXANN R. BASHAM Roxann R. Basham	Vice President—Controller and Assistant Secretary (Principal Accounting Officer)	November 27, 2002

/s/ JOHN R. HOWARD John R. Howard	Director	November 27, 2002

/s/ DAVID C. EBERTZ David C. Ebertz	Director	November 27, 2002

/s/ ADIL M. AMEER Adil M. Ameer	Director	November 27, 2002

/s/ EVERETT E. HOYT Everett E. Hoyt	Director	November 27, 2002

/s/ THOMAS J. ZELLER Thomas J. Zeller	Director	November 27, 2002

/s/ DAVID S. MANEY David S. Maney	Director	November 27, 2002

Signature	Title	Date

/s/ BRUCE B. BRUNDAGE Bruce B. Brundage	Director	November 27, 2002

/s/ KAY S. JORGENSEN Kay S. Jorgensen	Director	November 27, 2002